DIA BRAS
exploration

08003244

RECEIVED

2008 JUN 16 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDERAL EXPRESS

June 12, 2008

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between May 1 to 31, 2008.

If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
JUN 18 2008
THOMSON REUTERS

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

6/17

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM MAY 1 TO MAY 31, 2008

Date of Filing	Name of Form
May 1, 2008[1]	News release – English – No. 9 - 2008
May 6, 2008[1]	News release – English – No. 10 - 2008
May 7, 2008[1]	Notice of meeting – French
May 7, 2008[1]	Notice of meeting – English
May 7, 2008[1]	Management information circular – French
May 7, 2008[1]	Management information circular – English
May 7, 2008[1]	Form of proxy – French
May 7, 2008[1]	Form of proxy - English
May 9, 2008[1]	Other – Confirmation of mailing - English
May 9, 2008[1]	Audited annual financial statements – French – December 31, 2007
May 9, 2008[1]	MD&A (amended) – English – December 31, 2007
May 9, 2008[1]	MD&A – French – December 31, 2007
May 16, 2008[1]	News release – English – No. 11 - 2008
May 28, 2008[1]	News release – English – No. 12 - 2008
May 30, 2008[1]	News release – English – No. 13 - 2008
May 30, 2008[1]	Other – Confirmation of mailing – English
May 30, 2008[1]	Other – BC Form 51-901F – March 31, 2008
May 30, 2008[1]	Other – Confirmation of Mailing – French
May 30, 2008[1]	Interim financial statements – English – March 31, 2008
May 30, 2008[1]	Form 52-109F2 – Certif. of interim filings – CFO – March 31, 2008 – Engl.
May 30, 2008[1]	Form 52-109F2 – Certif. of interim filings – CEO – March 31, 2008 – Engl.
May 30, 2008[1]	Form 52-109A2 – Certif. of interim filings – CFO – March 31, 2008 – Fr.
May 30, 2008[1]	Form 52-109A2 – Certif. of interim filings – CEO – March 31, 2008 – Fr.
May 30, 2008[1]	MD&A – English – March 31, 2008

File No. 82-34990

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 09- 2008

DIA BRAS: INITIAL NI 43-101 RESOURCES REPORT ON CUSI:

2.12 Moz AgEq in the M+I category and 14.6 Moz AgEq in the Inferred category for Santa Edwiges and Promontorio

Montréal, Québec - May 1, 2008- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to report the first NI 43-101 compliant Mineral Resource Estimates for the Santa Edwiges and Promontorio sectors of its Cusi silver property, located in the State of Chihuahua, Mexico. The report concludes that work to date on these two sectors of interest has outlined resources as follows:

Measured and Indicated Category

As of March 31 2008, the Measured and Indicated Resources at the Santa Edwiges area stand at 131,000 tonnes at an average grade of 344 g/t AgEq (10.1 oz/t) for more than 1.45 Moz of silver equivalent and 103,000 tonnes at 201 g/t AgEq (5.9 oz/t) for 587,550 ounces of silver equivalent at Promontorio area. The combined resources are contained within 234,000 tonnes at an average grade of 284 g/t AgEq for about 2.12 Moz AgEq. Pure silver amounts to approximately 1.4 M oz, for a Ag - AgEq ratio of 65%.

Inferred Category

The Inferred Resources for both areas are 1.39 million tonnes grading 0.24 g/t Au and 188 g/t Ag (326 g/t silver-equivalent) at a cut off grade of 120 g/t silver-equivalent. The Inferred Resource at Santa Edwiges stands at 936,000 tonnes at an average grade of 333 g/t AgEq (9.65 oz/t) for about 10.02 Moz of silver equivalent as well as 458,000 tonnes at an average grade of 312 g/t AgEq (9.22 oz/t) for some 4.59 Moz of silver equivalent at Promontorio.

Silver equivalent for both categories was calculated using the formula:
AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Daniel Tellechea, President & CEO of Dia Bras states, "We are very pleased with the results of the initial resources estimate at Cusi. The M+I resources indicate a potential for approximately 2 years of small scale mining of approximately 300 tons per day while more resources are being added to our resources base at Cusi, thus allowing us to achieve our 2008 target of pilot mining for Cusi ."

François Auclair, Vice-President, Exploration adds, "The Exploration potential remains huge because only 10 km^2 of the Cusi property has been explored by modern mining exploration techniques. More importantly, only two of the twelve historical producers have been targeted, with over 5,000 metres of continuous drilling. Furthermore, both Santa Edwiges and Promontorio demonstrate potential for more resources along strike and down dip."

Geostat has estimated the Mineral Resources of the Cusi project using the database up to March 31, 2008, which includes 202 diamond drill holes (surface and underground) for a total of 9201 sampled intervals. The resource estimate was calculated using 92 mineral intersections (within the 202 drill holes). The database used by Dia Bras was provided to Geostat and was incorporated in Geostat software.

Most of the Resources were calculated by an inverse square distance block model, the remainder by cross sectional method.

The mineralization at Promontorio is associated with fracture-filled, low-sulphidation veins with high precious-metals grades, typical of a high level epithermal system. The most prominent vein in the sector is Veta A, and Dia Bras has reported high historical grades as well as the Company's drill core data from this vein and from its intersections with cross cutting subsidiary veins (see press release June 7, 2007).

The Santa Edwiges–San Antonio–San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb, Zn, Cu) of a zoned, epithermal vein system. This middle portion of the veins transitions upwards to the upper precious metal (Au, Ag) portion of the veins.

The Mineral Resources of the Cusi project have been calculated for only two areas of the Cusi camp, Santa Edwiges (including Santa Marina) and Promontorio. More resources will be added to this initial estimate when resources from the La Bamba – San Miguel option and other areas of the Cusi camp are added to these first calculations.

Resources - Total of Promontorio and Santa Edwiges

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Onces of Ag	Onces of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured+Indicated	234,000	0.12	187	0.05	0.80	0.82	281	1,413,260	2,121,160
Inferred	1,394,000	0.24	188	0.06	1.15	1.14	326	8,434,810	14,614,410

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources - Santa Edwiges - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Onces of Ag	Onces of AgEq
Measured	9,000	0.03	205	0.05	0.52	0.58	266	59,590	77,200
Indicated	122,000	0.15	195	0.07	1.34	1.39	350	766,110	1,376,490
Measured+Indicated	131,000	0.14	196	0.07	1.28	1.34	344	825,710	1,453,700
Inferred	936,000	0.32	144	0.06	1.58	1.58	333	4,343,280	10,021,390

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources - Promontorio - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	2,000	0.18	215	0.03	0.24	0.17	249	16,790	19,450
Indicated	101,000	0.08	176	0.03	0.18	0.17	200	570,760	648,010
Measured+Indicated	103,000	0.08	177	0.03	0.18	0.17	201	587,550	667,460
Inferred	458,000	0.08	278	0.05	0.29	0.25	312	4,091,530	4,593,020

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Notes:

1. CIM Definitions were followed for the resource estimate.
2. A minimum width of 2 m was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.
4. Equivalent Ag grades and contained ounces were estimated based on gold, silver, lead, and zinc plant recoveries as per the most recent metallurgical test work and smelter terms.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability
6. Price assumptions used for the AgEq calculation (US$): Ag 11.00/oz, Au 600.00/oz, Cu 2.00/lb, Zn 1.00/lb, Pb 0.65/lb.

The NI 43-101 Resources were prepared by Yann Camus, P Eng., Geo and Maxime Dupéré, P Geo, of Geostat Systems International as at April 28, 2008, both Independent Qualified Persons as per NI 43-101 definition.

A complete technical report will be available under Dia Bras Exploration on the SEDAR website at www.sedar.com and on Dia Bras' website at www.diabras.com within 45 days of the present.

Metallurgical Study

Batch test samples have been sent to San Luis Potosi University for metallurgical testing. The study is headed by Dr Alejandro Lopez Valdivieso (PhD Minerals Engineering, UC Berkeley and M.Sc.A. Metallurgy, South Dakota School of Mines) and Mr. Ruben Tello Flores, Metallurgist.

This program was initiated for Santa Edwiges and includes mineralogical studies and flotation tests to obtain both a silver-lead concentrate and a zinc concentrate. The first results from the flotation tests are very promising. They indicate that it is feasible to produce a lead concentrate with 60% Pb and 1 kg / ton Ag with a recovery of 75% for lead and 70% for silver and also to produce a zinc concentrate with 55% Zn with low levels of lead and iron for a zinc recovery of 70%. This metallurgical study is continuing to improve recoveries for silver, lead and zinc.

In respect to Promontorio, metallurgical testing is in process to obtain silver concentrate.

Exploration Potential

The Company's current drilling program of 15,000 m of diamond drilling is being conducted on the northwestern portion of the project where 12 inactive silver mines are located. As of April 30, more than 8,000 m of core diamond drilling has been completed. The objective of the drilling is to test the down-dip and strike extensions of the silver veins in the Santa Edwiges and Promontorio mines as well as define new mineralize structures previously untested.

The reconnaissance mapping and prospecting of the La Reina sector of the Cusi property was conducted in February and March and results from the sampling program are awaited. A 2,000 metres drilling program will target the most prospective zones define during the prospecting program.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp as well as the newly option La Engañosa property situated in Jalisco state. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

François Auclair
Vice-President, Exploration
Dia Bras Exploration
(514) 393-8875 ext. 243

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.


2200
2100
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Santa Edwiges 3
Soledad
Santa Rosa
Santa Marina 2
Santa Edwiges 1
Santa Edwiges 2
Santa Marina Main

Dia Bras
Cusi Project

SANTA EDWIGES


SAN JOSE
L1
L2
GALLO
N

Projection of the Mineralized Zones (plan view)

Color code in relation to ore bodies

DIA BRAS exploration

TSX Venture Exchange - DIB
No. 10- 2008

Dia Bras and Pershimco Sign Letter of Binding Intent to Joint Venture the San Miguel and La Bamba Properties in the Cusi Silver Mining Camp, Mexico

Montréal, Québec - May 6, 2008- **Dia Bras Exploration Inc.** (TSX-V: DIB) is pleased to announce that the Dia Bras and its Mexican affiliate Dia Bras Mexicana has signed a Binding Letter of Intent (the "LOI") setting the terms of a 50-50 Joint Venture Agreement (the "JV") with *Pershimco Resources Inc.* (TSX-V: Pro) and its affiliate *Minero Metalurgica San Miguel* ("Dia Bras") for Pershimco's La Bamba and San Miguel Properties (the "Properties") located in the Cusi Silver Mining District in the State of Chihuahua, Mexico.

Dia Bras earned its 50% interest in the Properties by investing US$1.5 million in the Phase 1 of the exploration and development programs. As part of the JV terms, both Pershimco and Dia Bras will inject a sum of US$1.25 million each to finance the Phase 2 drilling to define a silver mineral resource at the Properties. Dia Bras has already completed US$500,000 in the Phase 2 work program. A final agreement containing all necessary administrative and legal Mexican compliances is being completed and both parties are expected to sign shortly.

All future exploration and development of the Properties will be managed under a Mexican subsidiary ("MEXCO") operated by Pershimco. The MEXCO Board of Directors will consist of representatives from both Pershimco and Dia Bras, and will be chaired by Pershimco for the first two years. Dia Bras will have an option to earn an additional 20% in MEXCO and the Properties, by notifying Pershimco of its intent to exercise this option, and by completing a Phase 3 work program with a minimum work expenditure of US $1.75 million. Pershimco will have a similar right, assuming Dia Bras does not exercise the 20% additional interest option within 45 days after completing the Phase 2 work program.

Daniel Tellechea, President and CEO states « The JV and proposed expenditure commitments for the Properties are significant milestones for Dia Bras and its shareholders. Work by Dia Bras on the JV Properties has demonstrated that the La Bamba and San Miguel mines can be re-opened quickly once further work brings the excellent silver mineralization within these mines to a 43-101 compliant status of Measured and Indicated categories. This will add to the silver resource that the Company has defined at its Promontorio and Santa Edwiges mines, further adding to the resource base of Dia Bras."

The La Bamba and San Miguel Properties

Mineralized host rocks are highly oxidized, revealing the black centimetric silver veins and stockworks, in places accompanied by quartz, sphalerite (zinc sulphide) and galena (lead sulphide). Individual veins trend in several directions, including N-S, NE-SW, NW-SE and sub-horizontal. They are generally 10 cm to 1 m wide and contain silver grades between 100 g/t to more than 1,000 g/t in the narrower intervals. Veins outline several rectangular or lozenge-shaped and metric-sized blocks, composed of highly fractured and brecciated hosts that plunge very steeply to the SW. Silver grades inside these blocks tend to be less than 100 g/t. The pattern was observed across a minimum 35 m true width based on the underground workings at La Bamba. The pattern may have horizontal and vertical extents in the tens of meters. Additional surface and underground work, including drilling, should reveal their full extent, litho-structural relationships, and potential higher-narrow and lower-bulk grade potential.

Drill hole results to date confirm that narrower intervals contain higher silver grades, generally approaching the 1 kg/t, and can exceed 3 kg/t, and when wider envelopes are included, silver grades generally remain over 100 g/t, up to 40 m intervals. Both Pershimco and Dia Bras believe that there is a significant silver system that could contain a potential higher grade / lower volume and lower grade and larger volume silver mineralization using combined narrow higher grade silver veins and wider lower grade silver haloes.

Dia Bras and Pershimco are poised to initiate a 20,000 m drill program at La Bamba and San Miguel, where both parties expect outlining the full silver potential within the next year.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp as well as the newly option La Engañosa property situated in Jalisco state. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

François Auclair
Vice-President, Exploration
Dia Bras Exploration
(514) 393-8875 ext. 243

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

EXPLORATION DIA BRAS INC.

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle des actionnaires (l'« assemblée ») de EXPLORATION DIA BRAS INC. (la « société »), pour l'exercice terminé le 31 décembre 2007, aura lieu au salon Peribonka de l'hôtel Fairmont Le Reine Élizabeth, 900, boulevard René-Lévesque Ouest, Montréal (Québec), le mercredi 4 juin 2008 à 10 h (heure locale) aux fins suivantes :

a) recevoir le rapport annuel de la direction, les états financiers consolidés vérifiés de la société pour les exercices terminés les 31 décembre 2007 et 2006 et le rapport des vérificateurs s'y rapportant;

b) élire les administrateurs de la société;

c) nommer les vérificateurs de la société et autoriser les administrateurs à établir leur rémunération; et

d) traiter de toute autre question qui pourrait être dûment soumise à l'assemblée ou à toute reprise de celle-ci.

La circulaire de sollicitation de procurations de la société ainsi qu'un formulaire de procuration pour l'assemblée sont joints au présent avis.

FAIT à Montréal (Québec), ce 5e jour du mois de mai 2008.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

(s) *Luce L. Saint-Pierre*
Luce L. Saint-Pierre
Secrétaire

Si vous ne pouvez assister à l'assemblée en personne, vous êtes prié(e) de compléter, dater et signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe prévue à cette fin.

DIA BRAS EXPLORATION INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of DIA BRAS EXPLORATION INC. (the "Company"), for the year ended December 31, 2007, will be held in the Peribonka Room, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montréal, Québec, on Wednesday, June 4, 2008, at 10:00 a.m. (local time) for the following purposes:

(a) to receive the annual report of management, the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 and the auditors' report thereon;

(b) to elect directors of the Company;

(c) to appoint the auditors of the Company and to authorize the directors to fix their compensation; and

(d) to transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The proxy circular of the Company as well as a proxy form for the Meeting are enclosed herewith.

DATED at Montréal, Québec, this 5th day of May 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(s) *Luce L. Saint-Pierre*
Luce L. Saint-Pierre
Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

EXPLORATION DIA BRAS INC.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

SOLLICITATION DE PROCURATIONS

La présente circulaire (la « circulaire ») a trait à la sollicitation de procurations par la direction de EXPLORATION DIA BRAS INC. (la « société ») en vue de l'assemblée annuelle des actionnaires de la société qui aura lieu au jour, à l'heure et à l'endroit ainsi qu'aux fins énoncés à l'avis de convocation ci-joint, ainsi que de toute reprise de cette assemblée (l'« assemblée »). Les procurations seront surtout sollicitées par la poste, mais elles peuvent aussi l'être en personne ou par téléphone par les employés de la société. Le coût de la sollicitation est à la charge de la société.

NOMINATION ET RÉVOCATION DES PROCURATIONS

Les personnes désignées dans le formulaire de procuration ci-joint sont des dirigeants de la société. **L'actionnaire qui désire nommer une autre personne (qui n'est pas obligatoirement un actionnaire) comme son représentant à l'assemblée peut le faire en insérant le nom de la personne de son choix dans l'espace prévu dans le formulaire de procuration. La procuration dûment remplie doit parvenir au siège social de la société ou chez l'agent de transfert de la société, dont le nom apparaît sur l'enveloppe ci-jointe, au plus tard à la fermeture des bureaux le deuxième jour ouvrable précédant la date de l'assemblée (à l'exclusion des samedi, dimanche et jour férié).**

L'actionnaire qui donne une procuration peut la révoquer en tout temps par écrit, y compris en signant un autre formulaire de procuration portant une date ultérieure, et en faisant parvenir ce document signé par l'actionnaire ou son mandataire autorisé au siège social de la société ou à l'agent de transfert de la société au plus tard à la fermeture des bureaux le deuxième jour ouvrable précédant la date de l'assemblée, ou de toute autre manière autorisée par la loi. L'actionnaire peut choisir de se présenter à l'assemblée et d'y exercer son droit de vote.

EXERCICE DU POUVOIR DISCRÉTIONNAIRE CONFÉRÉ PAR UNE PROCURATION

L'actionnaire qui donne une procuration peut indiquer la façon dont le fondé de pouvoir désigné doit exercer son droit de vote à l'égard de toute question spécifique en cochant l'espace approprié. Les fondés de pouvoir désignés dans le formulaire de procuration exerceront le droit de vote afférent aux actions de l'actionnaire selon les directives reçues, le cas échéant. **En l'absence de telles indications, les droits de vote seront exercés en faveur de toutes les résolutions décrites ci-dessous. Le formulaire de procuration ci-joint accorde un pouvoir discrétionnaire aux fondés de pouvoir qui y sont désignés quant à tout amendement ou modification aux questions dont traite l'avis de convocation et quant à toute autre question qui pourrait être dûment soumise à l'assemblée.** À la date de la circulaire, la direction n'a connaissance d'aucun tel amendement ou modification, ni d'aucune autre question susceptible d'être soumise à l'assemblée. Toutefois, dans l'un ou l'autre cas, les fondés de pouvoir exerceront le droit de vote à l'égard des actions représentées dans le formulaire de procuration au meilleur de leur jugement.

TITRES COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS

Le conseil d'administration de la société a établi la date de référence au 2 mai 2008, soit la date à laquelle les porteurs de titres doivent être inscrits pour avoir droit de recevoir l'avis de convocation à l'assemblée.

Le 2 mai 2008, 111 501 269 actions ordinaires de la société étaient émises et en circulation. Les actions ordinaires sont les seuls titres en circulation donnant droit de vote à l'assemblée. Tous les porteurs d'actions ordinaires inscrits le 2 mai 2008 ont le droit de voter à l'assemblée s'ils y sont présents ou représentés par un fondé de pouvoir.

À la connaissance des administrateurs et dirigeants de la société, les seules personnes, entreprises ou sociétés qui détiennent véritablement, directement ou indirectement, ou qui exercent un contrôle ou une emprise sur les titres comportant droit de vote de la société représentant plus de 10 % des droits de vote rattachés à toute catégorie de titres comportant droit de vote, sont les suivantes :

Nom	Nature du droit de propriété	Nombre d'actions ordinaires	Pourcentage des actions ordinaires en circulation
Matterhorn Investment Management LLP	Direct	14 810 300	13,28

PERSONNES INTÉRESSÉES PAR CERTAINES QUESTIONS DE L'ORDRE DU JOUR

À la connaissance de la société, à l'exception de ce qui est divulgué aux présentes, aucun administrateur, candidat à un poste d'administrateur, dirigeant ou autre initié de la société, ni aucune personne qui leur est associée ou autrement liée, n'a un intérêt important dans une question quelconque de l'ordre du jour de l'assemblée.

ÉLECTION DES ADMINISTRATEURS

Les statuts de la société prévoient que le conseil d'administration doit être composé d'au plus 15 administrateurs. La direction de la société propose l'élection de sept (7) administrateurs pour l'année en cours. Le mandat de chacun d'eux se terminera lors de l'élection de son successeur à moins qu'il ne démissionne ou que son poste ne devienne vacant pour cause de décès, destitution ou toute autre raison.

À moins de directives d'abstention de voter, les fondés de pouvoir désignés dans le formulaire de procuration ci-joint voteront lors de l'assemblée POUR l'élection au conseil d'administration des candidats dont le nom apparaît ci-après.

La direction de la société ne prévoit pas que l'un ou l'autre des candidats sera incapable ou, pour une raison ou pour une autre, ne sera plus disposé à exercer la fonction d'administrateur mais, si le cas se présentait pour une raison ou pour une autre avant l'élection, à moins de directives d'abstention de voter, les fondés de pouvoir désignés dans le formulaire de procuration ci-joint se réservent le droit de voter pour un autre candidat de leur choix.

Le tableau suivant présente certains renseignements relativement à chaque candidat à un poste d'administrateur.

Nom, poste occupé auprès de la société, province ou état et pays de résidence	Occupation principale	Administrateur de la société depuis le	Nombre d'actions ordinaires détenues en propriété véritable ou sur lesquelles un contrôle ou une emprise est exercée*
DANIEL TELLECHEA(A) président, chef de la direction et administrateur *Arizona, États-Unis*	Président et chef de la direction de la société	7 juin 2007	néant
ROBERT D. HIRSH (A)(B) administrateur *Mexico, Mexique*	Directeur principal et chef de la section Industrie – Mine et énergie *Scotia Capital Mexico*	25 février 2005	426 400
PHILIP RENAUD (B)(C) administrateur *Londres, Royaume-Uni*	Directeur principal *Church Advisors* (société d'investissement privée)	1er octobre 2003	7 669 268
THOMAS L. ROBYN (C) président du conseil et administrateur *Colorado, États-Unis*	Président *Yorbeau Resources Inc.* (société d'exploration minière)	30 août 2005	150 000
EDUARDO GONZALEZ(A) administrateur *Mexico, Mexico*	Directeur des finances *BioFields* (société d'exploration minière – or)	11 juillet 2007	néant
DAVID CREVIER administrateur *Montréal, Canada*	Associé du cabinet d'avocats Colby, Monet, Demers, Delage & Crevier LLP	candidat	304 167 dont 100 000 sont détenues indirectement
MARK E. GOODMAN administrateur *Toronto, Canada*	Président exécutif Cogitore Resources Inc. (société d'exploration minière)	candidat	néant

* Chacun des candidats a lui-même fourni les renseignements relatifs aux actions ordinaires sur lesquelles il exerce le contrôle ou une emprise.

(A) Membre du comité de vérification.

(B) Membre du comité de rémunération.

(C) Membre du comité de gouvernance.

Toutes les personnes dont le nom est indiqué ci-dessus ont déjà été élues lors d'une assemblée d'actionnaires pour laquelle une circulaire de sollicitation de procurations a été émise et elles occupent la même fonction principale que lors de leur élection à l'exception de Messieurs David Crevier et Mark E. Goodman qui sont candidats pour la première fois. M. Crevier est associé du cabinet d'avocats Colby, Monet, Demers, Delage & Crevier depuis plus de cinq ans. M. Goodman était président de Dynamic Mutual Funds d'avril 2001 à octobre 2004 et chef de la direction de Valdez Gold Inc. d'octobre 2004 au 1er avril 2008.

À la connaissance de la direction de la société, aucun des candidats à un poste d'administrateur de la société :

a) n'est ou n'a été au cours des dix dernières années, un administrateur ou un dirigeant d'une société qui, alors qu'il exerçait cette fonction :

   i) a fait l'objet d'une interdiction d'opérations sur valeur ou d'une ordonnance semblable ou d'une ordonnance qui refusait à cette société une dispense statutaire applicable pendant plus de 30 jours consécutifs;
   ii) a, après la cessation de fonction à titre d'administrateur ou de dirigeant, fait l'objet d'une interdiction d'opérations ou d'une ordonnance semblable ou s'est vu refuser le droit de se prévaloir d'une dispense prévue par la législation en valeurs mobilières pendant plus de 30 jours consécutifs; ou
   iii) au cours de l'année suivant la cessation des fonctions de la personne, a fait faillite, fait une proposition concordataire en vertu d'une loi sur la faillite ou l'insolvabilité, été poursuivie par ses créanciers, conclu un concordat ou un compromis avec eux, intenté des poursuites contre eux, pris des dispositions ou fait des démarches en vue de conclure un concordat ou un compromis avec eux, ou un séquestre, un séquestre-gérant ou un syndic en faillite a été nommé pour détenir ses biens; ou

b) a, au cours des dix dernières années, fait faillite, fait une proposition concordataire en vertu d'une loi sur la faillite ou l'insolvabilité, été poursuivie par ses créanciers, conclu un concordat ou un compromis avec eux, intenté des poursuites contre eux, pris des dispositions ou fait des démarches en vue de conclure un concordat ou un compromis avec eux, ou un séquestre, un séquestre-gérant ou un syndic en faillite a été nommé pour détenir ses biens,

sauf M. Daniel Tellechea qui était président et chef de la direction de Asarco LLC (auparavant Asarco Inc.) (« Asarco ») en 2005 lorsque Asarco a initié une procédure pour se protéger contre ses créanciers en vertu du chapitre 11 du Bankrupcy Code des Etats-Unis.

À la connaissance de la direction de la société, aucun des candidats à un poste d'administrateur de la société ne s'est vu imposer:

a) une amende ou une sanction par un tribunal en vertu de la législation en valeurs mobilières ou par une autorité en valeurs mobilières, ou a conclu une entente de règlement avec une autorité en valeurs mobilières; ou
b) toute autre amende ou sanction par un tribunal ou un organisme de réglementation qui serait vraisemblablement considérée comme importante par un porteur de titres raisonnable ayant à décider s'il votera pour un candidat à un poste d'administrateur.

RÉMUNÉRATION DE LA HAUTE DIRECTION

Rémunération des dirigeants désignés

Le tableau suivant fournit des informations relativement à la rémunération des dirigeants désignés de la société pour les exercices terminés les 31 décembre 2007 et 2006 et la période de neuf mois terminée le 31 décembre 2005.

TABLEAU SOMMAIRE DE LA RÉMUNÉRATION

Nom et fonction	Période financière	RÉMUNÉRATION ANNUELLE			RÉMUNÉRATION À LONG TERME			Toute autre rémunération ($)
					Titres attribués		Paiements	
		Salaire ($)	Prime ($)	Autre rémunération annuelle ($)	Titres visés par les options attribuées (#)	Actions ou unités visées par des restrictions (#)	Paiements en vertu d'un RILT ($)	
Daniel Tellechea* (1) président et chef de la direction	2007	49 915	-	-	450 000	-	-	-
RÉJEAN GOSSELIN (2) président et chef de la direction	2007 2006 2005	229 194 171 105 126 200	- 122 500 50 000	51 194 27 105 26 123	240 000 800 000 300 000	-	-	-
ANDRE ST-MICHEL (3) vice-président exécutif	2007 2006 2005	221 198 171 105 126 200	- 122 500 50 000	125 198 27 105 16 123	240 000 800 000 300 000	-	-	-
LEONARD TEOLI * chef des operations financières	2007 2006 2005	140 000 130 000 41 667	- 50 000 18 000	-	110 000 356 000 100 000	-	-	-
THOMAS L. ROBYN *(4) président du conseil	2007 2006 2005	153 769 146 160 41 650	- 120 000 30 000	-	200 000 600 000 300 000	-	-	-
FRANÇOIS AUCLAIR*(5) vice-président, exploration	2007	191 700	13 900	-	200 000	-	-	-

* Se reporter à la rubrique « Cessation d'emploi, changement de fonctions et contrats d'emploi ».

(1) M. Daniel Tellechea a été nommé président et chef de la direction le 22 octobre 2007. La rémunération a été versée par Dia Bras Mexicana, S. de R.L. de C.V. ("Dia Bras Mexicana"), une filiale de la société, en vertu d'une convention de consultation en gestion.

(2) M. Réjean Gosselin a démissionné du poste de président et chef de la direction le 22 octobre 2007. La rémunération a été versée à Onyx Management inc., une société contrôlée par M. Gosselin, en vertu d'une convention de consultation. Une partie de la rémunération a été versée par Dia Bras Mexicana (51 194 $ en 2007 et 27 105 en 2006).

(3) La rémunération a été versée à Invesmin San Miguel, une société contrôlée par M. St-Michel, en vertu d'une convention de consultation. Une partie de la rémunération a été versée par Dia Bras Mexicana (51 125 198 $ en 2007 et 27 105 en 2006).

(4) La rémunération a été versée à ST Group Inc., une société contrôlée par M. Robyn, en vertu d'une convention de consultation.

(5) La rémunération a été versée à GéoExpl'Au International, une société contrôlée par M. Auclair, en vertu d'une convention de services de consultation.

Pour les exercices terminés les 31 décembre 2007 et 2006, le montant total de la rémunération versée par la société aux membres de la haute direction, y compris les dirigeants désignés, s'est élevé respectivement à 1 008 926 $ et 1 033 370 $. Il n'existe aucun régime de retraite à l'intention des membres de la haute direction.

Options attribuées au cours de l'exercice terminé le 31 décembre 2007

Dirigeants désignés	Nombre de titres faisant l'objet d'options (#)	Pourcentage du total des options attribuées aux salariés (%)	Prix de levée ($/action)	Valeur marchande des titres sous-jacents aux options à la date d'attribution ($/action)	Date d'expiration
Daniel Tellechea	50 000	0,02	1,10	1,10	3 avril 2012
	100 000	0,04	1,28	1,28	8 juin 2012
	300 000	0,12	0,96	0,96	18 oct. 2012
Réjean Gosselin	240 000	0,095	1,10	1,10	3 avril 2012
André St-Michel	240 000	0,095	1,10	1,10	3 avril 2012
Leonard Teoli	110 000	0,03	1,10	1,10	3 avril 2012
Thomas L. Robyn	200 000	0,08	1,10	1,10	3 avril 2012
François Auclair	200 000	0,09	1,10	1,10	3 avril 2012

Toutes les options permettent aux porteurs d'acquérir un nombre équivalent d'actions de la société.

Options levées au cours du dernier exercice et valeur des options à la fin de cet exercice

Dirigeants désignés	Titres acquis lors de la levée	Valeur globale réalisée	Options non levées à la fin de l'exercice		Valeur des options non levées dans le cours [1] à la fin de l'exercice	
	(#)	($)	Acquises (#)	Non acquises (#)	Acquises ($)	Non acquises ($)
Daniel Tellechea	Néant	Néant	450 000	-	Néant	-
Réjean Gosselin	Néant	Néant	1 830 000	-	325 000	-
André St-Michel	Néant	Néant	1 723 333	-	307 600	-
Leonard Teoli	Néant	Néant	705 000	-	323 500	-
Thomas Robyn	Néant	Néant	1 250 000	-	137 000	-
François Auclair	Néant	Néant	200 000	-	Néant	-

(1) *Options dans le cours* : options dont le prix de levée est inférieur au cours des actions sous-jacentes à la fin du dernier exercice. Le 31 décembre 2007, le cours de fermeture était de 0,76 $.

Cessation d'emploi, changement de fonctions et contrats d'emploi

Le 23 octobre 2007, la société a conclu une convention de consultation en gestion avec Daniel Tellechea (la « convention Tellechea) en vertu de laquelle M. Tellechea reçoit une compensation annuelle de 250 000 $ US (la « compensation Tellechea ») à titre de président et chef de la direction de la société. La société peut mettre fin à la convention Tellechea en tout temps sur préavis écrit de 12 mois lequel préavis peut être remplacé par le versement d'une somme égale à deux fois la compensation Tellechea si la convention est annulée dans les 90 jours d'un changement de contrôle.

La société a conclu une convention d'emploi avec Léonard Teoli à titre de chef des opérations financières pour un terme de deux ans se terminant le 31 décembre 2008 (la « convention Teoli »). La convention d'emploi prévoit un salaire annuel de 160 000 $ pour l'exercice 2008. La société peut mettre fin à la convention Teoli moyennant le versement d'une indemnité de départ égale à six mois de salaire.

En vertu d'une convention de gestion en vigueur depuis le 1er janvier 2008 entre la société et ST Group, Inc. (la « convention ST Group »), la société s'est engagée à verser à ST Group, une société contrôlée par M. Thomas L. Robyn, des honoraires mensuels de 4 000 $. La convention ST Group se termine le 31 décembre 2008 et la société peut y mettre fin en tout temps sur avis de six mois.

En vertu d'une convention de services de consultation datée du 1er mars 2007 entre la société et GéoExpl'Au International (la « convention GéoExpl'Au »), la société s'est engagée à verser à GéoExpl'Au International des honoraires annuels de 200 000 $ pour les services de François Auclair à titre de vice-présent, exploration de la société. La société peut mettre fin à la convention GéoExpl'Au en tout temps sur préavis écrit de six mois.

Rémunération des administrateurs

Depuis le 1er juillet 2007, les administrateurs indépendants de la société reçoivent une compensation annuelle forfaitaire de 20 000 $ et des jetons de présence de 1 000 $ pour chaque réunion du conseil ou d'un comité du conseil à laquelle ils participent. Les seuls comités du conseil sont le comité de vérification, le comité de compensation et le comité de gouvernance. Le président d'un comité reçoit de plus une compensation annuelle de 5 000 $. Au cours de l'exercice terminé le 31 décembre 2007, la société a versé aux administrateurs indépendants dans leur ensemble un montant de 75 250 $, dont un montant de 9 250 $ versé à M. Tellechea avant sa nomination au poste de président et chef de la direction de la société. Aucune rémunération n'a été versée aux administrateurs non dirigeants au cours de l'exercice terminé le 31 décembre 2006.

TITRES POUVANT ÊTRE ÉMIS EN VERTU DE PLANS DE RÉMUNÉRATION À BASE DE TITRES DE PARTICIPATION

Catégorie de plan	Nombre de titres devant être émis lors de la levée des options en circulation (a)	Prix de levée moyen pondéré des options en circulation (b)	Nombre de titres restant à émettre en vertu de plans de rémunération à base de titres de participation (à l'exception des titres indiqués dans la colonne (a)) (c)
Plans de rémunération à base de titres de participation approuvés par les porteurs	10 518 333 (1)	0,684 $	381 667
Plans de rémunération à base de titres de participation non approuvés par les porteurs	s/o	s/o	s/o
Total	10 518 333 (1)	0,684 $	381 667

(1) À la date de la circulaire.

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

La société a un régime d'options d'achat d'actions au bénéfice de ses administrateurs, dirigeants, employés et fournisseurs de services ainsi que ceux de ses filiales en vertu duquel un nombre fixe d'actions est réservé à cette fin. Ce maximum ne peut excéder 10 % du capital-actions émis et en circulation. Les actionnaires ont approuvé le régime d'options d'achat d'actions lors de l'assemblée annuelle et spéciale des actionnaires tenue le 30 août 2005.

ASSURANCE POUR LES ADMINISTRATEURS ET DIRIGEANTS

La société a une police d'assurance-responsabilité au bénéfice de ses administrateurs et dirigeants et de ceux de ses filiales pour les actes posés dans le cadre de leurs fonctions à titre d'administrateurs et dirigeants de la société ou de ses filiales, le cas échéant. La prime d'assurance pour l'exercice terminé le 31 décembre 2007 s'élève à 20 000 $. La protection maximale est de cinq millions de dollars et la franchise de 25 000 $.

INTÉRÊT DE PERSONNES INFORMÉES DANS DES OPÉRATIONS IMPORTANTES

À la connaissance de la société, à l'exception de ce qui est divulgué aux présentes et dans les états financiers vérifiés de la société pour l'exercice terminé le 31 décembre 2007, aucun administrateur, candidat à un poste d'administrateur, dirigeant ou autre initié de la société, ni aucune personne qui leur est associée ou autrement liée, n'a eu d'intérêt important dans toute transaction depuis le début du dernier exercice de la société qui a affecté ou qui pourrait affecter la société d'une manière appréciable.

RENOUVELLEMENT DU MANDAT DES VÉRIFICATEURS

La direction de la société propose que PricewaterhouseCoopers s.r.l., comptables agréés, soient nommés vérificateurs de la société pour l'exercice 2008 et que les administrateurs de la société soient autorisés à établir leur rémunération.

Sauf en cas de directives d'abstention de voter, les fondés de pouvoir désignés dans le formulaire de procuration ci-joint voteront lors de l'assemblée POUR la nomination de PricewaterhouseCoopers s.r.l., comptables agréés, à titre de vérificateurs de la société pour l'exercice 2008 et POUR la détermination de leur rémunération par les administrateurs de la société.

INFORMATION CONCERNANT LA GOUVERNANCE

L'information qui suit est présentée conformément aux exigences de la norme canadienne 58-101.

a) ***Conseil d'administration***

Avec l'élection de Messieurs David Crevier et Mark E. Goodman, la majorité des membres du conseil d'administration de la société sera indépendante. Les seuls administrateurs non indépendants sont les suivants : M. Daniel Tellechea, président et chef de la direction et M. Thomas L. Robyn, président du conseil.

b) ***Mandats d'administrateur***

Administrateur	Émetteur	Juridiction
Daniel Tellechea	Revett Minerals Inc. Silver Eagle Mines Inc.	Canada Canada
Philip Renaud	Yorbeau Resources Inc. Diagem Inc. Valdez Gold Inc.	Québec Canada Canada
Thomas L. Robyn	Yorbeau Resources Inc.	Canada
David Crevier	Cancor Mines Inc. Diagem Inc. Diagnos Inc.	Canada Canada Canada
Mark E. Goodman	Cogitore Resources Inc. Valdez Gold Inc. Odyssey Resources Ltd. Dynamic Venture Opportunities Fund Ltd.	Canada Canada Canada Canada

c) ***Orientation et formation continue***

Le conseil encourage les administrateurs à suivre les programmes d'éducation pertinents qui sont offerts par les différents organismes de réglementation et leur offre la possibilité d'approfondir leur connaissance de la nature et des activités de la société.

d) Éthique commerciale

Tout administrateur, dans l'exercice de ses fonctions et responsabilités, doit agir en toute honnêteté et bonne foi dans le meilleur intérêt de la société et conformément aux divers lois, règlements, politiques et normes pertinents.

En cas de conflit d'intérêt, tout administrateur est tenu de déclarer la nature et l'étendue de tout intérêt important qu'il a dans l'un ou l'autre des contrats importants ou proposés de la société, dès qu'il a connaissance de l'entente ou de l'intention de la société de considérer ou de conclure le contrat proposé et dans un tel cas, l'administrateur doit s'abstenir de voter sur le sujet.

e) Nomination des administrateurs

Le conseil désigne les candidats au poste d'administrateur, après avoir examiné les recommandations du comité de gouvernance et révisé et évalué avec soin les qualifications et aptitudes professionnelles, la personnalité et autres qualifications de chaque candidat, y compris le temps et l'énergie que le candidat est en mesure de consacrer à cette tâche ainsi que la contribution qu'il peut apporter au conseil d'administration.

f) Comité de rémunération

En vue d'établir la rémunération des dirigeants de la société, le comité de rémunération compare les propositions de rémunération globale offertes sur le marché en consultant les administrateurs et des personnes-ressources de l'industrie minière.

Le comité révise les données de l'industrie publiées par les agences de recrutement pour des postes de direction comparables.

g) Comité de gouvernance

Le comité de gouvernance de la société a les devoirs et obligations qui suivent :

i) Le comité révise annuellement le mandat du conseil et des comités et recommande au conseil les amendements que le comité juge nécessaires ou utiles d'y apporter.

ii) Le comité révise annuellement la divulgation des politiques de gouvernance dans la circulaire de sollicitation de procurations de la société.

iii) Le comité révise, au moins annuellement, la taille et la composition du conseil, analyse ses besoins et évalue les connaissances, le domaine de compétence, la formation, l'indépendance et les titres et qualités des membres du conseil de façon à voir à ce que le conseil, dans son ensemble, ait une diversité de connaissances et de compétence qui lui permette d'exercer ses responsabilités.

iv) Le comité évalue, au moins annuellement, l'efficacité du conseil, dans son ensemble, des comités du conseil et la contribution de chaque administrateur.

v) Le comité entend les administrateurs qui ont des préoccupations qui ne peuvent être promptement ou facilement discutées dans une réunion du conseil au complet, y compris la performance de la direction ou de membres individuels de la direction ou celle du conseil ou de membres individuels du conseil.

vi) Le comité détermine le plus tôt possible si une opération proposée qui fait l'objet d'examen par le conseil constitue ou peut être perçue comme une opération entre apparentés, et si tel est le cas, révise une telle opération pour s'assurer qu'elle est proposée et qu'elle sera exécutée en toute équité et dans le meilleur intérêt de la société ou, sinon, recommande la formation d'un comité spécial des administrateurs désintéressés pour mener les négociations dans le cadre de cette opération et la réviser et en faire rapport au conseil.

h) Évaluation

Se reporter aux responsabilités du comité de gouvernance décrites ci-devant.

COMITÉ DE VÉRIFICATION

Charte du comité de vérification

En vertu des règlements de la Bourse de croissance TSX, la société est tenue de divulguer la charte du comité de vérification. L'annexe « A » de la circulaire présente le texte de cette charte.

Composition du comité de vérification

Le comité de vérification est composé des personnes nommées dans le tableau ci-dessous.

Nom	Indépendance	Compétences financières
Eduardo Gonzalez	Oui	Oui
Robert D. Hirsh	Oui	Oui
Daniel Tellechea	Non	Oui

Monsieur *Eduardo Gonzalez* détient une Maîtrise en administration du Graduate School of Business de University of Chicago. Il a été chef des opérations financières de la Division des mines/AMC de Grupo Mexico, S.A. de C.V. de 1999 à 2005 et administrateur de chef des opérations financières de Souther Copper Corporation de 2005 à juin 2007. Depuis juin 2007, M. Gonzalez est directeur des finances de BioFields. M. Gonzalez est un administrateur indépendant.

Monsieur *Robert D. Hirsh* détient un Baccalauréat ès arts (sciences économiques) de l'*Université Western* en Ontario et une Maîtrise en administration des affaires (finance) du *Stern School of Business* de l'*Université de New York* (1995). Depuis quatre ans, il est chef des secteurs des mines, de l'énergie, des télécommunications et des médias, responsable du développement des affaires et des relations avec les clients chez *Scotia Capital* à Mexico. Auparavant, il était vice-président des services bancaires d'investissement, revenu fixe chez *Casa de Bolsa Scotia Inverlat*, responsable, entre autres, du développement et de la mise en place d'instruments de dette sur le marché des capitaux, de la commercialisation et distribution de papiers commerciaux, débentures et billets à moyen terme auprès des clients du Mexique. M. Hirsh est un administrateur indépendant.

Monsieur *Daniel Tellechea* est comptable agréé (CPA des Etats-Unis) et il détient une Maîtrise en administration de l'université de Mexico. De 1994 à 2003, M. Tellechea a été directeur général, finances et administration de Grupo Mexico, la société mère de Asarco LLC, une société minière intégrée d'exploitation et de raffinage de cuivre de Tucson en Arizona, et de 2003 à 2005, président et chef de la direction de Asarco. M. Tellechea n'est pas un administrateur indépendant.

Utilisation de dispenses

La société se prévaut de la dispense des exigences de Norme 52-110 relativement aux obligations de divulgation du comité de vérification prévue au paragraphe 6.1 de la Norme 52-110.

HONORAIRES

Honoraires de vérification

Les honoraires de vérification pour les exercices terminés les 31 décembre 2007 et 2006 se sont élevés respectivement à 136 000 $ et 100 000 $.

Honoraires pour autres services reliés à la vérification

Aucun autre honoraire n'a été facturé par les vérificateurs au cours des exercices terminés les 31 décembre 2007 et 2006.

Pratiques et politiques d'approbation

En vertu de sa charte, le comité de vérification doit réviser et approuver toute demande de la direction relativement à des mandats de consultation auprès des vérificateurs de la société qui ne sont pas dans le cadre de leurs services de vérification. Aucun tel mandat n'a été accordé au cours de l'exercice terminé le 31 décembre 2007.

AUTRES QUESTIONS

La direction de la société n'a connaissance d'aucune question à être soumise à l'assemblée autre que ce qui est mentionné dans l'avis de convocation. Si d'autres questions devaient être soumises comme il se doit à l'assemblée, les personnes désignées dans le formulaire de procuration exerceront leur droit de vote à l'égard de ces questions selon leur meilleur jugement.

INFORMATION SUPPLÉMENTAIRE

Des renseignements additionnels à l'égard de la société sont disponibles sur le site SEDAR à WWW.SEDAR.COM.

L'information financière concernant la société figure dans les états financiers consolidés vérifiés de la société pour l'exercice terminé le 31 décembre 2007 et dans le rapport de gestion s'y rapportant. Les actionnaires qui désirent obtenir une copie des états financiers et du rapport de gestion de la société peuvent le faire de la façon suivante :

Par téléphone :	514-393-8875
Par télécopieur :	514-393-8513
Par courriel :	ndion@diabras.com
Par courrier :	RESSOURCES DIA BRAS INC. Bureau 2750 600, boul. de Maisonneuve Ouest Montréal (Québec) H3A 3J2

AU NOM DU CONSEIL D'ADMINISTRATION

(s) *Luce L. Saint-Pierre*
Luce L. Saint-Pierre
Secrétaire

Montréal (Québec)
Le 2 mai 2008

ANNEXE « A »

À LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

CHARTE DU COMITÉ DE VÉRIFICATION DU CONSEIL D'ADMINISTRATION

I BUT

Le comité de vérification est un comité du conseil d'administration de Diagem inc. Le rôle premier du comité de vérification est d'aider le conseil d'administration à remplir ses responsabilités relativement à l'information et aux contrôles financiers vis-à-vis les actionnaires de la société et la communauté financière. Les vérificateurs externes se rapportent directement au comité de vérification. Les principales fonctions et responsabilités du comité sont les suivantes :

- s'assurer de l'intégrité des états financiers de la société et réviser les rapports financiers et toute information financière fournie par la société à toute instance gouvernementale ou émise dans le public ainsi que tout autre document pertinent;
- recommander la nomination des vérificateurs externes et revoir et évaluer leur efficience, s'assurer de leur compétence et indépendance et maintenir un lien de communication ouvert entre les vérificateurs externes, la direction des opérations financières, les hauts dirigeants et le conseil d'administration de la société;
- superviser les méthodes de préparation de l'information financière, l'application des contrôles internes et des règles de gestion des affaires et du risque financier ainsi que la conformité aux exigences légales, éthiques et réglementaires.

II COMPOSITION

Le comité de vérification est composé d'au moins trois administrateurs de la société, y compris le président du comité, dont la majorité doit être constituée de personnes qui ne sont ni des employés, ni des dirigeants et ni des « personnes de contrôle » de la société selon la définition donnée ci-après. Le conseil d'administration doit s'assurer que tous les membres ont les « compétences financières » selon la définition donnée ci-après.

Les membres du comité sont nommés par le conseil d'administration lors de la réunion annuelle du conseil qui suit l'assemblée annuelle pour l'année qui suit ou jusqu'à ce que leurs successeurs soient nommés et admis. Le conseil d'administration peut par résolution, en tout temps et à son gré, destituer un membre du comité de vérification. À moins que le président ne soit nommé par l'ensemble du conseil, les membres du comité de vérification peuvent désigner le président par vote majoritaire de tous les membres du comité de vérification.

III FONCTIONS ET RESPONSABILITÉS

1. Le comité est responsable de ce qui suit:

   a) Réviser et recommander au conseil pour approbation les états financiers consolidés annuels vérifiés.

   b) Réviser avec la direction des opérations financières et les vérificateurs externes de la société les états financiers, rapports de gestion et tout document relatif aux résultats financiers avant leur dépôt auprès des organismes de réglementation et leur publication.

   c) Réviser tout document qui contient ou incorpore par référence les états financiers consolidés annuels vérifiés comme les prospectus, les communiqués de presse annonçant des résultats financiers) et les résultats intérimaires (avant leur publication et intérimaires.

d) Faire des modifications or additions aux politiques de sécurité de la société de temps à autre. Le comité fait rapport annuellement au conseil d'administration relativement à la pertinence des directives en vigueur pour la gestion des programmes de sécurité de la société.

2. Dans l'accomplissement de son mandat, le comité doit:

a) S'assurer de la mise en place de mesures et procédés de contrôle interne tels qu'ils permettent la certification par le chef de la direction et le chef des opérations financières des états financiers et de tout autre document d'information requis en vertu des lois sur les valeurs mobilières.

b) S'assurer que des procédures adéquates sont en place pour examiner la communication faite au public, par l'émetteur, de l'information financière extraite ou dérivée de ses états financiers, autre que les rapports de gestion et les communiqués concernant les résultats annuels et intermédiaires, et doit à cet effet apprécier périodiquement l'adéquation de ces procédures.

c) Recommander au conseil d'administration le choix des vérificateurs externes, évaluer leur indépendance et efficacité, approuver les honoraires de vérification et toute autre rémunération à verser aux vérificateurs externes.

d) Surveiller les relations entre la direction et les vérificateurs externes, y compris la révision de toute lettre de recommandation ou de tout autre rapport des vérificateurs externes et discuter de toute différence d'opinion importante ou mésentente entre la direction et les vérificateurs externes et voir à les résoudre.

e) Revoir annuellement toutes les relations importantes entre la société et les vérificateurs externes en vue d'évaluer leur indépendance et en discuter avec eux et faire rapport au conseil d'administration.

f) Revoir la performance des vérificateurs externes et approuver toute proposition pour leur remplacement lorsque les circonstances le justifient. Examiner avec la direction les motifs pour retenir les services d'autres cabinets.

g) Rencontrer périodiquement les vérificateurs externes sans la présence de la direction pour discuter des principaux risques, du contrôle interne et de toute démarche entreprise par la direction pour contrôler ces risques, ainsi que pour discuter de l'exactitude et du caractère complet des états financiers. Une attention particulière devrait être portée à la capacité des contrôles internes de détecter tout paiement, transaction, ou méthode qui pourrait être présumé illégale ou autrement inapproprié.

h) S'assurer de la disponibilité des vérificateurs externes selon les besoins du comité de vérification et du conseil d'administration. S'assurer que les vérificateurs externes se rapportent directement au comité de vérification et qu'ils répondent au conseil et au comité de vérification à titre de représentants des vérificateurs à l'égard desquels les vérificateurs sont, en dernier ressort, responsables.

i) Surveiller le travail des vérificateurs externes retenus pour la préparation et l'émission d'unrapport de vérification ou pour d'autres services de vérification, révision ou attestation.

j) Revoir et approuver les politiques d'embauche des employés ou anciens employés des vérificateurs externes actuels ou passés.

k) Réviser le programme de vérification externe et les honoraires.

l) Réviser le rapport du vérificateur externe sur les états financiers consolidés annuels vérifiés.

m) Réviser les problèmes identifiés lors de la vérification et, le cas échéant, les limites et restrictions imposées par la direction ou toute question de comptabilité importante pour laquelle la direction a demandé un second avis.

n) Réviser les observations tant positives que négatives faites par les vérificateurs externes au cours de leur vérification.

o) Réviser avec la direction et les vérificateurs externes les principales conventions comptables de la société, l'incidence d'autres conventions comptables applicables, et les estimations et décisions de la direction qui peuvent avoir une incidence significative sur les résultats financiers.

p) Réviser les nouvelles questions de comptabilité et leur incidence possible sur l'information financière de la société.

q) Réviser et approuver toute demande de travail de consultation auprès des vérificateurs externes et être informé de toute demande de la part de la direction pour des travaux hors du cadre de la vérification et des honoraires s'y rapportant.

r) Réviser avec la direction, les vérificateurs externes et le conseiller juridique toute poursuite ou réclamation, y compris les cotisations d'impôt, qui pourrait influer de façon importante sur la situation financière ou les résultats d'exploitation de la société et s'assurer de leur divulgation de façon appropriée.

s) Réviser les conclusions de l'évaluation du système de contrôle interne par les vérificateurs externes ainsi que les réponses de la direction.

t) Réviser avec la direction la façon de contrôler et d'assurer la sécurité des actifs de la société (y compris la propriété intellectuelle) et les systèmes d'information, la compétence du personnel qui occupe des postes-clés et les projets d'amélioration.

u) Réviser le code de conduite de la direction et la conformité aux politiques de gouvernance.

v) Réviser annuellement les exigences légales et les exigences des autorités réglementaires et l'impact sur les informations financières publiées ainsi que sur la réputation de la société de tout manquement à ces exigences.

w) Recevoir des rapports périodiques sur la nature et l'étendue de la conformité aux politiques de sécurité. Le conseil devra être informé de toute non-conformité ayant des conséquences significatives et des correctifs et calendrier proposés pour y remédier.

x) Revoir avec la direction l'exactitude et la ponctualité des dépôts auprès des autorités réglementaires.

y) Réviser périodiquement les plans d'affaires de la société.

z) Réviser le programme de vérification annuel des vérificateurs externes de la société.

aa) Réviser annuellement la couverture d'assurance générale de la société pour s'assurer d'une protection suffisante des actifs de la société, y compris mais sans en exclure d'autres l'assurance responsabilité des dirigeants et la couverture du personnel-clé.

bb) Effectuer toute autre tâche requise en vertu des statuts de la société et de toute politique ou réglementation en valeurs mobilières pertinente.

cc) Mettre en place des méthodes en vue de :

(i) recevoir et analyser les plaintes adressées à la société relatives aux affaires comptables, de contrôles internes ou de vérification; et

(ii) recevoir toute observation confidentielle et anonyme de la part des employés de la société relativement à des questions comptables ou de vérification sujettes à caution.

3. Le comité peut retenir les services de conseilleurs juridiques externes et d'autres conseillers et communiquer avec ces derniers directement et de façon indépendante et acquitter les honoraires de tels conseillers.

4. Le comité revoit annuellement la charte du comité de vérification et recommande toute modification qu'il juge appropriée au conseil d'administration.

IV SECRÉTAIRE

Le secrétaire du comité est nommé par le président.

V ASSEMBLÉES

1. Le comité se réunit aux dates, heures et lieux fixés par le comité, au moins quatre fois par année. Au moins une fois par année, le comité rencontre séparément la direction et les vérificateurs externes.

2. Les membres peuvent se réunir en personne, au téléphone ou au moyen d'une conférence vidéo.

3. Une résolution écrite signée par tous les membres du comité a la même valeur que si elle avait été adoptée lors d'une réunion du comité.

4. Les réunions du comité de vérification se tiendront, de temps à autres, comme décidé par le comité de vérification or le président du comité sur avis de 48 heures à chacun des membres du comité. Un quorum des membres du comité peut renoncer à la période d'avis.

5. Une réunion du comité peut être convoquée par l'un ou l'autre de ses membres ainsi que par les vérificateurs externes. Les vérificateurs externes reçoivent l'avis de convocation de toute réunion du comité.

6. Le procès-verbal de toute réunion du comité de vérification est déposé lors de la première réunion du conseil d'administration suivant ladite réunion du comité de vérification.

VI QUORUM

Lors de toute réunion du comité de vérification, une majorité des membres constituera le quorum.

VII DÉFINITIONS

Selon *l'Instrument multilatéral 52-110 - Comités de vérification,*

« *Personne ayant les compétences financières* » signifie, « une personne qui a la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables dans l'ensemble à ceux des questions dont on peut raisonnablement penser qu'elles seront soulevées par les états financiers de la société ».

« *Personne de contrôle* » signifie «toute personne qui détient ou fait partie d'un groupe de personnes qui détient, un nombre suffisant de titres de la société lui permettant d'affecter de façon importante le contrôle de la société, ou plus de 20 % des actions de la société comportant droit de vote en circulation sauf s'il est évident que le porteur de ces titres ne peut affecter de façon importante le contrôle de la société. »

APPROUVÉ PAR LE CONSEIL D'ADMINISTRATION

Le 25 avril 2008

DIA BRAS EXPLORATION INC.

PROXY CIRCULAR

SOLICITATION OF PROXY

This Proxy Circular (the "Circular") is provided in connection with the solicitation of proxies by the management of DIA BRAS EXPLORATION INC. (the "Company") for use at the Annual Meeting of Shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof (the "Meeting"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited in person or by telephone by employees of the Company. The cost of solicitation is borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company's transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or in any other manner permitted by law. The shareholder may choose to attend the Meeting in person and exercise his or her voting rights.

EXERCISE OF DISCRETION BY PROXY

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the directions, if any, of the shareholders appointing them. **In the absence of such directions, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting.** At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company has fixed May 2, 2008 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.

On May 2, 2008, 111,501,269 common shares of the Company were issued and outstanding. The common shares are the only securities outstanding and entitled to be voted at the Meeting. All holders of common shares of record as of May 2, 2008 are entitled to attend and vote thereat in person or by proxy.

To the knowledge of the directors and officers of the Company, the only persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Type of Ownership	Number of Common Shares	Percentage of Issued Common Shares
Matterhorn Investment Management LLP	Direct	14,810,300	13,28

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has any significant interest in the matters to be acted upon at the Meeting.

ELECTION OF DIRECTORS

The articles of the Company provide that the board of directors shall consist of a maximum of fifteen (15) directors. It is proposed by management of the Company that seven (7) directors be elected for the current year. The term of office of each director so elected will expire upon the election of his successor unless he resigns or his office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying Form of Proxy will vote FOR the election of the nominees whose names are hereinafter set forth.

The management of the Company does not contemplate that any of the nominees will be unable or, for any reason, will become unwilling, to serve as a director, but, if that should occur for any reason prior to the election, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the Form of Proxy that his or her shares are to be withheld from voting on the election of directors.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name, Position with the Company,	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised*
DANIEL TELLECHEA (A) President, Chief Executive Officer and director *Arizona, United States*	President and Chief Executive Officer of the Company	June 7, 2007	Nil
ROBERT D. HIRSH (A)(B) Director *Mexico City, Mexico*	Managing Director and Industry Head - Mining and Energy *Scotia Capital Mexico*	February 25, 2005	426,400
PHILIP RENAUD (B)(C) Director *London, United Kingdom*	Managing Director, *Church Advisors* *(Investment advisory company)*	October 1st, 2003	7,669,268
THOMAS L. ROBYN (C) Chairman and director *Colorado, USA*	President, Yorbeau Resources Inc. (mineral exploration company)	August 30, 2005	150,000
EDUARDO GONZALEZ(A) Director *Mexico, Mexico*	Director of Finance *BioFields* *Gold mining exploration*	July 11, 2007	Nil
DAVID CREVIER Director *Québec, Canada*	Partner Colby, Monet, Demers, Delage & Crevier LLP (law firm)	Nominee	304,167 of which 100,000 are held indirectly
MARK E. GOODMAN Director *Toronto, Canada*	Executive Chairman Cogitore Resources Inc. (mineral exploration company)	Nominee	Nil

*Each nominee has supplied the information concerning the number of common shares over which he exercises control or direction.

(A) Member of the Audit Committee
(B) Member of the Compensation Committee.
(C) Member of the Governance Committee.

All of the persons whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which a proxy circular was issued and hold the same principal occupation as when elected except for Messrs. David Crevier and Mark E. Goodman who are nominees. Mr. Crevier has been a partner of the law firm Colby, Monet, Demers, Delage & Crevier LLP for more than five years and Mr. Goodman was Vice-President, Dynamic Mutual Funds from April 2001 until October 2004. He was Chief Executive Officer of Valdez Gold Inc. from October 2004 until April 1, 2008.

Except as disclosed hereunder, to the knowledge of the Company, none of the foregoing nominees for election as a director:

(a) is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company becoming the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Daniel Tellechea was the President and Chief Executive Officer of ASARCO LLC (formerly ASARCO Inc.) ("ASARCO") when ASARCO filed in 2005 proceedings seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code.

To the knowledge of the Company, none of the foregoing nominees for election as director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

The following table provides, for the years ended December 31, 2007 and 2006 and the nine-month period ended December 31, 2005, the compensation of the Named Executive Officers of the Company.

SUMMARY COMPENSATION TABLE

		ANNUAL COMPENSATION			LONG TERM COMPENSATION			
					Awards		Payouts	
Name and Position	**Fiscal period**	**Salary ($)**	**Bonus ($)**	**Other annual compen-sation ($)**	**Securities under options granted (#)**	**Shares or Units subject of resale restrictions (#)**	**LTIP Payouts ($)**	**All other compensation ($)**
Daniel Tellechea* (1) President and Chief Executive Officer	2007	49,915	-	-	450,000	-	-	-
RÉJEAN GOSSELIN (2) President and Chief Executive Officer	2007 2006 2005	229,194 171,105 126,200	- 122,500 50,000	51,194 27,105 26,123	240,000 800,000 300,000	-	-	-
ANDRÉ ST-MICHEL (3) Executive Vice-President	2007 2006 2005	221,198 171,105 126,200	- 122,500 50,000	125,198 27,105 16,123	240,000 800,000 300,000	-	-	-
LEONARD TEOLI* Chief Financial Officer	2007 2006 2005	140,000 130,000 41,667	- 50,000 18,000	-	110,000 356,000 100,000	-	-	-
THOMAS L. ROBYN* (4) Chairman	2007 2006 2005	153,769 146,160 41,650	- 120,000 30,000	-	200,000 600,000 300,000	-	-	-
FRANÇOIS AUCLAIR(5) Vice-President, Exploration	2007	191,700	13,900	-	200,000	-	-	-

* Refer to Section *"Termination of Employment, Change in Responsibilities and Employment Contracts"*

(1) Mr. Daniel Tellechea was appointed President and Chief Executive Officer on October 22, 2007. The compensation was paid by Dia Bras Mexicana, S. de R.L. de C.V. ("Dia Bras Mexicana"), a subsidiary of the Company, pursuant to a management consulting agreement.

(2) Mr. Réjean Gosselin resigned as President and Chief Executive Officer on October 22, 2007. The compensation was paid to Onyx Management inc., a company controlled by Mr. Gosselin, pursuant to a management consulting agreement. Part of the compensation was paid by Dia Bras Mexicana: $51,194 in 2007 and $27,105 in 2006.

(3) The compensation was paid to Invesmin San Miguel, a company controlled by Mr. St-Michel, pursuant to a consulting agreement. Part of the compensation was paid by Dia Bras Mexicana: $125,198 in 2007 and $27,105 in 2006.

(4) The compensation was paid to ST Group Inc., a company controlled by Mr. Robyn, pursuant to a management consulting agreement.

(5) The compensation was paid to GéoExpl'Au International, a company controlled by Mr. Auclair, pursuant to a consultancy services agreement.

For the fiscal years ended December 31, 2007 and 2006, the aggregate remuneration paid by the Company to its senior officers, including to the Named Executive Officers, amounted to $1,008,926 and $1,033,370 respectively. There are no pension plan benefits in place for senior management.

Options granted during the fiscal year ended December 31, 2007

Named Executive Officers	Securities under Options Granted (#)	Per cent of Total Options Granted to Employees in Financial Year (%)	Exercise price ($/share)	Market Value of Securities Underlying Option on the Date of Grant ($/share)	Expiration Date
Daniel Tellechea	50,000	0.020	1.10	1.10	April 3, 2012
	100,000	0.040	1.28	1.28	June 8, 2012
	300,000	0.120	0.96	0.96	Oct. 18, 2012
Réjean Gosselin	240,000	0.095	1.10	1.10	April 3, 2012
André St-Michel	240,000	0.095	1.10	1.10	April 3, 2012
Leonard Teoli	110,000	0.030	1.10	1.10	April 3, 2012
Thomas L. Robyn	200,000	0.080	1.10	1.10	April 3, 2012
François Auclair	200,000	0.090	1.10	1.10	April 3, 2012

All options entitle holders to acquire an equivalent number of shares of the Company.

Aggregated Option Exercises during the Most Recently Completed Fiscal Year and Fiscal Year End Option

Named Executive Officers	Securities acquired on exercise	Aggregate value realized	Unexercised options at fiscal year end		Value of unexercised In-the-Money Options [(1)] at year period end	
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Daniel Tellechea	Nil	Nil	450,000	-	Nil	-
Réjean Gosselin	Nil	Nil	1,830,000	-	325,000	-
André St-Michel	Nil	Nil	1,723,333	-	307,600	-
Leonard Teoli	Nil	Nil	705,000	-	323,500	-
Thomas Robyn	Nil	Nil	1,250,000	-	137,000	-
François Auclair	Nil	Nil	200,000	-	Nil	-

(1) *In-the-Money Options* are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price as at December 31, 2007 was $0.76.

Termination of Employment, Change in Responsibilities and Employment Contracts

On October 23, 2007, the Company entered into a Management and Consulting Agreement with Daniel Tellechea (the "Tellechea Agreement") whereby Mr. Tellechea is entitled to an annual compensation of US$250,000 the ("Tellechea Annual Fees"). The Company may terminate the Tellechea Agreement upon a written notice of termination of twelve (12) months which notice period may be replaced by a total severance package equal to two times the Tellechea Annual Fees in case of termination within 90 days of a change of control.

Pursuant to a two-year employment agreement ending December 31, 2008 between the Company and Leonard Teoli (the "Teoli Agreement"), Mr. Teoli is entitled, as Chief of Financial Operations, to an annual salary of $160,000 in 2008. The Company may terminate the Teoli Agreement by paying a severance pay equal to six months of salary.

Pursuant to a management agreement between the Company and ST Group, Inc. a company controlled by Mr. Thomas L. Robyn (the "ST Group Agreement"), effective as of January 1, 2008, the Company agreed to pay ST Group $4,000 per month. The ST Group Agreement expires on December 31, 2008 and may be terminated by the Company prior to expiration by notice of termination of six months.

Pursuant to a Consultancy Services Agreement dated March 1, 2007 between the Company and GéoExpl'Au International (the "GéoExpl'Au Agreement"), GéoExpl'Au International is entitled to annual fees of $200,000 for providing the services of Mr. François Auclair as Vice-President, Exploration of the Company. The Company may terminate the GéoExpl'Au Agreement upon a written notice of termination of six months.

Compensation of Directors

Starting July 1, 2007, independent directors of the Company are eligible to receive an annual retainer of $20,000 and a meeting fee of $1,000 per board and committee meeting attended. The Audit Committee, the Compensation Committee and the Corporate Governance are the only committees of the board. Each chairman of a committee is eligible to receive an additional retainer of $5,000. During the financial year ended December 31, 2007, the independent directors of the Company were paid an aggregate of $75,250, including an amount of $9,250 paid to Mr. Tellechea before his appointment as President and Chief Executive Officer of the Company. No compensation was paid to the non-executive directors of the Company during the fiscal year ended December 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan category	Number of shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,518,333 (1)	$0.684	381,667
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	10,518,333 (1)	$0.684	381,667

(1) As of the date of the Circular.

SHARE OPTION PLAN

The Company has a share option plan for the benefit of its directors, officers, employees and consultants and those of its subsidiaries reserving a fixed number of common shares for issuance under the share option plan (a maximum of 10% of the issued shares of the Company). The share option plan was approved by the shareholders of the Company at an annual and special meeting of shareholders held on August 30, 2005.

DIRECTORS' AND OFFICERS' INSURANCE

The Company has purchased an insurance policy for the benefit of its directors and officers, and the directors and officers of its subsidiaries, against liability incurred in the performance of their duties as directors and officers of the Company or its subsidiaries, as the case may be. The premium for the fiscal year ended December 31, 2007 amounts to $20,000. The annual policy limit is $5 million and the deductible is $25,000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein and in the audited financial statements of the Company for fiscal year ended December 31, 2007, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has had an interest in any material

transaction carried out since the commencement of the last fiscal period of the Company and which has materially affected or is likely to materially affect the Company.

REAPPOINTMENT OF AUDITORS

The management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company for the 2008 fiscal year and that the directors be authorized to fix their compensation.

Except where authority to vote on the appointment of the auditors of the Company is withheld, persons named in the accompanying Form of Proxy will vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the 2008 fiscal year and FOR their compensation to be fixed by the directors of the Company.

INFORMATION ON CORPORATE GOVERNANCE

The following information of the Company's Corporate Governance Policy is given in accordance with NI 58-101.

(a) Board of directors

With the election of Messrs. David Crevier and Mark E. Goodman, the majority of the directors will be independent, the only non independent directors being Mr. Daniel Tellechea, President and Chief Executive Officer and Mr. Thomas Robyn, Chairman.

(b) Directorships

Director	Issuer	Jurisdiction
Daniel Tellechea	Revett Minerals Inc. Silver Eagle Mines Inc.	Canada Canada
Philip Renaud	Yorbeau Resources Inc. Diagem Inc. Valdez Gold Inc.	Québec Canada Canada
Thomas L. Robyn	Yorbeau Resources Inc.	Canada
David Crevier	Cancor Mines Inc. Diagem Inc. Diagnos Inc.	Canada Canada Canada
Mark E. Goodman	Cogitore Resources Inc. Valdez Gold Inc. Odyssey Resources Ltd. Dynamic Venture Opportunities Fund Ltd.	Canada Canada Canada Canada

(c) Orientation and Continuing Education

The board encourages directors to follow appropriate education programs offered by relevant regulatory bodies and provides them with the opportunity to enhance their understanding of the nature and operation of the Company.

(d) Ethical Business Conduct

Each director of the Company, in exercising his powers and discharging his duties, must act honestly and in good faith with a view to the best interests of the Company and further must act in accordance with the law and applicable regulations, policies and standards.

In situation of conflict of interest, a director is required to disclose the nature and extent of any material interest he/she has in any material contract or proposed contract of the Company, as soon as the director becomes aware of the agreement or the intention of the Company to consider or enter into the proposed agreement and the director must refrain from voting.

(e) Nomination of Directors

The board selects nominees for election to the board, after having considered the advice and input of the Governance Committee and having carefully reviewed and assessed the professional competencies and skills, personality and other qualities of each proposed candidate, including the time and energy that the candidate can devote to the task, and the contribution that the candidate can bring to the board's dynamic.

(f) Compensation Committee

In determining the remuneration of the officers of the Company, the Compensation Committee compares market remuneration packages by consulting directors and other compensation experts knowledgeable of the mining industry.

The Committee reviews industry data applicable to mining executives from recruitment agencies.

(g) Governance Committee

The Committee has the authority and responsibility for:

(i) annually reviewing the mandates of the board and its committees and recommending to the board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) reviewing annually the disclosure of corporate governance practices to be included in the Company's proxy circular;

(iii) reviewing at least annually the size and composition of the board, analyzing the needs of the board and considering the skills, areas of experience, backgrounds, independence and qualifications of the board members to ensure that the board, as a whole, has a diversity of competencies and experience that support it in carrying out its responsibilities;

(iv) assessing at least annually the effectiveness of the board as a whole, the committees of the board and the contribution of each director regarding his effectiveness and contribution;

(v) acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full board meeting, including the performance of management or individual members of management or the performance of the board or individual members of the board;

(vi) determining at the earliest stage possible whether any proposed transaction discussed by the board is or can be perceived as a related party transaction and, if such is the case, review any such transaction to ensure that it is being proposed and will be carried out with fairness and with the best interest of the Company in mind and or, alternatively, recommend that a special committee of disinterested directors be constituted to carry out the negotiations for such transaction and review and reported thereupon to the board.

(h) Assessments

Refer to the responsibilities of the Governance Committee described above.

AUDIT COMMITTEE

Audit Committee Charter

Under the rules of the TSX Venture Exchange, the Company is required to disclose the text of the audit committee charter. The Charter is set out in Schedule "A" to this Circular.

Composition of the Audit Committee

The Audit Committee is composed of the persons named in the table below.

Name	Independent	Financially literate
Eduardo Gonzalez	Yes	Yes
Robert D. Hirsh	Yes	Yes
Daniel Tellechea	No	Yes

Mr. *Eduardo Gonzalez* has a Masters in Business Administration from the Graduate School of Business of the University of Chicago. He was Chief Financial Officer of the Mining Division/AMC of Grupo Mexico, S.A. de C.V. from 1999 to 2005 and Director & Chief Financial Officer of Southern Copper Corporation from 2005 to June 2007. Since June 2007, Mr. Gonzalez is Director of finance of BioFields. Mr. Gonzalez is an independent director.

Mr. *Robert D. Hirsh* has a Bachelor of Arts in economics from the *University of Western Ontario* and a MBA from the *Stern School of Business, New York University* with a major in finance. For the past four years, Mr. Hirsh has been the industry head of the mining, energy, telecommunication, and media sectors responsible for origination and primary client coverage of *Scotia Capital* in Mexico. Prior to this, Mr. Hirsh was vice-president of investment banking, fixed income at *Casa de Bolsa Scotia Inverlat.* His responsibilities included origination and execution of debt capital markets products, marketing underwriting and distribution capabilities of commercial paper, debentures and medium term notes to corporate clients in Mexico. Mr. Hirsh is an independent director.

Mr. *Daniel Tellechea* is a certified public accountant (USA) and he holds a Masters in Business Administration from the University of Mexico. From 1994 to 2003, Mr. Tellechea was Managing director, finance and administration of Grupo Mexico, the parent corporation of Asarco LLC ("Asarco") and from 2003 to 2005, he was President and Chief Executive Officer of Asarco, an integrated copper mining, smelting and refining company based in Tucson, Arizona. Mr. Tellechea is not an independent director.

Reliance on Certain Exemptions

The Company is relying upon the exemption from the requirements of MI 52-110 relating to the reporting obligations of the Audit Committee provided in Section 6.1 of MI 52-110.

FEES

Audit Fees

The audit fees for the fiscal years ended December 31, 2007 and 2006 amounted to $136,000 and $100,000 respectively.

Other Related Audit Fees

No other related audit fees were charged by the auditors in fiscal years ended December 31, 2007 and 2006.

Pre-approval Policies and Procedures

Under its charter, the Audit Committee has the mandate to review and pre-approve management requests for any consulting engagement to be performed by the auditors of the Company that is beyond the scope of their audit services. There were no such mandates in the fiscal year ended December 31, 2007.

Other Business

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, the persons named in the Form of Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company is available on SEDAR at WWW.SEDAR.COM.

Financial information relating to the Company is provided in the Company's audited consolidated financial statements for the fiscal year ended December 31, 2007 and the related management's discussion and analysis (the "MD&A"). Shareholders who wish to obtain a copy of the financial statements and MD&A of the Company may contact the Company as follows:

By phone:	514-393-8875
By fax:	514-393-8513
By e-mail:	ndion@diabras.com
By mail:	**Dia Bras Exploration Inc.** Suite 2750 600 de Maisonneuve West Montréal, Québec H3A 3J2

BY ORDER OF THE BOARD OF DIRECTORS

(s) *Luce L. Saint-Pierre*
Luce L. Saint-Pierre
Secretary

Montréal, Québec
May 5, 2007

-

SCHEDULE "A"

TO THE PROXY CIRCULAR

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I PURPOSE

The Audit Committee (the "Committee") is a committee of the board of directors. The primary function of the Committee is to assist the board of directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Committee. The Committee's primary duties and responsibilities are:

- overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;
- recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditors, overseeing the external auditors' qualifications and independence and providing an open avenue of communication among the external auditors, financial and senior management and the board of directors;
- monitoring the Company's financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II COMPOSITION

The Committee shall consist of a minimum of three directors of the Company, including the Chair of the Committee, the majority of whom shall not be employees, officers or "control persons", as such term is defined hereunder, of the Company. All members shall, to the satisfaction of the board of directors, be "financially literate" as such term is defined hereunder.

The members of the Audit Committee shall be elected by the board of directors at the annual organizational meeting of the board of directors or until their successors are duly elected and qualified. The board of directors may remove a member of the Audit Committee at any time in its sole discretion by resolution of the board.

III DUTIES AND RESPONSIBILITIES

1. The Committee shall review and recommend to the board for approval:

   (a) The annual audited consolidated financial statements.

   (b) Review with financial management and the external auditor the Company's financial statements, MD&A's and earnings releases prior to filing with regulatory bodies such as securities commissions and/or prior to their release.

   (c) Documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or non audited interim financial statements results (e.g., prospectuses, press releases with financial results) prior to their release.

   (d) Changes or additions to security policies for the Company from time to time. Annually, the Committee will report to the board on the appropriateness of the policy guidelines in place to administer the Company's security programs.

2. The Committee, in fulfilling its mandate, will:

(a) Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b) Satisfy itself that adequate procedures are in place for the review of the issuer's public disclosure of financial information extracted or derived from the issuer's financial statements, other than MD&A and annual and interim earnings press releases, and must periodically assess the adequacy of those procedures.

(c) Recommend to the board of directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(d) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(e) Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence and report to the board of directors.

(f) Review the performance of the external auditor and approve any proposed discharge and replacement of the external auditor when circumstances warrant. Consider with management the rationale for employing accounting/auditing firms other than the principal external auditor.

(g) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization's financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

(h) Arrange for the external auditor to be available to the Audit Committee and the full board of directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

(i) Oversee the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

(j) Review and approve hiring policies for employees or former employees of the past and present

external auditors.

(k) Review the scope of the external audit, including the fees involved.

(l) Review the report of the external auditor on the annual audited consolidated financial statements.

(m) Review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue.

(n) Review major positive and negative observations of the auditor during the course of the audit.

(o) Review with management and the external auditor of the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results.

(p) Review emerging accounting issues and their potential impact on the Company's financial reporting.

(q) Review and approve requests for any management consulting engagement to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

(r) Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material affect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(s) Review the conclusions reached in the evaluation of management's internal control systems by the external auditors, and management's responses to any identified weaknesses.

(t) Review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements.

(u) Review with management their approach with respect to business ethics and corporate conduct.

(v) Review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation.

(w) Receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the board, if material.

(x) Review with management the accuracy and timeliness of filing with regulatory authorities.

(y) Review periodically the business continuity plans for the Company.

(z) Review the annual audit plans of the external auditors of the Company.

(aa) Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O and "Key Person" coverage.

(bb) Perform such other duties as required by the Company's incorporating statute and applicable securities legislation and policies.

(cc) Establish procedures for:

    (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

    (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or audit matters.

3. The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

4. On a yearly basis, the Committee will review the Audit Committee Charter and where appropriate recommend changes to the board of directors.

IV SECRETARY

The Secretary of the Committee will be appointed by the Chair.

V MEETINGS

1. The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2. Meetings may be conducted with members present, in person, by telephone or by video conference facilities.

3. A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4. Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee.

5. The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Company will receive notice of every meeting of the Committee.

6. The board shall be kept informed of the Committee's activities by a report, including copies of minutes, at the next board meeting following each Committee meeting.

VI QUORUM

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

VII DEFINITIONS

In accordance with *Multilateral Instrument 52-110-Audit Committee,*

"Financially literate" means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

"Control Person" means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company except where there is evidence showing that the holder of those securities does not materially affect the control of the Company.

APPROVED BY THE BOARD OF DIRECTORS
May 2, 2008

DIA BRAS exploration

Computershare

100 University Avenue, 9e étage
Toronto (Ontario) M5J 2Y1
www.computershare.com

Catégorie de titres

Numéro de compte du porteur

Formulaire de procuration - Assemblée générale annuelle qui aura lieu le 4 juin 2008

Le présent formulaire de procuration est sollicité par la direction et en son nom.

Notes

1. **Chaque porteur a le droit de nommer une personne ou une société de son choix, qui n'est pas tenue d'être un porteur, pour assister et agir en son nom à l'assemblée. Si vous désirez nommer une personne ou une société autre que celles dont les noms figurent aux présentes, veuillez inscrire son nom à l'endroit prévu à cette fin (voir au verso).**
2. Si les titres sont immatriculés au nom de plus d'un porteur (dans le cas, par exemple, d'une propriété conjointe, de fiduciaires ou d'exécuteurs/liquidateurs), toutes les personnes qui figurent sur l'immatriculation doivent signer le présent formulaire. Si vous votez au nom d'une société ou d'une autre personne, vous pouvez être tenu de fournir des documents attestant que vous êtes habilité à signer cette procuration et précisant votre capacité de signer.
3. Ce formulaire de procuration doit être signé exactement selon le nom qui figure sur la procuration.
4. Si ce formulaire de procuration n'est pas daté, il sera considéré comme portant la date du jour de son envoi par la poste par la direction au porteur.
5. **Le droit de vote afférent aux titres représentés par la présente procuration sera exercé conformément aux directives du porteur; en l'absence de directives, le droit de vote sera exercé comme le recommande la direction.**
6. Le fondé de pouvoir exercera le droit de vote afférent aux titres représentés par la présente procuration ou s'abstiendra de voter, conformément aux directives du porteur, en cas de tenue d'un scrutin, et, si le porteur a précisé un choix relativement à toute question, le fondé de pouvoir exercera le droit de vote afférent aux titres en conséquence.
7. Ce formulaire de procuration confère un pouvoir discrétionnaire à l'égard de toute modification apportée aux questions figurant dans l'avis de convocation à l'assemblée ou de toute autre question pouvant être soumise en bonne et due forme à l'assemblée.
8. Ce formulaire de procuration doit être lu conjointement avec les documents ci-joints, fournis par la direction.

Les procurations doivent nous parvenir avant 17 h 00, heure avancée de l'Est, le lundi 2 juin 2008.

VOTEZ PAR TÉLÉPHONE OU PAR INTERNET 24 HEURES SUR 24 ET 7 JOURS SUR 7 !

Pour voter par téléphone

- Composez le numéro figurant CI-DESSOUS au moyen d'un téléphone à clavier.

1 866 732-VOTE (8683) Sans frais

Pour voter par Internet

- Allez sur le site Web suivant : www.voteendirect.com

Si vous votez par téléphone ou par Internet, N'ENVOYEZ PAS ce formulaire de procuration par la poste.

Le vote par la poste peut constituer la seule méthode possible dans le cas de titres détenus au nom d'une société ou de titres à l'égard desquels le vote est effectué au nom d'une autre personne.

Le vote par la poste et le vote par Internet constituent les seules méthodes possibles lorsqu'un porteur désire nommer un fondé de pouvoir autre que les candidats de la direction dont les noms figurent au verso du présent formulaire. Au lieu d'envoyer cette procuration par la poste, vous pouvez opter pour l'une des deux méthodes décrites ci-dessus pour donner vos instructions de vote.

Pour voter par téléphone ou par Internet, vous devez nous fournir vos NUMÉRO DE CONTRÔLE, NUMÉRO DE COMPTE DE PORTEUR ET NUMÉRO D'ACCÈS, qui figurent ci-dessous.

NUMÉRO DE CONTRÔLE **NUMÉRO DE COMPTE DU PORTEUR** **NUMÉRO D'ACCÈS**

Nomination du fondé de pouvoir

Je/Nous, actionnaire(s) de Exploration Dia Bras inc. nomme/nommons par les présentes : Daniel Tellechea, un administrateur de la Société ou, à défaut de cette personne, Luce L. Saint-Pierre, secrétaire de la Société

OU

Écrivez en caractères d'imprimerie le nom de la personne que vous nommez, s'il ne s'agit pas de l'un des candidats de la direction nommés aux présentes.

comme fondé de pouvoir de l'actionnaire inscrit, avec pouvoir de substitution, pour assister, agir et voter au nom de l'actionnaire inscrit à l'égard de toutes les questions qui peuvent être soumises en bonne et due forme à l'assemblée des actionnaires inscrits de la Société qui aura lieu au salon Peribonka, de l'hôtel FAIRMONT LE REINE ÉLIZABETH, 900, boulevard René-Lévesque Ouest, Montréal (Québec), le mercredi 4 juin 2008, à 10 h (heure locale), et à toute reprise de ladite assemblée en cas d'ajournement, dans la même mesure et avec les mêmes pouvoirs que si l'actionnaire inscrit soussigné était présent à ladite assemblée ou à toute reprise de ladite assemblée en cas d'ajournement.

LES RECOMMANDATIONS DE VOTE SONT INDIQUÉES EN SURBRILLANCE

1. Élection des administrateurs

	Pour	Abstention		Pour	Abstention		Pour	Abstention
01. David Crevier	☐	☐	02. Mark E. Goodman	☐	☐	03. Eduardo Gonzalez	☐	☐
04. Robert D. Hirsh	☐	☐	05. Philip Renaud	☐	☐	06. Thomas L. Robyn	☐	☐
07. Daniel Tellechea	☐	☐						

	Pour	Abstention
2. Nomination des vérificateurs Nomination de PricewaterhouseCoopers s.r.l./s.e.n.c.r.l. comme vérificateurs pour le prochain exercice et autorisation des administrateurs à fixer leur rémunération.	☐	☐

Signature(s) autorisée(s) - Cette section doit être remplie pour que vos instructions soient exécutées.

Je vous autorise/Nous vous autorisons à agir conformément aux directives figurant ci-dessus. Je reconnais/Nous reconnaissons que ces directives remplacent toute directive qui a pu être donnée antérieurement à l'égard de l'assemblée. **Si aucune directive n'est indiquée ci-dessus quant au vote, le fondé de pouvoir votera comme le recommande la direction.**

Signature(s)

Date

/ /

États financiers intermédiaires - Cochez cette case si vous désirez recevoir les états financiers intermédiaires et le rapport de gestion par la poste. ☐

États financiers annuels - Cochez cette case si vous désirez recevoir les états financiers annuels et le rapport de gestion par la poste. ☐

Si vous ne renvoyez pas votre procuration par la poste, vous pouvez vous inscrire en ligne pour recevoir le(s) rapport(s) financier(s) susmentionné(s) par la poste, à www.computershare.com/listedistribution.

0 4 2 3 6 0 A R 1 E C I Q

File No. 82-34990

DIA BRAS exploration

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 4, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., EDT on Monday, June 2, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

31MA08049.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Dia Bras Exploration Inc. hereby appoint: Daniel Tellechea, a Director of the Company, or failing him,Luce L. Saint-Pierre, Secretary of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, to be held in the Peribonka Hall, at the FAIRMONT THE QUEEN ELIZABETH Hotel, 900, René-Lévesque Boulevard West, Montréal, Québec, on Wednesday, June 4, 2008, at 10:00 a.m. (local time), or any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. David Crevier	☐	☐	02. Mark E. Goodman	☐	☐	03. Eduardo Gonzalez	☐	☐
04. Robert D. Hirsh	☐	☐	05. Philip Renaud	☐	☐	06. Thomas L. Robyn	☐	☐
07. Daniel Tellechea	☐	☐						

	For	Withhold
2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 4 2 3 6 0 A R 1 E C I Q

DIA BRAS
exploration

Suite 2750
600 De Maisonneuve Blvd. West
Montreal, Quebec
Canada, H3A 3J2

Telephone: (514) 393-8875
Fax : (514) 393-8513

VIA SEDAR

May 8, 2008

**TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE**

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on May 8, 2008 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED APRIL 29, 2008.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

File No. 82-34990

EXPLORATION DIA BRAS INC.

(UNE SOCIÉTÉ AU STADE D'EXPLORATION)

États financiers consolidés

Exercices terminés les 31 décembre 2007 et 2006

DIA BRAS
exploration

Le 29 avril 2008

Responsabilité de la direction quant aux rapports financiers

La direction de la Société est responsable de la préparation des états financiers consolidés ainsi que des autres renseignements financiers contenus dans le rapport annuel. Les états financiers consolidés ont été dressés conformément aux principes comptables généralement reconnus du Canada et comprennent nécessairement des montants déterminés selon des estimations et des jugements de la part de la direction.

La direction maintient un système de contrôle interne afin de présenter des états financiers consolidés fiables et de fournir une assurance raisonnable quant à la protection des actifs.

PricewaterhouseCoopers s.r.l., comptables agréés, nommés par les actionnaires, ont effectué une vérification des états financiers consolidés de la Société. Leur rapport est inclus aux présentes. Il incombe au conseil d'administration de la Société de s'assurer que la direction remplit ses obligations en ce qui a trait à l'information financière. Le conseil d'administration s'acquitte de cette tâche par le biais du comité de vérification qui est composé de trois administrateurs. Le comité de vérification et les vérificateurs externes se réunissent deux fois par année, avec et sans la présence de la direction, afin de réviser les états financiers consolidés et de discuter de questions touchant la vérification et le contrôle interne.

Le comité de vérification du conseil d'administration a approuvé les états financiers consolidés de la Société.

Daniel Tellechea
Président et chef de la direction

Leonard Teoli
Chef des opérations financières

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Comptables agréés
1250, boulevard René-Lévesque Ouest
Bureau 2800
Montréal (Québec)
Canada H3B 2G4
Téléphone +1 514 205-5000
Téléc. direct (514) 205 5675

Le 29 avril 2008

Rapport des vérificateurs

Aux actionnaires d'Exploration Dia Bras Inc.

Nous avons vérifié les bilans consolidés d'Exploration Dia Bras Inc. au 31 décembre 2007 et 2006 et les états consolidés des résultats, du résultat étendu et déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers consolidés incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues au Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 décembre 2007 et 2006 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus au Canada.

PricewaterhouseCoopers s.r.l./s.e.n.c.r.l.

Comptables agréés

Exploration Dia Bras inc.

(une société au stade d'exploration)

Bilans consolidés

Aux 31 décembre 2007 et 2006

	2007	2006
	$	$
Actif		
Actif à court terme		
Trésorerie et équivalents de trésorerie	6 700 016	19 704 587
Débiteurs clients (note 4)	-	3 347 046
Taxes à la consommation et autres débiteurs	1 609 506	3 981 826
Impôts à recevoir	722 515	-
Stocks du programme d'exploitation pilote, au coût (note 5)	608 885	471 981
Placements temporaires (note 6)	167 000	340 000
Frais payés d'avance	12 839	20 168
Actifs d'impôts futurs	-	758 402
	9 820 761	28 624 010
Immobilisations corporelles (note 7)	233 000	-
Actifs miniers (note 8)	36 837 706	24 126 921
	46 891 467	52 750 931
Passif		
Passif à court terme		
Comptes créditeurs et charges à payer	2 254 123	830 978
Créditeurs clients (note 4)	1 368 164	-
Impôts sur les bénéfices à payer	42 166	57 425
Abattement sur loyer reporté	19 188	-
	3 683 641	888 403
Excédent de recouvrement des coûts – exploitation pilote (note 8a)i))	4 263 442	6 770 293
Abattement sur loyer reporté	68 756	-
Passif d'impôts futurs (note 14)	-	727 765
	8 015 839	8 386 461
Capitaux propres		
Capital-actions (note 10)	53 218 198	51 308 067
Bons de souscription et options de rémunération (note 11)	-	193 603
Surplus d'apport (note 13)	8 169 052	6 590 223
Déficit	(22 511 622)	(13 727 423)
	38 875 628	44 364 470
	46 891 467	52 750 931

Engagements et éventualité (notes 18 et 19)

Approuvé par le conseil,

Thomas L. Robyn, administrateur

Philip Renaud, administrateur

Exploration Dia Bras inc.

(un société au stade d'exploration)

Résultats, résultat étendu et déficit consolidés

Exercices terminés les 31 décembre 2007 et 2006

	2007	2006
	$	$
Revenus		
Revenus d'intérêt	508 750	277 440
Gain à la cession d'un placement temporaire (note 6)	-	152 800
Gain sur change	-	289 784
Revenus divers	10 954	5 000
	519 704	725 024
Charges		
Frais d'administration	2 181 129	1 595 474
Rémunération à base d'actions (note 12)	1 033 646	694 846
Frais d'intérêts et frais financiers	39 180	48 898
Amortissement d'immobilisations corporelles	64 231	-
Perte à la cession de terrain, bâtiments et équipement d'exploration	18 458	10 448
Radiation d'actifs miniers (note 8 iv) et v))	1 199 891	280 117
Radiation des frais reportés – avance sur paiement de redevance (note 9)	-	350 000
Perte nette sur variation du cours du marché des produits de base	3 395 514	-
Perte sur variation de la valeur du placement temporaire (note 6)	413 601	-
Autres coûts de projet	1 303	29 069
Perte de change	1 059 206	-
	9 406 159	3 008 852
Perte de l'exercice avant impôt sur les bénéfices	(8 886 455)	(2 283 828)
Provision pour (recouvrement d') impôts futurs (note 14)		
Exigibles	266 607	57 425
Futurs	30 637	(428 237)
	297 244	(370 812)
Perte et résultat étendu de l'exercice	(9 183 699)	(1 913 016)
Déficit au début de l'exercice	(13 727 423)	(10 605 248)
Modification de la convention comptable relative aux instruments financiers (notes 2 et 6)	399 500	-
Frais relatifs à l'émission d'actions et de bons de souscription	-	(1 209 159)
Déficit à la fin de l'exercice	(22 511 622)	(13 727 423)
Perte de base et diluée par action	(0,08)	(0,02)
Nombre moyen pondéré de base et dilué d'actions en circulation	110 528 551	89 634 481

Exploration Dia Bras inc.

(une société au stade d'exploration)
Flux de trésorerie consolidés
Exercices terminés les 31 décembre 2007 et 2006

	2007	2006
	$	$
Flux de trésorerie liés aux		
Activités d'exploitation		
Perte de l'exercice	(9 183 699)	(1 913 016)
Ajustements :		
Gain à la cession d'un placement temporaire (note 6)	-	(152 800)
Rémunération à base d'actions (note 12)	1 033 646	694 846
Dévaluation du placement temporaire (note 6)	413 601	-
Impôts futurs (note 14)	30 637	(428 237)
Radiation d'actifs miniers (note 8 iv) et v))	1 199 891	280 117
Perte à la cession de terrain, bâtiments et équipement d'exploration	18 458	10 448
Amortissement d'immobilisations corporelles	64 231	-
Amortissement de l'abattement sur loyer	(15 990)	-
Perte non réalisée sur variation du cours du marché des métaux de base	2 527 411	-
Radiation des frais reportés – avance sur paiement de redevance (note 9)	-	350 000
	(3 911 814)	(1 158 642)
Variation des éléments hors caisse du fonds de roulement (note 16)	1 869 558	(3 089 719)
	(2 042 256)	(4 248 361)
Activités de financement		
Paiement d'obligations en vertu de contrats de location-acquisition	-	(228 851)
Capital-actions	1 488 813	20 829 934
Frais d'émission d'actions	-	(1 015 556)
	1 488 813	19 585 527
Activités d'investissement		
Augmentation des actifs miniers (à l'exception de terrain, bâtiments et équipement d'exploration)	(30 010 733)	(24 407 535)
Augmentation de terrain, bâtiments et équipement d'exploration	(6 396 889)	(7 187 561)
Produit de la vente de concentrés	23 971 162	32 568 792
Acquisition d'un placement temporaire (note 6 a))	(340 000)	(600 000)
Cession de placement temporaire (note 6 a))	498 899	412 842
Cession de terrain, bâtiments et équipement d'exploration	19 730	23 922
Acquisition d'immobilisations corporelles	(193 297)	-
	(12 451 128)	810 460
Variation de la trésorerie et des équivalents de trésorerie au cours de l'exercice	(13 004 571)	16 147 626
Trésorerie et équivalents de trésorerie au début de l'exercice	19 704 587	3 556 961
Trésorerie et équivalents de trésorerie à la fin de l'exercice	6 700 016	19 704 587

Information complémentaire aux flux de trésorerie (note 16)

1 Nature des activités

Exploration Dia Bras inc. (la « Société »), une société au stade d'exploration, a été constituée en vertu de la *Loi canadienne sur les sociétés par actions* le 11 avril 1996. Les activités principales de la Société consistent en l'acquisition, l'exploration et la mise en valeur de propriétés minières.

La Société, par l'entremise de sa filiale mexicaine en propriété exclusive Dia Bras Mexicana, détient ou contrôle plusieurs concessions minières situées dans l'État de Chihuahua, au Mexique, qui sont présentement au stade de l'exploration. Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la Société dans les concessions minières sous-jacents, de l'obtention de permis règlementaires, de la possibilité pour la Société d'obtenir le financement nécessaire à la mise en valeur de ces propriétés et à la construction des installations de traitement, sur le site s'il y a lieu, ainsi que de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

Au cours de 2007, la Société a poursuivi son programme d'exploitation pilote à la propriété Mine Bolivar commencé en 2005, en vue de recueillir des renseignements et données pour une étude de préfaisabilité. Toutefois, la Société n'est toujours pas au stade de la production commerciale.

La Société prend des mesures conformes aux standards de l'industrie pour valider des titres de propriétés à ce stade de l'exploration. Toutefois, rien ne garantit que les titres des propriétés de la Société ne soient pas contestés. Ils peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés, et des défauts non relevés peuvent avoir une incidence sur ces titres (se référer aux notes 8 et 19).

2 Principales conventions comptables, nouvelles normes comptables et normes comptables émises mais non encore entrées en vigueur

a) Principales conventions comptables

Périmètre de consolidation

Les états financiers consolidés comprennent les comptes de la Société et de ses filiales en propriété exclusive, Dia Bras Mexicana S. de R.L. de C.V. et Servicios de Minería de la Sierra S. de R.L. de C.V.

Les comptes de Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. sont également consolidés parce qu'elle est une entité à détenteurs de droits variables (« EDDV ») et que la Société est la principale bénéficiaire de cette entité.

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuel, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les éléments pour lesquels la direction utilise son jugement sont les provisions pour mauvaises créances, les évaluations d'actifs miniers, les passifs éventuels et les impôts futurs. Les résultats réels peuvent différer de ces estimations de façon importante.

Trésorerie et équivalents de trésorerie

Le poste Trésorerie et équivalents de trésorerie comprend les soldes en banque et les placements liquides à court terme portant intérêt et rachetables en tout temps sans pénalité.

Placements temporaires

Les placements temporaires détenus à des fins de transaction sont mesurés à la juste valeur et toute variation de celle-ci est enregistrée à l'état des résultats, résultat étendu et déficit consolidés.

Stocks du programme d'exploitation pilote

Les stocks du programme d'exploitation pilote comprennent le matériel morcelé et le concentré à l'usine et sont comptabilisés au moindre du coût ou de la valeur nette de réalisation.

Immobilisations corporelles

Les immobilisations corporelles représentent les actifs situés aux bureaux du siège social de la Société et sont présentées au coût d'acquisition et amorties selon la méthode linéaire sur leur durée de vie utile estimative (note 7).

Actifs miniers

Les actifs miniers sont composés de coûts d'acquisition des concessions minières et des options dans des propriétés minières, de frais d'exploration reportés, de terrain, bâtiments et équipements d'exploration, de stocks de fournitures qui serviront à l'exploration et de dépôts sur de futurs actifs miniers. Tous les coûts directement liés aux projets d'exploration sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à l'établissement de la rentabilité économique du projet où ils sont alors transférés aux immobilisations corporelles. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La récupération est considérée comme incertaines lorsqu'il n'y a pas de ressources financières disponibles pour une zone d'intérêt pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels. Les zones d'intérêt sont déterminées par projet.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats, résultat étendu et déficit consolidés. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote avant le début de la production commerciale sont présentés en réduction des coûts et frais d'exploration reportés et sont reconnus une fois les conditions suivantes satisfaites :

- des preuves convaincantes d'une entente existent;
- la livraison a eu lieu selon les termes de l'entente;
- le prix est fixé ou déterminable; et
- le recouvrement est assuré de façon raisonnable.

Les concentrés de la Société sont vendus en vertu d'ententes qui prévoient que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. Le prix du concentré est provisoirement établi à la date de livraison selon les prix à terme pour le mois prévu de règlement final. Toute variation subséquente du prix est comptabilisée à l'état des résultats, résultat étendu et déficit consolidés.

Le cas échéant, tout excédent du revenu cumulé des ventes de concentrés du programme pilote sur les coûts et frais d'exploration cumulés y afférents, est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, selon le cas; ou iii) la propriété soit abandonnée.

La Société estime que la production commerciale à la propriété Mine Bolivar débutera au plus tard à la fin de l'exercice financier 2009. La production commerciale a été définie comme étant le stade auquel le niveau de production atteindra 65 % de la capacité totale d'une usine sur le site pendant 90 jours consécutifs au cours d'une période d'au plus six mois.

Terrain, bâtiments et équipements d'exploration

Le terrain, les bâtiments et les équipements d'exploration sont comptabilisés au coût.

L'amortissement des bâtiments et des équipements d'exploration est capitalisé aux frais d'exploration reportés lorsqu'ils se rapportent à des projets précis. L'amortissement est calculé selon les méthodes et les taux ou la période qui suivent :

	Méthodes	**Taux/période**
Bâtiments	Solde dégressif	10 %
Équipements et matériel roulant	Solde dégressif	30 %
Mobilier de bureau et matériel informatique	Linéaire	3 ans

Stock de pièces et fournitures

Le stock de pièces et fournitures est comptabilisé au moindre du coût ou de la valeur de remplacement.

Régime d'options d'achat d'actions et rémunération sous forme d'actions

La Société applique la méthode de la juste valeur pour enregistrer l'octroi d'options à ses employés, dirigeants, administrateurs et consultants. Toute contrepartie payée lors de la levée d'options d'achat d'actions est portée au crédit du capital-actions. Le coût de la rémunération sous forme d'actions est déterminé selon les périodes d'acquisition des options. Lors de la levée d'options, le montant du surplus d'apport comptabilisé à titre de rémunération sous forme d'options est transféré au capital-actions.

Dérivés incorporés

La Société mesure et comptabilise les dérivés incorporés séparément des contrats hôtes lorsque : les caractéristiques économiques et les risques que présentent les dérivés incorporés ne sont pas étroitement liés à ceux que présente le contrat hôte ; ils répondent à la définition de dérivé ; et les contrats sont pas évalués à la juste valeur. Les dérivés incorporés sont comptabilisés à la juste valeur.

Conversion de devises

Devises

Les actifs et les passifs monétaires en devises sont convertis en dollars canadiens au cours du change en vigueur à la date du bilan. Les autres actifs et passifs ainsi que les éléments de l'état des résultats, résultat étendu et déficit consolidés sont convertis au cours du change en vigueur à la date de chacune des opérations. Les gains ou les pertes de change sont portés à l'état des résultats, résultat étendu et déficit consolidés.

Filiales étrangères

Les filiales de la Société ainsi que ses EDDV consolidées sont considérées comme des établissements étrangers intégrés. Par conséquent, les comptes des filiales et de ses EDDV sont convertis en monnaie fonctionnelle selon la méthode temporelle. D'après cette méthode, les actifs et les passifs monétaires sont convertis au taux de change en vigueur à la date du bilan alors que les actifs et les passifs non monétaires sont convertis aux taux historiques. Les revenus et les charges sont convertis au taux de change moyen de la période. Les gains ou les pertes de change sont portés à l'état des résultats, résultat étendu et déficit consolidés.

Impôts sur les bénéfices

La Société pourvoit aux impôts sur les bénéfices selon la méthode du report passif fiscal. Selon cette méthode, les actifs et les passifs d'impôts futurs sont établis selon les écarts temporaires déductibles ou imposables entre la valeur comptable et la valeur fiscale de l'actif et du passif, en utilisant les taux d'imposition en vigueur ou pratiquement en vigueur pour l'exercice durant lequel il est prévu que les écarts se résorberont.

La Société établit une provision pour moins-value à l'égard des actifs d'impôts futurs si, selon les renseignements disponibles, il est plus probable qu'improbable qu'une partie ou la totalité des actifs d'impôts futurs ne sera pas réalisée.

Frais relatifs à l'émission d'actions et de bons de souscription

Les frais relatifs à l'émission d'actions et de bons de souscription sont comptabilisés dans l'exercice au cours de laquelle ils sont engagés et sont passés en augmentation du déficit dans l'exercice au cours de laquelle les actions sont émises.

Bénéfice (perte) par action

Le bénéfice (ou la perte) par action est calculé en utilisant le nombre moyen pondéré d'actions en circulation au cours de l'exercice. Le bénéfice (ou la perte) dilué par action est calculé en utilisant le nombre moyen pondéré d'actions en circulation au cours de l'exercice en tenant compte de l'incidence de dilution des options d'achat d'actions et autres titres dilutifs établi selon la méthode du rachat d'actions.

La perte diluée par action est égale à la perte par action en raison de l'effet antidilutif des options d'achat d'actions et autres titres dilutifs.

Obligations liées à la mise hors service d'immobilisations

Les obligations liées à la mise hors service d'immobilisations sont comptabilisées à leur juste valeur dans l'exercice au cours duquel la Société contracte une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts de cette obligation sont ajoutés à la valeur comptable de l'actif et amortis sur la durée restante de sa vie utile. La valeur actualisée est ajustée en utilisant un taux d'intérêt sans risque.

Abattement sur loyer reporté

L'abattement sur loyer reporté est comptabilisé à la juste valeur et amortie selon la méthode linéaire sur la durée du bail.

b) Nouvelles normes comptables

Dia Bras a adopté, à compter du 1er janvier 2007, les nouvelles normes comptables du Manuel de l'Institut Canadien des Comptables Agréés relatives aux instruments financiers : « Résultats étendus » (chapitre 1530); « Capitaux propres » (chapitre 3251); « Instruments financiers – Comptabilisation et évaluation » (chapitre 3855); et « Modifications comptables » (chapitre 1506).

Chapitre 1530 – Résultats étendus
Le chapitre 1530 présente les nouvelles normes relatives à la présentation de certains produits, charges, gains ou pertes découlant d'opérations et d'autres événements autres qu'en rapport avec les propriétaires, qui ne seraient autrement constatés immédiatement dans les résultats, dans un état du résultat étendu. Cet état doit maintenant faire partie du jeu d'états financiers. L'incidence nette du résultat étendu (bénéfice ou perte) est présentée dans les Capitaux propres au bilan consolidé sous la rubrique « Cumul des autres éléments du résultat étendu ». Cette nouvelle norme n'a eu aucun impact sur les états financiers consolidés de la Société.

Chapitre 3251 – Capitaux propres
Le chapitre 3251 définit des normes pour la présentation des capitaux propres et des variations des capitaux propres à la suite des nouvelles recommandations du chapitre 1530, y compris les variations des capitaux propres au cours de la période découlant des autres éléments du résultat étendu. Le solde cumulé des variations du résultat étendu est compris dans le cumul des autres éléments du résultat étendu et présenté comme élément distinct des Capitaux propres. Cette nouvelle norme n'a eu aucun impact sur les états financiers consolidés de la Société.

Chapitre 3865 – Couvertures
Le chapitre 3865 développe les directives de la note d'orientation concernant la comptabilité n° 13, *Relations de couverture,* et établit des normes qui précisent quand et comment on peut appliquer la comptabilité de couverture ainsi que des normes de divulgation. Au 31 décembre 2007, la Société n'avait aucune opération de couverture.

Chapitre 3855 – Instruments financiers – Comptabilisation et évaluation
Le chapitre 3855 établit des normes qui précisent quand et à quel montant un instrument financier doit être présenté au bilan. Il établit également les normes de présentation des gains ou pertes relatifs aux instruments financiers. Le chapitre recommande ce qui suit :

i) Tous les instruments financiers doivent être évalués à la juste valeur lors de la comptabilisation initiale et certains instruments financiers doivent être mesurés à leur juste valeur postérieurement à leur comptabilisation initiale.

   Les actifs financiers doivent être répartis dans l'une des quatre catégories suivantes :

   - Détenus jusqu'à échéance (évaluation au coût);
   - Prêts et créances (évaluation au coût après amortissement);
   - Détenus à des fins de transaction (évaluation à la juste valeur et constatation immédiate dans les résultats de toute variation de la juste valeur);
   - Disponibles à la vente, y compris les instruments de capitaux propres, des instruments détenus jusqu'à échéance qu'une entité désigne comme disponibles à la vente et tout actif financier qui n'entre dans aucune autre catégorie (évaluation à la juste valeur et variations dans la juste valeur cumulées dans le « Cumul des autres éléments du résultat étendu » jusqu'à la cession de l'actif.

ii) Les passifs financiers qui sont détenus à des fins de transaction, lesquels doivent être évalués à la juste valeur. Les autres passifs financiers sont mesurés à leur coût amorti selon la méthode du taux d'intérêt effectif.

iii) Tous les instruments dérivés sont présentés au bilan à leur juste valeur même s'ils font partie d'une relation de couverture effective.

Incidence de la mise en application du chapitre 3855

L'incidence sur les états financiers consolidés de la mise en application du chapitre 3855 est comme suit :

a) Les placements de la Société dans des titres cotés sont classés comme actifs financiers détenus à des fins de transaction et sont mesurés à leur juste valeur. En vertu de ce classement, toute variation de leur juste valeur entre deux dates de bilan est comptabilisée à l'état des résultats, résultat étendu et déficit consolidés.

b) Les placements de la Société dans des bons de souscription sont des instruments dérivés classés comme étant détenus à des fins de transaction et mesurés à leur juste valeur. Au cours de 2007, toute variation de leur juste valeur entre deux dates de bilan a été comptabilisée à l'état des résultats, résultat étendu et déficit consolidés.

c) À la suite de la mise en application du chapitre 3855, la Société a enregistré les ajustements suivants en date du 1er janvier 2007 dans ses états financiers consolidés (note 6) :

   i) Une augmentation de 399 500 $ des placements temporaires, soit l'ajustement à la juste valeur des titres cotés et des bons de souscription.

ii) Une diminution de 399 500 $ du déficit, soit l'ajustement à la juste valeur des titres cotés et des bons de souscription (après impôts canadiens établis à néant). La Société a fixé la date de transition pour les dérivés incorporés au 1er avril 2003.

d) Ventes de concentrés – À compter du 1er janvier 2007, les ajustements relatifs à la facturation définitive sont comptabilisés dans l'état des résultats, du résultat étendu et déficit consolidés plutôt qu'à titre d'ajustement du montant de ventes de concentrés qui, avant la mise en production commerciale, sont comptabilisées en réduction des frais d'exploration reportés correspondants.

La variation de la provision pour règlement final qui est due à la variation du cours du marché des produits de base et des taux de change à la date de chaque bilan est également comptabilisée dans l'état des résultats, résultat étendu et déficit consolidés.

Coûts de transaction

Le 1er juin 2007, le Comité sur les problèmes nouveaux de l'Institut canadien des comptables agréés (« CICA ») a publié l'Abrégé no 166, *Choix de méthode comptable pour les coûts de transactions (CPN-166).* Ce CPN traite du choix entre la comptabilisation des coûts en résultat net et l'ajout des coûts liés à l'acquisition d'actifs ou de passifs financiers non classés comme étant détenus à des fins de transaction. Plus précisément, il faut utiliser la même méthode pour tous les instruments financiers semblables non classés comme étant détenus à des fins de transaction. Une autre méthode peut être utilisée pour les instruments financiers qui sont différents. La Société a adopté, à partir du 1er octobre 2007, le CPN-166 qui exige une application rétrospective à tous les coûts de transaction comptabilisés conformément au chapitre 3855 du Manuel de l'ICCA, *Instruments financiers – Comptabilisation et évaluation*. La Société a évalué l'incidence du CPN-166 et déterminé qu'aucun ajustement n'était nécessaire.

Chapitre 1506 - « Modifications comptables»

À partir du 1er janvier 2007, la Société a adopté le nouveau chapitre 1506 du Manuel de l'ICCA, *Modifications comptables*, en vertu duquel a) une entité peut procéder à un changement volontaire de méthodes comptables si le changement a pour résultat des informations fiables et plus pertinentes; b) lors d'un changement de méthodes comptables, les données des périodes précédentes doivent être divulguées ainsi que les raisons du changement; et c) dans le cas d'un changement d'estimations comptables, la nature et le montant du changement doivent être divulgués. De plus, ce chapitre exige que certaines informations soient divulguées lorsqu'une entité n'a pas appliqué une nouvelle source première de principes comptables généralement reconnus publiée mais non encore entrée en vigueur. La Société présente cette divulgation ci-après.

La Société n'a fait aucun changement volontaire de méthodes comptables depuis l'adoption de cette norme révisée.

c) Normes comptables émises mais non encore entrées en vigueur

L'ICCA a publié les chapitres suivants du Manuel et de nouvelles recommandations qui seront adoptées par la Société à partir du 1er janvier 2008.

i) Le chapitre 3862, *Instruments financiers – informations à fournir*, présente les informations à fournir qui permettent d'évaluer l'importance des instruments financiers au regard de la situation financière et de la performance financière de l'entité; et la nature et l'ampleur des risques découlant des instruments financiers auxquels l'entité ainsi que la façon dont l'entité gère ces risques. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

ii) Le chapitre 3863, *Instruments financiers – présentation*, établit des normes de présentation pour les instruments financiers et les dérivés incorporés. Il décrit plus en détails les normes présentées au chapitre 3861, *Instruments financiers – information à fournir et présentation*. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

iii) Le chapitre 1535, *Informations à fournir concernant le capital*, établit des normes pour la divulgation d'informations sur le capital de l'entité et la façon dont il est géré. Il décrit la divulgation des objectifs, politiques et procédures de gestion du capital, les données quantitatives données sur les éléments que la Société considère comme capital, le fait que la Société s'est conformée à toute exigence en matière de capital, ou le cas échéant, les conséquences de la non-conformité. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

iv) Le chapitre 1400, *Normes générales de présentation des états financiers*, a été modifié pour y inclure les exigences relatives à l'évaluation et la divulgation de la capacité de l'entreprise à poursuivre son exploitation. Les nouvelles normes s'appliquent aux états financiers intermédiaires et annuels relatifs aux exercices ouverts à compter du 1er janvier 2008. Ces nouvelles recommandations n'auront aucune incidence sur les états financiers consolidés de la Société qui évalue déjà sa capacité à poursuivre son exploitation.

v) Le chapitre 3031, *Stocks*, remplace le présent chapitre 3030. Le nouveau chapitre prévoit que les stocks doivent être mesurés au « moindre du coût et de la valeur de réalisation nette », ce qui diffère de la directive actuelle qui réfère au « moindre du coût et de la valeur du marché ». Le nouveau chapitre exige également, s'il y a lieu, que toute reprise de dépréciation précédemment enregistrée soit comptabilisée. La nouvelle norme comptable et tout amendement qui en découle entreront en vigueur, pour la société, le 1er janvier 2008. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

3 Instruments financiers

Juste valeur

La Société a déterminé la juste valeur estimative de ses instruments financiers à partir d'estimations et d'hypothèses. Les résultats réels pourraient être différents de ces estimations, et l'utilisation d'hypothèses ou de méthodes différentes pourrait avoir une incidence importante sur les justes valeurs estimatives.

La trésorerie et les équivalents de trésorerie, les débiteurs du programme d'exploitation pilote et les comptes créditeurs et charges à payer sont des instruments financiers dont la juste valeur se rapproche de la valeur comptable en raison de leur échéance à court terme.

Le placement temporaire et la provision pour règlement final sont mesurés à leur juste valeur marchande.

Risque de taux d'intérêt

Les débiteurs clients (créditeurs) et les comptes créditeurs et charges à payer de la Société ne portent pas intérêt. La trésorerie et les équivalents de trésorerie portent intérêt à des taux variables et fixes.

Risque de change

La Société réalise ses ventes de concentré et une partie de ses achats en devises principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs clients (créditeurs), les taxes à la consommation et autre débiteurs, les comptes créditeurs et charges à payer, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Au 31 décembre 2007, les postes suivants étaient composés de sommes en devises comme suit :

	$ US		Pesos Mx	
	2007	2006	2007	2006
Trésorerie et équivalents de trésorerie	1 122 440	4 425 966	619 342	14 312 555
Créances clients	-	2 870 224	-	-
Taxes à la consommation et autres débiteurs	-	-	16 858 433	37 819 369
Créditeurs et charges à payer et impôts à recevoir et à payer	(12 788)	(43 255)	(16 452 464)	(8 531 105)
Créditeurs clients	(1 384 958)	-	-	-
Solde net	(275 306)	7 252 935	1 025 311	43 600 819
Équivalent en $CA	(271 956)	8 457 881	92 781	4 703 432

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et équivalents de trésorerie, les débiteurs (créditeurs) clients et les taxes à la consommation et autres débiteurs. La Société conserve presque toute sa trésorerie et équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, selon la direction, le risque de crédit lié à la non performance des tierces parties est faible. La totalité des débiteurs (créditeurs) clients concerne un seul client et représente un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente donc, selon la direction, un risque de crédit normal.

Risque des prix des métaux

La Société est exposée au risque lié au prix des métaux quant à la variation des prix des concentrés produits étant donné que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société n'utilise pas d'instruments dérivés pour éliminer le risque.

4 Débiteurs (créditeurs) clients

Les débiteurs (créditeurs) clients de la Société se détaillent comme suit :

	Au 31 décembre 2007	Au 31 décembre 2006
	$	$
Débiteurs - programme d'exploitation pilote	1 048 690	1 568 683
Provision pour règlement final *	(2 416 854)	1 778 363
	(1 368 164)	3 347 046

* La provision pour règlement final représente le montant estimé qui pourrait être récupéré ou remboursé au 31 décembre 2007 relativement aux livraisons de concentrés pour lesquelles la Société a perçu un montant provisionnel représentant environ 90 % de la livraison à la date de livraison. Les livraisons pour lesquelles il n'y avait pas eu de règlement final au 31 décembre 2007 s'élèvent à environ 4 634 tonnes de concentré de zinc (10 213 000 livres payables) et 1 590 tonnes de concentré de cuivre (3 503 000 livres payables) (respectivement 7 430 tonnes (16 375 720 livres) et 4 090 tonnes (9 014 360 livres) au 31 décembre 2006). Le règlement final sera déterminé à la date prévue de la cotation finale, selon les termes de l'entente, et ainsi pourrait varier sensiblement du montant de la provision actuelle.

5 Stocks du programme d'exploitation pilote

	Au 31 décembre 2007	Au 31 décembre 2006
	$	$
Matériel morcelé, à l'usine	37 600	10 928
Concentré	571 285	461 053
	608 885	471 981

6 Placements temporaires

	Au 31 décembre 2007	Au 31 décembre 2006
	$	$
Ressources Pershimco inc. (« Pershimco »)		
835 000 actions ordinaires à la valeur à la cote (850 000 actions ordinaires au coût au 31 décembre 2006)	167 000	261 113
Bons de souscription - néant (850 000 bons de souscription au prix coûtant, au 31 décembre 2006, pouvant être exercés au prix de 0,40 $ chacun jusqu'en novembre 2007)	-	78 887
	167 000	340 000

a) Au cours de 2007, la Société a exercé tous les bons de souscription au prix total de 340 000 $ et a cédé 865 000 actions ordinaires pour une contrepartie totale de 498 899 $.

b) Conformément à l'entente conclue avec Pershimco, la Société a acquis, en novembre 2006, 850 000 unités de Pershimco à un prix de 0,40 $ l'unité, pour un montant total de 340 000 $. Chaque unité comprenait une action ordinaire de Pershimco et un bon de souscription donnant droit au porteur de souscrire une action ordinaire additionnelle de Pershimco à un prix de 0,40 $ l'action pendant une période de 12 mois suivant la clôture du placement.

c) Au 31 décembre 2005, la Société possédait 166 actions ordinaires et 666 666 bons de souscription d'Ecu Silver Inc. pouvant être exercés au prix de 0,39 $ pour chaque bon de souscription. Au cours de 2006, la Société a exercé tous les bons de souscription pour un montant total de 260 000 $ et a cédé toutes les actions pour une contrepartie totale de 412 842 $. La Société a réalisé un gain à la cession de 152 800 $.

Les variations dans la valeur du placement temporaire au cours de l'exercice sont les suivantes :

	Actions ordinaires	Bons de souscription	Total
	$	$	$
Solde au 31 décembre 2006	261 113	78 887	340 000
Changement de norme comptable (note 2)	240 387	159 113	399 500
Solde au 1er janvier 2007	501 500	238 000	739 500
Augmentation (diminution) de la juste valeur au cours de l'exercice	(498 601)	85 000	(413 601)
Exercice de bons de souscription	663 000	(323 000)	340 000
Cession	(498 899)	-	(498 899)
Solde à la fin de l'exercice	167 000	-	167 000

7 Immobilisations corporelles

	Au 31 décembre 2007			
	Coût	Amortissement cumulé	Net	Durée de vie estimative
	$	$	$	
Équipement d'informatique	84 121	35 672	48 449	3 ans
Équipement de bureau	71 133	22 792	48 341	3 ans
Améliorations locatives	160 976	24 766	136 210	durée du bail
	316 230	83 230	233 000	

	Au 31 décembre 2006			
	Coût	Amortissement cumulé	Net	Durée de vie estimative
	$	$	$	
Équipement d'informatique	18 999	18 999	-	3 ans
	18 999	18 999	-	

8 Actifs miniers

	Au 31 décembre 2007	Au 31 décembre 2006
	$	$
Coûts et frais d'exploration reportés a)	21 470 782	11 672 155
Terrain, bâtiments et équipements d'exploration b)	13 278 355	10 446 092
Stock de pièces et fournitures	1 812 324	1 366 801
Dépôts sur actifs miniers	276 245	641 873
	36 837 706	24 126 921

a) Coûts et frais d'exploration reportés

	Coûts		Frais d'exploration reportés		Total	
	Au 31 décembre 2007	Au 31 décembre 2006	Au 31 décembre 2007	Au 31 décembre 2006	Au 31 décembre 2007	Au 31 décembre 2006
	$	$	$	$	$	$
Mexique (État de Chihuahua)						
Projets Bolivar (options sauf Piedras Verdes)						
Mine Bolivar* i) (note 19)	-	-	-	-	-	-
Piedras Verdes ii)	356 917	313 102	2 073 771	2 073 771	2 430 688	2 386 873
San José iii)	228 174	141 288	271 504	271 504	499 678	412 792
Mezquital	30 716	27 299	99 105	99 105	129 821	126 404
La Cascada	12 794	10 110	133 577	133 577	146 371	143 687
Val	2 867	2 684	100 928	100 928	103 795	103 612
Autres	71 972	68 860	22 302	43 564	94 274	112 424
Projets Promontorio (options)						
Promontorio et Hidalgo iv)	-	249 425	-	948 505	-	1 197 930
El Magistral v)	-	-	-	-	-	-
Projets Cusi vi)						
India – Marisa a)	240 920	239 997	1 706 147	1 667 335	1 947 067	1 907 332
Holguin – San Juan b)	1 545 056	1 463 823	13 112	-	1 558 168	1 463 823
San Miguel – La Bamba c) (option)	221 726	221 285	2 532 400	1 204 497	2 754 126	1 425 782
Mineria Cusi – Santa Edwiges/ San Nicolas d) (option)	2 162 028	1 127 048	9 576 131	1 254 744	11 738 159	2 381 792
DBM	25 883	4 269	42 752	5 435	68 635	9 704
	4 899 053	3 869 190	16 571 729	7 802 965	21 470 782	11 672 155

	Coûts		Frais d'exploration reportés		Total	
	Au 31 décembre 2007	Au 31 décembre 2006	Au 31 décembre 2007	Au 31 décembre 2006	Au 31 décembre 2007	Au 31 décembre 2006
	$	$	$	$	$	$
***Mine Bolivar**						
Coûts et frais d'exploration reportés	1 797 655	1 630 929	59 146 680	32 750 018	60 944 335	34 380 947
Moins : Ventes cumulées de concentrés provenant du programme pilote	(1 797 655)	(1 630 929)	(63 410 122)	(39 520 311)	(65 207 777)	(41 151 240)
	-	-	(4 263 442)	(6 770 293)	(4 263 442)	(6 770 293)
Moins : transfert à excédent de recouvrement des coûts – exploitation pilote	-	-	4 263 442	6 770 293	4 263 442	6 770 293
	-	-	-	-	-	-

i) Mine Bolivar

En août 2004, la Société a conclu une convention commerciale avec les propriétaires de la propriété Mine Bolivar (Bolivar III et Bolivar IV) en vertu de laquelle la Société a acquis 100 % de la propriété en contrepartie de 1 200 000 $ US à payer sur une période de deux ans. Le dernier versement prévu en 2006 a été reporté pour des questions d'ordre juridique (note 19).

En octobre 2007, la Société a conclu une entente de terminaison et transfert de droits relativement à la convention commerciale mentionnée précédemment et versé un montant de 164 272 $[1)] (166 250 $ US) lors de la signature. Au 31 décembre 2007, il reste à payer un montant de 55 580 $[1)] (56 250 $ US).

Au cours de l'exercice terminé le 31 décembre 2007, la Société a poursuivi son programme d'exploitation pilote sur la propriété Mine Bolivar. Au cours de l'exercice, les ventes de concentré de zinc et de concentré de cuivre se sont élevées à 24 056 537 $ (35 588 838 $ pour l'exercice terminé le 31 décembre 2006). Conformément à la convention comptable adoptée par la Société, le revenu des ventes de concentrés avant le début de la production commerciale est présenté en réduction des coûts et frais d'exploration reportés afférents. Par conséquent, l'excédent du recouvrement sur les coûts et frais d'exploration reportés de la propriété Mine Bolivar, au montant de 4 263 442 $ (6 770 293 $ au 31 décembre 2006), est présenté au passif à long terme aux bilans consolidés.

ii) Piedras Verdes

Au cours de l'exercice terminé le 31 mars 2004, la Société a conclu une convention d'option en vertu de laquelle elle peut acquérir un intérêt de 100 % dans la propriété Piedras Verdes pour une contre-partie au comptant de 200 000 $ US payable sur une période de deux ans. Au 31 décembre 2007, l'option était levée et les titres transférés à la Société.

iii) Projet San José

En juillet 2003, la Société a conclu une convention d'option avec El Paso Partners, Ltd. (« EPP ») en vertu de laquelle elle peut acquérir un intérêt cumulatif pouvant atteindre 100 % dans la propriété d'argent et de métaux de base San José, en contrepartie d'un montant de 349 500 $ US et des dépenses d'exploration de 1 599 087 $[1)] (1 638 000 $ US) à effectuer avant juillet 2009. Le dernier versement de 37 054 $[1)] (37 500 $ US) pour la propriété San José a été effectué en février 2008 et la Société a estimé qu'il n'y avait pas lieu de comptabiliser une dépense pour réduction de valeur pour ce projet au 31 décembre 2007.

Selon les termes de l'entente, une avance annuelle sur les paiements de redevance de 61 756 $[1)] (62 500 $ US) est prévue en juillet 2008 et juillet 2009.

Postérieurement à la fin d'exercice terminé le 31 décembre 2007, la Société évalue le statut de ce projet et les termes de son entente vis-à-vis ses plans stratégiques futurs. Si la Société décide d'abandonner ce projet, les coûts et dépenses d'exploration reportés s'y afférents seraient alors radiés.

iv) Propriétés Promontorio et Hidalgo

En mai 2004, la Société a conclu une convention d'option d'achat en vertu de laquelle elle pouvait gagner un intérêt de 100 % dans les propriétés Promontorio et Hidalgo en versant aux vendeurs une somme de 3 000 000 $ US.

Au cours de l'exercice terminé le 31 décembre 2007, la Société a décidé d'abandonner les propriétés Promontorio et Hidalgo et, par conséquent, n'a pas effectué le versement de 148 215 $[1)] (150 000 $ US) qui était prévu en juin 2007. Par conséquent, la Société a radié les coûts accumulés et les frais d'exploration reportés encourus sur les propriétés au montant de 1 199 891 $.

v) El Magistral

En novembre 2004, la Société a conclu une convention d'option d'achat en vertu de laquelle elle pouvait gagner un intérêt de 100 % dans la propriété El Magistral en versant, sur une période de cinq ans, une somme de 1 000 000 $ US, y compris 50 000 $ US à la signature de la convention.

En 2006, la Société a décidé d'abandonner le projet et n'a donc pas effectué le paiement prévu en novembre 2006 au montant de 75 000 $ US. La Société a radié les coûts accumulés sur le projet au montant de 147 635 $.

vi) Projet Cusi

Au cours des mois de mai et juin 2006, la Société a jalonné des claims et conclu diverses conventions en vue d'acquérir un intérêt dans plus de 7 500 hectares de concessions minières contiguës (les « propriétés Cusi »), dont 12 anciennes mines dans le district argentifère Cusihuiriachic (« Cusi ») à moins de 40 kilomètres de l'usine Malpaso de la Société, dans l'État de Chihuahua, au Mexique.

a) Le 2 mai 2006, la Société a conclu un convention d'achat avec Hector Sanchez Villalobos et Carmen Saenz Rodriguez (« Villalobos et Rodriguez ») visant l'acquisition de deux propriétés de 21,08 hectares en contrepartie d'un paiement au comptant de 100 000 $ US et l'émission par la Société de 200 000 actions ordinaires de la Société, à un prix de 0,64 $ l'action pour un total de 128 000 $. La portion de la transaction payable en actions a été comptabilisée en 2006 sur la base de la valeur marchande des actions à la date de la transaction. La propriété est assujettie à une redevance à la sortie de la fonderie (la « redevance ») de 1,5 % jusqu'à un maximum de 1 482 150 $[1)] (1 500 000 $ US) au bénéfice de Villalobos et Rodriguez. La redevance est rachetable au prix de 988 100 $[1)] (1 000 000 $ US).

b) Le 30 mai 2006, la Société a conclu un convention d'achat avec Manuel Holguin Aragonez (« Holguin ») visant l'acquisition de propriétés couvrant 1 676 hectares en contrepartie d'un paiement au comptant de 740 000 $ US, et l'émission par la Société de 1 000 000 d'actions ordinaires de la Société à un prix de 0,64 $ l'action pour un total de 640 000 $. La portion de la transaction payable en actions a été comptabilisée en 2006 à la juste valeur des actions émises, soit leur valeur à la cote à la date de la transaction. Les propriétés sont assujetties à une redevance de 1,5 % jusqu'à un maximum de 1 482 150 $[1)] (1 500 000 $ US) au bénéfice de Holguin. La redevance est rachetable au prix de 988 100 $[1)] (1 000 000 $ US). Au 31 décembre 2007, le solde à payer s'élève à 73 500 $[1)] (75 000 $ US). La majorité des titres de propriété ont été transférés à la Société et les autres sont en cours de transfert.

c) Le 31 mai 2006, la Société a conclu une convention d'option avec Ressources Pershimco inc. (« Pershimco ») en vertu de laquelle la Société a l'option d'acquérir un intérêt de 70 % dans une propriété San Miguel-La Bamba couvrant 36 hectares dans le district de Cusi en contrepartie d'un paiement au comptant de 221 285 $ (200 000 $ US) et un engagement de travaux comme suit :

Équivalent	Engagement de travaux	Intérêts cumulatifs à être gagnés	Période
$ C	$ US	%	
1 482 100	1 500 000	50	jusqu'au 31 mai 2007
2 470 200	2 500 000	20	jusqu'au 30 novembre 2008

La propriété est assujettie à une redevance de 2 % dont 1 % est rachetable au prix de 988 100 $[1)] (1 000,000 $ US).

Au 31 décembre 2007, la Société s'était acquitté de ses obligations en vertu de la convention d'option et avait donc gagné un intérêt de 50 % dans la propriété. Au 31 décembre 2007, le transfert officiel des titres demeure toutefois à être complété. La Société négocie présentement les termes d'une entente de coentreprise avec Pershimco.

d) Le 14 juin 2006, la Société a signé une lettre d'entente avec Compañia Minera Cusi (« Minera Cusi »), une société mexicaine fermée, en vue de conclure une convention d'option pour acquérir un intérêt de 100 % dans plusieurs concessions minières (1 133,5 hectares) en contrepartie d'un montant de 5 000 000 $ US payable sur une période de trois ans. Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi égale à 2 % si le prix de l'argent n'excède pas 10,87 $[1)] (11,00 $ US) l'once et à 3 % si le prix de l'argent est supérieur à 10,87 $[1)] (11,00 $ US) l'once. La Société peut se soustraire à ses obligations, au cours de la période de trois ans, par simple avis à Minera Cusi et abandon des paiements.

Les versements à venir sont comme suit :

	Équivalent en $ C	Versements en $ US
Août 2007*	988 100[1)]	1 000 000
Août 2008	1 976 200[1)]	2 000 000

*En accord avec Minera Cusi, le solde du versement prévu pour le mois d'août 2007 a été reporté jusqu'à ce que les détails d'enregistrement relativement à certaines concessions minières soient réglés.

En avril 2008, la Société a négocié une nouvelle entente avec Minera Cusi et revu le calendrier des paiements. Cette nouvelle entente constitue une convention d'achat au montant de 3 060 000 $ US payable comme suit: 500 000 $ US payable à la date de signature, 500 000 $ US en novembre 2008, et quatre versements trimestriels de 515 000 $ US chacun en mars, juin, septembre et décembre 2009. Les autres termes de la convention d'option originale relativement à la redevance demeurent inchangés.

i) Au taux de change du 31 décembre 2007

b) Terrain, bâtiments et équipements d'exploration

	Au 31 décembre 2007		
	Coût	**Amortissement Cumulé**	**Montant Net**
	$	**$**	**$**
Terrain	273 813	-	273 813
Bâtiments			
Usine	1 808 410	386 648	1 421 762
Camp	404 802	115 329	289 473
Machinerie et équipements	12 754 949	3 936 585	8 818 364
Mobilier de bureau et matériel informatique	940 400	415 206	525 194
Matériel roulant	3 445 913	1 496 164	1 949 749
	19 628 287	6 349 932	13 278 355

	Au 31 décembre 2006		
	Coût	**Amortissement cumulé**	**Montant net**
	$	**$**	**$**
Terrain	67 539	-	67 539
Bâtiments			
Usine	1 512 348	220 582	1 291 766
Camp	397 346	89 721	307 625
Machinerie et équipements	7 781 876	1 478 437	6 303 439
Mobilier de bureau et matériel informatique	547 618	207 382	340 236
Matériel roulant	2 993 482	857 995	2 135 487
	13 300 209	2 854 117	10 446 092

9 Frais reportés – avance sur paiement de redevance

Le 26 août 2003, la Société a acquis auprès de Nichromet Extraction Inc., une entité indépendante, les droits d'utilisation et de commercialisation d'une licence sur une technologie d'extraction pour le territoire du Mexique en contrepartie d'une redevance de 1 % sur toute production effectuée sur ses propriétés mexicaines utilisant cette technologie. Dans le cadre de la convention, la Société avait fait une avance sur redevance non remboursable de 350 000 $.

De plus, la convention permettait à la Société d'agir en tant qu'agent au Mexique pour la distribution de cette licence à des tierces parties, auquel cas elle devait partager à parts égales avec Nichromet toute contrepartie reçue.

Bien que la licence ait été encore en vigueur en date du 31 décembre 2006, la Société, ne prévoyant pas utiliser la technologie et considérant qu'elle n'en retirerait aucun avantage économique, a radié les frais reportés en 2006.

10 Capital-actions

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale

Émis

Les mouvements dans le capital-actions de la Société se détaillent comme suit :

	Exercice terminé le 31 décembre 2007		Exercice terminé le 31 décembre 2006	
	Nombre d'actions	**Montant**	**Nombre d'actions**	**Montant**
		$		**$**
Solde au début de l'exercice	109 550 905	51 308 067	81 724 769	26 921 601
Émises et payées au comptant (i))	-	-	14 950 000	10 465 000
Émises à la suite de l'acquisition d'actifs miniers (note 8 vi) a) et b))	-	-	1 200 000	768 000
Émises à la suite de l'exercice d'options de rémunération ou de bons de souscription (ii) et note 11)	996 364	1 181 141	11 423 219	13 022 470
Émises à la suite de la levée d'options d'achat d'actions (notes 12 et 13)	824 000	728 990	252 917	130 996
Solde à la fin de l'exercice	111 371 269	53 218 198	109 550 905	51 308 067

i) Le 17 août 2006, la Société a annoncé la clôture d'un financement, par prise ferme, de 13 000 000 d'actions ordinaires à un prix de 0,70 $ l'action pour un produit brut de 9 100 000 $. Les preneurs fermes ont également exercé leurs options d'attributions excédentaires en vertu desquelles ils ont acquis 1 950 000 actions ordinaires additionnelles à un prix de 0,70 $ l'action pour un produit brut de 1 365 000 $, augmentant le produit brut global à 10 465 000 $.

En guise de commission, la Société a payé aux preneurs fermes une contrepartie monétaire de 732 550 $ et leur a émis 1 046 500 options de rémunération évaluées à 193 603 $ (note 11). Ce montant a été inclus dans les frais relatifs à l'émission d'actions et de bons de souscription à l'état des résultats, résultat étendu et déficit consolidés. Les options de rémunération donnaient droit aux porteurs de souscrire un nombre équivalent d'actions ordinaires à un prix de 1,00 $ l'action jusqu'au 16 août 2007 (note 11).

La juste valeur des options de rémunération a été estimée à l'aide du modèle Black-Scholes de fixation du prix des options à partir des hypothèses suivantes :

Dividende moyen par action	0 %
Volatilité	87,83 %
Taux d'intérêt sans risque	4,33 %
Durée estimative de vie	1 an

En fonction de ces paramètres, la juste valeur des options de rémunération a été estimée à 193 603 $.

ii) Au cours de l'exercice terminé le 31 décembre 2007, 996 364 options de rémunération ont été exercées pour une contrepartie monétaire totale de 996 364 $ et, par conséquent, la Société a émis 996 364 actions ordinaires. Les 50 136 options de rémunération restantes ont expiré le 16 août 2007.

En 2006, 11 423 219 bons de souscription ont été exercés à un prix de 0,90 $ l'action pour un montant total de 10 280 897 $, dont 1 100 067 bons de souscription exercés par des administrateurs ou dirigeants de la Société ou par des sociétés contrôlées par des administrateurs ou dirigeants de la Société pour un montant total de 990 060 $. Par conséquent, la Société a émis 11 423 219 actions ordinaires.

11 Bons de souscription et options de rémunération

Les mouvements dans le nombre de bons de souscription en circulation se détaillent comme suit :

	Exercice terminé le 31 décembre 2007			Exercice terminé le 31 décembre 2006		
	Nombre de bons de souscription	Nombre d'options de rémunération	Montant	Nombre de bons de souscription	Nombre d'options de rémunération	Montant
			$			$
Solde au début de l'exercice	-	1 046 500	193 603	12 002 068	-	2 880 496
Émis (note 10)	-	-	-	-	1 046 500	193 603
Exercés (note10)	-	(996 364)	(184 328)	(11 423 219)	-	(2 741 573)
Échus (note 13)	-	(50 136)	(9 275)	(578 849)	-	(138 923)
Solde à la fin de l'exercice	-	-	-	-	1 046 500	193 603

12 Régime d'options d'achat d'actions

La Société a un régime d'options d'achat d'actions selon lequel le conseil d'administration peut, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires de la Société à ses employés, administrateurs, dirigeants et consultants. Les conditions et le prix de levée de chaque option sont déterminés par les membres du conseil d'administration. Au 31 décembre 2007, le régime d'options d'achat d'actions stipule que : i) le nombre maximal d'actions ordinaires dans le capital de la Société qui peut être réservé pour attribution en vertu du régime est établi à 10 900 000 (9 700 000 au 31 décembre 2006); et ii) que le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

Les options doivent être levées au plus tard cinq ans après la date d'attribution et le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution. La période d'acquisition des droits de levée pour les options attribuées avant septembre 2006 est de 18 mois : 25 % à l'attribution et 12,5 % à chacun des six trimestres suivants. De septembre 2006 à novembre 2007, le droit de levée était acquis dès l'attribution de l'option. La période d'acquisition des droits de levée pour toutes les options attribuées après novembre 2007 est de deux ans comme suite : 33 1/3 % à la date d'attribution des options, 33 1/3 % un an après la date d'attribution, et 33 1/3 % deux ans après la date d'attribution.

Le 23 octobre 2007, le conseil d'administration a approuvé l'attribution de 300 000 options d'achat d'actions de la Société à un dirigeant. Ces options peuvent être levées en tout temps à un prix de 0,89 $ jusqu'au 23 octobre 2012.

Le 24 juillet 2007, le conseil d'administration a approuvé l'attribution de 150 000 options d'achat d'actions de la Société à un nouvel administrateur. Ces options peuvent être levées en tout temps à un prix de 1,25 $ jusqu'au 24 juillet 2012.

Le 8 juin 2007, le conseil d'administration a approuvé l'attribution de 250 000 options d'achat d'actions aux nouveaux administrateurs de la Société. Ces options peuvent être levées en tout temps à un prix de 1,28 $ jusqu'au 8 juin 2012.

Le 3 avril 2007, le conseil d'administration a approuvé l'attribution de 1 775 000 options d'achat d'actions à ses administrateurs, dirigeants et employés. Ces options peuvent être levées en tout temps à un prix de 1,10 $ jusqu'au 3 avril 2012.

Le 6 mars 2007, le conseil d'administration a approuvé l'augmentation du maximum d'actions ordinaires réservées en vertu du régime d'options d'achat d'actions de 9 700 000 à 10 900 000. Le nombre d'actions ordinaires réservées représente approximativement 10 % du nombre d'actions émises et en circulation.

Le 9 janvier 2007, le conseil d'administration a attribué un total de 40 000 options d'achat d'actions ordinaires de la Société à un consultant. Les options peuvent être levées en tout temps à un prix de 0,98 $ jusqu'au 9 janvier 2012.

Le 2 février 2006, le conseil d'administration a approuvé l'octroi de 2 700 000 options d'achat d'actions à ses administrateurs, dirigeants et employés. Ces options peuvent être exercées à un prix de 0,40 $ jusqu'au 2 février 2011.

Le 28 septembre 2006, le conseil d'administration a approuvé l'octroi de 2 000 000 d'options d'achat d'actions à ses administrateurs, dirigeants et employés. Ces options peuvent être exercées à un prix de 0,90 $ jusqu'au 28 septembre 2011.

Les mouvements dans les options d'achat d'actions en circulation de la Société se détaillent comme suit :

	Exercice terminé le 31 décembre 2007		Exercice terminé le 31 décembre 2006	
	Nombre d'options	**Prix de levée moyen**	**Nombre d'options**	**Prix de levée moyen**
		$		**$**
Solde au début de l'exercice	8 957 333	0,60	4 786 250	0,59
Attribuées	2 515 000	1,10	4 700 000	0,61
Levées (note 10)	(824 000)	0,60	(252 917)	0,33
Annulées	(330 000)	0,91	(276 000)	0,72
Solde à la fin de l'exercice	10 318 333	0,72	8 957 333	0,60

Les options d'achat d'actions en circulation et pouvant être levées au 31 décembre 2007 se détaillent comme suit :

	Nombre d'options		
Prix de levée	**En circulation**	**Pouvant être levées**	**Date d'échéance**
$			
0,85	600 000	600 000	octobre 2008
0,75	930 000	930 000	août 2009
0,75	400 000	400 000	février 2010
0,30	1 353 333	1 353 333	septembre 2010
0,22	125 000	125 000	septembre 2010
0,40	2 545 000	2 545 000	février 2011
0,90	1 890 000	1 890 000	septembre 2011
0,98	40 000	40 000	janvier 2012
1,10	1 735 000	1 735 000	avril 2012
1,28	250 000	250 000	juin 2012
1,25	150 000	150 000	juillet 2012
0,89	300 000	300 000	octobre 2012
	10 318 333	10 318 333	

Le coût de la rémunération à base d'actions s'élève à 1 806 544 $ (note 13) pour l'exercice terminé le 31 décembre 2007 (1 696 019 $ pour l'exercice terminé le 31 décembre 2006) dont 772 898 $ (1 001 173 $ pour l'exercice terminé le 31 décembre 2006) capitalisés aux actifs miniers comme frais relatifs aux projets de Chihuahua sur la base des options émises aux dirigeants et consultants participant au programme d'exploration au Mexique. Le solde de 1 033 646 $ (694 846 $ pour l'exercice terminé le 31 décembre 2006) a été comptabilisé à l'état des résultats, résultats et déficit consolidés.

La juste valeur des options attribuées a été estimée à l'aide du modèle Black-Scholes de fixation du prix des options à partir des hypothèses suivantes :

	Exercice terminé le 31 décembre 2007	**Exercice terminé le 31 décembre 2006**
Dividende moyen par action	Néant	Néant
Volatilité estimée	89,91 %	99,22 %
Taux d'intérêt sans risque	3,98 %	4,17 %
Durée estimative des options attribuées	4 ans	4 ans
Options attribuées dont le prix de levée égale le cours de l'action à la date d'octroi :		
Valeur estimative de chaque option attribuée	0,69 $	0,28 $
Prix de levée	1,10 $	0,40 $
Options attribuées dont le prix de levée dépasse le cours de l'action à la date d'octroi :		
Valeur estimative de chaque option attribuée	0,70 $	0,55 $
Prix de levée	1,10 $	0,90 $
Cours de l'action à la date d'octroi	1,09 $	0,80 $

13 Surplus d'apport

	Exercice terminé le 31 décembre 2007	**Exercice terminé le 31 décembre 2006**
	$	**$**
Solde au début de l'exercice	6 590 223	4 802 240
Rémunération à base d'actions (note 12)	1 806 544	1 696 019
Levée d'options (note 10)	(236 990)	(46 959)
Expiration de bons de souscription (note 11)	9 275	138 923
Solde à la fin de l'exercice	8 169 052	6 590 223

14 Impôts sur les bénéfices

a) La provision pour impôts sur les bénéfices est différente du montant qui aurait été calculé en appliquant le taux d'imposition statutaire combiné canadien comme suit :

	Exercice terminé le 31 décembre 2007	Exercice terminé le 31 décembre 2006
	$	$
Perte avant impôts sur les bénéfices	(8 886 455)	(2 283 828)
Économie d'impôt au taux d'imposition statutaire combiné de 32,02 % (32 % en 2006)	(2 845 443)	(730 825)
Écart de taux d'imposition au Mexique	227 366	47 399
Impact de la réduction des taux d'imposition sur les soldes d'impôts futurs	57 597	149 235
Pertes fiscales expirées	58 919	25 338
Cotisations d'années antérieures	-	(159 295)
Rémunération à base d'actions	330 973	222 351
Portion non imposable des gains en capital	(36 863)	(24 448)
Augmentation (diminution) de la provision pour moins-value	2 994 121	(120 012)
Perte de change déductible au Mexique	(1 103 526)	(34 772)
Inflation imposable sur les pertes et passifs financiers nets au Mexique	386 540	60 690
Écarts permanents	195 686	102 864
Éléments non déductibles au Mexique	38 603	81 436
Autre	(6 729)	9 227
	(297 244)	(370 812)

b) Les soldes d'impôts futurs se résument comme suit :

	Aux 31 décembre	
	2007	**2006**
	$	**$**
Avantages fiscaux futurs à court terme		
Pertes autres qu'en capital	62 000	746 246
Frais d'émission d'actions	112 000	180 000
Placements temporaires	74 000	-
Autre	-	69 156
	248 000	995 402
Avantages fiscaux futurs à long terme		
Immobilisations corporelles	48 000	29 000
Actifs miniers	380 000	386 000
Pertes autres qu'en capital	6 072 000	1 077 000
Pertes en capital	23 000	58 718
Frais d'émission d'actions et de bons de souscription	149 000	266 000
Autre	154 000	157 000
	6 826 000	1 973 718
Total des avantages fiscaux futurs	7 074 000	2 969 120
Moins la provision pour moins-value	5 077 000	2 210 718
	1 997 000	758 402
Passifs d'impôts futurs à long terme		
Actifs miniers	1 997 000	727 765
Total des passifs d'impôts futurs, montant net	-	30 637

c) Au 31 décembre 2007, la base fiscale des immobilisations et des actifs miniers et autres coûts totalisait environ 15 890 000 $ (11 885 000 $ en 2006). L'écart entre cette base fiscale et le montant capitalisé dans les états financiers consolidés est attribuable principalement à la radiation de certains actifs miniers et à la décision de la Société de déduire au Mexique, dans l'exercice au cours duquel ils sont engagés, les dépenses d'exploration et le coût des actifs miniers avant le début de l'exploitation commerciale d'une mine. Cette base fiscale pourra être utilisée pour réduire le revenu imposable futur sur une période illimitée.

d) La Société a cumulé à des fins fiscales des pertes autres qu'en capital au Canada totalisant environ 5 169 806 $. Ces pertes viennent à échéance de 2008 à 2027 comme suit :

		$
Exercices de terminant le 31 décembre	2008	203 336
	2009	122 399
	2010	121 762
	2011	533 468
	2015	2 101 308
	2026	398 093
	2027	1 689 440

e) Au 31 décembre 2007, la Société a cumulé à des fins fiscales des pertes autres qu'en capital au Mexique totalisant environ 16 295 120 $ (180 075 746 pesos Mx). Ces pertes viennent à échéance comme suit : 2 108 413 $ (23 299 866 pesos Mx) en 2015 et 14 186 707 $ (156 775 880 pesos Mx) en 2017.

f) La base fiscale des placements temporaires s'élève à 411 484 $ et peut être reportée indéfiniment.

g) Le solde non amorti, à des fins fiscales, des frais relatifs à l'émission d'actions et de bons de souscription totalise environ 860 108 $ et est déductible au cours des trois prochains exercices.

h) Le solde de pertes en capital s'élève à 74 829 $ et peut être reporté indéfiniment contre des gains en capital.

i) Les valeurs fiscales des actifs et des passifs n'ont pas fait l'objet d'une acceptation ni d'une contestation de la part des administrations fiscales compétentes.

15 Obligation liée à la mise hors service d'immobilisations

Au 31 décembre 2007, à la suite de la révision du statut de ses opérations, en conformité avec la législation environnementale actuellement en vigueur au Mexique, la Société a déterminé qu'elle n'a aucune obligation liée à la mise hors service d'immobilisations et, par conséquent, n'a pas comptabilisé de provision à cet égard.

Dans l'optique de l'étude de faisabilité, la Société va commander une étude d'impact environnemental à Bolivar à la suite de laquelle une obligation liée à la mise hors service d'immobilisations pourrait naître.

Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans l'exercice au cours duquel naîtra l'obligation.

16 Flux de trésorerie

	Exercice terminé le 31 décembre 2007	Exercice terminé le 31 décembre 2006
	$	$
a) La variation des éléments hors caisse du fonds de roulement se détaille comme suit :		
Taxes à la consommation et autres débiteurs	2 372 320	(2 944 704)
Stocks du programme d'exploitation pilote	(136 904)	(329 742)
Frais payés d'avance	7 329	73 880
Comptes créditeurs et charges à payer	364 587	98 422
Impôts sur les bénéfices à recevoir/exigibles	(737 774)	12 425
	1 869 558	(3 089 719)

	$	$
b) Informations additionnelles – transactions non monétaires		
Émission d'actions pour des propriétés minières	-	768 000
Rémunération à base d'actions capitalisée aux actifs miniers (note 12)	772 898	1 001 173
Additions aux actifs miniers comprises dans les comptes créditeurs et charges à payer	1 058 558	17 120
Variation des débiteurs (créditeurs) clients comprise dans les actifs miniers	2 187 799	3 020 046
Amortissement des bâtiments et équipements d'exploration capitalisés	3 526 437	1 686 739
Augmentation de la juste valeur des placements temporaires incluse dans le déficit	399 500	-
Augmentation des immobilisations corporelles incluse dans l'abattement sur loyer reporté	103 934	-

	$	$
c) Intérêts et impôts sur le revenu		
Intérêts payés	39 180	48 898
Impôts sur les bénéfices payés et paiements d'impôts anticipés	984 434	45 000

17 Opérations entre apparentés

Au cours de l'exercice terminé le 31 décembre 2007, des sociétés contrôlées par des dirigeants de la Société ont facturé des honoraires de consultation totalisant 930 662 $ (946 145 $ pour l'exercice terminé le 31 décembre 2006) dont 666 141 $ capitalisés dans les frais d'exploration reportés (602 571 $ pour l'exercice terminé le 31 décembre 2006). Au 31 décembre 2007, le montant dû à ces sociétés s'élevait à 12 636 $ (42 361 $ au 31 décembre 2006).

Les opérations entre apparentés ont lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établi et accepté par les apparentés.

18 Engagements

a) En 2007, dans le cours normal des affaires, la Société a garanti un contrat de crédit-bail pour l'acquisition par un tiers (le « Créancier ») d'équipements de transport pour un montant approximatif de 400 000 $ (4 420 380 pesos Mx) en faveur du prêteur du Créancier. Le contrat de crédit-bail original avait un terme de douze mois à partir de la date de signature en mai 2007, et l'obligation du Créancier est garantie par les équipements de transport. De plus, la Société a avancé 113 600 $ (115 000 $ US) au Créancier. Le Créancier fournit des services de transport en vertu d'un contrat de service conclu avec à la Société. En mars 2008, la Société a été informé que le Créancier était en défaut de paiement de son obligation. La Société n'a aucun lien sur les actifs du Créancier. La Société a conclu une entente avec le Créancier afin de sécuriser le remboursement de l'obligation du Créancier à partir des paiements des charges de transport.

De plus, le 15 avril 2008, le Créancier a signé un billet à ordre en faveur de la Société, au montant de 494 000 $ (500 000 $ US) afin de protéger toute obligation éventuelle de la Société. En date du 24 avril 2008, le montant dû en vertu du contrat de crédit-bail est d'approximativement 170 000 $ (1 920 800 pesos Mx) et représente le risque maximum pour la Société en vertu de cette entente. Le solde de l'avance est d'approximativement 78 100 $ (79 000 $ US). La Société est confiante qu'elle ne subira aucune perte résultant de cette transaction et, par conséquent, aucune provision pour perte éventuelle n'a été enregistrée en regard à cette garantie dans les états financiers consolidés de la Société pour l'exercice terminé le 31 décembre 2007.

La juste valeur de la garantie au moment de la prise en compte initiale a été établie à 15 000 $.

b) La Société a élaboré un programme de dépenses en capital de l'ordre de 350 000 $ afin d'aménager un espace propice à la gestion des résidus miniers à l'usine de Malpaso. Les coûts relatifs à ce programme seront capitalisés lorsqu'ils seront encourus. Conséquemment, au 31 décembre 2007, aucune provision n'a été enregistrée à cet égard dans les comptes créditeurs et charges à payer.

c) En décembre 2006, la Société a signé un bail de cinq ans pour des espaces de bureaux dont le loyer annuel est de 60 000 $.

d) En février 2004, la Société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé au prorata de l'utilisation entre les trois locataires se chiffre à environ 150 000 $. L'engagement annuel de la Société se chiffre à environ 50 000 $. Postérieurement à la fin de l'exercice, la Société et les autres parties concernées ont conclu un accord de sous-location sur la durée restante du bail original.

19 Éventualité

En 2005, une poursuite a été engagée au Mexique par un individu contre la filiale de la Société, Dia Bras Mexicana S. de R.L. de C.V. (« DBM »), pour annuler et révoquer les conventions d'achat de deux concessions minières de la propriété Bolivar, conclues entre DBM et M. Javier Octavio Bencomo Muñoz et Minera Senda de Plata, S.A. de C.V. La Société a déposé sa défense à la suite du dépôt de la poursuite contre DBM sur la base qu'elle avait acquis la propriété de bonne foi et du fait que la capacité juridique du demandeur d'engager une poursuite au nom d'un ancien propriétaire est contestable. La direction et ses conseillers juridiques croient que la poursuite est sans mérite du fait qu'elle est basée sur les perceptions personnelles du requérant concernant les circonstances relatives à l'exécution de cette entente. Par conséquent, la direction est confiante, comme le requérant prétend à l'annulation et à la révocation des contrats d'achat, qu'il n'y aura pas d'incidence néfaste pour DBM. La réussite très improbable de cette poursuite pourrait résulter en une dévaluation de la propriété Mine Bolivar.

20 Chiffres correspondants

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

21 Événements postérieurs à la date du bilan

a) En janvier 2008, la Société a signé une entente de promesse d'achat avec l'État de Chihuahua afin d'acquérir le terrain à l'usine de Malpaso pour un montant total approximatif de 266 787 $ (2 874 144 pesos Mx).

b) En janvier 2008, la Société a conclu un contrat de droit d'achat avec Minera Senda de Plata relativement à la propriété La Chaparrita en contrepartie d'un montant total de 85 000 $ US payable comme suit :

- 14 820 $ (15 000 $ US) à la date de la signature
- 14 820 $ (15 000 $ US) en juillet 2008
- 54 340 $ (55 000 $ US) en janvier 2009

c) En janvier 2008, la Société a conclu un contrat de droit d'achat avec Marina Fernandez relativement à la propriété Bolivar en contrepartie d'un montant total de 85 000 $ US payable comme suit :

- 14 820 $ (15 000 $ US) à la date de la signature
- 14 820 $ (15 000 $ US) en juillet 2008
- 54 340 $ (55 000 $ US) en janvier 2009

d) En février 2008, la Société a signé une convention d'option avec Arnoldo Castañeda Martínez et Consoscio Minero Latinoamericano S.A de C.V. (« Martinez et Minero ») en vertu de laquelle la Société peut acquérir un intérêt de 100 % dans la propriété La Engañosa en effectuant des paiements totaux de 1 249 947 $ (1 265 000 $ US) comme suit :

a) 64 220 $ (65 000 $ US) à la date de la signature;
b) 74 100 $ (75 000 $ US) 6 mois après la date de signature;
c) 74 100 $ (75 000 $ US) 12 mois après la date de signature;
d) 148 200 $(150 000 $ US) 18 mois après la date de signature;
e) 197 600 $(200 000 $ US) 24 mois après la date de signature;
f) 296 400 $ (300 000 $ US) 30 mois après la date de signature;
g) 395 200 $ (400 000 $ US) 36 mois après la date de signature;

et en engageant des dépenses d'exploration de 296 430 $ (300 000 $ US) par année pendant trois ans.

Les paiements de d) à g) (18 mois à 36 mois) peuvent être convertis au gré de Martinez et Minero en actions ordinaires libres de la Société si les actions de la Société transigent à un prix de 1,25 $ et plus. La propriété est sujette à une redevance de 2 % rachetable pendant une période de six ans, à un prix de 1,5 million de dollars plus une royauté annuelle de 47 425 $ (48 000 $ US) après cinq ans.

e) En avril 2008, le conseil d'administration a attribué un total de 330 000 options d'achat d'actions ordinaires de la Société à un administrateur, un directeur et un employé. Les options peuvent être levées à un prix de 0,61 $ jusqu'en avril 2013.

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

THIS MD&A HAS BEEN MODIFIED IN ORDER TO CORRECT THE DATE THEREOF.

1.1 DATE OF MD&A

The MD&A for the year ended December 31, 2007 is as at April 29, 2008.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 2007 HIGHLIGHTS

- The Company obtains a favourable preliminary assessment from an independent engineering firm regarding its Bolivar project indicating a strong internal rate of return and net present value at Bolivar with the construction of a mill on-site;
- Pilot mining at Bolivar generates sales of approximately $24.1 million in 2007 (see results in section 1.4);
- The Company drills a total of 47,001 metres, thereby achieving 94% of its 2007 objective;
- Discovery of a new massive sulphide lens in the Upper Skarn with grades of up to 2.2% Cu and 13.1% Zn at Bolivar mine;
- An additional exploration drilling program generates excellent results at both the Bolivar and Cusi projects;
- The Company processes 127,106 tonnes of material from the Bolivar Mine property, thereby achieving 99% of its objective of 129,000 tonnes for 2007;
- Dia Bras' Malpaso mill increases its operating capacity from 500 tpd to 850 tpd;
- Postponement of pilot mining at Cusi in order to continue metallurgical testing;
- Appointment of Daniel Tellechea as President and CEO.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

NATURE OF ACTIVITIES

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico, with an additional option just recently acquired on a 315 hectare property in the State of Jalisco, Mexico.

Until it is determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought to commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions to start a feasibility study in 2008.

The Bolivar project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua some 250 km (392 km by road of which approximately 305 km are paved) southwest of the city of Chihuahua, the capital of the State of Chihuahua in Northern Mexico, and, more specifically, approximately 10 km southwest of Urique. It includes three groups of exploration properties: the Bolivar, Mezquital, and San José groups, which comprise seventeen mineral concessions that cover approximately 7,460 ha.

The Bolivar Cu-Zn skarn deposit is one of many base and precious metal deposits in the north-northwest trending Sierra Madre Belt and is the most advanced asset of the Company.

In 2005, the Company initiated a pilot-mining program at the Bolivar mine property. The material from the Bolivar mine is transported by truck and railroad to the Company's Malpaso milling facility.

The Cusi project

The history of the Cusihuiriachic silver district extends over three hundred years. The abundance of this precious metal first attracted fortune hunters to Cusi in the late 1600s. The district is located centrally in the province that has helped make Mexico the source of one third of all the silver ever produced in the world. These former mines historically produced high-grade silver but became inactive at a time of plummeting silver prices; most have never been explored at depth, and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The infrastructure in the area of Cusi is excellent and adequate for our needs. The district is located 40 kilometres from our Malpaso mill. Two thirds of that distance is flat paved highway, the rest a flat dirt farm road, resulting in lower transportation costs to our mill. Cusi is also 20 kilometres from Cuauhtemoc, a city of 200,000 citizens and a major farming and industrial center. Cusi owes its origins to the silver mines, so supplies and skilled labour are readily available.

Malpaso mill

The Malpaso mill, situated some 270 km by road and dirt roads from the Bolivar mine, processes material from the Bolivar mine property, where Dia Bras is carrying out pilot mining and produces copper and zinc concentrates.

OVERALL PERFORMANCE-2007

The year 2007 was the first full year in which Dia Bras operated in both the Bolivar and Cusi projects, bringing its development activities to new levels since the Company's arrival in Mexico in 2003.

The Company made significant investments in the Cusi project in 2007 resulting in a decrease of the Company's cash position from $19,704,587 at December 31, 2006 to $6,700,016 at December 31, 2007.

The Company's original forecasts for 2007 included cash flow of $10.0 million from the sale of lead-silver concentrates from the startup of pilot-mining activities. Pilot-mining results did not meet our forecast due to the delay in appropriate metallurgical testing. Additional metallurgical testing is underway, and management is confident that pilot mining will yield appropriate results by the second half of 2008.

EXPLORATION ACTIVITIES DURING 2007

The mandate of our exploration group is to increase the mineral resources on Dia Bras' properties – add new low-cost silver, copper, zinc and lead resources through exploration or acquisition in Mexico.

The 2007 exploration program has opened up some significant new exploration opportunities with considerable upside potential.

During 2007, the Company carried out extensive exploration activities on both Bolivar and Cusi properties to evaluate their economic potential. The core drilling program initiated in February 2007 called for 50,000 metres of drilling to be performed equally between the Cusi and Bolivar projects. Other exploration work included surface and underground mapping, sampling and aerial photo interpretation.

A total of 25,189 metres of drilling was completed at Bolivar and 21,812 metres were drilled at Cusi for a combined total of 47,001 metres, just short of the year's objective, compared with 11,100 metres at Bolivar and 11,700 metres at Cusi for a total of 22,800 metres drilled in 2006. Total exploration expenditures amounted to approximately $5.4 million and $4.2 million, respectively for 2007 and 2006.

a) Bolivar Projects – Exploration

The Bolivar project is covered by different purchase and option agreements:

Bolivar III and IV (Bolivar mine property) option agreement

In 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions in the Bolivar mine entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the fact that DBM acquired the property as a bona fide purchaser as well as in the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Management and its external legal advisors believe the claims are without merit as they are based on the claimant's personal perceptions of the circumstances surrounding the performance of such purchase agreement. Consequently, management is confident that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no adverse effect on DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 19 on contingency in the 2007 year-end audited consolidated financial statements).

Piedras Verdes property

In 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. Option terms were met in 2007, and property titles were transferred to the Company.

San José project

In 2003, the Company entered into an option agreement with El Paso Partners, Ltd. to acquire a cumulative interest of up to 100% in the San José silver and base metal property by incurring exploration expenditures of US$1,638,000 by July 2009 and cumulative option and advance royalty payments of US$324,500.

The Company is currently evaluating the status of this project and its terms of agreement in view of the Company's future development plans. Should the Company decide to abandon this project, related costs and deferred exploration expenses would then be written-off.

Bolivar 2007 exploration program

Mineralization on this property is related to a copper porphyry system. Typically, such systems generate skarn deposits, replacement deposits, breccia pipe deposits and other types of deposits – all of which constitute attractive targets.

Exploration at Bolivar through a pilot-mining program resulted in the identification of feeders for mineralizing fluids and recognition that the major mineralized zones at Bolivar occur in two skarn horizons (the Upper and Lower skarns). The Upper Skarn hosts the high-grade copper-zinc mineralization now being exploited by the Company in the Bolivar mine, and the Lower Skarn hosts copper-iron mineralization.

Exploration efforts in fiscal 2007 focused mainly on the Bolivar Alta Ley and El Gallo sectors and the La Montura trend with three main objectives:

- To further define Upper and Lower Skarn Horizons, from the Bolivar mine to El Gallo, in order to obtain an updated NI43-101 resource definition of the Bolivar area.
- To evaluate the extension of the high-grade targets of the Upper Skarn Horizon and also test the Lower Skarn Horizon north and east of the Bolivar mine. This program will focus on the immediate area of the known mine resource and multiple showings (Bolivar NW, La Increíble, El Gallo, La Montura).
- To demonstrate the tonnage potential of the Bolivar property. This drilling was designed to test the strike extension of the favorable Upper and Lower Skarn Horizons over 2,000 metres of strike length from La Montura to El Val.

During 2007, exploration expenditures in the Bolivar region amounted to approximately $2.7 million. The exploration program reached its drilling target, as a total of 25,188 metres of drilling was completed (16,996 metres from the surface and 8,184 metres from underground) compared with 11,000 metres of drilling in 2006. Surface drilling was conducted at and around the mine site, in the El Gallo and the La Montura sectors, where several exploration successes were accomplished during the year. All underground drilling was performed at Bolivar Alta Ley.

Throughout fiscal year 2007, four surface drill rigs and two underground rigs were in operation at the Bolivar project.

Bolivar Mine Alta Ley area

During fiscal year 2007, 12,883.1 metres were drilled in this area (4,199 from the surface and 8,184 from underground), including 3,899.5 metres during the fourth quarter (1,742 metres from surface and 2,157 metres from underground) which enabled a better definition of the newly discovered resource area.

Excellent results came from the underground drilling of the Selena and San Francisco zones, where the following holes intersected:

(i) 2.02% Cu and 10.84% Zn over 3.3 metres (DB07BM124),

(ii) 8.38% Cu and 4.03% Zn over 3.35 metres (DB07BM122),

(iii) 1.12% Cu and 11.13% Zn (Selena) (DB07BM132),

(iv) 3.90% Zn over 3 metres (San Francisco) (DB07BM133),

(v) 5.3 metres true width of 6.1% Zn in the Upper Skarn horizon but at a vertical depth of more than 300 metres, which consist of one of the deepest Upper Skarn intersections at the project.

El Gallo area

El Gallo is situated some 500 to 800 metres south-southeast of the Bolivar mine Alta Ley area. Following a thorough review in early 2007 of the relationship between the Upper Skarn and Lower Skarn mineralized trends, a drilling program was conducted to estimate resources in both skarn units.

Drilling in the El Gallo area was successful in 2006/2007, having intersected widespread disseminated copper mineralization in the magnetite-bearing Lower Skarn and high-grade zinc in the Upper Skarn. The 2007 drilling program at El Gallo focused on expanding and better defining Inferred Resources in this area.

Almost every drill hole in the El Gallo area intersected both Upper and Lower Skarn type mineralisation, and some of the best results were observed in the following intersections:

(i) 1.2% Cu over 69.3 metres true width (LS) (DB07B225),

(ii) 1.4% Cu over 16 metres true width (DB07B199), and

(iii) 2.4% Cu over 18.3 metres true width (DB07B202, 211, 218).

La Montura trend

In the La Montura area, located almost 2.5 km southeast of the mine area, 4,114 metres were drilled during the year, including 1,632 during the fourth quarter. The drilling objective was to determine if any mineralization could be encountered in this area, as the mapping program of 2006 had identified the favorable Upper and Lower Skarn type horizons.

Drilling in this area resulted in the discovery of a new mineralized unit:

(i) 4.26% Zn over 32.5 metres, including a high-grade section that assayed 13.14% Zn over 7.9 metres (DB07B215);

(ii) More drilling was conducted to establish if there are potential resources;

(iii) 2.0 metres of 7.7% Zn in an Upper Skarn type environment, contained within a much broader mineralized section of some 30 metres (89 to 123 metre core length) (DB07B209).

In addition, drilling conducted in the La Montura trend enabled the identification of further potentially economic material in the Upper and Lower Skarn horizon which could significantly enhance the economic viability of the project.

Resource estimates

A NI43-101-compliant resource evaluation was conducted by Geostat Systems International Inc. ("Geostat") during the third quarter of 2007, and an updated resource estimate was completed for the Bolivar project, as at February 29, 2008.

The new resource estimate has significantly increased from the previous evaluation and is summarized in the table below. (A copy of the resource estimate report by Geostat is available on SEDAR at www.sedar.com.)

Total Resources of the Bolivar Project Calculated, Geostat Systems International Inc., 2008-02-28 *The cutoff grade applied in the Upper and Lower Skarns is 2.5% CuEq* *: Copper equivalent - %CuEq=%Cu+0.5*%Zn+0.33*Au (g/t)+0.0066*Ag (g/t)									
Classification	**Cutoff on the %CuEq LS - US**	**Tonnes**	**SG (t/m³)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% CuEq***
Total Measured	1.00 – 2.50	299,900	3.33	1.11	2.68	0.23	24.30	9.95	2.69
Total Indicated	1.00 – 2.50	645,600	3.32	1.12	2.74	0.18	26.55	8.71	2.73
Measured + Indicated	1.00 – 2.50	945,400	3.34	1.12	2.70	0.20	25.84	9.10	2.72
Total Inferred	1.00 – 2.50	4,056,100	3.28	1.23	0.73	0.24	25.23	14.36	1.84

The table above shows the total resources for the Upper and Lower skarns at various % CuEq cutoff grades. Note that the first set of figures on the left side shows the cutoff grade for the Lower Skarn, and for the Upper Skarn, on the right side of the column. Total resources of the Bolivar Project include those from the Upper and Lower Skarn units in the Alta Ley area, the El Gallo area, the Increíble area, the North West area and the La Montura area.

Resources of the Upper Skarn of the Bolivar Project *The cutoff grade applied in the Upper Skarn is 2.5% CuEq*									
Classification	**Mineralized Areas**	**Tonnes**	**SG (t/m³)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**% CuEq***
Total Measured	All areas	84,000	3.48	1.45	8.12	0.20	32.78	5.29	5.79
Total Indicated	All areas	210,900	3.48	1.31	7.42	0.15	38.64	5.85	5.32
Measured+ Indicated	All areas	294,900	3.48	1.35	7.62	0.16	37.0	5.70	5.45
Total Inferred	All areas	387,900	3.42	1.54	5.64	0.14	44.37	8.84	4.70

Since the resource estimate of September 2007, and notwithstanding the ongoing pilot-mining program, Measured and Indicated resources of the Upper Skarn have remained basically constant while a net increase in Inferred Resources is noted (+100,000 tonnes). Thus, delineation and exploration drilling continue to upgrade both the Inferred resources of the Upper Skarn in Measured and Indicated and discover new high-grade Cu-Zn lenses. This is very important as it impacts directly on the economics of the mine and allows the continuation of mining the higher grade lenses while ongoing drilling and technical work is carried out with the objective of a full feasibility study to be initiated in the second part of 2008. It also allows for an extended mine life of the project at current capacity.

Resources of the Lower Skarn of the Bolivar Project *The cutoff grade applied in the Lower Skarn is 2.5% CuEq*									
Cutoff on the %CuEq	**Classification**	**Tonnes**	**SG (t/m3)**	**Cu %**	**Zn %**	**Au (g/t)**	**Ag (g/t)**	**% Fe**	**CuEq %***
1.00	**Measured+Indicated**	341,300	3.27	1.18	0.12	0.33	22.5	17.2	1.50
	Inferred	3,196,000	3.27	1.22	0.16	0.26	23.2	16.4	1.54
1.25	**Measured+Indicated**	235,400	3.27	1.32	0.13	0.36	23.5	18.3	1.66
	Inferred	2,039,700	3.27	1.41	0.18	0.31	26.7	17.6	1.78
1.50	**Measured+Indicated**	139,000	3.27	1.50	0.14	0.40	24.8	19.1	1.86
	Inferred	1,252,800	3.27	1.63	0.17	0.37	29.8	18.6	2.04

Notes:
1. CIM definitions were followed for the resource estimate.
2. A minimum width of 2 metres was used for a mineralized zone.
3. Densities of mineralized rock are indicated in the tables.

Price assumptions used for the CuEq calculation are (US$): Cu 2.00/lb., Zn 1.00/lb., Ag 10.00/oz, Au 500.00/oz.

Furthermore, the Company received a Preliminary Economic Assessment Study dated November 2007 and concluded that the project proves economical with the construction of a 500 tonne- or 1000-tonne-per-day maximum capacity mill. [(1)]A copy of the study is available on SEDAR at www.sedar.com.

[(1)] *Readers are cautioned that Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, as part of a preliminary assessment, and for the economic part of this preliminary assessment, inferred resources can be included. Some mining dilution has been added. However, and due to the preliminary nature of the report, there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability.*

Bolivar 2008 exploration program

A budget of US$2.5 million is forecast in 2008, and exploration efforts will be focused in three areas with a view to accelerate the feasibility study.

Bolivar – Alta Ley

Drilling will be focused on increasing the measured and indicated resources at the Bolivar mine Alta Ley area, especially within the Titanic and Selena massive sulphide lenses, and along the Fernandez Trend. 10,000 metres of core diamond drilling (surface and underground) are planned in this area.

Bolivar – El Gallo

A further 5,000 metres of drilling is planned in this area to: 1) enable the upgrade of some of the Inferred Resources of the El Gallo Lower Skarn to Measured and Indicated; and 2) further increase the total tonnage of the Upper and Lower Skarn Horizons of this prospect.

Bolivar - Exploration drilling

An exploration drilling program of 5,000 metres will allow the Company to demonstrate the bulk volume potential of the Bolivar property. This drilling will be dedicated to evaluate the strike extension of the favorable Upper and Lower skarn horizons over 2,000 metres of strike length along the La Montura trend where 32.5 metres averaging 4.26% Zn have been intersected at La Narizona prospect.

Bolivar Mine pilot-mining program

During 2007, the Company continued its pilot-mining program at the Bolivar Mine property. This program will be run until an economic assessment of the overall Bolivar project is produced. Since 2005, the program generates interim cash flows which are used in the operations of the Company and the development of its assets.

In 2007, despite the increased volume of material processed, the program generated sales of $24.1 million compared with $35.6 million in 2006. This sales decrease is explained by a combination of factors:

- Lower grades of material mined at Bolivar, mostly in the first and second quarters of 2007. In 2007, average grades mined and processed were 7.07% for zinc and 1.52% for copper compared with 10.63% and 2.03%, respectively, in 2006;
- The decline in the value of the U.S. dollar in 2007 compared to the Canadian dollar (yearly average decrease of 15.2% compared to 2006).

Average market prices of zinc were comparable with those of 2006 (US$1.47/lb. in 2007 – US$1.44/lb. in 2006) whereas the average price of copper was higher than in 2006 (US$3.23/lb. in 2007 – US$3.02/lb. in 2006). However, while during the last six months of 2007 the level of production was increasing, both metal market prices were declining, which affected total sales.

In 2007, pilot-mining direct operating cash costs increased due to increases in the tonnage of material being transported from the Bolivar site and processed at the Company's Malpaso milling facility, the transport costs attributable to the inconsistent availability of railroad services, and fuel. Costs per tonne milled remained constant with last year.

During the last six months of 2007, the market price of zinc declined by 34.1% from an average price of $1.61/lb. in July to $1.06/lb. in December, and the price of copper, by 17.4% from an average price of $3.62/lb. in July to $2.99/lb. in December. This decline also impacted negatively the year-end final settlement provision (see section 1.6). As at December 31, 2007, 10.2 million payable lbs. of zinc and 3.5 million payable lbs. of copper remained open for future final settlement representing an estimated payable provision of $2,416,854 as at that date.

A summary of comparative statistics for 2007 and 2006 is shown in the table below.

Key statistics from the Bolivar pilot-mining program in 2007 and 2006, and 2008 forecast (1) (3)

	2008 Forecast	2007	2006	% Variation 2007 over 2006
Tonnes processed	144,000	127,106	96,575	31.6
Grade zinc	8.0%	7.07%	10.63%	(33.4)
Grade copper	1.4%	1.52%	2.03%	(25.1)
Zn recovery	88.0%	86.49%	91.90%	(5.8)
Cu recovery	82.0%	81.66%	80.59%	1.3
Average price zinc per pound, US$	$1.00	$1.47	$1.44	2.1
Average price copper per pound, US$	$2.80	$3.23	$3.02	7.0
Total production of zinc (lbs.)	22.3 M	17.13 M	20.90 M	18.0
Total production of copper (lbs.)	3.6 M	3.53 M	3.51 M	0.5
(in US$ millions)				
Total net smelter production value(2) (3)	$24.0 M	$26.4 M	$26.8 M	(1.5)
Operating cash costs (including development) (2) (3)	$14.1 M	$15.0 M	$11.5 M	30.4
Direct operating cash margin (FOB Malpaso Mill) (2) (3)	$9.9 M	$11.4 M	$15.3 M	(25.4)
(in US$ / DMT)				
Operating cash costs/DMT (including development) (2) (3)	$98.00	$118.18	$118.56	nil

(1)It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions in order to start a feasibility study in 2008.

(2)Non-GAAP measures: The Company reports net smelter production value, operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(3)Before amortization

The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrates from a pilot-mining program is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the property.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

b) Cusi Project

The Cusi project is subject to different purchase and option agreements all entered into in 2006.

Minera Cusi agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$2,000,000 has been paid as of April 2008. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. The other terms of the original option agreement with regard to the NSR remain unchanged.

Villalobos and Rodriguez purchase agreement

In 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire properties (La Marisa and La India) covering 21.08 hectares. The properties are subject to a 1.5% NSR of up to a maximum of US$1,500,000 in favour of Villalobos and Rodriguez with a US$1,000,000 buy-back option.

Pershimco option agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. As at December 31, 2007, the Company had earned a 50% interest in the project. Transfer of title remains in process. The Company and Pershimco are currently negotiating the terms of a joint venture agreement.

Holguin Aragonez purchase agreement

In 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire mining concessions covering 1,676 hectares. The properties are subject to a 1.5% NSR up to a maximum of US$1,500,000 in favour of Holguin with US$1,000,000 buy-back option.

As of this date, the majority of the mining concessions have been registered in the Company's name and some are currently in the process of registration.

Cusi project

Dia Bras acquired in May-June 2006 the Cusihuiriachic (Cusi) silver district in Chihuahua State, 125 km west of the city of Chihuahua and 40 km from the Malpaso mill. The acquired properties cover more than 10,000 hectares, including 12 former mines that historically produced high-grade silver. This region is very promising and the potential of these former mines at depth has never been explored.

The acquisitions include approximately 70 mining lots that were acquired through different transactions with Mexican families, one Mexican private company, one Canadian public company and also by claiming open ground.

Silver mineralization occurs in vertical quartz-veined breccia zones of epithermal origin, and silver and base metal sulphides enrichment are found at depth. At least nine mineralized structures of vein/stockwork and breccia types, each ranging from 500 metres to 2,000 metres in some places, and up to 50 metres in width, were exploited by previous operators.

Cusi 2007 exploration program

The objectives of the 2007 exploration program were threefold: to test the downdip and strike extension of the silver veins in some of these mines; to define sufficient mineralization to initiate a resource estimate and to identify new targets in the area of interest – the northwestern area of the Cusi silver district.

During 2007, exploration expenditures in the Cusi camp amounted to approximately $2.7 million.

A total of 21,800 metres of drilling was completed (20,115 metres from the surface and 1,697 metres from underground) compared with 11,700 metres of drilling in 2006 (5,500 were drilled at San Miguel-La Bamba and the rest equally split between Santa Edwiges and La India).

During fiscal year 2007, four surface drill rigs were in operation in the Cusi Camp, and one underground rig was purchased in the third quarter to start underground drilling at Santa Edwiges.

Due to the size of the property and the high number of potential targets, the Company decided to concentrate its efforts on four interconnecting former mines out of twelve situated in the NW area of the property. Most of the drilling has been aimed at discovering and defining mineralized structural trends and veins within two major sectors of the Cusi Project — Santa Edwiges and Promontorio, both historical producers.

Santa Edwiges sector (refer to the Minera Cusi option agreement)

The Santa Edwiges–San Antonio–San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb, Zn, Cu) of a zoned, low-sulphidation epithermal vein. This middle portion of the vein transits upwards to the upper precious metal (Au, Ag) portion of the vein.

In the Santa Edwiges-San Antonio -San Marina sector, 9,743 metres of drilling was conducted throughout 2007, including 2,592 in the Santa Edwiges structures in the fourth quarter.

Furthermore, an exploration drilling program to test the 100- to 300-metre vertical level was undertaken to search for recorded resources which are shown on old longitudinal sections of the San Marina mine which would have been left behind by the previous owner.

Work performed at Santa Edwiges involved some mining development to allow for underground drilling and mapping in order to improve overall comprehension on the control of this structurally complex mineralized structure.

In excess of 800 metres of drifts were developed and over 10,000 tonnes of material was extracted and sent to the Malpaso milling facility for bulk sampling.

Some of the best drill-hole intersections in this area during the fourth quarter included results from the:

(i) Santa Marina structure which included an interval of 0.4g/t Au, 269 g/t Ag, 0.1% Cu, 3.7% Pb and 5.3% Zn over 2.5 metres true width (DC07B139);

(ii) Santa Edwiges structure which included an interval grading 2.1 g/t Au, 187 g/t Ag, 1.1% Pb and 0.6% Zn over a true width of 2.0 metres (DC07B143).

Promontorio Mine (refer to the Minera Cusi option agreement)

Mineralization at Promontorio is associated with fracture-filled, low-sulphidation veins with high precious-metal grades, typical of a high-level epithermal system.

In the Promontorio Mine sector, a series of NW-SE veins are mineralised. These veins are labelled from A to K. The A vein (Veta A) dips NE while the other veins (from B to K) dip SW. The Veta A is the most important mineralised system and contains some of the non NI43-101-compliant historical resources reported in the press release of May 8, 2007.

Work performed at the Promontorio Mine consisted in underground development as well as exploration and definition drilling for a first NI43-101 resource evaluation. The Promontorio Mine has been dewatering to access to the 5th and 7th levels of the mine. A ramp has been developed to access some of the better defined targets, in the El Gallo Vein and Promontorio Level 7 where a significant amount of unmined silver mineralized rock has been left by the previous owner. Furthermore, a geological compilation of historical data has been undertaken to rapidly develop drill targets in the mine area.

Some 42 drill holes representing 6,645 metres of diamond core drilling have been performed through the year. In the fourth quarter, 2,692 metres and 19 drill holes were completed.

Some of the best results from this area are from the:

Promontorio Mine sector:

(i) 1.5 metre of 8,310 g/t Ag within 9.0 metres of 1,651 g/t Ag (DC07B101);

(ii) 2.1 metres true width of 0.16g/t Au, 333 g/t Ag with trace sulphide (DC07B132);

(iii) 3.7 metres true width of 0.1 g/t Au, 704 g/t Ag, 0.2% Cu, 1.2% Pb and 1.0% Zn (DC07B151);

El Gallo sector:

(iv) 290 g/t Ag with trace Pb and Zn over a true width of 2.3 metres (DC07B142);

(v) 195 g/t Ag over a true width of 8.5 metres (DC07B146).

Regional mapping

The regional geological mapping program revealed the presence of a number of gold-silver targets in the northwestern and central parts of the Cusi property. During 2007, the Company reported unusually high gold sample assays on the Gloria, Milagro and San Nicolas Tiro structures.

In total, some 115 samples were taken for geochemical analysis in the course of the regional mapping program. A review of this data prompted the Company to start a detailed mapping and sampling program in the area. The mineralization is hosted in a number of N-S structures, of variable width, the most important of which is the La Minerva system.

The southern extremity of the Minerva structure (N-S) intersects or deviates at another major system known as the Gloria structure (NE-SW). A total of 585 samples were taken during this detailed mapping program.

All samples were taken on the surface from the mineralized structures, and some of the best results include 1.46 g/t Au with 3,490 g/t Ag, 4.6 g/t Au with 1,530 g/t Ag, 2.49 g/t Au with 794 g/t Ag, 5.51 g/t Au with 719 g/t Ag in the Minerva area.

The high gold and silver contents are accompanied by low contents of lead, zinc and copper, which indicate that this vein system is high in the precious metal zone. This is very promising with respect to the amount of mineralized rock that could occur in these structures and others like them in the immediate vicinity. This area has received limited exploration in the past and has never been drilled.

An exploration drilling program is planned for the beginning of 2008 to follow up on these excellent results.

Cusi development

20,000 tonnes of material from various accessible mineralized zones at Cusi were processed at the Malpaso mill, but recovery was too low to warrant the economic sale of concentrates, especially from the oxide and transition zones (mixed oxide and sulphide zones). Metallurgical testing will continue during 2008 for the sulphides zones.

Cusi 2008 exploration program

A budget of US$2.5 million is forecasted for 2008. Activities will be focused on metallurgical testing with the objective of improving metal recovery, especially for the material from the transition zones (mixed oxides and sulphides) and sulphide zones to a commercial level to allow the start-up of the pilot-mining program.

Some 15,000 metres of drilling are planned at Cusi to further define the resources at Santa Edwiges and Promontorio, as well as to evaluate, by drilling, the potential of the Minerva area discovered during the surface mapping program. The Company intends to drill some 2,000 metres in this area to evaluate the potential of this sector. A first NI43-101 resource estimate will be initiated, and results are expected shortly.

Furthermore, Dia Bras plans to initiate a surface mapping and sampling program at the La Reina prospect, situated in the southeastern area of the Cusi property. This area has seen limited work in the past. This area of interest is considered to hold some of the highest silver grades of the Cusi camp.

1.5 Selected Annual Information

	Year ended December 31, 2007	**Year ended December 31, 2006**	**Year ended December 31, 2005**
	$	**$**	**$**
Sales of concentrates [(i)]	24,056,537	35,588,838	5,562,402
Write-off of mining assets	1,199,891	280,117	615,658
Loss	9,183,699	1,913,016	2,096,165
Loss per share (basic and diluted)	0.08	0.02	0.04
Total assets	46,891,467	52,750,931	25,420,216

[(i)]In accordance with the Company's accounting policy, revenue from the sales of concentrates from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

1.6 Results of Operations

During the year ended December 31, 2007, the Company incurred a loss of $9,183,699 ($0.08 per share) compared with a loss of $1,913,016 ($0.02 per share) for 2006.

The increase in the yearly loss is explained as follows:

Income

Interest income amounted to $508,750 ($277,440 in 2006) due to a higher average level of cash on hand during the year compared to 2006 and increased interest rates.

Expenses

Total administrative expenses amounted to $2,181,129 in 2007 compared with $1,595,474 in 2006. This cumulative increase is explained by higher salaries and workers compensation costs, increased office expenses related to the moving of head office premises, and higher network and communication project expenses. In 2007, the Company recorded directors' fees amounting to $75,250 (nil in 2006). Also during the last quarter, changes in management and other restructuring measures resulted in increased costs amounting to approximately $237,500 for which a termination payment provision of $187,500 is included in accounts payable and accrued liabilities as at year-end. Business development and other corporate expenses, included in administrative expenses were consistent with those of 2006.

During the year, following the adoption as of January 1, 2007 of the new accounting principles related to financial instruments, the Company recorded a loss of $3,395,514 (nil in 2006) on the variation in value of financial instruments (embedded derivative included in the Company's concentrate sales agreements) which was reflected in the final settlement billings and estimated provision. This loss was in majority incurred during the last quarter (see section 1.7) as metal prices suffered a significant drop mostly in November and December. Prior to January 1, 2007, any changes in value at the final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. Since the Company was applying the amount of its sales of concentrates against the costs of deferred exploration expenses before commencement of commercial production, those changes did not have, in 2006, any effect on the results of operations.

At the beginning of the year, also following the new rules related to financial instruments, the Company adjusted, at fair market value, the investment in Pershimco Resources Inc. (see section 1.14) thus increasing its value by $399,500. During the year, the Company recorded a loss on change in value of the temporary investment in Pershimco Resources Inc. of $413,601 after Pershimco released information concerning the sudden abandonment of its option on the Las Minitas project. This news, together with the volatile market, impacted negatively the Pershimco market share value, which has not recovered since. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

During the year, the Company recorded a stock-based compensation non-cash cost of $1,033,646 related to the grant of 2,515,000 entirely vested options. The majority of these options were granted when the Company's stock price was near its highest level in 2007 resulting in a higher cost per individual option. The average exercise price of options granted in 2007 was $1.10. In 2006, stock-based compensation costs amounted to $694,846 (4,700,000 options granted).

In 2007, the Company recorded a loss on currency exchange of $1,059,206 due to the devaluation of the U.S. dollar (15.2%) and the Mexican peso (5.1%) against the Canadian dollar (gain of $289,784 in 2006). This loss is mainly attributable to the conversion into Canadian dollars of the outstanding final settlement provision and the monetary assets and liabilities in Mexico.

During the year, the Company decided to abandon the Promontorio project (Sierra Madre region) due to difficult mineral content and unsatisfactory results. Consequently, all accumulated costs and deferred exploration expenses on the property, amounting to $1,199,891, were written off during the second quarter. In 2006, write-offs amounted to $280,117 and included mainly the Magistral property (Promontorio project).

During 2006, the Company wrote off the deferred cost-advance on royalty payment of $350,000 since it had no further plans to use the Nichromet technology.

The loss includes amortization of property, plant and equipment in the amount of $64,231 which represents the amortization of office furniture, computer equipment and leasehold improvements of the Montreal office premises.

1.7 Summary of Quarterly Results

Quarter ended	Loss	Basic and diluted loss per share
	$	$
December 31, 2007	3,678,927	0.03
September 30, 2007	1,885,151	0.02
June 30, 2007	2,196,390	0.02
March 31, 2007	1,423,231	0.01
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01

1.8 Fourth quarter results

During the fourth quarter of 2007, the Company incurred a loss of $3,678,927 compared with a loss of $417,065 in 2006 which is mainly attributable to the variation of zinc and copper market prices as described below.

Income

During the fourth quarter of 2007, interest income amounted to $69,787 (cumulative $508,750) ($117,962 and a cumulative $277,440 for the corresponding 2006 period). Interest income has decreased from the third quarter of 2007, due to a reduction in the level of cash on hand.

Expenses

The fourth quarter loss includes a $2,401,055 loss on variation of commodity market prices and assay adjustment caused by the important decrease in the average market prices of zinc (17.7%) and copper (13.8%) which impacted negatively on the valuation of the final settlement provision of open shipments. The Company also incurred a loss on currency exchange of $50,709 as the U.S. dollar lost 2.5% over the Canadian dollar during the quarter. This loss is mainly attributable to the conversion value of the outstanding shipments final settlement provision into Canadian dollars and of the conversion of monetary assets and liabilities in Mexico.

The Company recorded, during the quarter, a non monetary loss on change in value of the temporary investment of $337,101 in reference to the drop in market price of the Pershimco Resources Inc. common shares (see section 1.6).

Administrative costs amounted to $823,411 and include costs related to changes in management and other restructuring measures resulting in costs amounting to approximately $237,500 for which a termination payment provision of $187,500 is included in accounts payable and accrued liabilities as at year-end. During the quarter, a provision for workers' compensation costs was recorded in the amount of $142,853.

1.9 LIQUIDITY AND WORKING CAPITAL

The Company made significant investments in the Cusi project in 2007 resulting in a decrease of the Company's cash position from $19,704,587 as at December 31, 2006 to $6,700,016 as at December 31, 2007.

As at December 31, 2007, the Company's working capital amounted to $6,137,120 including $6,700,016 in cash and cash equivalents compared with $27,735,607 as at December 31, 2006, including $19,704,587 in cash and cash equivalents.

Decrease in working capital is also due to the devaluation by 15.2% of the U.S. dollar and by 5.1% of the Mexican peso against the Canadian dollar compared to last year which affected mainly cash, accounts receivable and the final settlement provision value.

The liquidity and working capital are sufficient to meet the current liabilities and to support operations for the next twelve months.

As at December 31, 2007, sales tax and other receivables amounted to $1,609,506 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable Value Added Tax credits or IVA. During the year, the Company recovered IVA receivable from 2005 in the amount of approximately $350,000 and, as of this date still two months from 2005 remain receivable in the approximate amount of approximately $170,000. To date, all of the 2007 IVA reimbursement filings have been recovered. Income taxes receivable in the amount of $722,515 (nil in 2006) represent provisional tax instalments receivable from the Mexican tax authorities. As at December 31, 2007, no allowance was taken with respect to any of the amounts receivable.

As at December 31, 2007, accounts payable and accrued liabilities amounted to $2,254,123 ($830,978 as at December 31, 2006) and are comprised of the above mentioned provision (see 1.8) and normal business transactions.

As at December 31, 2007, the Company has a net payable position of $1,368,164 with MRI Trading resulting from a reduction of metal prices in November and December 2007 (receivable of $3,347,046 as at December 31, 2006) which has been disclosed separately as trade payables. The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

1.10 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property thereby providing a source of income through the sales of concentrates, the Company is not considered as being at the commercial production stage.

The Company's current near-term plans include the following elements:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Exploration:

 (a) Block measured and indicated resources to reserves,

 (b) Identify new mineral resources,

 (c) Regional exploration adjacent to the Bolivar Mine property and Santa Edwiges (Cusi) sector;

(3) Mine development;

(4) Corporate activities: to continue to identify and assess property and corporate acquisition or business combination opportunities to increase shareholder value.

The Company will continue to reassess on an ongoing basis the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, Management will continually assess its capital requirements that may entail accessing capital markets.

During 2007, the Company did not complete any private placement. A total of 824,000 stock options and 996,364 broker compensation options were exercised raising respectively $492,000 and $996,364.

The pilot-mining program at Bolivar generated sales of approximately $24.1 million during the 2007 compared with $35.6 million in 2006. Sales forecasts for 2008 at Bolivar are estimated at $24.0 million (see section 1.4).

During the year, the Company invested $30.0 million in costs and deferred exploration expenses and capital expenditures.

Long term debt

Following the new agreement entered into with Minera Cusi in April 2008 (see 1.4), the Company has an obligation of US$2,560,000 including US$2,060,000 payable in 2009.

Capital expenditures, development and property payments

In 2007, the Company incurred capital expenditures in Mexico amounting to approximately $6.4 million which consisted mainly in the expansion and improvement of the Malpaso mill facility and the purchase of additional (jumbos and scoops) mining and exploration equipment for the Cusi project.

With the purchase of a 5-yard scoop in Q1-2008, the Company has the necessary equipment to accomplish its 2008 exploration program along with the expected mining and development activities on both Cusi and Bolivar projects. Other capital expenditures in 2008 will be limited to plant optimization, investment in an environmental capital expenditure program at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1 million.

1.11 Financial Commitments

The Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012; and

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been sub-leased until the end of the lease; and

(c) In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing
- US$15,000 in July 2008
- US$55,000 in January 2009

(d) In January 2008, the Company entered into a right purchase agreement with Marina Fernandez regarding the Bolivar property for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing
- US$15,000 in July 2008
- US$55,000 in January 2009

(e) In January 2008, the Company entered into a promise to purchase agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,143).

(f) In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consoscio Minero Latinoamericano, S.A. de C.V. whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 as follows:

a. US$65,000 at the date of signing,
b. US$75,000 after 6 months from signing,
c. US$75,000 after 12 months from signing,
d. US$150,000 after 18 months from signing,
e. US$200,000 after 24 months from signing,
f. US$300,000 after 30 months from signing,
g. US$400,000 after 36 months from signing,

and incurring minimum exploration expenditures of US$300,000 per year over the same three-year period.

The payments from d) to g) (18 months to 36 months) could be converted into free-trading common shares of the Company if the share trades at or higher than $1.25 at their option. The property is subject to a 2% NSR which can be bought back for US$1.5 million over a period of 6 years, plus minimum annual royalties of US$48,000 after 5 years.

(g) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the borrower signed a promissory note in favor of the Company in the amount of US$500,000 to secure any potential obligation for the Company. As of April 24, 2008, the amount due pursuant to the financial lease is approximately $170,000 (MX 1,920,800) and represents the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately US$79,000. The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at December 31, 2007.

The fair value of the guarantee at initial recognition is approximately $15,000.

(h) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at December 31, 2007, no provision is recorded in accounts payable and accrued liabilities.

In addition, for the Company to exercise its various options on the mining properties, the option payments and exploration expenses will be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	193,278	859,473	1,052,751
2009	392,730	716,300	1,109.030
2010	494,000	296,400	790,400
2011	395,200	-	395,200

1.12 OFF-BALANCE

The Company did not enter into any off-balance sheet arrangement other than the one indicated in section 1.11 (h).

1.13 RELATED PARTY TRANSACTIONS

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

1.14 NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", Section 3855 "Financial instruments-Recognition and Measurement", and Section 1506 "Accounting Changes".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income. This standard did not have any effect on the Company's consolidated financial statements.

Section 3251 "Equity"

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, including the changes in equity for the period arising from other comprehensive income. Accumulated changes in other comprehensive income are included in accumulated other comprehensive income and are presented as a separate component of shareholders' equity. This standard did not have any effect on the Company's consolidated financial statements.

Section 3865 "Hedges"

Section 3865 expands the guidelines found in Accounting Guideline 13 "Hedging Relationships" and describes when and how hedge accounting can be applied as well as the disclosure requirements. As at December 31, 2007, the Company had no hedges.

Section 3855 "Financial Instruments-Recognition and Measurement"

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This section requires that:

(i) all financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held-for-trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

(ii) all financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method.

(iii) all derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Impact upon adoption of Section 3855

The primary impact on the consolidated financial statements resulting from the adoption of Section 3855 is as follows:

(a) The Company's investments in marketable securities are classified as held for trading and are measured at fair value. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(b) The Company's investments in warrants are derivative instruments and classified as held for trading and are measured at fair value. During 2007, any change in fair value between balance sheet dates was recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

(c) The Company has recorded the following transition adjustments in its consolidated financial statements as at January 1, 2007, resulting from the adoption of Section 3855 (note 6):

  (i) An increase of $399,500 in temporary investments, representing a fair value adjustment of marketable securities and warrants.

  (ii) A decrease of $399,500 in deficit representing the faire value adjustment to the value of marketable securities and warrants net of Canadian taxes of nil. The Company elected to use April 1, 2003 as the transition date for embedded derivatives.

(d) Sales of concentrates: Effective January 1, 2007, final settlement billing adjustments are recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit instead of an adjustment to sales of concentrates which, before commencement of commercial production, are recorded as a reduction of the related deferred exploration expenses.

Variation in the final settlement provision value due to commodity market price and exchange rate changes at each balance sheet date is also recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 1, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments will be required.

Section 1506 "Accounting Changes"

Effective January 1, 2007, the Company adopted the revised CICA Section 1506 "Accounting Changes", which requires that (a) a voluntary change in accounting principles can be made if the changes result in reliable and more relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Accounting standards issued but not yet adopted

The CICA has issued the following new Handbook Sections and/or new recommendations which will be adopted by the Company on January 1, 2008:

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation". The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031 "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized. The new accounting standard and any consequential amendments will be effective for the Company beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

1.15 <u>Critical Accounting Policies</u>

Financial Instruments – Recognition and Measurement

Refer to section 1.14 above.

This represents a critical accounting policy since it has an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate are recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. Prior to January 1, 2007, change in value was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company's accounting policy.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development in an area of interest over a period of three consecutive years or results from exploration work not warranting further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Loss and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations, Comprehensive Loss and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

1.16 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Other than the temporary investments and the guaranty (refer to note 1.11 (g)), the Company does not use financial or other instruments, however management considers that an embedded derivative is included in the Company's concentrate sales agreements.

1.17 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

- actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
- mining dilution;
- ramp wall failures or cave-ins;
- ventilation and adverse temperature levels underground;
- industrial accidents;
- equipment failures;
- natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
- encounter of unusual or unexpected geological conditions;
- changes in power costs and potential power shortages;
- shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; and
- restrictions imposed by government agencies.

Land title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to note 8 and 19 of the December 31, 2007 year end audited consolidated financial statements).

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in base and precious metal prices, since final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's trade receivables (payables) and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 OUTLOOK

2008 OBJECTIVES

- Aggressive exploration program to expand and upgrade existing resources at Bolivar;
- Continue exploration and metallurgical testing at Cusi to establish initial resource estimate and start up pilot mining;
- Initiate a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
- Evaluate the full potential of the newly acquired property – La Engañosa;
- Process 144,000 tonnes of material from Bolivar at average grades of 1.4% Cu and 8.0% Zn for a production value of US$24 million;
- Blue sky exploration outside Bolivar and Cusi mining areas;
- Cost improvement program in all areas of the Company.

The Company has planned a $5.0 million exploration program for 2008 that will partially be financed from the cash flow generated by the Bolivar pilot-mining program. The program will include a total of 35,000 metres of exploration drilling at both the Bolivar and Cusi projects.

The Company obtained a positive recommendation from the NI43-101 preliminary assessment report from Geostat International and will pursue its plan of action in terms of exploration commitment, to bring the Bolivar project to the next level in view of an eventual commercial production status.

The program at Bolivar is run with the objective of accelerating the feasibility study. The view of assessing the construction of a mill on-site at Bolivar as been addressed by the Company since the acquisition of the property and the inception of pilot-mining activities in 2005; 2008 will be very important for achieving that goal.

Drilling will be focused on increasing the measured and indicated resources at the Bolivar Alta Ley section especially within the Titanic and Selena massive sulphide lenses and along the Fernandez trend where a total of 10,000 metres is planned.

Another 5,000 metres of exploration drilling is planned to demonstrate the bulk volume potential of the Bolivar property with the objective of evaluating the strike extension of the favourable Upper and Lower skarn horizons along La Montura trend.

1.19 CONTROLS AND PROCEDURES

Internal control over financial information

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

As at December 31, 2007, the Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's design and implementation of controls over financial reporting.

Based on the review of its internal control it was determined that a weakness existed in the design of internal control over financial reporting in relation to:

- Cut-off procedures regarding transport: Specific control will be implemented to ensure that provision for unbilled services are properly recorded;
- Sales valuation process: New procedures have been implemented in order to ensure the use of appropriate forward prices at the date of sales recognition.

During 2007, the Company hired a new employee to review, among others, calculations of deferred income taxes in Mexico. This significant change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2007 has materially affected the Company's internal control over financial reporting pertaining to the determination of the current and future income tax provisions of the Company.

Disclosure controls

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls as of December 31, 2007. They concluded to a weakness in the design of the controls and procedures relative to the flow of communication regarding commitments concerning the Mexican subsidiary. Consequently, additional controls have been implemented to ensure the transmission and full disclosure of any material commitment agreement by the subsidiary. All managers will be asked to complete and sign a report, on a monthly basis, listing all the agreements or commitments involving the Company during the reporting period of which they have knowledge.

1.20 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2007 Total $	For the year ended December 31, 2006 Total $
Balance – Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	305,370	1,140,646	-	1,446,016	3,491,849
Sampling	980,021	1,194,001	-	2,174,022	393,403
Geology consulting and management	745,555	597,724	-	1,343,279	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	5,079,736	4,185,595	-	9,265,331	5,863,818
Pilot milling and metallurgy testing	4,404,805	726,934	-	5,131,739	3,538,455
Supervision and local administrative costs	624,334	313,645	1,652	939,631	1,341,295
Transportation costs	9,438,703	560,724	-	9,999,427	6,969,213
Roads	12,417	133,305	-	145,722	15,993
Camp costs	1,777,742	1,039,662	-	2,817,404	1,430,355
Capitalized amortization of exploration buildings and equipment	2,739,746	786,545	146	3,526,437	1,686,739
Stock-based compensation costs	573,794	198,941	163	772,898	1,001,173
	26,682,223	10,877,722	1,961	37,561,906	27,100,988
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(1,199,891)	(1,199,891)	(147,635)
Sales of concentrate	(24,056,537)	-	-	(24,056,537)	(35,588,838)
	2,625,686	10,877,722	(1,197,930)	12,305,478	(8,635,485)
Transfer to (from) excess cost recovery – pilot mining	(2,506,851)	-	-	(2,506,851)	6,770,293
	118,835	10,877,722	(1,197,930)	9,798,627	(1,865,192)
Balance – End of period	3,404,627	18,066,155	-	21,470,782	11,672,155

(ii) **NATIONAL INSTRUMENT 51-102 – SECTION 5.4**

Disclosure of outstanding securities as at April 29, 2008

Common shares: 111,501,269

Options outstanding: 10,518,333

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,313,333	0.30	September 2010
125,000	0.22	September 2010
2,455,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

OFFICERS

Thomas L. Robyn
Chairman

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS
exploration

EXPLORATION DIA BRAS INC.

(UNE SOCIÉTÉ AU STADE DE L'EXPLORATION)

RAPPORT DE GESTION

Pour l'exercice terminé le 31 décembre 2007

RAPPORT DE GESTION

Le présent rapport de gestion est conforme à la règle 51-102A des autorités canadiennes en valeurs mobilières en matière d'information continue pour les émetteurs assujettis. Il constitue un complément et un supplément aux états financiers consolidés vérifiés pour l'exercice terminé le 31 décembre 2007 et devrait être lu conjointement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la Société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois. Sauf indication contraire, toutes les valeurs monétaires divulguées dans ce rapport de gestion sont présentées en dollars canadiens.

1.1 DATE DU RAPPORT DE GESTION

Le rapport de gestion pour l'exercice terminé le 31 décembre 2007 est daté du 29 avril 2008.

1.2 DIVULGATION D'INFORMATIONS PROSPECTIVES

Le rapport de gestion contient des énoncés prospectifs qui reflètent, à la date du rapport de gestion, les attentes, estimations et projections de la Société quant à ses opérations, à l'industrie minière en général et à l'environnement économique dans lequel elle évolue. Tout en étant raisonnables, ces énoncés comportent un certain élément de risque et d'incertitude de sorte qu'il n'y a aucune garantie qu'ils seront réalisés. Par conséquent, les résultats réels peuvent varier de façon importante de ceux mentionnés ou prévus dans ces énoncés prospectifs, et le lecteur ne devrait pas leur accorder une confiance exagérée.

1.3 FAITS SAILLANTS DE L'EXERCICE 2007

- Évaluation préliminaire favorable par une firme d'ingénierie indépendante du projet Bolivar indiquant un taux de rendement interne élevé et une importante valeur actualisée nette pour Bolivar avec la construction d'une usine sur le site;
- Ventes d'environ 24,1 millions de dollars en 2007 dans le cadre du programme d'exploitation pilote à Bolivar (se reporter à la section 1.4 pour les résultats);
- 47 001 mètres de forage, soit 94 % de l'objectif pour 2007;
- Découverte de nouvelles lentilles de sulfure massif dans le skarn supérieur avec des teneurs atteignant 2,2 % Cu et 13,1 % Zn à la propriété Mine Bolivar;
- Excellents résultats d'un programme de forage d'exploration additionnel sur les deux projets, Bolivar et Cusi;
- Traitement de 127 106 tonnes de matériel provenant de la propriété Mine Bolivar, soit 99 % de l'objectif de 129 000 tonnes pour 2007;
- Augmentation de la capacité d'usinage de l'usine Malpaso de 500 à 850 tpj;
- Report du programme d'exploitation pilote de Cusi afin de poursuivre les essais métallurgiques;
- Nomination de Daniel Tellechea à titre de président et chef de la direction.

1.4 NATURE DES ACTIVITÉS ET PERFORMANCE GLOBALE

NATURE DES ACTIVITÉS

Exploration Dia Bras inc. (la « Société ») est une société au stade d'exploration qui détient des droits et options sur quelque 20 propriétés couvrant plus de 15 000 hectares dans l'État de Chihuahua au Mexique, en plus d'une option récemment acquise sur une propriété de 315 hectares dans l'État de Jalisco au Mexique.

Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité économique de ces propriétés minières n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents est tributaire de la découverte de réserves et de ressources pouvant être exploitées de façon rentable, de la confirmation des intérêts de la Société dans les claims miniers sous-jacents, de l'obtention des permis requis, de la capacité de la Société d'obtenir le financement nécessaire au développement et à la construction d'usines de traitement ainsi que de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

Il est important de préciser que Bolivar n'a pas atteint le stade de la production commerciale. L'achèvement d'une étude de faisabilité est requis pour confirmer la viabilité économique de la propriété avant d'entreprendre la production commerciale. La Société prévoit compléter suffisamment de travaux d'exploration sur la propriété et les prolongements de Bolivar afin d'entreprendre une étude de faisabilité en 2008.

Projet Bolivar

Le projet Bolivar est situé dans le district minier de Piedras Verdes de Chihuahua à environ 250 kilomètres (392 kilomètres par route, dont approximativement 305 kilomètres sont pavés) au sud-ouest de la ville de Chihuahua, capitale de l'État de Chihuahua au nord du Mexique, et, plus spécifiquement, à environ 10 kilomètres au sud-ouest d'Urique. Il comporte trois groupes de propriétés d'exploration qui comptent 17 concessions minières : les groupes Bolivar, Mezquital et San José couvrent approximativement 7460 hectares.

Le gisement de skarn Cu-Zn de Bolivar est un de plusieurs gisements de métaux communs et précieux dans le nord-nord-ouest de la ceinture minérale de la Sierra Madre et est l'actif le plus avancé de la Société.

En 2005, la Société a entrepris un programme d'exploitation pilote sur la propriété Mine Bolivar. Le matériel de la mine Bolivar est transporté par camions et par train à l'usine de traitement Malpaso.

Projet Cusi

L'histoire du district argentifère de Cusihuiriachic date de plus de trois cents ans. L'abondance de ce métal précieux a d'abord attiré des chercheurs de fortune à Cusi à la fin du dix-septième siècle. Le district est situé dans le centre de la province qui a contribué à faire du Mexique la source du tiers de toute la production mondiale d'argent. Ces anciennes mines ont produit des teneurs élevées d'argent dans le passé, mais elles sont devenues inactives lorsque le prix de l'argent s'est effondré. La plupart de ces mines n'ont jamais été explorées en profondeur et aucune n'a été explorée au moyen de techniques modernes. Les actifs acquis comprennent 12 mines inactives, toutes situées sur une structure minéralisée.

L'infrastructure de la région de Cusi est excellente et convient à nos besoins. Le district est situé à 40 kilomètres de notre usine Malpaso. Les deux tiers de cette distance consistent en routes pavées plates et le reste en une route agricole en terre plate, donnant lieu à de plus faibles coûts de transport à notre usine. Cusi, qui doit ses origines aux mines d'argent, est situé à 20 kilomètres de Cuauhtemoc, ville de 200 000 habitants et important centre agricole et industriel. Des fournitures et une main-d'œuvre qualifiée se trouvent donc à proximité.

Usine Malpaso

L'usine Malpaso, située à environ de 270 kilomètres par des routes de bitume et de terre de la propriété Mine Bolivar, traite le matériel de cette propriété pour produire du concentré de zinc et de cuivre dans le cadre du programme d'exploitation pilote.

PERFORMANCE GLOBALE 2007

L'exercice 2007 fut la première année complète d'opérations sur les deux projets, Bolivar et Cusi, ce qui a porté l'activité de mise en valeur à son niveau le plus élevé depuis les débuts de la Société au Mexique en 2003.

Les investissements importants de la Société dans le projet Cusi en 2007 ont entraîné une réduction de ses liquidités de 19 704 587 $ au 31 décembre 2006 à 6 700 016 $ au 31 décembre 2007.

Les prévisions initiales de la Société tenaient compte d'un flux monétaire positif de 10 millions de dollars de la vente de concentrés de plomb-argent provenant du démarrage des activités d'exploitation pilote ce qui était prévu à Cusi pour 2007. Les résultats de l'exploitation pilote n'ont pas atteint les objectifs en raison du retard dans les essais métallurgiques appropriés. Des essais métallurgiques additionnels sont présentement en cours, et la direction est confiante que le programme pilote produira des résultats appropriés au cours du deuxième semestre de 2008.

ACTIVITÉS D'EXPLORATION POUR L'EXERCICE 2007

Le mandat du groupe d'exploration est d'accroître les ressources sur les propriétés de Dia Bras – ajouter de nouvelles ressources d'argent, de cuivre, de zinc et de plomb, à faible coût, par l'exploration ou l'acquisition de propriétés au Mexique.

Le programme d'exploration 2007 a révélé des projets d'exploration qui offrent un potentiel d'expansion très intéressant.

En 2007, la Société a mené des activités d'exploration intensives sur les deux propriétés Bolivar et Cusi pour évaluer leur potentiel économique. Le programme de forage amorcé en février 2007 prévoyait 50 000 mètres de forage répartis également entre les projets. D'autres travaux d'exploration, dont la cartographie géologique de surface et sous terre, l'échantillonnage et l'interprétation de photos aériennes, ont également été effectués.

Un total de 25 189 mètres de forage a été complété à Bolivar et 21 812 mètres à Cusi pour un total de 47 001 mètres, juste en deçà de l'objectif annuel, comparativement à 11 100 mètres à Bolivar et 11 700 mètres à Cusi pour un total de 22 800 mètres de forage en 2006. Les dépenses totales d'exploration se sont élevées à approximativement 5,4 millions de dollars en 2007 comparativement à 4,2 millions de dollars en 2006.

a) Le projet d'exploration Bolivar

Le projet Bolivar fait l'objet de différentes conventions d'achat et d'option :

Bolivar III et IV (propriété Mine Bolivar) – convention d'option

En 2004, la Société a conclu une convention commerciale avec les propriétaires de la propriété Mine Bolivar (Bolivar III et Bolivar IV). Cette convention permet l'acquisition par la Société de 100 % de la propriété Mine Bolivar en contrepartie d'un montant de 1 200 000 $ US, payable sur une période de deux ans.

En 2005, une poursuite a été engagée au Mexique par un individu contre la filiale de la Société, Dia Bras Mexicana S. de R.L. de C.V. (« DBM »), pour annuler et révoquer les conventions d'achat de deux concessions minières de la propriété Mine Bolivar, conclues entre DBM et M. Javier Octavio Bencomo Muñoz et Minera Senda de Plata, S.A. de C.V. La Société a déposé sa défense à la suite du dépôt de la poursuite contre DBM sur la base qu'elle avait acquis la propriété de bonne foi et du fait que la capacité

juridique du demandeur d'engager une poursuite au nom d'un ancien propriétaire est contestable. La direction et ses conseillers juridiques croient que la poursuite est sans mérite du fait qu'elle est basée sur les perceptions personnelles du requérant concernant les circonstances relatives à l'exécution de cette entente. Par conséquent, la direction est confiante, comme le requérant prétend à l'annulation et à la révocation des contrats d'achat, qu'il n'y aura pas d'incidence défavorable pour DBM. La réussite très improbable de cette poursuite pourrait résulter en une dévaluation de la propriété Mine Bolivar.

Propriété Piedras Verdes

En 2004, la Société a conclu une convention d'option pour acquérir un intérêt de 100 % dans la propriété Piedras Verdes en contrepartie d'un montant de 200 000 $ US payable sur une période de deux ans. Les termes de l'option ont été satisfaits en 2007 et les titres de propriété ont été transférés à la Société.

Projet San José

En 2003, la Société a conclu une convention d'option avec El Paso Partners, Ltd. dans le but d'acquérir un intérêt cumulatif pouvant atteindre 100 % de la propriété d'argent et de métaux communs San José en encourant des dépenses d'exploration de l'ordre de 1 638 000 $ US avant juillet 2009 ainsi que des paiements cumulatifs et des redevances anticipées de 324 500 $ US.

La Société évalue présentement le statut de ce projet et les termes de son entente en regard de son plan de développement. Si la Société décide d'abandonner ce projet, les coûts et frais d'exploration reportés afférents seront alors radiés.

Bolivar– Programme d'exploration 2007

La minéralisation sur cette propriété est associée à un système de porphyre cuprifère. Typiquement, de tels systèmes produisent des gisements de skarn, des gisements de remplacement, des systèmes de cheminée bréchique et des gisements filoniens de métaux communs et précieux qui constituent tous des cibles attrayantes.

L'exploration à Bolivar jumelée au programme d'exploitation pilote a eu pour résultat l'identification de filons nourriciers pour les fluides minéralisateurs et la confirmation que les principales zones minéralisées à Bolivar se trouvent dans deux horizons de skarn (les skarns supérieur et inférieur). Le skarn supérieur est l'hôte de la minéralisation à haute teneur en cuivre et en zinc que la Société exploite actuellement à la propriété Mine Bolivar et le skarn inférieur est l'hôte d'une minéralisation de cuivre et de fer.

Au cours de l'année financière 2007, les efforts d'exploration ont été concentrés essentiellement dans les secteurs Bolivar Alta Ley et El Gallo et la structure La Montura avec trois objectifs principaux :

- Mieux définir les horizons des skarns supérieur et inférieur de la propriété Mine Bolivar à El Gallo afin d'obtenir une mise à jour des ressources actuelles de la zone de Bolivar conformément au règlement 43-101.
- Évaluer l'extension des cibles à haute teneur de l'horizon du skarn supérieur et vérifier l'horizon du skarn inférieur au nord et à l'est de la propriété Mine Bolivar. Ce programme était concentré dans la région immédiate des ressources connues et de plusieurs indices (Bolivar Nord-Ouest, La Increíble, El Gallo, La Montura).
- Démontrer le potentiel de tonnage de Bolivar. Ces travaux de forage visaient à vérifier l'extension des horizons favorables des skarns, supérieur et inférieur, sur 2000 mètres de la structure La Montura à El Val.

Au cours de 2007, les dépenses d'exploration dans la région de Bolivar se sont élevées à approximativement 2,7 millions de dollars. Le programme d'exploration a atteint son objectif de forage, pour un total de 25 188 mètres de forage complété (16 996 mètres en surface et 8184 mètres sous terre) comparativement aux 11 000 mètres de forage de 2006. Le forage de surface a été réalisé à la mine et aux alentours, dans les secteurs El Gallo et La Montura, où plusieurs succès d'exploration ont été réalisés au cours de l'année. Tout le forage souterrain a été effectué à Bolivar Alta Ley.

Tout au long de l'exercice financier 2007, quatre installations de forage de surface et deux installations souterraines étaient en activité sur le site du projet Bolivar.

Secteur Bolivar Alta Ley (site de la propriété Mine Bolivar)

Au cours de l'exercice financier 2007, 12 883,1 mètres ont été forés dans ce secteur (4199 mètres de sondages de surface et 8184 mètres de forages souterrains) dont 3 899,5 mètres réalisés au cours du quatrième trimestre (1742 mètres de sondages de surface et 2157 mètres souterrains) qui ont permis une meilleure définition du secteur de ressources récemment découvertes.

D'excellents résultats de forage souterrain ont été obtenus dans les zones Selena et San Francisco. Les forages ont recoupé entre autres :

(i) 2,02 % Cu, 10,84 % sur plus de 3,3 mètres (DB07BM124),

(ii) 8,38 % Cu et 4,03 % Zn sur plus de 3,35 mètres (DB07BM122),

(iii) 1,12 % Cu et 11,13 % Zn (Selena) (DB07BM132),

(iv) 3,90 % Zn sur 3 mètres (San Francisco) (DB07BM133),

(v) 5,3 mètres de largeur réelle contenant 6,1 % Zn dans les horizons du skarn supérieur mais à une profondeur verticale de plus de 300 mètres; ceci constitue l'une des intersections du skarn supérieur les plus profondes du projet.

Secteur El Gallo

Le site El Gallo est situé à environ 500 à 800 mètres au sud-sud-est du secteur de la propriété Mine Bolivar. À la suite d'une étude approfondie de la relation entre les minéralisations des skarns supérieur et inférieur menée au début de 2007, un programme de forage a été entrepris pour évaluer les ressources des deux structures de skarn.

Les travaux de forage dans la région El Gallo ont été couronnés de succès, en 2006 et 2007, le forage ayant recoupé la minéralisation de cuivre largement disséminée dans la structure porteuse de magnétite du skarn inférieur (SI) et de haute teneur en zinc dans le skarn supérieur (SS). Le programme de forage El Gallo de 2007 s'est concentré sur l'accroissement et une meilleure définition des ressources inférées de cette région.

Presque tous les sondages de la région El Gallo ont recoupé les deux types de minéralisation des skarns supérieur et inférieur, et certains des meilleurs résultats ont été observés dans les intersections suivantes :

(i) 1,2 % Cu sur une largeur réelle de 69,3 mètres (SI) (DB07B225),

(ii) 1,4 % Cu sur une largeur réelle de 16 mètres (DB07B199),

(iii) 2,4 % Cu sur une largeur réelle de 18,3 mètres (DB07B202, 211, 218).

Zone La Montura

Dans la zone La Montura, située à près de 2,5 km au sud-est du secteur de la mine, 4114 mètres de forage ont été complétés au cours de l'année, dont 1632 mètres au cours du quatrième trimestre. L'objectif du programme de forage était de déterminer la présence de minéralisation dans cette zone étant donné que le programme de cartographie de 2006 avait révélé des horizons favorables des skarns inférieur et supérieur.

Le forage dans ce secteur a permis la découverte d'une nouvelle structure minéralisée :

(i) 4,26 % Zn sur plus de 32,5 mètres dont une intersection de haute teneur qui a titré 13,14 % Zn sur plus de 7,9 mètres (DB07B215),

(ii) Plus de forages ont été réalisés afin de déterminer le potentiel de ressources,

(iii) 2,0 mètres d'une teneur de 7,7 % Zn dans un environnement de type skarn supérieur contenu à l'intérieur d'une section minéralisée beaucoup plus large d'environ 30 mètres (89 à 123 mètres de longueur de carotte) (DB07B209).

En outre, le forage réalisé dans la zone Montura a permis de découvrir du matériel potentiellement économique dans les horizons des skarns supérieur et inférieur qui pourrait contribuer sensiblement à la viabilité économique du projet.

Évaluation des ressources

Une évaluation des ressources conforme au règlement 43-101 a été réalisée par Systèmes Géostat International Inc. (« Géostat »), au cours du troisième trimestre de 2007, et une mise à jour de l'évaluation des ressources du projet Bolivar a été complétée en date du 29 février 2008.

La nouvelle évaluation de ressources montre une augmentation sensible comparativement à l'évaluation précédente et est résumée dans le tableau ci-dessous. (Une copie du rapport de Géostat sur l'estimation de la ressource est disponible sur SEDAR à l'adresse suivante : www.sedar.com.)

Ressources totales du projet Bolivar
calculées par Systèmes Géostat International Inc., 28 février 2008
La teneur de coupure prise en compte dans les skarns supérieur et inférieur est de 2,5 % CuEq
* : Cuivre équivalent - % CuEq= % Cu+0,5* %Z n+ 0,33 * Au (g/t) + 0.0066*Ag (g/t)

Classification	Teneur de coupure du % CuEq SI - SS	Tonnes	SG (t/m3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	% CuEq*
Mesurées - Total	1,00 – 2,50	299 900	3,33	1,11	2,68	0,23	24,30	9,95	2,69
Indiquées - Total	1,00 – 2,50	645 600	3,32	1,12	2,74	0,18	26,55	8,71	2,73
Mesurées + Indiquées	1,00 – 2,50	945 400	3,34	1,12	2,70	0,20	25,84	9,10	2,72
Inférées - Total	1,00 – 2,50	4 056 100	3,28	1,23	0,73	0,24	25,23	14,36	1,84

Le tableau ci-dessus expose les ressources totales des skarns supérieur et inférieur à diverses teneurs de coupure en % de cuivre équivalent. La première série de chiffres dans la colonne de gauche indique la teneur de coupure du skarn inférieur, et la série de chiffres à droite dans cette colonne indique celle du skarn supérieur. Les ressources totales du projet Bolivar incluent les ressources provenant des structures des skarns supérieur et inférieur des secteurs Alta Ley, El Gallo, Increible, du secteur nord-ouest ainsi que de La Montura.

Ressources du skarn supérieur du projet Bolivar
La teneur de coupure prise en compte dans le skarn supérieur est de 2,5 % CuEq

Classification	Zones minéralisées	Tonnes	SG (t/m3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	% CuEq*
Mesurées - Total	Toutes les zones	84 000	3,48	1,45	8,12	0,20	32,78	5,29	5,79
Indiquées - Total	Toutes les zones	210 900	3,48	1,31	7,42	0,15	38,64	5,85	5,32
Mesurées + Indiquées	Toutes les zones	294 900	3,48	1,35	7,62	0,16	37,0	5,70	5,45
Inférées - Total	Toutes les zones	387 900	3,42	1,54	5,64	0,14	44,37	8,84	4,70

Depuis les derniers calculs des ressources de septembre 2007, et en dépit du programme d'exploitation pilote en cours, les ressources mesurées et indiquées sont demeurées relativement stables tandis que les ressources inférées ont connu une nette augmentation (plus de 100 000 tonnes). Par conséquent, les forages de délimitation et d'exploration se poursuivent afin de pouvoir reclasser les ressources inférées du skarn supérieur dans la catégorie des ressources mesurées et indiquées et de découvrir de

nouvelles lentilles à teneur élevée en cuivre-zinc. Cette activité est particulièrement importante parce qu'elle a une incidence économique directe sur la mine. De plus, elle permet l'exploitation minière de lentilles à teneur élevée pendant que se continuent les forages et les travaux techniques en prévision de la réalisation complète de l'étude de faisabilité dans le prochain semestre de 2008. Ceci permet en outre de prolonger la durée de vie de l'exploitation minière au taux de production en cours.

Ressources du skarn inférieur du projet Bolivar
La teneur de coupure prise en compte dans le skarn inférieur est de 2,5 % CuEq

Teneur de coupure du % CuEq	Classification	Tonnes	SG (t/m3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	% Fe	CuEq %*
1,00	Mesurées + Indiquées	341 300	3,27	1,18	0,12	0,33	22,5	17,2	1,50
	Inférées	3 196 000	3,27	1,22	0,16	0,26	23,2	16,4	1,54
1.25	Mesurées + indiquées	235 400	3,27	1,32	0,13	0,36	23,5	18,3	1,66
	Inférées	2 039 700	3,27	1,41	0,18	0,31	26,7	17,6	1,78
1,50	Mesurées + indiquées	139 000	3,27	1,50	0,14	0,40	24,8	19,1	1,86
	Inférées	1 252 800	3,27	1,63	0,17	0,37	29,8	18,6	2,04

Notes :

1. Les définitions du CIM ont été suivies pour l'évaluation de ressources.
2. Une largeur minimale de 2 mètres a été utilisée pour la zone minéralisée.
3. La densité de la roche minéralisée est précisée dans les tableaux.

Le prix des métaux en dollars américains qui ont servi aux calculs du cuivre équivalent sont les suivants : pour le cuivre, 2,00 $/lb, le zinc, 1,00 $/lb, l'argent, 10,00 $/oz et l'or, 500,00 $/oz.

En outre, la Société a reçu une évaluation préliminaire du potentiel économique des ressources en novembre 2007 qui indique que le projet est économique s'il inclut la construction d'une usine de traitement de 500 ou 1000 tonnes par jour. [(1)]Une copie de l'étude est disponible sur SEDAR à www.sedar.com.

[(1)] *Avis aux lecteurs : les ressources inférées sont considérées comme trop spéculatives géologiquement et ne favorisent pas l'application de considérations économiques servant à les classer comme réserves minérales pour les fins de l'évaluation préliminaire. Les ressources inférées peuvent néanmoins être intégrées dans l'évaluation préliminaire du potentiel économique du site en incluant toutefois la dilution du matériel. En raison du caractère préliminaire de ce rapport, il n'y a cependant aucune garantie que l'évaluation préliminaire des ressources sera confirmée dans les faits. Les ressources minérales qui n'ont pas été reconnues comme des réserves minérales n'ont pas à ce jour démontré leur rentabilité économique.*

Bolivar - Programme d'exploration 2008

La Société a prévu un budget de 2,5 millions de dollars américains en 2008 et concentrera ses efforts d'exploration sur trois zones en vue d'accélérer la réalisation de l'étude de faisabilité.

Bolivar – Alta Ley

L'objectif des forages sera d'accroître les ressources mesurées et indiquées du secteur de la propriété Mine Bolivar, notamment à l'intérieur des zones de lentilles de sulfure massif Titanic et Selena et le long de la direction Fernandez où 10 000 mètres de sondages de surface et de forages souterrains sont prévus.

Bolivar – El Gallo

La Société planifie 5000 mètres de forage additionnels dans ce secteur afin de : 1) permettre le surclassement de certaines des ressources inférées du skarn inférieur d'El Gallo au statut de ressources mesurées et indiquées et 2) accroître davantage le tonnage des horizons des skarns supérieur et inférieur de ce prospect.

Bolivar – Forage d'exploration

La Société entreprend un programme de forage d'exploration de 5000 mètres pour démontrer le potentiel de production du matériel en vrac de la propriété Bolivar. Les forages viseront à évaluer l'extension de la direction des horizons prometteurs des skarns supérieur et inférieur sur plus de 2000 mètres le long de l'axe de la zone La Montura où on a recoupé une section de 32,5 mètres titrant en moyenne 4,26 % Zn au site prometteur La Narizona.

Propriété Mine Bolivar – Programme d'exploitation pilote

En 2007, la Société a poursuivi son programme d'exploitation pilote sur la propriété Mine Bolivar. Ce programme se poursuivra jusqu'à ce qu'une étude économique de l'ensemble du projet soit réalisée. Depuis 2005, le programme génère des flux monétaires trimestriels utilisés pour les activités d'exploration de la Société et la mise en valeur de ses actifs.

En 2007, malgré une augmentation du volume de matériel traité, le programme a généré des ventes de l'ordre de 24,1 millions de dollars comparativement à 35,6 millions de dollars en 2006. Cette réduction des ventes s'explique par la combinaison des facteurs suivants :

- Des teneurs inférieures de matériel extrait à Bolivar, principalement au cours du premier et du deuxième trimestre de 2007. En 2007, les teneurs moyennes extraites et traitées ont atteint 7,07 % pour le zinc et 1,52 % pour le cuivre comparativement à 10,63 % et à 2,03 %, respectivement, en 2006 ;
- La dévaluation du dollar américain en 2007 par rapport au dollar canadien (diminution de la moyenne annuelle de 15,2 % par rapport à 2006).

Le prix du marché moyen du zinc en 2007 (1,47 $ US la livre) est comparable à celui de 2006 (1,44 $ US la livre) alors que celui du cuivre en 2007 (3,23 $ US la livre) est supérieur au prix de 2006 (3,02 $ US la livre). Cependant, alors qu'au cours du dernier semestre de 2007, le niveau de production augmentait, les prix du marché de ces deux métaux diminuaient, ce qui a affecté les ventes totales.

En 2007, les frais d'opération monétaires directs de l'exploitation pilote ont augmenté en raison de l'accroissement du tonnage transporté du site Bolivar et traité à l'usine Malpaso, de la hausse des coûts de transport imputables à l'irrégularité des services de chemin de fer et du carburant. Les coûts par tonne de matériel traité se maintiennent en comparaison à ceux de l'année dernière.

Au cours des six derniers mois de 2007, le prix du marché du zinc a diminué de 34,1 % passant d'une moyenne de 1,61 $ US la livre en juillet à 1,06 $ US la livre en décembre et celui du cuivre a diminué de 17,4 % passant de 3,62 $ US la livre en juillet à 2,99 $ US la livre en décembre. Cette réduction a également eu un effet négatif sur la valeur de provision pour règlement final en fin d'année (se reporter à la section 1.6). Au 31 décembre 2007, le règlement final de 10,2 millions de livres de zinc et 3,5 millions de livres de cuivre représentait une provision négative estimée à 2 416 854 $ à cette date.

Le sommaire comparatif des statistiques pour 2007 et 2006 est présenté dans le tableau à la page suivante.

Données clés du programme d'exploitation pilote de la propriété Mine Bolivar en 2007 et 2006, et prévisions pour 2008 [1) 3)]

	Projections 2008	2007	2006	% de variation 2007 contre 2006
Nombre de tonnes traitées	144 000	127 106	96 575	31,6
Teneur en zinc	8,0 %	7,07 %	10,63 %	(33,4)
Teneur en cuivre	1,4 %	1,52 %	2,03 %	(25,1)
Taux de récupération du zinc	88,0 %	86,49 %	91,90 %	(5,8)
Taux de récupération du cuivre	82,0 %	81,66 %	80,59 %	1,3
Prix moyen du zinc à la livre, $ US	1,00 $	1,47 $	1,44 $	2,1
Prix moyen du cuivre à la livre, $ US	2,80 $	3,23 $	3,02 $	7,0
Production totale de zinc (lb.)	22,3 M	17,13 M	20,90 M	18,0
Production totale de cuivre (lb.)	3,6 M	3,53 M	3,51 M	0,5
(en millions de dollars américains)				
Valeur totale de la production nette d'affinage[2) 3)]	24,0 M$	26,4 M$	26,8 M$	(1,5)
Frais d'opération monétaires directs (incluant la mise en valeur) [2) 3)]	14,1 M$	15,0 M$	11,5 M$	30,4
Marge monétaire d'opération (FOB usine Malpaso) [2) 3)]	9,9 M$	11,4 M$	15,3 M$	(25,4)
(en $ US / TM)				
Frais d'opération monétaires directs/TM (incluant la mise en valeur)	98,00 $	118,18 $	118,56 $	nil

1) Il est important de souligner que le projet Bolivar n'est pas au stade de production commerciale. L'achèvement d'une étude de faisabilité est nécessaire pour confirmer la rentabilité économique de la propriété avant de l'amener au stade de la production commerciale. La Société prévoit avancer suffisamment ses travaux d'exploration à la propriété Bolivar et ses extensions afin d'être en mesure de commencer une étude de faisabilité en 2008.

2) Mesures hors PCGR : la Société divulgue la valeur totale de la production nette d'affinage, les frais d'opération monétaires directs (incluant la mise en valeur), la marge monétaire d'opération (FOB usine Malpaso), et les frais d'opération monétaires directs/TM (incluant la mise en valeur) même s'il s'agit de données non reconnues par les PCGR afin de dévoiler la valeur approximative du chiffre d'affaires annuel et d'isoler les coûts d'exploitation des activités de l'exploitation pilote, avant amortissement, et dépréciation. La Société estime que ces renseignements supplémentaires sont utiles bien qu'ils ne doivent pas se substituer aux mesures de la performance établies conformément aux PCGR.

3) Avant amortissement

Le programme d'exploitation pilote à la propriété Mine Bolivar prendra fin avec l'achèvement d'une étude de faisabilité. En attendant le moment où la Société atteindra le stade de production commerciale, les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote sont enregistrés en réduction des coûts et frais d'exploration reportés afférents à la propriété.

Si les revenus cumulés des ventes de concentrés provenant du programme pilote excèdent les coûts et frais d'exploration afférents, alors cet excédent est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, le cas échéant; ou iii) la propriété soit abandonnée.

b) Projet Cusi

Le projet Cusi fait l'objet de différentes conventions d'achat et d'option toutes conclues en 2006.

La convention Minera Cusi

En 2006, la Société a conclu une convention d'option avec Compañia Minera Cusi (« Minera Cusi »), une société mexicaine fermée, pour acquérir un intérêt de 100 % dans plusieurs propriétés (1 133,5 hectares) en contrepartie d'un montant de 5 000 000 $ US payable sur une période de trois ans et dont une somme de 2 000 000 $ US a déjà été payée. Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi comme suit : 2 % si le prix de l'argent n'excède pas 11,00 $ US l'once ou 3 % si le prix de l'argent excède 11,00 $ US l'once.

En avril 2008, la Société a négocié de nouveaux termes à l'entente avec Minera Cusi afin de redéfinir le calendrier des paiements. Cette nouvelle entente représente une convention d'achat au montant total de 3 060 000 $ US payable comme suit : 500 000 $ US payable à la date de la signature (paiement effectué), 500 000 $ US payable en novembre 2008 et quatre paiements trimestriels de 515 000 $ US payables en mars, juin, septembre et décembre 2009. Les autres termes de l'entente initiale relatifs à la redevance demeurent inchangés.

La convention d'action avec Villalobos et Rodriguez

En 2006, la Société a conclu une convention d'achat avec Hector Sanchez Villalobos et Carmen Saenz Rodriguez (« Villalobos et Rodriguez ») visant l'acquisition de propriétés (La Marisa et La India) de 21,08 hectares. Les propriétés sont assujetties à une redevance de 1,5 % jusqu'à un maximum de 1 500 000 $ US au bénéfice de Villalobos et Rodriguez. La redevance est rachetable au prix de 1 000 000 $ US.

La convention d'option avec Pershimco

En 2006, la Société a conclu une convention d'achat d'option avec Ressources Pershimco inc. (« Pershimco ») en vertu de laquelle la Société pourrait acquérir un intérêt de 70 % dans la propriété San Miguel-La Bamba de 36 hectares dans le district de Cusi. La propriété est assujettie à une redevance de 2 % dont 1 % est rachetable au prix de 1 000 000 $ US. Au 31 décembre 2007, la Société a acquis un intérêt de 50 % dans le projet. Le transfert des titres reste à finaliser. La Société et Pershimco négocient présentement les termes d'une entente de coentreprise.

La convention d'achat avec Holguin Aragonez

En 2006, la Société a conclu une convention d'achat avec Manuel Holguin Aragonez (« Holguin ») visant l'acquisition de claims miniers couvrant 1676 hectares. Les propriétés sont assujetties à une redevance de 1,5 % jusqu'à un maximum de 1 500 000 $ US au bénéfice de Holguin. La redevance est rachetable au prix de 1 000 000 $ US.

À ce jour, la plupart des claims miniers ont été enregistrés au nom de la Société alors que certains autres sont en voie de l'être.

Projet Cusi

Dia Bras a acquis en mai-juin 2006, le district argentifère Cusihuiriachic (« Cusi ») dans l'État de Chihuahua, à 125 km à l'ouest de la ville de Chihuahua et à moins de 40 km de l'usine de Malpaso. Les propriétés acquises couvrent plus de 10 000 hectares et incluent 12 anciennes mines inactives qui ont produit de l'argent à teneur élevée dans le passé. Cette région est très prometteuse, et le potentiel de ces anciennes mines n'a jamais été exploré en profondeur.

Les acquisitions comprennent approximativement 70 lots miniers qui ont été acquis par différentes transactions avec des familles mexicaines, une société fermée mexicaine, une société canadienne ouverte et aussi par le jalonnement de nouveaux terrains.

La minéralisation en argent se trouve dans des filons quartzifères d'origine épithermale dont l'enrichissement en sulfure d'argent et de métaux communs se retrouve en profondeur. Au moins neuf structures minéralisées de types filonien et bréchique ont été mises en valeur par des propriétaires précédents. Chacune de celles-ci mesure entre 500 mètres et 2000 mètres de longueur et, à certains endroits, atteint jusqu'à 50 mètres de largeur.

Cusi - Programme d'exploration 2007

Le programme d'exploration de 2007 comportait trois volets : explorer la direction et le pendage des veines argentifères dans certaines mines; définir les minéralisations suffisantes pour amorcer l'évaluation des ressources et établir de nouvelles cibles d'exploration dans le secteur visé : la région nord-ouest du district argentifère de Cusi.

En 2007, les dépenses d'exploration du camp Cusi ont totalisé approximativement 2,7 millions de dollars.

Environ 21 800 mètres de forage au diamant ont été complétés (20 115 mètres de sondage de surface et 1697 mètres de forage souterrain) comparativement aux 11 700 mètres de forage de 2006 (5500 mètres ont été forés à San Miguel et La Bamba et le reste à parts égales entre Santa Edwiges-La India).

Au cours de l'année financière 2007, quatre installations de forage de surface étaient en activité au camp de Cusi et la Société a acquis, au cours du troisième trimestre, une installation de forage souterrain pour entreprendre des travaux à Santa Edwiges.

Étant donné l'envergure de la propriété et le grand nombre de sites miniers potentiels, la Société a décidé de cibler en particulier quatre anciennes mines reliées entre elles parmi les 12 mines de la zone au nord-ouest de la propriété. La majeure partie des forages avait pour but de découvrir et de définir les veines et les structures minéralisées à l'intérieur des deux secteurs principaux du projet Cusi — les anciens sites de production minière de Promontorio et de Santa Edwiges.

Secteur Santa Edwiges (se reporter à la convention d'option avec Minera Cusi)

Le secteur Santa Edwiges–San Antonio–Santa Marina est constitué d'un système de plusieurs veines fracturées de quartz-carbonate, riches en sulfure typique de la portion médiane (Pb,Zn,Cu) d'une veine épithermale confinée de faible sulfuration. La portion médiane de la veine s'enrichit de métaux précieux (Au, Ag) dans sa partie supérieure.

Dans le secteur Santa Edwiges–San Antonio–Santa Marina, 9743 mètres de forage ont été réalisés tout au long de 2007 dont 2592 mètres sur la structure Santa Edwiges au cours du quatrième trimestre.

De plus, la Société a entrepris un programme de forage exploratoire pour examiner le sous-sol aux niveaux de 100 à 300 mètres à la recherche de ressources consignées qui apparaissent dans les anciennes sections longitudinales de la mine Santa Marina et qui auraient été laissées inexploitées par le précédent propriétaire.

Les travaux accomplis au site Santa Edwiges ont consisté à préparer la mine aux forages souterrains et à cartographier le site afin de mieux comprendre l'ensemble de cette structure complexe de minéralisation.

La Société a dégagé de surcroît 800 mètres de galeries et a extrait plus de 10 000 tonnes de matériel qui ont été expédiées à l'usine Malpaso pour échantillonnage en vrac.

Certains des meilleurs résultats de forage dans la région pour le quatrième trimestre proviennent de :

(i) la structure Santa Marina qui comprenait une intervalle titrant 0,4g/t Au, 269 g/t Ag, 0,1 % Cu, 3,7 % Pb et 5,3 % Zn sur une largeur réelle de 2,5 mètres (DC07B139);

(ii) la structure Santa Edwiges qui comprenait un intervalle titrant 2,1 g/t Au, 187 g/t Ag, 1,1 % Pb et 0,6 % Zn sur une largeur réelle de 2,0 mètres (DC07B143).

Mine Promontorio (se reporter à la convention d'option avec Minera Cusi)

Le secteur Promontorio possède une minéralisation associée aux veines bréchiques, à teneurs élevées en métaux précieux, typique d'un système épithermal de plateau.

Il y a dans le secteur de la mine Promontorio une série de veines minéralisées de direction nord-ouest-sud-est auxquelles on a attribué les lettres A à K. La veine A (« Veta A ») plonge vers le nord-est tandis que les autres veines de B à K présentent une inclinaison vers le sud-ouest. La Veta A constitue le plus important système minéralisé comprenant certaines des ressources historiques (non conformes au règlement 43-101) rapportées dans le communiqué de presse du 8 mai 2007.

Les travaux exécutés à la mine Promontorio comprenaient la mise en valeur souterraine ainsi que des forages d'exploration et de définition des ressources pour établir une première évaluation des ressources conforme au règlement 43-101. La Société a procédé au drainage de la mine Promontorio afin de pouvoir accéder aux 5e et 7e niveaux de cette mine. Elle a aussi installé une rampe d'accès pour se rendre aux emplacements cibles de la veine El Gallo et du 7e niveau de la mine Promontorio où d'importantes quantités de roche porteuse d'argent non exploitées ont été laissées sur le site par l'ancien propriétaire. De plus, on a entrepris la compilation géologique des données historiques afin de déterminer rapidement les sites de forage dans le secteur de la mine.

Quelque 42 trous de sondage, représentant 6645 mètres de forage au diamant, ont été exécutés au cours de l'année. Au cours du quatrième trimestre, 2692 mètres et 19 trous de forage ont été complétés.

Certains des meilleurs résultats de ce secteur proviennent du :

Secteur de la mine Promontorio :

(i) 1,5 mètre à 8310 g/t Ag incluant 9,0 mètres à 1651 g/t Ag (DC07B101);

(ii) 2,1 mètres de largeur réelle à 0,16 g/t Au, 333 g/t Ag avec des traces de sulfure (DC07B132);

(iii) 3,7 mètres de largeur réelle à 0,1 g/t Au, 704 g/t Ag, 0,2 % Cu, 1,2 % Pb et 1,0 % Zn (DC07B151);

Secteur El Gallo:

(iv) 290 g/t Ag avec des traces de Pb et Zn sur une largeur réelle de 2,3 mètres (DC07B142);

(v) 195 g/t Ag sur une largeur réelle de 8,5 mètres (DC07B146).

Cartographie régionale

Le programme de cartographie géologique régionale a révélé la présence de nombreuses cibles d'or-argent dans les parties au centre et au nord-ouest de la propriété Cusi. En 2007, la Société a rapporté des échantillons à teneur exceptionnellement élevée dans les structures Gloria, Milagro et San Nicolas Tiro.

Un total de 115 échantillons a été prélevé pour des analyses géochimiques au cours du programme de cartographie régionale. L'examen de ces données a incité la Société à entreprendre un programme de cartographie détaillée de cette région. On retrouve dans ce secteur un certain nombre de structures minéralisées d'orientation nord-sud de largeur variable dont la plus importante manifestation est le système La Minerva.

L'extrémité sud de la structure La Minerva (N-S) recoupe ou dévie à l'intersection d'une autre structure importante connue sous le nom de la structure Gloria (NE-SO). Un nombre total de 585 échantillons a été prélevé au cours du programme détaillé de cartographie.

Tous les échantillons ont été prélevés au hasard et proviennent de la surface de structures minéralisées. Les meilleurs résultats comprennent des teneurs de 1,46 g/t Au et de 3490 g/t Ag, 4,6 g/t Au et de 1530 g/t Ag, 2,49 g/t Au et de 794 g/t Ag, 5,51 g/t Au et de 719 g/t Ag dans la zone La Minerva.

Les teneurs élevées d'or et d'argent s'accompagnent souvent de faibles teneurs en plomb, zinc et cuivre, un indice que le système de veines est riche en métaux précieux. Ceci offre une perspective encourageante des quantités de roches minéralisées que l'on peut retrouver dans ces structures et dans celles de leur entourage immédiat. On a fait jusqu'à présent peu d'exploration dans cette région où aucun forage n'a encore été entrepris.

Un programme de forage d'exploration est prévu au début de 2008 pour assurer le suivi de ces excellents résultats.

Mise en valeur Cusi

L'usine de Malpaso a traité 20 000 tonnes de matériel provenant des diverses zones minéralisées accessibles de la propriété Cusi. Cependant, la récupération a été trop faible pour justifier la vente économique de concentrés, particulièrement ceux des zones oxydées et des zones de transition (oxyde et sulfure combinés). Les essais métallurgiques sur le matériel provenant des zones sulfurées se poursuivront en 2008.

Cusi - Programme d'exploration 2008

La Société prévoit un budget de 2,5 millions de dollars américains pour 2008. Elle concentrera ses activités sur les essais métallurgiques dans le but d'améliorer la récupération du métal, particulièrement dans les zones de transition (oxyde et sulfure combinés) et les zones de matériel sulfuré, et ainsi d'atteindre le potentiel commercial permettant le démarrage du programme pilote d'exploitation.

Dia Bras prévoit entreprendre quelque 15 000 mètres de forage à Cusi pour mieux définir les ressources des sites Santa Edwiges et Promontorio en plus d'évaluer par forage le potentiel de la région Minerva découverte au cours du programme de cartographie géologique de surface. La Société propose de faire environ 2000 mètres de forage dans ce secteur pour en évaluer le potentiel. Elle compte aussi amorcer une première estimation des ressources conforme au règlement 43-101 dont les résultats sont attendus prochainement.

De surcroît, la Société prévoit lancer un programme de cartographie de surface et d'échantillonnage au site potentiel La Reina, située dans la portion sud-est de la propriété Cusi. Cette région a fait l'objet de travaux limités dans le passé, mais elle présente un intérêt indéniable puisqu'elle est censée receler les teneurs les plus élevées en argent de tout le camp minier Cusi.

1.5 INFORMATION ANNUELLE CHOISIE

	Exercice terminé le 31 décembre 2007	**Exercice terminé le 31 décembre 2006**	**Période de neuf mois terminée le 31 décembre 2005**
	$	**$**	**$**
Ventes de concentrés [1)]	24 056 537	35 588 838	5 562 402
Radiation d'actifs miniers	1 199 891	280 117	615 658
Perte	9 183 699	1 913 016	2 096 165
Perte par action (de base et diluée)	0,08	0,02	0,04
Actif total	46 891 467	52 750 931	25 420 216

[1)] Conformément à la convention comptable de la Société, les revenus provenant des ventes de concentrés du programme pilote réalisées au cours de la période pré-commerciale sont comptabilisés en déduction des coûts et frais d'exploration reportés afférents, de sorte qu'ils ne paraissent pas à l'état des résultats, résultat étendu et déficit consolidés.

1.6 RÉSULTATS D'EXPLOITATION

Au cours de l'exercice 2007, la Société a enregistré une perte de 9 183 699 $ (0,08 $ l'action) en comparaison de la perte de 1 913 016 $ (0,02 $ l'action) en 2006.

L'augmentation de la perte annuelle s'explique ainsi :

Revenus

Les revenus d'intérêt se sont élevés à 508 750 $ (277 440 $ en 2006) en raison d'une hausse du niveau d'encaisse moyen au cours de l'année comparativement à 2006 et de l'augmentation des taux d'intérêt.

Dépenses

Les frais d'administration se sont élevés à 2 181 129 $ en 2007 comparativement à 1 595 474 $ en 2006. Cette augmentation s'explique par la hausse des salaires et des frais afférents, l'augmentation des frais de bureau à la suite du déménagement du siège social, et des frais plus élevés du projet de réseau informatique et de communications. En 2007, la Société a comptabilisé des frais forfaitaires et de jetons de 75 250 $ payables aux administrateurs indépendants (néant en 2006). De plus, au cours du dernier trimestre, les changements dans la direction et les autres mesures de restructuration ont eu comme conséquence d'accroître les frais d'administration d'environ 237 500 $; les comptes créditeurs et charges à payer en fin d'exercice comprennent une provision de 187 500 $ à cet égard. Les coûts de développement des affaires et aux autres dépenses d'entreprise inclus dans les frais d'administration sont comparables à ceux 2006.

Au cours de l'année, à la suite de l'adoption, le 1er janvier 2007, de la nouvelle norme comptable relative aux instruments financiers, la Société a enregistré une perte de 3 395 514 $ (néant en 2006) sur la variation de valeur des instruments financiers (dérivés intégrés dans les contrats de ventes de concentrés) reflétée lors du règlement final et de l'évaluation de la provision pour règlement final. Cette perte s'est produite principalement au cours du dernier trimestre et est attribuable aux chutes importantes des prix en novembre et décembre (se reporter à la section 1.7). Avant le 1er janvier 2007, tout changement de valeur survenu au règlement final ou dans l'évaluation de la provision pour règlement final était comptabilisé comme un ajustement aux ventes. Comme la Société applique les revenus provenant des ventes de concentrés en réduction des coûts et frais reportés afférents au projet avant le début de la production commerciale, ces changements n'avaient aucun impact sur les résultats d'exploitation en 2006.

En début d'année, conséquemment à la nouvelle norme comptable relative aux instruments financiers, la Société a ajusté le solde du placement temporaire dans Ressources Pershimco inc. à la valeur à la cote (se reporter à la section 1.14) augmentant ainsi sa valeur de 399 500 $. Toutefois, au cours de l'année, la Société a enregistré une perte sur dévaluation du placement de 413 601 $ après la publication par Pershimco de son intention d'abandonner soudainement son option dans le projet Las Minitas. Cette nouvelle ainsi que la volatilité des marchés ont entraîné la baisse de valeur des actions de Pershimco sur le marché qui n'a toujours pas repris. La Société détient 835 000 actions ordinaires de Pershimco qui sont comptabilisées à la valeur à la cote.

Au cours de l'année, la Société a enregistré une dépense non monétaire à titre de rémunération à base d'actions de 1 033 646 $ concernant l'attribution au cours de 2 515 000 options entièrement acquises à la date d'attribution. La plupart de ces options ont été attribuées au moment où le prix des actions de la Société avait presque atteint leur niveau le plus élevé de l'année, ce qui a donc entraîné un coût plus élevé. Le prix moyen des options attribuées au cours de l'exercice de 2007 a été de 1,10 $. En 2006, la rémunération à base d'actions reliée à l'attribution de 4 700 000 d'options s'était élevée à 694 846 $.

En 2007, la Société a enregistré une perte de change de 1 059 206 $ en raison de la baisse de valeur du dollar américain (15,2 %) et du peso mexicain (5,1 %) par rapport au dollar canadien (gain de 289 784 $ en 2006). Cette perte est principalement attribuable à la conversion en dollars canadiens de la provision pour règlement final et à la conversion des actifs et passifs monétaires au Mexique.

Durant l'année, la Société a abandonné le projet Promontorio (de la région Sierra Madre) à la suite de résultats d'analyse insatisfaisants et à cause de la difficulté à extraire le contenu minéral des ressources du site. Par conséquent, tous les coûts et frais d'exploration reportés cumulés sur la propriété au montant de 1 199 891 $ ont été radiés au cours du second trimestre. En 2006, les radiation d'actifs miniers s'élevaient à 280 117 $ et concernaient surtout la propriété El Magistral (projet Promontorio).

Au cours de 2006, la Société avait radié les frais reportés de 350 000 $ reliés à l'avance sur paiement de redevance étant donné qu'elle ne prévoyait plus utiliser la technologie de Nichromet.

La perte inclut également les frais d'amortissement des immobilisations corporelles pour un montant cumulatif de 64 231 $ relatif aux mobilier de bureau, équipements informatiques et améliorations locatives des espaces du bureau à Montréal.

1.7 RÉSUMÉ DES RÉSULTATS TRIMESTRIELS

Trimestre terminé le	Perte	Perte de base et diluée par action
	$	$
31 décembre 2007	3 678 927	0,03
30 septembre 2007	1 885 151	0,02
30 juin 2007	2 196 390	0,02
31 mars 2007	1 423 231	0,01
31 décembre 2006	417 065	< 0,01
30 septembre 2006	406 545	< 0,01
30 juin 2006	709 539	< 0,01
31 mars 2006	379 867	< 0,01

1.8 RÉSULTATS DU QUATRIÈME TRIMESTRE

Au cours du quatrième trimestre de 2007, la Société a encouru une perte de 3 678 927 $ (417 065 $ en 2006) attribuable principalement à la variation du prix du zinc et du cuivre sur le marché tel que décrit ci-dessous.

Revenus

Les revenus d'intérêt se sont élevés pendant le quatrième trimestre à 69 787 $ (cumulatif de 508 750 $) (117 962 $ et montant cumulatif de 277 440 $ pour la période correspondante en 2006). Les revenus d'intérêt ont chuté par rapport au troisième trimestre en raison de la baisse de liquidités.

Dépenses

La perte du quatrième trimestre comprend la perte de 2 401 055 $ sur la variation du cours du marché des produits de base à la suite de l'importante chute du prix moyen du zinc (17,7 %) et du cuivre (13.8 %) sur le marché. Cette baisse a affecté négativement la valeur de la provision pour règlement final. La Société a aussi subi une perte de change de 50 709 $ en raison de la baisse de valeur du dollar américain (2,5 %) par rapport au dollar canadien au cours de ce trimestre. Cette perte est principalement attribuable à la conversion en dollars canadiens de la provision pour règlement final et à la conversion des actifs et passifs monétaires au Mexique.

La Société a aussi enregistré durant ce trimestre une dévaluation du placement temporaire de 337 101 $ liée à la baisse de la valeur sur le marché boursier des actions ordinaires de Ressources Pershimco inc. (se reporter à la section 1.6).

Les frais d'administration s'élèvent à 823 411 $ et comprennent les frais occasionnés par les changements dans la direction et les mesures de restructuration totalisant 237 500 $ pour lesquels une provision pour frais d'annulation de convention et indemnités de départ de 187 500 $ est comprise dans les comptes créditeurs et charges à payer en fin d'exercice. Une provision pour contribution au régime de santé et sécurité du travail de 142 853 $ a aussi été comptabilisée.

1.9 LIQUIDITÉS ET FONDS DE ROULEMENT

La Société a effectué des investissements majeurs dans le projet Cusi au cours de l'année 2007 qui expliquent la baisse de la trésorerie et équivalents de trésorerie de 19 704 587 $ au 31 décembre 2006 à 6 700 016 $ au 31 décembre 2007.

Le fonds de roulement de la Société, au 31 décembre 2007, s'établit à 6 137 120 $, dont 6 700 016 $ en trésorerie et équivalents de trésorerie comparativement à 27 735 607 $ et 19 704 587 $, respectivement, au 31 décembre 2006.

La réduction s'explique également par la dépréciation de 15,2 % du dollar américain et de 5,1 % du peso mexicain par rapport au dollar canadien, ce qui a affecté principalement l'encaisse, les débiteurs et la provision pour règlement final.

Le niveau de fonds de roulement est suffisant pour supporter les passifs à court terme et les opérations courantes pour les douze prochains mois.

Au 31 décembre 2007, le poste Taxe à la consommation et autres débiteurs s'élève à 1 609 506 $ (3 981 826 $ au 31 décembre 2006) et est principalement constitué du montant de taxe sur les intrants recouvrable (« IVA ») au Mexique. Au cours de l'exercice terminé le 31 décembre 2007, la Société a récupéré environ 350 000 $ d'IVA de 2005 et en date du présent rapport, les réclamations touchant deux mois de 2005 demeurent toujours à recevoir pour un montant approximatif de 170 000 $. À ce jour, la Société a recouvré toutes les sommes réclamées pour l'année 2007. Les impôts sur le revenu à recevoir au montant de 722 515 $ (néant en 2006) représentent les paiements anticipés d'impôts sur le revenu à recevoir des autorités fiscales mexicaines. Au 31 décembre 2007, aucune provision pour mauvaise créance n'a été comptabilisée sur les montants à recevoir.

Au 31 décembre 2007, les comptes créditeurs et charges à payer s'élèvent à 2 254 123 $ (830 978 $ au 31 décembre 2006) et sont composés des provisions décrites à la section 1.8 et des soldes de transactions d'opérations courantes.

Au 31 décembre 2007, la Société a un solde payable de 1 368 164 $ à MRI Trading présenté au bilan sous la rubrique « Créditeurs-Clients », qui résulte de la baisse des prix des métaux de base en novembre et décembre 2007 (3 347 046 $ à recevoir au 31 décembre 2006). Le prix de règlement final pourrait être supérieur ou inférieur selon la fluctuation des prix des métaux de base.

1.10 SOURCE DE FINANCEMENT, ACTIVITÉS DE FINANCEMENT ET D'INVESTISSEMENT

Les propriétés minières de la Société sont au stade de l'exploration. L'exploration et la mise en valeur des propriétés de la Société relèvent de la disponibilité des fonds pour permettre de réaliser ses projets et, malgré que la Société mène un programme d'exploitation pilote à la propriété Mine Bolivar qui lui apporte une source de revenu provenant de la vente de concentrés, la Société n'est pas considérée comme ayant atteint le stade de la production commerciale.

Les plans à court terme de la Société comprennent notamment les éléments suivants :

1) Initiation d'une étude de faisabilité visant la construction d'une usine sur le site de la propriété Mine Bolivar afin de faire passer cette propriété au stade de la production commerciale;
2) Exploration :
   a) Surclasser les ressources mesurées et indiquées en réserves,
   b) Identifier de nouvelles ressources minéralisées,
   c) Exploration régionale adjacente à la propriété Mine Bolivar et au secteur Santa Edwiges (Cusi);
3) Mise en valeur de propriétés;
4) Activités corporatives : continuer à identifier et évaluer les occasions d'acquisition de propriété, d'entreprises ou de regroupement de sociétés dans le but d'augmenter la valeur pour les actionnaires.

La Société continuera à réévaluer le calendrier et les montants prévus de son programme d'exploration afin d'améliorer l'efficience des opérations. En même temps, la direction évaluera ses besoins de capitaux qui pourraient nécessiter l'accès aux marchés des capitaux.

Au cours de l'exercice terminé le 31 décembre 2007, la Société n'a pas complété de placement privé. Toutefois, des montants de 492 000 $ et 996 364 $ ont été encaissés à la suite de l'exercice de 824 000 options d'achat d'actions et 996 364 options de rémunération.

Le programme d'exploitation pilote à Bolivar a généré des ventes de 24,1 millions de dollars en 2007 comparativement à 35,6 millions de dollars en 2006. Les prévisions de ventes pour 2008 sont estimées à 24 millions de dollars (se reporter à la section 1.4).

Au cours de l'exercice, la Société a investi 30,0 millions de dollars en coûts et frais d'exploration reportés.

Dette à long terme

À la suite de l'entente intervenue avec Minera Cusi en avril 2008 (se reporter à la section 1.4) la Société a une obligation de 2 560 000 $ US dont 2 060 000 $ US payables en 2009.

Dépenses en capital

En 2007, la Société a encouru des dépenses en capital au Mexique d'environ 6,4 millions de dollars qui consistaient principalement à l'expansion et l'amélioration de l'usine de Malpaso et à l'acquisition d'équipements d'exploration et d'équipements miniers pour le projet Cusi.

Avec l'achat d'une chargeuse additionnelle au cours du premier trimestre de 2008, la Société a l'équipement nécessaire pour accomplir son programme d'exploration pour 2008 et poursuivre ses activités de mise en valeur des projets Bolivar et Cusi. Les dépenses en capital pour 2008 seront limitées à l'optimisation de l'usine, l'investissement dans un programme environnemental à Malpaso et l'achat du terrain de Malpaso pour un total d'environ 1 million de dollars.

1.11 ENGAGEMENTS FINANCIERS

Les engagements financiers de la Société sont les suivants :

a) Un bail de cinq ans pour des espaces de bureau à un loyer annuel de 60 000 $ jusqu'en août 2012;

b) Un bail de cinq ans signé conjointement avec deux autres sociétés comportant un loyer annuel d'environ 150 000 $. Ces espaces ont été sous-louées jusqu'à la fin de la période du bail;

c) En janvier 2008, la Société a signé une entente d'acquisition de droit auprès de Minera Senda de Plata concernant la propriété La Chaparrita pour un montant total de 85 000 $ US payable comme suit :

- 15 000 $ US à la signature de l'entente,
- 15 000 $ US en juillet 2008, et
- 55 000 $ US en janvier 2009.

d) En janvier 2008, la Société a signé une entente d'acquisition de droit auprès de Marina Fernandez concernant la propriété Bolivar pour un montant total de 85 000 $ US payable comme suit :

- 15 000 $ US à la signature de l'entente,
- 15 000 $ US en juillet 2008, et
- 55 000 $ US en janvier 2009.

e) En janvier 2008, la Société a signé une entente de promesse d'achat avec l'État de Chihuahua afin d'acquérir le terrain à l'usine de Malpaso pour un montant total approximatif de 270 000 $ (2 874 143 pesos Mx).

f) En février 2008, la Société a signé une entente d'option avec Arnoldo Castañeda Martínez et Consoscio Minero Latinoamericano S.A de C.V. (« Martinez et Minero ») en vertu de laquelle la Société peut acquérir un intérêt de 100 % dans la propriété La Engañosa en effectuant des paiements totaux de 1 265 000 $ US comme suit :

   a) 65 000 $ US à la signature de la convention;
   b) 75,000 $ US après 6 mois suivant la date de signature;
   c) 75,000 $ US, après 12 mois suivant la date de signature;
   d) 150,000 $ US, après 18 mois suivant la date de signature;
   e) 200,000 $ US, après 24 mois suivant la date de signature;
   f) 300,000 $ US, après 30 mois suivant la date de signature;
   g) 400,000 $ US, après 36 mois suivant la date de signature.

   et en engageant des dépenses d'exploration de 300 000 $ US par année pendant trois ans.

   Les paiements de d) à g) (18 mois à 36 mois) peuvent être convertis au gré de Martinez et Minero en actions ordinaires de la Société si les actions de la Société transigent à un prix de 1,25 $ et plus. La propriété est sujette à une redevance de 2 % rachetable pendant une période de six ans à un prix de 1,5 million de dollars plus une royauté annuelle de 48 000 $ US après cinq ans.

g) En 2007, dans le cours normal des affaires, la Société a garanti un contrat de crédit-bail pour l'acquisition par un tiers (le «Créancier ») d'équipements de transport pour un montant approximatif de 400 000 $ (4 420 380 pesos Mx) en faveur du prêteur du Créancier. Le contrat de crédit-bail original avait un terme de douze mois à partir de la date de signature en mai 2007, et l'obligation du Créancier est garantie par les équipements de transport. De plus, la Société a avancé 115 000 $ US au Créancier. Le Créancier fournit des services de transport en vertu d'un contrat de service conclu avec la Société. En mars 2008, la Société a été informée que le Créancier était en défaut de paiement de son obligation. La Société n'a aucun lien sur les actifs du Créancier. La Société a conclu une entente avec le Créancier afin de garantir le remboursement de l'obligation du Créancier à même les paiements par la Société des charges de transport.

De plus, le 15 avril 2008, le Créancier a signé un billet à ordre en faveur de la Société, au montant de 500 000 US $ afin de garantir toute obligation éventuelle de la Société. En date du 24 avril 2008, le montant dû en vertu du contrat de crédit-bail est d'environ 170 000 $ (1 920 800 pesos Mx) et représente le risque maximum pour la Société en vertu de cette entente. Le solde de l'avance est d'environ 79 000 $ US. La Société est confiante qu'elle ne subira aucune perte résultant de cette transaction et par conséquent, aucune provision pour perte éventuelle n'a été enregistrée en regard à cette garantie dans les états financiers consolidés de la Société pour l'exercice terminé le 31 décembre 2007.

La juste valeur de la garantie au moment de la prise en compte initiale a été établie à 15 000 $.

h) La Société a élaboré un programme environnemental de dépenses en capital de l'ordre de 350 000 $ afin d'aménager un espace propice à la gestion des résidus miniers à l'usine de Malpaso. Les coûts relatifs à ce programme seront capitalisés lorsqu'ils sont encourus. Par conséquent, au 31 décembre 2007, aucune provision n'a été enregistrée à cet égard dans les comptes créditeurs et charges à payer.

De plus, afin que la Société exerce ses diverses options sur les propriétés minières, les paiements d'option et les dépenses d'exploration seront comme suit :

Année	Paiements relatifs aux options	Dépenses d'exploration	Total
	$	$	$
2008	193 278	859 473	1 052 751
2009	392 730	716 300	1 109 030
2010	494 000	296 400	790 400
2011	395 200	-	395 200

1.12 Arrangements hors bilan

La Société n'a conclu aucun arrangement hors bilan autre que celui décrit dans la section 1.11 h).

1.13 Opérations entre apparentés

Au cours de l'année, des sociétés contrôlées par des dirigeants de la Société ont fourni des services de gestion de projet et autres services corporatifs. Ces services sont indispensables pour la Société et ont été comptabilisés à la valeur du marché.

1.14 Nouvelles conventions comptables et adoptation initiale

Le 1er janvier 2007, Exploration Dia Bras inc. a adopté les nouvelles normes comptables du Manuel de l'Institut Canadien des Comptables Agréés relatives aux instruments financiers : « Résultats étendus » (chapitre 1530); « Capitaux propres » (chapitre 3251); « Instruments financiers – Comptabilisation et évaluation » (chapitre 3855) et « Modifications comptables » (chapitre 1506).

Chapitre 1530 – Résultats étendus

Le chapitre 1530 présente les nouvelles normes relatives à la présentation de certains produits, charges, gains ou pertes découlant d'opérations et d'autres événements autres qu'en rapport avec les propriétaires qui ne seraient autrement constatés immédiatement dans les résultats dans un état des résultats étendus. Cet état doit maintenant faire partie du jeu d'états financiers. L'incidence nette du résultat étendu (bénéfice ou perte) est présentée dans les Capitaux propres au bilan consolidé sous la rubrique « Cumul des autres éléments du résultat étendu ». Cette norme n'a eu aucun effet sur les états des financiers consolidés de la Société.

Chapitre 3251 – Capitaux propres

Le chapitre 3251 définit des normes pour la présentation des capitaux propres et des variations des capitaux propres à la suite des nouvelles recommandations du chapitre 1530, y compris les variations des capitaux propres au cours de la période découlant des autres éléments du résultat étendu. Le solde cumulé des variations du résultat étendu est compris dans le cumul des autres éléments du résultat étendu et présenté comme élément distinct des Capitaux propres. Cette nouvelle norme n'a eu aucun impact sur les états financiers consolidés de la Société.

Chapitre 3865 – Couvertures

Le chapitre 3865 développe les directives de la note d'orientation concernant la comptabilité n° 13, *Relations de couverture,* et établit des normes qui précisent quand et comment on peut appliquer la comptabilité de couverture ainsi que des normes de divulgation. Au 31 décembre 2007, la Société n'avait aucune opération de couverture.

Chapitre 3855 – Instruments financiers – Comptabilisation et évaluation

Le chapitre 3855 établit des normes qui précisent quand et à quel montant un instrument financier doit être présenté au bilan. Il établit également les normes de présentation des gains ou pertes relatifs aux instruments financiers. Le chapitre recommande ce qui suit :

i) Tous les instruments financiers doivent être évalués à la juste valeur lors de la comptabilisation initiale et certains instruments financiers doivent être mesurés à leur juste valeur postérieurement à leur comptabilisation initiale.

   Les actifs financiers doivent être répartis dans l'une des quatre catégories suivantes :

   - Détenus jusqu'à échéance (évaluation au coût);
   - Prêts et créances (évaluation au coût après amortissement);
   - Détenus à des fins de transaction (évaluation à la juste valeur et constatation immédiate dans les résultats de toute variation de la juste valeur);
   - Disponibles à la vente, y compris les instruments de capitaux propres, des instruments détenus jusqu'à échéance qu'une entité désigne comme disponibles à la vente et tout actif financier qui n'entre dans aucune autre catégorie (évaluation à la juste valeur et variations dans la juste valeur cumulées dans le « Cumul des autres éléments du résultat étendu » jusqu'à la cession de l'actif.

ii) Les passifs financiers qui sont détenus à des fins de transaction, lesquels doivent être évalués à la juste valeur. Les autres passifs financiers sont mesurés à leur coût amorti selon la méthode du taux d'intérêt effectif.

iii) Tous les instruments dérivés sont présentés au bilan à leur juste valeur même s'ils font partie d'une relation de couverture effective.

Incidence de la mise en application du chapitre 3855

L'incidence sur les états financiers consolidés de la mise en application du chapitre 3855 est comme suit :

a) Les placements de la Société dans des titres cotés sont classés comme actifs financiers détenus à des fins de transaction et sont mesurés à leur juste valeur. En vertu de ce classement, toute variation de leur juste valeur entre deux dates de bilan est comptabilisée à l'état des résultats, résultat étendu et déficit consolidés.

b) Les placements de la Société dans des bons de souscription sont des instruments dérivés classés comme étant détenus à des fins de transaction et mesurés à leur juste valeur. Au cours de 2007, toute variation de leur juste valeur entre deux dates de bilan a été comptabilisée à l'état des résultats, résultat étendu et déficit consolidés.

c) À la suite de la mise en application du chapitre 3855, la Société a enregistré les ajustements suivants en date du 1er janvier 2007 dans ses états financiers consolidés :

   i) Une augmentation de 399 500 $ des placements temporaires, soit l'ajustement à la juste valeur des titres cotés et des bons de souscription.

   ii) Une diminution de 399 500 $ du déficit, soit l'ajustement à la juste valeur des titres cotés et des bons de souscription (après impôts canadiens établis à néant). La Société a fixé la date de transition pour les dérivés incorporés au 1er avril 2003.

d) Ventes de concentrés – À compter du 1er janvier 2007, les ajustements relatifs au règlement final sont comptabilisés dans l'état des résultats, du résultat étendu et déficit consolidés plutôt qu'à titre d'ajustement du montant de ventes de concentrés qui, avant la mise en production commerciale, sont comptabilisées en réduction des frais d'exploration reportés correspondants.

   La variation de la provision pour règlement final qui est due à la variation du cours du marché des produits de base et des taux de change à la date de chaque bilan est également comptabilisée dans l'état des résultats, résultat étendu et déficit consolidés.

Coûts de transaction

Le 1er juin 2007, le Comité sur les problèmes nouveaux de l'Institut canadien des comptables agréés (« CICA ») a publié l'Abrégé n° 166, *Choix de méthode comptable pour les coûts de transactions (CPN-166)*. Ce CPN traite du choix entre la comptabilisation des coûts en résultat net et l'ajout des coûts liés à l'acquisition d'actifs ou de passifs financiers non classés comme étant détenus à des fins de transaction. Plus précisément, il faut utiliser la même méthode pour tous les instruments financiers semblables non classés comme étant détenus à des fins de transaction. Une autre méthode peut être utilisée pour les instruments financiers qui sont différents. La Société a adopté, à partir du 1er octobre 2007, le CPN-166 qui exige une application rétrospective à tous les coûts de transaction comptabilisés conformément au chapitre 3855 du Manuel de l'ICCA, *Instruments financiers – Comptabilisation et évaluation*. La Société a évalué l'incidence du CPN-166 et déterminé qu'aucun ajustement n'était nécessaire.

Chapitre 1506 - « Modifications comptables»

À partir du 1er janvier 2007, la Société a adopté le nouveau chapitre 1506 du Manuel de l'ICCA, *Modifications comptables*, en vertu duquel a) une entité peut procéder à un changement volontaire de méthodes comptables si le changement a pour résultat des informations fiables et plus pertinentes; b) lors d'un changement de méthodes comptables, les données des périodes précédentes doivent être divulguées ainsi que les raisons du changement; et c) dans le cas d'un changement d'estimations comptables, la nature et le montant du changement doivent être divulgués. De plus, ce chapitre exige que certaines informations soient divulguées lorsqu'une entité n'a pas appliqué une nouvelle source première de principes comptables généralement reconnus publiée mais non encore entrée en vigueur. La Société présente cette divulgation ci-après.

La Société n'a fait aucun changement volontaire de méthodes comptables depuis l'adoption de cette norme révisée.

Normes comptables émises mais non encore entrées en vigueur

L'ICCA a publié les chapitres suivants du Manuel et de nouvelles recommandations qui seront adoptées par la Société à partir du 1er janvier 2008.

i) Le chapitre 3862, *Instruments financiers – informations à fournir*, présente les informations à fournir qui permettent d'évaluer l'importance des instruments financiers au regard de la situation financière et de la performance financière de l'entité et la nature et l'ampleur des risques découlant des instruments financiers auxquels l'entité est exposée ainsi que la façon dont l'entité gère ces risques. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

ii) Le chapitre 3863, *Instruments financiers – présentation*, établit des normes de présentation pour les instruments financiers et les dérivés incorporés. Il décrit plus en détails les normes présentées au chapitre 3861, *Instruments financiers – information à fournir et présentation*. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

iii) Le chapitre 1535, *Informations à fournir concernant le capital*, établit des normes pour la divulgation d'informations sur le capital de l'entité et la façon dont il est géré. Il décrit la divulgation des objectifs, politiques et procédures de gestion du capital, les données quantitatives données sur les éléments que la Société considère comme capital, le fait que la Société s'est conformée à toute exigence en matière de capital, ou le cas échéant, les conséquences de la non-conformité. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

iv) Le chapitre 1400, *Normes générales de présentation des états financiers*, a été modifié pour y inclure les exigences relatives à l'évaluation et la divulgation de la capacité de l'entreprise à poursuivre son exploitation. Les nouvelles normes s'appliquent aux états financiers intermédiaires et annuels relatifs aux exercices ouverts à compter du 1er janvier 2008. Ces nouvelles recommandations n'auront aucune incidence sur les états financiers consolidés de la Société qui évalue déjà sa capacité à poursuivre son exploitation.

v) Le chapitre 3031, *Stocks*, remplace le présent chapitre 3030. Le nouveau chapitre prévoit que les stocks doivent être mesurés au « moindre du coût et de la valeur de réalisation nette », ce qui diffère de la directive actuelle qui réfère au « moindre du coût et de la valeur du marché ». Le nouveau chapitre exige également, s'il y a lieu, que toute reprise de dépréciation précédemment enregistrée soit comptabilisée. La nouvelle norme comptable et tout amendement qui en découle entreront en vigueur, pour la société, le 1er janvier 2008. La Société évalue présentement l'incidence sur les états financiers consolidés de l'adoption de ce nouveau chapitre.

1.15 PRINCIPALES CONVENTIONS COMPTABLES

Instruments financiers – Comptabilisation et évaluation

(Se reporter à la note 1.14)

Cette politique représente une politique principale car elle a un impact sur les résultats d'opérations consolidés. En effet, l'instrument dérivé incorporé dans les contrats de ventes de concentrés est, depuis le 1er janvier 2007, évalué à la valeur marchande à la date de chaque bilan avec les changements correspondants de valeur enregistrés dans l'état des résultats, résultat étendu et déficit consolidés. Avant le 1er janvier 2007, le changement de valeur à la date de règlement final était comptabilisé comme un ajustement aux ventes et ainsi en réduction des coûts et frais d'exploration reportés afférents conformément à la politique comptable de la Société.

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuel, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les éléments pour lesquels la direction utilise son jugement sont les provisions pour mauvaises créances, l'évaluation des instruments dérivés incorporés, la juste valeur des placements temporaires, les évaluations d'actifs miniers, les passifs éventuels et les impôts futurs. Les résultats réels peuvent différer de ces estimations de façon importante.

Actifs miniers

Les actifs miniers sont composés de droits et d'options pour acquérir un intérêt dans des propriétés minières, de frais d'exploration reportés, de terrain, de bâtiments et d'équipements d'exploration, de stocks de pièces et fournitures qui serviront à l'exploration et de dépôts sur de futurs actifs miniers. Tous les coûts directement liés aux projets à l'étranger sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à l'établissement de la rentabilité économique du projet où ils seront alors transférés aux immobilisations corporelles. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La récupération est considérée comme incertaine lorsqu'il n'y a pas de ressources financières disponibles pour une zone d'intérêt pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels. Les zones d'intérêt sont déterminées par projet.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats, résultat étendu et déficit consolidés. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote avant le début de la production commerciale sont présentés en réduction des coûts et frais d'exploration reportés et sont reconnus une fois les conditions suivantes satisfaites :

- des preuves convaincantes d'une entente existent;
- la livraison a eu lieu selon les termes de l'entente;
- le prix est fixé ou déterminable; et
- le recouvrement est assuré de façon raisonnable.

Les concentrés de la Société sont vendus en vertu d'ententes qui prévoient que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. Le prix du concentré est provisoirement établi à la date de livraison selon les prix à terme pour le mois prévu de règlement final. Toute variation subséquente du prix est comptabilisée à l'état des résultats, résultat étendu et déficit consolidés.

Le cas échéant, tout excédent du revenu cumulé des ventes de concentrés du programme pilote sur les coûts et frais d'exploration cumulés afférents, est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, selon le cas; ou iii) la propriété soit abandonnée.

La Société estime que la production commerciale à la propriété Mine Bolivar débutera au plus tard à la fin de l'exercice financier 2009. La production commerciale a été définie comme étant le stade auquel le niveau de production atteindra 65 % de la capacité totale d'une usine sur le site pendant 90 jours consécutifs au cours d'une période d'au plus six mois.

Ceci représente une politique comptable principale du fait qu'elle a un impact sur la présentation des revenus et dépenses relatives aux activités minières, qui sont actuellement présentées en réduction des frais d'exploration reportés au lieu d'être inclus dans la détermination du bénéfice net dans l'état des résultats, résultat étendu et déficit consolidés.

Le stock de concentré du programme pilote est comptabilisé au moindre du coût et de la valeur nette de réalisation.

Obligations liées à la mise hors service d'immobilisations

Les obligations liées à la mise hors service d'immobilisations sont comptabilisées à leur juste valeur dans l'exercice au cours duquel la Société contracte une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts de cette obligation sont ajoutés à la valeur comptable de l'actif et amortis sur la durée restante de sa vie utile. La valeur actualisée est ajustée en utilisant un taux d'intérêt sans risque.

Ceci représente une politique comptable principale. En effet, la Société, basée sur sa revue du statut de ses opérations sous les lois environnementales en vigueur au Mexique, a déterminé qu'elle n'avait actuellement aucune obligation liée à la mise hors service d'immobilisations et par conséquent n'a pas comptabilisé de provision à cet égard.

Dans l'optique de l'éventuelle étude de faisabilité, la Société va commander une étude d'impact environnemental à Bolivar à la suite de laquelle une obligation liée à la mise hors service d'immobilisations pourrait naître. Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans l'exercice au cours de laquelle naîtra l'obligation.

1.16 INSTRUMENTS FINANCIERS ET AUTRES

Autres que les investissements à court terme et la garantie (se reporter à la section 1.11 g)), la Société n'utilise pas d'instruments dérivés. Toutefois, la direction considère qu'il existe un instrument financier dérivé intégré dans ses contrats de ventes de concentrés.

1.17 RISQUES ET INCERTITUDES

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la Société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la Société résulteront dans la découverte de gisements commercialement rentables.

La Société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

Les prévisions de production futures des activités d'exploitation pilote de la mine Bolivar sont issues du plan de mine préparé en 2007 et subséquemment revu et/ou révisé par la direction. Ces prévisions sont sous réserves de modifications. La Société ne peut donner aucune assurance qu'elle réalisera ses estimations de production. Le défaut d'atteindre les estimations de production prévues pourrait avoir un effet défavorable important sur les flux monétaires futurs de la Société, les résultats du programme pilote et la situation financière future de la Société.

La production actuelle pourrait différer des estimations en raison des risques inhérents décrits ci-dessus ainsi que pour d'autres raisons telles que les suivantes:

- les teneurs, tonnage, métallurgie et autres caractéristiques du matériel extrait peuvent être différents des prévisions;
- la dilution minière;
- l'effondrement des murs de rampe ou glissement de terrains;
- les problèmes de ventilation et de température sous terre;
- les accidents de travail;
- les bris d'équipement;
- les phénomènes naturels tels que les intempéries, inondations, tremblements de terre et autres sinistres;
- les formations géologiques inhabituelles ou inattendues;
- les variations dans les prix de l'énergie et les pannes d'énergie;
- la rupture des stocks de fournitures nécessaires aux opérations telles que les explosifs, le gaz, les réactifs chimiques, l'eau, les pièces de remplacement et les lubrifiants; et
- les réglementations imposées par les organismes gouvernementaux.

Titres de propriété

La Société prend des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la Société ne seront pas contestés. Les titres de propriétés peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés (se reporter aux notes 8 et 19 des états financiers consolidés vérifiés au 31 décembre 2007).

Besoins en capitaux

L'exploration, la mise en valeur, le traitement et l'exploitation des propriétés de la Société exigeront un financement supplémentaire considérable. Les seules sources de fonds disponibles pour la Société sont l'émission de capital-actions, l'emprunt et la vente de concentrés provenant du programme pilote. Il n'existe aucune assurance que de tels financements seront disponibles à la Société ni qu'ils le seront selon des modalités favorables à la Société ou qu'ils seront suffisants pour répondre aux besoins de la Société, ce qui pourrait avoir une incidence négative sur les affaires de la Société et sur sa situation financière. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production sur l'une ou l'ensemble des propriétés de la Société, et même occasionner la perte de sa participation dans une propriété.

Réglementation et exigences environnementales

Les activités de la Société nécessitent l'obtention de permis auprès de diverses autorités gouvernementales et sont régies par des lois et des règlements sur l'exploration, la mise en valeur, l'exploitation, la production, les exportations, les impôts, les normes du travail et la sécurité au travail ainsi que sur l'environnement et autres questions. Des coûts supplémentaires et des retards peuvent être occasionnés par la nécessité de se conformer aux lois et règlements. Si la Société ne pouvait obtenir ou renouveler les licences, permis ou approbations, elle pourrait être forcée de réduire ou cesser ses activités d'exploration ou de mise en valeur.

Risque des prix des métaux de base

La Société est exposée au risque lié au prix des métaux car le règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société n'utilise pas d'instruments dérivés pour éliminer le risque.

Risques non assurés

Les activités de la Société sont assujetties à certains risques et dangers, dont des conditions environnementales difficiles, des accidents industriels, des conflits de travail, des conditions géologiques inusitées ou inattendues, des glissements de terrain ou de talus, des éboulements et des phénomènes naturels tels que des conditions météorologiques défavorables, des inondations et des tremblements de terre. De tels événements pourraient occasionner des dommages environnementaux ou autres aux propriétés ou installations de production de la Société ou aux propriétés d'autres sociétés, des blessures corporelles ou des décès, des retards dans l'exploitation minière, des pertes monétaires, et de possibles responsabilités légales.

Risque de change

La Société réalise ses ventes de concentrés et une partie de ses achats en devises principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs (créditeurs) clients, les taxes à la consommation et autre débiteurs, les comptes créditeurs et charges à payer, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et équivalents de trésorerie, les débiteurs (créditeurs) clients et les taxes à la consommation et autres débiteurs. La Société conserve presque toute sa trésorerie et équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, selon la direction, le risque de crédit relié à la non performance des tierces parties est faible. La totalité du compte débiteurs (créditeurs) clients de la Société concerne un seul client et représente un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente, selon la direction, un risque de crédit normal.

Risque de taux d'intérêt

Les débiteurs (créditeurs) clients et les comptes créditeurs et charges à payer de la Société ne portent pas intérêt. La trésorerie et les équivalents de trésorerie portent intérêt à des taux variables et fixes.

1.18 PERSPECTIVES

Objectifs 2008

- Programme d'exploration agressif pour accroître et surclasser les ressources connues au site Bolivar;
- Poursuivre l'exploration et les tests métallurgiques à Cusi pour établir la première évaluation des ressources et procéder au démarrage d'un programme d'exploitation pilote;
- Initier une étude de faisabilité au site Bolivar pour obtenir les paramètres d'une éventuelle production à grande échelle, y compris la construction d'une usine de taille adéquate sur le site;
- Évaluer le plein potentiel de la nouvelle propriété récemment acquise – La Engañosa;
- Traiter 144 000 tonnes de matériel de teneur moyenne de 1,4 % Cu et 8,0 % Zn pour une valeur de production estimative de 24 millions de dollars américains;
- Potentiel d'exploration à l'extérieur des sites des anciennes mines dans la région de Bolivar et de Cusi;
- Programme d'amélioration des coûts dans tous les secteurs de la Société.

La Société a prévu pour 2008 un programme d'exploration de 5,0 millions de dollars qui sera partiellement financé par les flux monétaires positifs générés par le programme d'exploitation pilote de Bolivar. Le programme inclura un total de 35 000 mètres de forage d'exploration sur ses deux projets Bolivar et Cusi.

La Société a reçu une recommandation positive du rapport de l'évaluation préliminaire conforme au règlement 43-101 de Géostat International et poursuivra son plan d'action en termes d'engagement d'exploration, pour amener le projet de Bolivar au prochain niveau en vue d'atteindre le stade de production commerciale.

Le programme d'exploitation pilote de Bolivar a pour objectif d'accélérer l'étude de faisabilité. La Société a pour but précis d'évaluer la construction d'une usine sur le site de Bolivar depuis l'acquisition de la propriété et le commencement du programme pilote en 2005. L'année 2008 sera très importante pour la réalisation de cet objectif.

Le forage aura comme objectif l'augmentation des ressources mesurées et indiquées dans le secteur Bolivar Alta Ley particulièrement à l'intérieur des lentilles de sulfure massif, Titanic et Selena, le long du corridor Fernandez sur lequel un total de 10 000 mètres de forage est prévu.

Le forage d'exploration de 5 000 mètres additionnels est prévu pour démontrer le potentiel de volume du matériel en vrac à Bolivar en vue d'évaluer l'extension de la direction des horizons des skarns supérieur et inférieur le long du corridor La Montura.

1.19 CONTRÔLES ET PROCÉDURES

Contrôle interne à l'égard de l'information financière

La direction a conçu un système de contrôle interne de façon à fournir une assurance raisonnable quant à la fiabilité de l'information financière et à la préparation des états financiers consolidés à être publiés conformément aux principes comptables généralement reconnus du Canada.

Au 31 décembre 2007, le chef de la direction et le chef des opérations financières ont évalué la conception des contrôles internes de la Société à l'égard de l'information financière.

Au cours de ce processus d'évaluation, il a été déterminé qu'il existait des déficiences dans la conception des contrôles internes à l'égard :

- des procédures de démarcation concernant les charges de transport : des contrôles spécifiques seront implantés afin de s'assurer d'une bonne évaluation de la provision pour services de transport non facturés;
- du processus d'évaluation des ventes : des nouvelles procédures ont été implantées afin d'assurer l'utilisation des prix futurs appropriés à la date de constatation des ventes.

En 2007, la Société a embauché un employé pour réviser, entre autres, les calculs des impôts futurs au Mexique. Ce changement important dans le contrôle interne survenu au cours du trimestre terminé le 31 décembre 2007 a amélioré sensiblement le contrôle interne à l'égard de l'information financière relatif au calcul et à la présentation des impôts futurs de la Société.

Contrôle et procédure de communication de l'information

La direction est responsable de la conception et de l'efficacité des contrôles et procédures de communication de l'information de façon à fournir une assurance raisonnable que toute l'information importante reliée aux activités de la Société soit connue par les dirigeants qui attestent les documents annuels.

Le chef de la direction et le chef des opérations financières ont évalué l'efficacité des contrôles et procédures de communication de l'information à la fin de l'exercice terminé le 31 décembre 2007. Sur la base de cette évaluation, le chef de la direction et le chef des opérations financières ont conclu qu'en date de fin d'exercice, soit le 31 décembre 2007, il existait une déficience au niveau du contrôle et de la procédure de communication de l'information relative aux engagements de la filiale mexicaine. Afin de remédier à cette déficience, une mesure additionnelle a été mise en place afin d'assurer la transmission et la divulgation complètes des engagements importants pris par la filiale mexicaine. Tous les gérants seront appelés à compléter et signer un rapport sur une base mensuelle qui énumère tous les engagements de la filiale dont ils sont informés pour la période donnée.

1.20 AUTRES

a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site Web de la Société à www.diabras.com.

b) i) RÈGLEMENT 51-102 – PAR. 5.3

Analyse des coûts et frais d'exploration reportés :

	Bolivar	Cusi	Promontorio	Pour l'exercice terminé le 31 décembre 2007 Total	Pour l'exercice terminé le 31 décembre 2006 Total
	$	$	$	$	$
Solde au début de l'exercice	3 285 792	7 188 433	1 197 930	11 672 155	13 537 347
Coûts et frais d'exploration reportés					
Coûts d'acquisition et frais y afférents	305 370	1 140 646	-	1 446 016	3 491 849
Échantillonnage	980 021	1 194 001	-	2 174 022	393 403
Consultation en géologie et gestion	745 555	597 724	-	1 343 279	1 361 780
Levé géophysique	-	-	-	-	6 915
Forage et mise en valeur	5 079 736	4 185 595	-	9 265 331	5 863 818
Traitement à l'usine pilote et tests métallurgiques	4 404 805	726 934	-	5 131 739	3 538 455
Supervision et administration locales	624 334	313 645	1 652	939 631	1 341 295
Transport	9 438 703	560 724	-	9 999 427	6 969 213
Chemins	12 417	133 305	-	145 722	15 993
Camps	1 777 742	1 039 662	-	2 817 404	1 430 355
Amortissement des bâtiments et équipements d'exploration capitalisés	2 739 746	786 545	146	3 526 437	1 686 739
Rémunération à base d'actions	573 794	198 941	163	772 898	1 001 173
	26 682 223	10 877 722	1 961	37 561 906	27 100 988
Radiation d'actifs miniers – coûts et frais d'exploration reportés	-	-	(1 199 891)	(1 199 891)	(147 635)
Ventes de concentrés provenant du programme pilote	(24 056 537)	-	-	(24 056 537)	(35 588 838)
	2 625 686	10 877 722	(1 197 930)	12 305 478	(8 635 485)
Transfert à excédent de recouvrement des coûts – exploitation pilote	(2 506 851)	-	-	(2 506 851)	6 770 293
	118 835	10 877 722	(1 197 930)	9 798 627	(1 865 192)
Solde à la fin de l'exercice	3 404 627	18 066 155	-	21 470 782	11 672 155

(ii) RÈGLEMENT 51-102 – PAR. 5.4

Divulgation au 29 avril 2008 des données relatives aux titres en circulation

Actions ordinaires : 111 501 269

Options en circulation : 10 518 333

Nombre d'options	Prix de levée $	Date d'échéance
600 000	0,85	octobre 2008
930 000	0,75	août 2009
400 000	0,75	février 2010
1 313 333	0,30	septembre 2010
125 000	0,22	septembre 2010
2 455 000	0,40	février 2011
1 890 000	0,90	septembre 2011
40 000	0,98	janvier 2012
1 735 000	1,10	avril 2012
250 000	1,28	juin 2012
150 000	1,25	juillet 2012
300 000	0,89	octobre 2012
330 000	0,61	avril 2013

Renseignements sur la Société

SIÈGE SOCIAL

Bureau 2750
600, boul. de Maisonneuve Ouest
Montréal (Québec) H3A 3J2

Tél. : (514) 393-8875
Téléc. : (514) 393-8513

BOURSE

Bourse de croissance TSX
Symbole de cotation : DIB

VÉRIFICATEURS

PricewaterhouseCoopers s.r.l./s.n.c.r.l
Bureau 2800
1250, boulevard René-Lévesque Ouest
Montréal (Québec) H3B 2G4

AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Services aux investisseurs Computershare Inc.

RELATIONS AVEC LES INVESTISSEURS

Nathalie Dion
Responsable des relations avec les investisseurs
Tél. : (514) 393-8875, p. 241
Courriel : ndion@diabras.com

Léonard Teoli
Chef des opérations financières
Tél. : (514) 393-8875, p. 226

SITE INTERNET

www.diabras.com

ADMINISTRATEURS

Thomas L. Robyn
Président du conseil

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

DIRIGEANTS

Thomas L. Robyn, Ph. D.
Président du conseil

Daniel Tellechea
Président et chef de la direction

François Auclair, M.Sc., Geo., FGAC
Vice-président de l'exploration

Léonard Teoli, C.A.
Chef des opérations financières

Luce L. Saint-Pierre, LL.B., C.A.
Secrétaire

File No. 82-34990

DIA BRAS exploration

TSX Venture Exchange - DIB

No. 11 - 2008

DIA BRAS ANNOUNCES RESULTS FROM ITS BOLIVAR PILOT-MINING PROGRAM FOR THE FIRST QUARTER 2008

Montréal, Québec - May 15, 2008 - Dia Bras Exploration Inc. (DIB-V) is pleased to report the first quarter 2008 results from its Bolivar pilot-mining program in Chihuahua, Mexico.

Highlights

- Production value of US$6.9 million in Q1-2008, a 32.69% increase over Q1-2007
- Record production of copper concentrate with 2,249 DMT produced
- Costs improvement contributes to generate a US$3.8 M direct operating cash margin

During the first quarter of 2008, the Company processed 32,595 tonnes of material from the Bolivar Mine property averaging grades of 2.35% Cu and 7.26% Zn, producing 2,249 DMT of copper concentrate and 3,448 DMT of zinc concentrate compared with 30,014 tonnes of material processed, with average grades of 1.34% Cu and 6.77% Zn, producing of 1,172 DMT of copper concentrate and 2,987 of zinc concentrate in 2007.

First quarter production value amounted US$6.9 million, a 32.69% increase over last year's corresponding period value of US$5.2 million. The increase in production value compared to Q1-2007 is mostly attributable to higher copper grades, the strong performance of copper market prices and increased mill throughput. Increased production value from higher zinc grades compared to last year period was offset by the decrease in zinc market prices during the quarter.

A summary of comparative statistics for 2008 and 2007 is shown in the table below.

BOLIVAR PILOT MINING / Summary of the First Quarter 2008

	Forecast Q1-2007	**Actual Q1-2008**	Actual Q1-2007	% Variation 2008 over 2007
Tonnes processed	32,000	**32,595**	30,014	8.60
Daily throughput	366	**373**	343	8.75
Copper grade	1.40%	**2.35%**	1.34%	75.37
Zinc grade	8.00%	**7.26%**	6.77%	7.23
Copper recovery	82.00%	**88.33%**	81.62%	8.22
Zinc recovery	88.00%	**80.81%**	84.61%	(4.49)
Copper concentrate production DMT	1,355	**2,249**	1,172	91.89
Zinc concentrate production DMT	3,949	**3,448**	2,987	15.43
Total production of copper (pounds)	806,560	**1,479,684**	722,259	104.86
Total production of zinc (pounds)	4,962,446	**4,391,251**	3,788,150	15.92
Average price of copper per pound, $US	$2.80	**$3.45**	$2.69	28.25
Average price of zinc per pound, $US	$1.00	**$1.08**	$1.57	(31.21)
(In US$ millions)				
Total net smelter production value[(1)(2)(3)]	$5.3 M	**$6.9 M**	$5.2 M	32.69
Direct operating cash costs (including development)[(1)(2)(3)]	$3.1 M	**$3.1 M**	$3.7 M	(16.2)
Direct operating cash margin (FOB Malpaso Mill)[(1)(2)(3)]	$2.2 M	**$3.8 M**	$1.5 M	153.3
Operating cash costs/DMT (including development)[(1)(2)(3)]	$98.00	**$95.59**	$121.97	(21.6)

(1) Non-GAAP measures: The Company reports net smelter production value (net treatment of refining charges), direct operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Net smelter production value is calculated using quarterly average current metal prices which may be different from final prices

(3) Before amortization

The Company's total concentrate production is sold to MRI Trading AG (« MRI »), a Swiss-based, privately-owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total sales during the quarter amounted to US$6.75 million (US$5.69 million in the corresponding period of 2007). Total provisional billings to MRI during the quarter amounted to US$6.9 million. In addition during the quarter, the Company settled negative final billings related to 2006/2007 shipments in the net amount of (US$1.1 million).

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought to commercial production. The Company expects to complete sufficient exploration work on the Bolivar property and extensions to start a feasibility study in 2008.

The Company's current cash position is approximately US$3.4 million.

Annual General Meeting of Shareholders

The Company invites you to attend its Annual General Meeting of Shareholders to be held at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montréal, Québec, at 10:00 a.m. (local time) on June 4, 2008. The Company will present a review of the past year, its first quarter 2008 results and will also provide an update on its operations and development projects. The presentation will also be available on Dia Bras' Website, www.diabras.com.

About Dia Bras

Dia Bras is a Canadian mining and exploration company focused on precious and base metals in the Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico, and La Engañosa copper-silver property in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875 ext. 241

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 12- 2008

DIA BRAS DRIFTS INTO NEW HIGH-GRADE BORNITE ZONE AT ITS BOLIVAR MINE, CHIHUAHUA, MEXICO

Montréal, Québec – May 28, 2008– **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to report that during the course of its pilot-mining activities at its Bolivar Mine (Alta Ley) property, a new wide zone of copper-zinc mineralization has been exposed below the San Angel zone on Level 2 of the mine. A highly altered granodiorite dyke, of variable width (5-20 metres), carrying bornite mineralization and producing a halo of alteration and copper-zinc mineralization on its margins, has been exposed in the workings.

"The discovery of this new zone is very exciting" says François Auclair, Vice-President, Exploration. "The presence of abundant bornite indicates that the zone is a higher-temperature portion of the mineralizing system that generated the Bolivar mineralization. This is the second important bornite zone that we have encountered, the first being at El Gallo several hundred metres south of this one (see press release April 8, 2008). The granodiorite dyke displays strong alteration and mineralization, and could be one of the feeder systems of the Upper Skarn horizon of the Bolivar mine. Furthermore, the fact that we have intersected the dyke in drill holes more than 125 metres ESE of the Selena workings indicates potential for a large volume of Cu-Zn rich mineralized rock in this area, thereby adding more value to our Bolivar mine."

To view the San Angel mineralization pictures please visit the following link:
http://www.diabras.com/en/newscenter/2008/Pr12PicturesSanAngelMineralization.pdf

The dyke can be traced from Level 2 to Level 8 of the mine, a vertical extent of at least 100 metres, and over a lateral distance of approximately 125 metres in an ENE direction, in the Breccia Linda trend, about 25 metres below the mined out Breccia Linda zone. Mineralisation associated with the dyke had been intersected by drilling in 2004, but at the time its importance was not properly recognised (DB04B098: 215m to 218m core length: 2.28% Cu, 15.62% Zn, 21.6 g/t Ag and 0.05 g/t Au). The dyke is inferred to be the feeder for the manto-type mineralization of the Breccia Linda.

The Breccia Linda was the largest and richest zone of ore shoot discovered, developed and mined by Dia Bras.

To view surface plan of the Bolivar underground workings and mineralized trends please visit the following link: http://www.diabras.com/en/newscenter/2008/Pr12BolivarAltaLeyUndergroundWorkings.pdf

Additional detailed drilling and drifting will be required to determine the dyke's overall size and continuity. A 10,000 metres definition drill program underway is expected to result in an increase of the measured and indicated resources at the Bolivar Atla Ley sector, especially within the known Titanic and Selena massive sulphide lenses (along the Fernandez trend) and also along this newly discovered zone.

The granodiorite dyke strikes ENE, but appears to be truncated or dismantled along its trend. In the San Angel zone, it displays a stock-like appearance - wider and thicker - and appears to be underneath the usual mineralisation of the Upper Skarn. At the moment, it can be traced for at least 125 metres along strike, with variable widths ranging from 5 to 20 metres. At its contact with the surrounding skarn, it displays strong metasomatic and metamorphic aureole interaction with the surrounding host skarn or andesitic dyke, where hornfels and skarn were generated within marble layers. These contacts are themselves mineralised with sphalerite, chalcopyrite, bornite, magnetite, and silver sulphides. It is possible that this mineralization could connect with the Selena Inferior zone, observed on level 8-990 and in holes 200 and 213.

Mineralisation of sphalerite, chalcopyrite, bornite and magnetite is found encapsulated in the andradite-grossularite skarns as well as in the wollastonite marble. The mineralization is present in many different forms: massive bodies, in fracture-filling of the wallrocks, and disseminated.

In the San Angel zone, the highest assays were found in sample 23-100505 with 21.89% Zn and in sample 7-121214 with 15.70% Cu. The table below shows selected samples from this zone. From all the samples collected, average grades of 1.5% - 2.0% Cu, 5% - 7% Zn and 50 - 80 g/t Ag were found. However, some are still pending, and the table of all the samples collected can be viewed at the following link http://www.diabras.com/en/newscenter/2008/Pr12CompleteSampleAssaysSanAngel.pdf

Selected samples of the San Angel Zone

Variable			
Sample	Cu %	Zn %	Ag g/t
100505	1.83	21.89	60
121198	1.70	11.07	50
121199	0.19	3.28	20
Sub Level 840 SAN ANGEL			
Sample	Cu %	Zn %	Ag g/t
121209	3.03	20.7	40
121214	15.70	19.43	190
121215	1.83	8.74	30
Sub Level 850 SAN ANGEL			
Sample	Cu %	Zn %	Ag g/t
121236	3.22	2.69	240
121270	3.89	1.16	210
121271	2.87	0.22	290
121272	3.07	3.29	280
121276	3.11	0.48	300
121277	7.10	1.61	610
121278	1.05	16.07	70
121202	3.75	21.51	50
121252	2.23	12.16	150
121299	1.00	12.81	10

To view the San Angel / A060 S09825 Section please visit the following link:
http://www.diabras.com/en/newscenter/2008/Pr12SanAngelSection.pdf

To view the location map of the grabe samples collected at Level 2 - Ramp 860 and table of assays please visit the following link:
http://www.diabras.com/en/newscenter/2008/Pr12SanAngelExcavationSampling.pdf

Method of analysis

Samples from underground working at Bolivar have been analysed at the Nichromex lab facilities in Malpaso, Chihuahua state, Chihuahua. Samples are analysed for Cu, Zn, Pb and Ag by AA.

Core drill holes samples were prepared at the Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods at their facilities in Vancouver, Canada. Diamond drill samples sent for analysis consisted of half NQ-size diamond core split on-site, prepared by the ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex.

Quality control

The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both Roscoe Postle and Associate's NI43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair. P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Engañosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

François Auclair
VP Exploration
Dia Bras Exploration
(514) 393-8875

Forward-looking statements:
Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 13 - 2008

Dia Bras Samples up to 5,140 g/t Silver at La Reina Sector, Southern Cusi Silver District

Montréal, Québec – May 30, 2008– **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report results from its large-scale exploration program for the La Reina sector of its Cusi property, located in the State of Chihuahua, Mexico.

A wide-scale prospecting, mapping and sampling program was undertaken in March and April in the La Reina sector of the Cusi property. The program has revealed the presence of a number of gold-silver veins and breccias both from known historical producers and from zones unexplored in the past. In total, 446 samples were taken and sent for analyses. Assays have been received for 429 samples at the moment (96%). **Eight samples returned values greater than 1,000 g/t Ag, 16 with values over 500 g/t Ag, 40 values above 300 g/t Ag and more than 188 samples (42%) returned results exceeding 100 g/t.**

The highest grade sample came from the La Reina structure, which assayed **5,140 g/t Ag, 1.67 g/t Au and 7.64% Pb**. The sample is from a brecciated quartz stringer with chlorite, limonite and manganese oxide. The most impressive results came from the El Zorro area, where a series of chip and channel samples revealed high gold and silver, with one chip sample assaying **31.5 g/t Au and 490 g/t Ag**, with traces of copper, zinc and lead. This sample was collected in a highly fractured quartz stockwork with limonite coating.

High-grade precious and base metal assays were further observed in samples from the Coyote sector where **a 1.0-metre chip channel sample yielded 12.1 g/t Au, 1,500 g/t Ag, 0.06% Zn, 0.02% Cu and 0.10% Pb while a 1.3-metre channel sample assayed 16% Zn, 0.47% Cu, 0.22% Pb, 45 g/t Ag and 0.06 g/t Au. A grab sample in the old muck pile yielded a spectacular 10.90% Zn, 12.45% Cu, 0.26% Pb, 114 g/t Ag and 0.22 g/t Au.**

These results are very encouraging, and a drill program is planned for the fall of 2008 to follow up on these excellent results.

Geology of the La Reina Sector

The Buenos Aires sector of the southeastern Cusi property is dominantly underlain by Eocene and Oligocene rhyolite and rhyolitic welded tuff deposits that are locally interbedded with andesitic flows and tuffs. The layered rocks dip shallowly northeast, with thicknesses varying from 100 to 300 metres. Rocks are thrust to the southeast and affected by north, north-northeast, northeast and late northwest-trending fault systems very similar to the fractures occurring in the Cusi area.

Major historically mined zones are related to north, north-northeast and northeast fracturing and restricted to the easternmost part of the Buenos Aires area. This area has been mapped and sampled in detail. It displays minor isolated mineralized zones related to similar fracture orientations. These zones are: Reina/Princesa, Lola, Coyote/Zorro and Mina Grande.

The La Reina sector is a north and north-northeasterly trending fractured, brecciated and silicified zone, up to 50 metres wide by 400 metres long. Samples in the La Reina sector were collected along and across the main vein system and some muck samples from the historical working were also collected.

The Princesa sector shows a north-trending silicified, quartz brecciated zone, up to 3 metres wide by 250 metres long, with two secondary parallel zones 50 metres to the east, up to 1-3 metres wide and 50 metres long.

Historically, these two sectors were the most active and display the most important infrastructures.

In the Lola sector, a northeast-trending quartz brecciated zone up to 2 metres wide and 120 metres long has been mapped, while in the Coyote sector east-northeast and northeast-trending quartz brecciated zones up to 2 metres wide and 300 metres long have been observed.

In the Zorro sector, a north-trending quartz zone up to 1-2 metres wide and 150 metres long occurs, while in the Mina Grande, a northeast-trending fluorite-quartz brecciated zone occurs, up to 2 metres wide and 200 metres long.

The Negrita zone presents different structural patterns displaying fluorite-quartz filled fractures. Some samples were collected in the small Trini pit that displays north-trending limonite-quartz, while other samples were collected from the small Illusion pit where north-northeast amethyst veins parallel to andesitic dyke were observed.

Results are displayed in the table at the end of this press release.

Best sample results from the La Reina area, Cusi property

REINA AREA

Samples	Type	Length (m)	UTM-WGS84-Z13E	UTM-WGS84-Z13N	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DC08JP011-C	Chip	-	330407	3115167	0.91	1010	0.19	0.65	0.32
DC08JP011-D	Grab	-	330406	3115165	0.86	1000	0.26	0.98	0.45
DC08JP011-E	Grab	-	330406	3115166	0.70	1010	0.26	0.98	0.32
DC08JP011-F	Grab	-	330406	3115167	1.67	5140	0.13	7.64	0.22
DC08JP065-M4	Cruz	2x2	330388	3115040	0.04	216	0.04	0.18	0.18
DC08JP065-M6	Cruz	2x2	330392	3115040	0.03	209	0.03	0.11	0.07
DC08JP065-M9	Cruz	2x2	330393	3115035	0.03	228	0.03	0.14	0.07
DC08JP065-M10	Cruz	2x2	330391	3115033	0.03	202	0.03	0.11	0.08
DC08JP065-M11	Cruz	2x2	330394	3115032	0.03	200	0.03	0.12	0.07
DC08JP065-M12	Cruz	2x2	330382	3115023	0.03	214	0.03	0.11	0.07

PRINCESA AREA

Samples	Type	Length (m)	UTM-WGS84-Z13E	UTM-WGS84-Z13N	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DC08JP069-B	Chan	0.3	330442	3116063	0.02	269	0.06	0.06	0.11
DC08JP069-C	Chan	0.25	330443	3116070	0.03	306	0.12	0.28	0.30
DC08JP071-A	Chan	0.4	330445	3116092	0.01	206	0.02	0.20	0.05
DC08JP071-B	Chan	0.2	330444	3116095	0.01	298	0.04	0.26	0.17
DC08JP071-C	Chan	0.4	330444	3116097	0.08	520	0.12	0.60	0.34

LOLA AREA

Samples	Type	Length (m)	UTM-WGS84-Z13E	UTM-WGS84-Z13N	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DC08JP081-A	Grab	-	330184	3117606	0.03	275	0.03	0.13	0.16
DC08JP081-B	Grab	-	330182	3117608	0.03	263	0.04	0.31	0.14
DC08JP082-A	Chan	0.5	330188	3117620	0.05	595	0.06	0.21	0.15
DC08JP082-B	Chan	0.7	330187	3117620	0.01	114	0.02	0.11	0.15
DC08JP082-C	Grab	-	330186	3117620	0.02	349	0.02	0.09	0.14
DC08JP082-D	Grab	-	330185	3117621	0.02	845	0.08	0.10	0.29

LOLA TOP AREA									
Samples	Type	Length (m)	UTM-WGS84-Z13E	UTM-WGS84-Z13N	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DC08JP083-A	Chan	0.4	330203	3117633	0.04	225	0.03	0.10	0.11
DC08JP083-B	Grab	-	330200	3117630	0.02	358	0.05	0.16	0.22
DC08JP083-C	Grab	-	330205	3117636	0.02	334	0.03	0.10	0.20
DC08JP084-A	Chan	0.05	330213	3117640	0.08	412	0.04	0.08	0.11

EL ZORRO AREA									
Samples	Type	Length (m)	UTM-WGS84-Z13E	UTM-WGS84-Z13N	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
DC08JP107-A	Chan	0.1	326688	3117542	8.19	336	0.01	0.04	0.02
DC08JP107-B	Grab	-	326686	3117546	6.58	246	0.03	0.04	0.01
DC08JP108-A	Grab	-	326686	3117557	6.31	1075	0.03	0.12	0.02
DC08JP111-A	Grab	-	326696	3117431	2.17	345	0.01	0.03	0.03
DC08JP111-B	Grab	-	326698	3117430	3.32	248	0.01	0.08	0.10
DC08JPM11-C	Chan	0.2	326688	3117551	31.50	490	0.12	0.18	0.02

To view the full table of assays with the description of all samples taken in the course of this program please visit the following link: http://www.diabras.com/en/newscenter/2008/Pr13CompleteAssaysTable.pdf

To view the maps of the sector please visit the following link: http://www.diabras.com/en/newscenter/2008/Pr13 Cusi_Maps_SoutheasternArea.pdf

Details Mapping		
# of samples	**Type of Sample**	**Codification**
327	detailed surface	DC08**JP****-*
95	detailed mine	DC08**JPM****-*
12	reconnaissance sampling	DC08**JPR****
434	total detailed samples	
Regional Mapping		
# of samples	**Type of Sample**	**Codification**
12	detailed surface	DC08**AC****-*

Method of analysis

Samples were prepared at Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

Grab and chip-channel samples sent for analysis consist of 2- to 5-kilo samples (averaging 3.5 Kg), prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex.

Quality control

The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both of Roscoe Postle Associates' 43-101 reports of December 2006 at Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

Annual General Meeting of Shareholders

The Company invites you to attend its Annual General Meeting of Shareholders to be held at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montréal, Québec, at 10:00 a.m. (local time) on June 4, 2008. The Company will present a review of the past year, its first quarter 2008 results and will also provide an update on its operations and development projects. The presentation will also be available on Dia Bras' Website, www.diabras.com.

About Dia Bras

Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Engañosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

François Auclair
VP Exploration
Dia Bras Exploration
(514) 393-8875

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-6193

VIA SEDAR

May 30, 2008

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on May 30, 2008 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS (DATED MAY 30, 2008)
FIRST QUARTER ENDED MARCH 31, 2008.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

File No. 82-34990

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

RECEIVED
2008 JUN 16 A 11:43

FIRST QUARTER ENDED MARCH 31, 2008

ISSUER DETAILS

FOR THE QUARTER ENDED :	March 31, 2008
DATE OF REPORT:	May 30, 2008
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	Suite 2750 600 de Maisonneuve Blvd. West Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**DANIEL TELLECHEA**	2008/05/30
[signature]	**PHILIP RENAUD**	2008/05/30

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2008

SCHEDULE "A"

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited interim consolidated financial statements for the three-month period ended March 31, 2008, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2008

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

				For the Three-month Period Ended March 31, 2008	For the Year Ended December 31, 2007
	Bolivar $	Cusi $	La Engañosa $	Total $	Total $
Balance – Beginning of period	3,404,627	18,066,155	-	21,470,782	11,672,155
Costs and deferred exploration expenses					
Property acquisition and related costs	203,708	(8,947)	64,789	259,550	1,446,016
Sampling	79,415	63,954	-	143,369	2,174,022
Geology consulting and management	257,044	244,879	2,895	504,818	1,343,279
Drilling and mining development	1,577,383	914,805	-	2,492,188	9,265,331
Pilot milling and metallurgy testing	877,508	-	-	877,508	5,131,739
Supervision and local administrative costs	177,229	126,570	-	303,799	939,631
Transportation costs	1,925,135	17,155	-	1,942,290	9,999,427
Roads	15,936	13,104	-	29,040	145,722
Camp costs	275,396	65,849	-	341,245	2,817,404
Capitalized amortization of exploration buildings and equipment	621,016	160,800	337	782,153	3,526,437
Stock-based compensation costs	-	-	-	-	772,898
	6,009,770	1,598,169	68,021	7,675,960	37,561,906
Write-off of mining assets – Costs and deferred exploration expenses	-	-	-	-	(1,199,891)
Sales of concentrate	(6,625,881)	-	-	(6,625,881)	(24,056,537)
	(616,111)	1,598,169	68,021	1,050,079	12,305,478
Transfer to (from) excess cost recovery – pilot mining	790,462	-	-	790,462	(2,506,851)
	174,351	1,598,169	68,021	1,840,541	9,798,627
Balance – End of period	3,578,978	19,664,324	68,021	23,311,323	21,470,782

2. Related party transactions

See Note 18 to the unaudited Consolidated Financial Statements for the three-month period ended March 31, 2008.

3. Summary of securities issued and options granted during the three-month period ended March 31, 2008

- 40,000 common shares issued following exercise of stock options - $20,152;
- No additional options granted.

4. Summary of securities as at March 31, 2008

See Notes 10, 11 and 12 of the Notes to the unaudited Consolidated Financial Statements.

5. List of directors and officers as at May 30, 2008

Directors: Daniel Tellechea, Thomas L. Robyn, Réjean Gosselin, Philip Renaud, Robert D. Hirsh, Mario Caron and Eduardo Gonzalez

Officers: Thomas L. Robyn, *Executive Chairman*
Daniel Tellechea, *President and Chief Executive Officer*
François Auclair, *Vice-President, Exploration*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2008

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 30, 2008

This Management's Discussion and Analysis ("MD&A") supplements the unaudited consolidated financial statements and related notes of Dia Bras Exploration Inc. ("Dia Bras" or the "Company") for the three-month period ended March 31, 2008 and follows rule 51-102A of the Canadian Securities Administrator regarding continuous disclosure for reporting issuers. Therefore, it should be read in conjunction with those financial statements and related notes as at March 31, 2008. Additional information relating to Dia Bras is also available on SEDAR at www.sedar.com. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

NOTE TO READERS

Until it can be determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

CORPORATE OVERVIEW AND BUSINESS

Headquartered in Montréal, Canada, Dia Bras focuses on the exploration and development of silver, copper, lead and zinc properties throughout its combined 17,850 hectares in the states of Chihuahua and Jalisco, Mexico. Two of the Company's projects, Bolivar and Cusihuiriachic ("Cusi"), are located in the Sierra Madre Occidental mountains of northwestern Mexico and within transport distance to its Malpaso Mill. Dia Bras' Malpaso Mill can process up to a capacity of 850 tonnes per day ("tpd") with potential for 1,350 tpd. In addition to Bolivar and Cusi, Dia Bras has also signed an option to acquire the La Engañosa property in Jalisco, Mexico.

FIRST QUARTER 2008 HIGHLIGHTS

» Updated resource estimate at Bolivar: total of 945,400 tonnes at 2.72% CuEq in the Measured and Indicated categories and more than 4.0 Mt at 1.84% CuEq in the Inferred category, all at a 2.5% CuEq cut-off for the upper skarn and 1% CuEq cut-off for the lower skarn (see press release March 3, 2008);

» Sales of approximately $6.6 million at Bolivar III and IV ("Bolivar Mine property") from pilot mining, a 16% increase compared with $5.7 million in the corresponding period of 2007;

» Operating cash costs per dry metric tonne of US$95.56 (see Non-GAAP measured), representing 21% decrease from US$121.97 for the same period last year;

» Acquisition of an option on the La Engañosa property in the Jalisco State of Mexico, which has an historical resource (non-NI43-101 compliant) of 1 Mt and has averaged 1.2% Cu and 51 g/t Ag – with potential to hold a copper-silver ore body amenable to easy open pit mining;

» 6,172 metres of drilling at Bolivar and 6,476 in Cusi, for a total of 12,645.5 metres, on target after the first quarter to reach 35,000 – 40,000 metres of drilling in 2008;

Subsequent to quarter end, on May 1, 2008, the Company received its first Mineral Resource estimates for Santa Edwiges and Promontorio sectors of the Cusi silver district: 2.12 M oz AgEq in the Measured and Indicated categories and 14.6 M oz AgEq in the Inferred category.

OVERALL PERFORMANCE – FIRST QUARTER 2008

EXPLORATION, PILOT MINING AND MINING DEVELOPMENT ACTIVITIES- FIRST QUARTER 2008

Bolivar Project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua, approximately 250 km southwest of the city of Chihuahua, the capital of the state of Chihuahua in northern Mexico and, more specifically, approximately 10 kilometres southwest of Urique. It includes three units of exploration properties: the Bolivar, Mezquital and San José groups, which comprise 17 mineral concessions that cover approximately 7,460 hectares.

The Bolivar project is covered by different purchase and option agreements including:

Bolivar III and IV (Bolivar Mine Property) Option Agreement

In 2004, the Company entered into a commercial agreement with the owners of Bolivar III and Bolivar IV ("the Bolivar Mine property"). The agreement provided for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000. In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of US$166,250. As at March 31, 2008, an amount US$28,125 remains to be paid.

As at March 31, 2008, 50% interest is registered into the name of the Company and 50% is still registered under the name of Javier Bencomo Munoz and in process of registry under the name of the Company before the Public Mining Registry.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions, Bolivar III and IV (the Bolivar Mine property), entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Although there can be no assurance regarding the outcome of such proceeding, management and its external legal advisors believe that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no significant effects in the financial condition or results of operation of DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 20 on contingency in the 2007 year-end audited consolidated financial statements).

La Chaparrita

In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property covering 10.0 hectares adjacent to the Bolivar III and IV concessions (the Bolivar Mine property) for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid)
- US$15,000 in July 2008
- US$55,000 in January 2009

As at March 31, 2008, the total amount of US$70,000 is included in accounts payable and accrued liabilities.

Bolivar

In January 2008, the Company entered into a right purchase agreement with the Fernandez Group regarding the Bolivar property covering 63.56 hectares adjacent to the Bolivar III and IV concessions (the Bolivar Mine property) for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid)
- US$15,000 in July 2008
- US$55,000 in January 2009

As at March 31, 2008, the total amount of US$70,000 is included in accounts payable and accrued liabilities.

Bolivar Project 2008 Exploration Program

A budget of US$2.5 million is forecasted in 2008, and exploration efforts will be focused in three areas with a view to accelerate the feasibility study. 20,000 metres of drilling are planned at Bolivar as detailed below. The program at Bolivar has the objective to deliver sufficient resources in the Measured and Indicated categories to allow for a positive feasibility study to be undertaken in the third quarter of 2008. The view of assessing the construction of a mill on site at Bolivar has been addressed by the Company since the acquisition of the property and the inception of pilot-mining activities in 2005; the 2008 exploration program is very important for achieving that goal.

Bolivar – Alta Ley

Drilling will be focused on increasing the measured and indicated resources at the Bolivar mine Alta Ley area, especially within the Titanic and Selena massive sulphide lenses, and along the Fernandez Trend. 10,000 metres of core diamond drilling (surface and underground) are planned in this area.

Bolivar – El Gallo

A further 5,000 metres of drilling is planned in this area to: 1) enable the upgrade of some of the Inferred Resources of the El Gallo Lower Skarn to Measured and Indicated; and 2) further increase the total tonnage of the upper and lower skarn horizons of this prospect.

Bolivar - Exploration drilling

An exploration drilling program of 5,000 metres will allow the Company to demonstrate the bulk volume potential of the Bolivar property. This drilling will be dedicated to evaluate the strike extension of the favourable upper and lower skarn horizons over 2,000 metres of strike length along the La Montura trend where 32.5 metres averaging 4.26% Zn have been intersected at La Narizona prospect.

Bolivar Exploration Q1-2008

An updated resource estimate was completed for the Bolivar project, as at February 29, 2008. The new resource estimate has significantly increased from the previous evaluation and is summarized in the table below. (A copy of the resource estimate report by Geostat is available on SEDAR at www.sedar.com.)

Total Resources of the Bolivar Project
Calculated, Geostat Systems International Inc., 2008-02-28
The cutoff grade applied in the upper and lower skarns is 2.5% CuEq
: Copper equivalent - %CuEq=%Cu+0.5%Zn+0.33*Au (g/t)+0.0066*Ag (g/t)

Classification	Cutoff on the % CuEq LS - US	Tonnes	SG (t/m^3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	Fe %	CuEq* %
Total Measured	1.00 – 2.50	299,900	3.33	1.11	2.68	0.23	24.30	9.95	2.69
Total Indicated	1.00 – 2.50	645,600	3.32	1.12	2.74	0.18	26.55	8.71	2.73
Measured + Indicated	**1.00 – 2.50**	**945,400**	**3.34**	**1.12**	**2.70**	**0.20**	**25.84**	**9.10**	**2.72**
Total Inferred	1.00 – 2.50	4,056,100	3.28	1.23	0.73	0.24	25.23	14.36	1.84

The table above shows the total resources for the upper and lower skarns at various % CuEq cutoff grades. Note that the first set of figures on the left side shows the cutoff grade for the lower skarn, and for the upper skarn, on the right side of the column. Total resources of the Bolivar Project include those from the upper and lower skarn units in the Alta Ley area, the El Gallo area, the Increible area, the North West area and the La Montura area.

Notes:

1 *CIM Definitions were followed for the resource estimate.*
2. *A minimum width of 2 m was used for a mineralized zone.*
3. *Densities of mineralized rock are indicated in the tables.*

Price Assumptions used for the CuEq calculation (US$): Cu 2.00/lb, Zn 1.00/lb, Ag 10.00/oz, Au 500.00/oz.

Drilling is focused on three main areas: the Bolivar Mine property (Alta Ley), the El Gallo zone and the La Montura trend. At the mine, more than 1,807 metres of underground and 1,009 metres of surface drilling was performed, mostly in the Selena and Titanic zone to delineate more resources, and in the San Francisco area, an undeveloped area situated some 300 metres south of the main mine area.

In the El Gallo area, 1,259 metres of drilling was completed, mostly to upgrade the inferred resources to Measured and Indicated categories. The Company continues to have success in the El Gallo area and announced the highest grade ever in this area of Cu-Au intersected in hole DB08B240, which intersected 7.5 metres of 4.53% Cu, 3.75 g/t Au and 383 g/t Ag, including a 4-metre section averaging 6.1% Cu, 6.78 g/t Au and 644 g/t Ag (press release of April 8, 2008).

In the La Montura trend, a further 1,035 metres of surface drilling has been completed to further define the favourable upper and lower skarn horizons and initiate a potential resource evaluation of this area.

	Metres Drilled			
Area	**January**	**February**	**March**	**Total**
San Francisco	147	123	214	484
Selena	387	318	-	705
Titanic	-	202	416	618
Total Underground	534	643	630	1,807
Bolivar Alta Ley	509	386	114	1,009
El Gallo	248	484	527	1,259
El Val	-	135	726	861
La Increíble	-	-	201	201
La Montura	-	-	-	-
La Narizona	363	672	-	1,035
La Pequeña	-	-	-	-
Total Surface	1,120	1,677	1,568	4,365
Total	**1,654**	**2,320**	**2,198**	**6,172**

Bolivar III and IV (Bolivar Mine Property) Pilot-mining Program

During the first quarter of 2008, the Company processed 32,595 tonnes of material from the Bolivar Mine property averaging grades of 2.35% Cu and 7.26% Zn, producing 2,249 DMT of copper concentrate and 3,448 DMT of zinc concentrate compared with 30,014 tonnes of material processed, with average grades of 1.34% Cu and 6.77% Zn, producing 1,172 DMT of copper concentrate and 2,987 of zinc concentrate for the same period in 2007.

First quarter production value amounted to US$6.9 million, a 32.69% increase over last year's corresponding period of $5.7 million. The increase in production value compared to the first quarter of 2007 is mostly attributable to higher copper grades, the strong performance of copper market prices and increased mill throughput. Increased production value from higher zinc grades compared to last year's period was offset by the decrease in zinc market prices during that period.

A summary of comparative statistics for 2008 and 2007 is shown in the table below.

Bolivar Pilot Mining / Summary of the First Quarter 2008

	Forecast Q1-2008	Actual Q1-2008	Actual Q1-2007	% Variation 2008 over 2007
Tonnes processed	32,000	**32,595**	30,014	**8.60**
Daily throughput	366	**373**	343	**8.75**
Copper grade	1.40%	**2.35%**	1.34%	**75.37**
Zinc grade	8.00%	**7.26%**	6.77%	**7.23**
Copper recovery	82.00%	**88.33%**	81.62%	**8.22**
Zinc recovery	88.00%	**80.81%**	84.61%	**(4.49)**
Copper concentrate production DMT	1,355	**2,249**	1,172	**91.89**
Zinc concentrate production DMT	3,949	**3,448**	2,987	**15.43**
Total production of copper (pounds)	806,560	**1,479,684**	722,259	**104.86**
Total production of zinc (pounds)	4,962,446	**4,391,251**	3,788,150	**15.92**
Average price of copper per pound, US$	$2.80	**$3.45**	$2.69	**31.59**
Average price of zinc per pound, US$	$1.00	**$1.08**	$1.57	**(31.21)**
(in US$ millions)				
Total net smelter production value[1][2][3]	$5.3 M	**$6.9 M**	$5.2 M	**32.69**
Direct operating cash costs (including development) [1][2][3]	$3.1 M	**$3.1 M**	$3.7 M	**(13.5)**
Direct operating cash margin (FOB Malpaso mill) [1][2][3]	$2.2 M	**$3.8 M**	$1.5 M	**146.66**
Operating cash costs/DMT (including development) [1][2][3]	$98.00	**$95.59**	$121.97	**(20.80)**

(1) Non-GAAP measures: The Company reports net smelter production value (net of treatment and refining charges), direct operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Net smelter production value is calculated using quarterly average current metal prices which may be different from final prices.

(3) Before amortization

The Company's total concentrate production is sold to MRI Trading AG (« MRI »), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total sales during the quarter amounted to US$6.62 million (US$5.69 million in the corresponding period of 2007). Total provisional billings to MRI during the quarter amounted to US$6.9 million.

Until the Company reaches the commercial production stage, revenue from sales of concentrates from a pilot-mining program is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the property.

Cusi Project

The history of the Cusihuiriachic silver district spans three hundred-plus years. The abundance of silver initially attracted fortune hunters to Cusi in the late 1600s, and this centrally located district has allowed Mexico to control approximately 33% of the world's silver production. These former mines historically produced high-grade silver but became inactive during plummeting silver prices; most have never been explored at depth and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The Cusi project is subject to different purchase and option agreements all entered into in 2006, including the Minera Cusi agreement on which related properties' exploration expenditures were incurred during the first quarter of 2008 and the Pershimco Option Agreement.

Minera Cusi Agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$3,000,000 remained to be paid, at the option of the Company, as at March 31, 2008.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. Those amounts are not included in accounts payables and accrued liabilities as at March 31, 2008, but are included since the date of this agreement and will, therefore, be part of accounts payable in the second quarter of 2008. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

Pershimco Option Agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. The Company has earned a 50% interest in the project. Transfer of title remains in process. In April 2008, the Company and Pershimco have agreed to terms of a joint venture agreement.

Cusi Exploration – Q1-2008

The objectives of 2008 are twofold: 1) define a large silver resource within the Cusi silver mining camp, and 2) identify sufficient Measured and Inferred resources at Santa Edwiges and Promontorio to begin a pilot-mining program in 2008.

Regional Mapping

A regional mapping, prospecting and sampling program in the southern part of the Cusi property was initiated in the first quarter of 2008. The objectives were to define a zone of potential economic mineralization in silver and follow up with a limited drilling program. The exploration group evaluated a number of historical mineralized and mined areas – including La Reina, Princesa and Coyotes. Results will be announced in the second quarter of 2008.

Cusi 2008 Exploration Program and Development Activities

A budget of US$2.5 million is forecasted for 2008. Activities will be focused on metallurgical testing with the objective of improving metal recovery, especially for the material from the transition zones (mixed oxides and sulphides) and sulphide zones to a commercial level to allow the start-up of the pilot-mining program.

15,000 metres of drilling are planned at Cusi to further define the resources at Santa Edwiges and Promontorio, as well as to evaluate, by drilling, the potential of the Minerva area discovered during the surface mapping program. The Company intends to drill some 2,000 metres in this area to evaluate the potential of this sector. A first NI43-101 resource estimate was released.

Drilling

From January to March 2008, 6,476 metres of diamond core drilling was performed on the Cusi project (4,467 m from surface and 2,009 m from underground).

Metres Per Zone	January	February	March	Total
Santa Edwiges Sector	422	792	795	
Total Underground	422	792	795	2,009
Promontorio Sector	920	789	126	1835
Santa Edwiges Sector	601	394	0	995
Santa Marina	176	521	376	1,073
Minerva	0	40	524	564
Total Surface	1,697	1,744	1,026	4,467
Grand Total	**2,119**	**2,536**	**1,821**	**6,476**

The highlights of the exploration program came from the publication of the first NI43-101-compliant resources estimates for two of the most promising sectors of the Cusi camp, the Santa Edwiges and Promontorio areas. These numbers are very promising, as only two of the known twelve mineralised areas have been included in the resource calculation, leaving a tremendous upgrade potential.

Resources - Total of Promontorio and Santa Edwiges *Calculated by Yann Camus, Eng., Geostat Systems International Inc.,* *Resource situation on 2008-03-31* *Cutoff at 120 g/t AgEq, 2 m minimum horizontal width for structures, density of 2.7*									
Classification	**Tonnes**	**Au (g/t)**	**Ag (g/t)**	**Cu (%)**	**Pb (%)**	**Zn (%)**	**AgEq* (g/t)**	**Oz of Ag**	**Oz of AgEq**
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured+Indicated	**234,000**	**0.12**	**187**	**0.05**	**0.80**	**0.82**	**281**	**1,413,260**	**2,121,160**
Inferred	**1,394,000**	**0.24**	**188**	**0.06**	**1.15**	**1.14**	**326**	**8,434,810**	**14,614,410**

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Notes:

1. *CIM Definitions were followed for the resource estimate.*
2. *A minimum width of 2 m was used for a mineralized zone.*
3. *Densities of mineralized rock are indicated in the tables.*
4. *Equivalent Ag grades and contained ounces were estimated based on gold, silver, lead and zinc plant recoveries as per the most recent metallurgical test work and smelter terms.*
5. *Mineral resources that are not mineral reserves do not have demonstrated economic viability.*
6. *Price assumptions used for the AgEq calculation (US$): Ag 11.00/oz, Au 600.00/oz, Cu 2.00/lb, Zn1.00/lb, Pb 0.65/lb.*

Santa Edwiges (Refer to the Minera Cusi Agreement)

From January to March 2008, 4,077 metres of core diamond drilling (surface and underground) was performed, as well as the development of more than 160 metres of the 303 ramp which should allow access to a mineralized zone containing possibly up to 40,000 tonnes of economic (Pb-Zn-Ag) material known as the Santa Rosa chimney. This zone has been intersected by a number of surface and underground drill holes (including hole DC078091).

Promontorio Mine (Refer to the Minera Cusi Agreement)

From January to March 2008, 1,835 metres of surface drilling was performed in this area, as well as close to 100 metres of ramp advance towards both the El Gallo vein and the Veta A vein. The dewatering of the main shaft continued with the water level brought down to the 7th level and more underground mapping and sampling to assess the potential of the 7th level area.

Cusi Metallurgical Study

During the first quarter of 2008, batch test samples were sent to San Luis Potosi University for metallurgical testing. The study is headed by Dr Alejandro Lopez Valdivieso (Ph.D. Minerals Engineering, UC Berkeley and M.Sc.A. Metallurgy, South Dakota School of Mines) and Mr. Ruben Tello Flores, Metallurgist.

This program was initiated for Santa Edwiges and includes mineralogical studies and flotation tests to obtain both a silver-lead concentrate and a zinc concentrate. The first results from the flotation tests are very promising. They indicate that it is feasible to produce a lead concentrate with 60% Pb and 1 kg / ton Ag with a recovery of 75% for lead and 70% for silver and also to produce a zinc concentrate with 55% Zn with low levels of lead and iron for a zinc recovery of 70%. This metallurgical study is continuing to improve recoveries for silver, lead and zinc.

In respect to Promontorio, metallurgical testing is in process to obtain silver concentrate.

La Engañosa Property

In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consorcio Minero Latinoamericano, S.A. de C.V. ("Martinez-Consorcio Minero") whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 of which US$65,000 was paid at the date of signature and the remaining option balance of $1,200,000 to be paid as follows:

US$75,000 in August 2008,

US$75,000 in February 2009,

US$150,000 in August 2009,

US$200,000 in February 2010,

US$300,000 in August 2010,

US$400,000 in February 2011,

and incurring minimum exploration expenditures of $308,370[1] (US$300,000) per year over the same three-year period.

The last four payments totalling US$1,050,000 could be converted (at the option of Martinez-Consorcio Minero), into common shares of the Company if the shares trade at or higher than $1.25. The property is subject to a 2% NSR which can be bought back for US$1.5 million over a period of 6 years, plus minimum annual royalties of US$48,000 after 5 years.

RESULTS OF OPERATIONS FIRST QUARTER 2008 VS 2007

During the quarter ended March 31, 2008, the Company realized a profit of $780,010 ($0.01 per share) compared with a loss of $1,423,231 ($0.01 per share) in 2007.

The period results are explained as follows:

Income

Interest income amounted to $43,705 compared with $109,892 in 2007. This decrease in interest revenue is due to a lower average level of cash on hand in 2008 compared to 2007.

Expenses

Administrative

Administrative expenses totalled $606,879 compared with $517,252 for the three-month period ended March 31, 2007. This increase is explained by increased management salaries not capitalized to mining assets ($62,655), payment and accrual for termination payments totalling $149,248 (nil in 2007), increased corporate office salaries for $19,267 and increased lease operating expenses at the Montreal corporate office for the first quarter of 2008 in the amount of $35,618. During 2007, the Company moved offices and benefited from free rent over a six-month period; however, the Company had incurred additional office expenses. Other office expenses and administrative travel were down $89,363 compared to 2007.

Consulting fees increased by $24,750 compared to 2007 due to additional services provided in 2008.

Business development expenses amounted to $52,240 compared with $137,038 in the first quarter of 2007, as the Company reduced investor relations consulting activities and participated in fewer industry events.

Other

Corporate expenses were consistent with the same period in 2007 and included directors' fees amounting to $27,750 (nil in Q1-2007).

During the quarter, the Company did not account for any stock-based compensation cost since no options were granted nor vested during the period. In the first quarter of 2007, those costs amounted to $58,141 including $16,147 capitalized to mining assets and the balance of $41,994 recorded in the Consolidated Statements of Operations and Deficit.

During the quarter, due to the increased market price of copper, the Company recorded a gain on the variation of commodity market prices of $1,373,705 related to final settlement billings and unsettled shipment provision change in value during the quarter, compared with a loss of $1,282,415 in the same period of 2007.

During the period, the Company recorded a non-cash loss on change in value of the temporary investment in Pershimco Resources Inc. of $66,800 compared to a non-cash gain of $110,500 in 2007. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

During the three-month period ended March 31, 2008, the Company recorded a gain on currency exchange of $91,199 (loss of $146,007 in 2007). This gain is mainly attributable to the conversion into Canadian currency of the monetary assets and liabilities in Mexico and on final billings and outstanding negative final settlement provision, as both the U.S. dollar and Mexican peso gained value over the Canadian dollar.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Profit (Loss)	Basic and Diluted Loss Per Share
	$	$
March 31, 2008	780,010	0.01
December 31, 2007	(3,678,927)	(0.03)
September 30, 2007	(1,885,151)	(0.02)
June 30, 2007	(2,196,390)	(0.02)
March 31, 2007	(1,423,231)	(0.01)
December 31, 2006	(417,065)	(< 0.01)
September 30, 2006	(406,545)	(< 0.01)
June 30, 2006	(709,539)	(< 0.01)

LIQUIDITY AND WORKING CAPITAL

As at March 31, 2008, the Company's working capital amounted to $5,369,001, including $3,737,076 in cash and cash equivalents, compared with $6,137,120 as at December 31, 2007, including $6,700,016 in cash and cash equivalents.

Decrease in cash compared to December 31, 2007 is mainly due to the settlement of negative final billing with MRI Trading amounting to $1.5 million and investment in mining assets of $8,309,616 including exploration program and property payments. Capital expenditures amounted to $389,662. The liquidity and working capital are sufficient to meet current liabilities and to support current operations.

As at March 31, 2008, sales tax and other receivables amounted to $2,075,558 ($1,609,506 as at December 31, 2007) and are mostly comprised of Mexican recoverable Value Added Tax credits "IVA". Income taxes receivable in the amount of $799,476 ($722,515 as at December 31, 2007) represents 2007 provisional tax instalments receivable from the Mexican tax authorities. As at March 31, 2008, no allowance was taken with respect to any of the amounts receivable. Income taxes receivable is expected to be received during the third quarter of 2008.

As at March 31, 2008, accounts payable and accrued liabilities amounted to $2,917,683 ($2,254,123 as at December 31, 2007) which represents mostly current usual business transaction balances and unpaid provision of approximately $410,000 including $307,000 from year-end 2007. The increase in accounts payable is also due to property purchase agreements entered into in the first quarter of 2008 of which $140,000 is included in accounts payable and accrued liabilities as at March 31, 2008.

As at March 31, 2008, and included in working capital, the Company has a net **receivable** position of $1,359,489 with MRI Trading, (**payable** of $1,368,164 as at December 31, 2007, resulting from a reduction of metal prices in November and December 2007 which has been disclosed separately as trade payables). The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

Capital Resources, Investing and Financing Activities

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property, thereby providing a source of income through the sales of concentrates, the Company is not yet considered as being at the commercial production stage.

The Company's current near-term plans include the following objectives:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Exploration:

  (a) Block Measured and Indicated resources to reserves,
  (b) Identify new mineral resources,
  (c) Explore region adjacent to the Bolivar Mine property and Santa Edwiges (Cusi) sector;

(3) Mine development; and

(4) Corporate activities: to continue to identify and assess property and corporate acquisition or business combination opportunities to increase shareholder value.

The Company will continue to periodically reassess the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, Management will continually assess its capital requirements that may require accessing capital markets.

During the first quarter of 2008, the Company did not complete any private placement (nil in 2007). 40,000 stock options were exercised for a total cash consideration of $12,000 (374,750 stock options for $218,000 in 2007).

The pilot-mining program generated sales of $6.6 million ($5.7 million in 2007) and cash flow of approximately $3.8 million ($1.5 million in 2007) which was used in the exploration program and other project related costs in Mexico.

Capital Expenditures, Deferred Exploration Expenses and Property Payments

Capital expenditures in 2008 amounted to $0.3 million and consisted of machinery and equipment at the project mill site, compared with 2007 capital expenditures of $2.8 million and $2.7 million in machinery and equipment. Other mining asset expenses amounted to $8,309,616 compared with $6,998,138 in the same period of 2007. This increase is due to important purchases of spare parts for the mill, chemicals, fuel and explosives in the first quarter of 2008.

Currently, the Company has the necessary equipment to accomplish its 2008 exploration program along with the expected mining and development activities on both Cusi and Bolivar projects. Other capital expenditures in 2008 will be limited to plant optimization, environmental capital expenditure investment at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1 million.

Property payments in the first quarter amounted to approximately $259,550 ($43,150 in 2007), including $64,789, $85,089 and $85,076, respectively, for the newly acquired La Engañosa, Bolivar and La Chaparrita properties.

Long-term Debt

Following the new agreement entered into with Minera Cusi in April 2008, the Company has an obligation of US$2,560,000 including US$2,060,000 payable in 2009 which will be reflected in the consolidated financial statements of the second quarter of 2008.

Financial Commitments

The Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012;

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been subleased until the end of the lease;

(c) In January 2008, the Company entered into an agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,143);

(d) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the Borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the Borrower signed a promissory note in favour of the Company in the amount of US$500,000 to secure any potential obligation for the Company. On May 20, 2008, the amount due pursuant to the financial lease totalled $135,703 and represented the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately US$65,305. The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at March 31, 2008 (nil as at December 31, 2007); and

(e) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at March 31, 2008, no provision is recorded in accounts payable and accrued liabilities.

To exercise its various options on the mining properties, the Company's option payments and exploration expenses would be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	136,839	308,370	445,209
2009	344,347	308,370	652,717
2010	513,950	308,370	822,320
2011	411,160	-	411,160

NOTE: Those amounts exclude payments and expenses relating to the San José property since the decision to abandon the project was taken during May 2008.

OFF-BALANCE SHEET ARRANGEMENT

During the period, the Company did not enter into any off-balance sheet arrangement.

SUBSEQUENT EVENT

On May 30, 2008, the Company decided to abandon the San José properties covering 823.16 hectares in Chihuahua, Mexico. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date amounting to approximately $890,000 will be written off in the second quarter of 2008.

RELATED PARTY TRANSACTIONS

During the first quarter of 2008, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections as follows;

Section 3862, "Financial Instruments – Disclosures"; Section 3863, "Financial Instruments – Presentation"; Section 1535, "Capital disclosures"; Section 1400, "General Standards of Financial Statement Presentation; Section 3031 "Inventories" replaces the existing section 3030.

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031, "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized.

CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

This represents a critical accounting policy since it has an impact on the consolidated financial statements, given the embedded derivative included in the sales agreement for concentrate is recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining Assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and Deferred Exploration Expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as: 1) no financial resources are available for development in areas of interest for three consecutive years or 2) exploration results do not warrant further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

» Persuasive evidence of an arrangement exists;
» Delivery has occurred under the terms of the arrangement;
» The price is fixed or determinable; and
» Collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment, using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time, it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of 6 months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

Asset Retirement Obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and, therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

Financial Instruments and Other Instruments

Other than the temporary investments and the guaranty, the Company does not use financial or other instruments. However, management considers that an embedded derivative is included in the Company's concentrate sales agreements.

Risk and Uncertainties

Business Risks

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above and as set out below:

- » Actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
- » Mining dilution;
- » Ramp wall failures or cave-ins;
- » Ventilation and adverse temperature levels underground;
- » Industrial accidents;
- » Equipment failures;
- » Natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
- » Encounter of unusual or unexpected geological conditions;
- » Changes in power costs and potential power shortages;
- » Shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; and
- » Restrictions imposed by government agencies.

Land Title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to note 9 and 20 of the three-month period ended March 31, 2008, unaudited interim consolidated financial statements).

Capital Needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity Prices

The Company is exposed to commodity price risk for variations in base and precious metal prices, since final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Foreign Exchange Risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit Risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the government of Mexico, and, as such, management believes it also represents a normal credit risk.

OUTLOOK AND OBJECTIVES

2008 OBJECTIVES REMAIN AS FOLLOWS:

» Pursue aggressive exploration program to expand and upgrade current resources at Bolivar;
» Continue exploration to increase the first resource estimate at Cusi;
» Conduct metallurgical testing at Cusi and start up pilot mining;
» Initiate a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
» Evaluate the full potential of the newly acquired property – La Engañosa;
» Process 144,000 tonnes of material from Bolivar at average grades of 1.4% Cu and 8.0% Zn for a production value of US$24 million;
» Drill a combined 35,000 metres at Bolivar and Cusi;
» Conduct blue sky exploration outside Bolivar and Cusi mining areas; and
» Maintain cost improvement program in all areas of the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Internal Controls over Financial Reporting

The Company, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of its internal control over financial reporting as of March 31, 2008, pursuant to the requirements of Multilateral Instrument 52-109. Based on this evaluation, the Company concluded that the disclosure controls and procedures are effective in making known to them in a timely manner material information relating to the Company and its subsidiaries, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Company's financial statements for external purposes in accordance with Canadian GAAP.

During the quarter ended March 31, 2008 the following changes to the Company's internal control over financial reporting were made to regulate weaknesses identified in the last quarter of 2007:

- Sales valuation process: New procedures have been implemented in order to ensure the use of appropriate forward prices at the date of sales recognition.
- Reporting of material commitment agreements: Identified managers and officer will be asked to complete and sign a report, on a monthly basis, listing all the agreements or commitments involving the Company during the reporting period of which they have knowledge.

Other than the above mentioned changes, there have been no changes in the Company's internal control over financial reporting for the quarter ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of Costs and Deferred Exploration Expenses

	Bolivar	Cusi	La Engañosa	For the Three-month Period Ended March 31, 2008 Total	For the Year Ended December 31, 2007 Total
	$	$	$	$	$
Balance – Beginning of period	3,404,627	18,066,155	-	21,470,782	11,672,155
Costs and deferred exploration expenses					
Property acquisition and related costs	203,708	(8,947)	64,789	259,550	1,446,016
Sampling	79,415	63,954	-	143,369	2,174,022
Geology consulting and management	257,044	244,879	2,895	504,818	1,343,279
Drilling and mining development	1,577,383	914,805	-	2,492,188	9,265,331
Pilot milling and metallurgy testing	877,508	-	-	877,508	5,131,739
Supervision and local administrative costs	177,229	126,570	-	303,799	939,631
Transportation costs	1,925,135	17,155	-	1,942,290	9,999,427
Roads	15,936	13,104	-	29,040	145,722
Camp costs	275,396	65,849	-	341,245	2,817,404
Capitalized amortization of exploration buildings and equipment	621,016	160,800	337	782,153	3,526,437
Stock-based compensation costs	-	-	-	-	772,898
	6,009,770	1,598,169	68,021	7,675,960	37,561,906
Write-off of mining assets – Costs and deferred exploration expenses	-	-	-	-	(1,199,891)
Sales of concentrate	(6,625,881)	-	-	(6,625,881)	(24,056,537)
	(616,111)	1,598,169	68,021	1,050,079	12,305,478
Transfer to (from) excess cost recovery – pilot mining	790,462	-	-	790,462	(2,506,851)
	174,351	1,598,169	68,021	1,840,541	9,798,627
Balance – End of period	3,578,978	19,664,324	68,021	23,311,323	21,470,782

(ii) **NATIONAL INSTRUMENT 51-102 – SECTION 5.4**

Disclosure of Outstanding Securities as at May 30, 2008

Common shares: 111,501,269

Options outstanding: 10,518,333

Number of Options	Exercise Price $	Expiry Date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,313,333	0.30	September 2010
125,000	0.22	September 2010
2,455,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

OFFICERS

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 393-8875
Télécopieur : (514) 866-6193

VIA SEDAR

Le 30 mai 2008

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 30 mai 2008, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la Société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS CONSOLIDÉS INTERMÉDIAIRES NON VÉRIFIÉS ET
RAPPORT DE GESTION (DATÉ DU 30 MAI 2008)
PÉRIODE DE TROIS MOIS TERMINÉE LE 31 MARS 2008.

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

Leonard Teoli
Chef des opérations financières

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

(AN EXPLORATION-STAGE COMPANY)

Interim Consolidated Financial Statements

Three-month period ended March 31, 2008

(Unaudited)

DIA BRAS
exploration

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

The unaudited interim consolidated financial statements of Dia Bras Exploration Inc. for the three-month period ended March 31, 2008 have not been reviewed by the Company's external auditors.

EDOUARDO GONZALEZ, Director

LÉONARD TEOLI, Chief Financier Officer

Montréal, Québec
May 30, 2008

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Balance Sheets

	As at March 31, 2008 $ (unaudited)	As at December 31, 2007 $ (audited)
Assets		
Current assets		
Cash and cash equivalents	3,737,076	6,700,016
Trade receivable (note 5)	1,359,489	-
Sales tax and other receivables	2,075,558	1,609,506
Income taxes receivable	799,476	722,515
Inventories from the pilot-mining program, at cost (note 6)	207,085	608,885
Temporary investments (note 7)	100,200	167,000
Prepaid expenses	45,092	12,839
	8,323,976	9,820,761
Property, plant and equipment (note 8)	216,624	233,000
Mining assets (note 9)	39,243,383	36,837,706
	47,783,983	46,891,467
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,917,683	2,254,123
Trade payable (note 5)	-	1,368,164
Income taxes payable	18,104	42,166
Deferred tenant allowance	19,188	19,188
	2,954,975	3,683,641
Excess cost recovery – pilot mining (note 9 (a) (iv))	5,097,411	4,263,442
Deferred tenant allowance	63,959	68,756
	8,116,345	8,015,839
Shareholders' Equity		
Share capital (note 10)	53,238,350	53,218,198
Contributed surplus (note 13)	8,160,900	8,169,052
Deficit	(21,731,612)	(22,511,622)
	39,667,638	38,875,628
	47,783,983	46,891,467

Commitments and Contingency (notes 19 and 20)

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

	For the three-month period ended March 31, 2008 $ (unaudited)	For the three-month period ended March 31, 2007 $ (unaudited)
Income		
Interest income	43,705	109,892
Change in value of temporary investment (note 7)	-	110,500
Net gain on variation of commodity prices	1,373,705	-
Gain on currency exchange	91,199	-
Miscellaneous revenues	39,541	-
	1,548,150	220,392
Expenses		
Administrative expenses	606,878	517,252
Stock-based compensation costs (note 12)	-	41,994
Interest expenses	3,613	14,764
Amortization of property, plant and equipment	18,867	7,191
Loss on disposal of land, exploration buildings and equipment	4,453	-
Net loss on variation of commodity market prices	-	1,282,415
Loss on change in value of temporary investments (note 7)	66,800	-
Loss on currency exchange	-	146,007
	700,611	2,009,623
Profit (loss) before income taxes	847,539	(1,789,231)
Future income tax provision (recovery) (note 15)		
Current	67,529	93,000
Future	-	(459,000)
	67,529	(366,000)
Profit (loss) and comprehensive profit (loss)	780,010	(1,423,231)
Deficit – beginning of period	(22,511,622)	(13,727,423)
Change in accounting policy related to financial instruments (notes 3 and 7)	-	399,500
Deficit – End of period	(21,731,612)	(14,751,154)
Basic and diluted profit (loss) per share	0.01	(0.01)
Basic and diluted weighted average number of outstanding shares	111,373,027	109,663,346

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Statements of Cash Flows

	For the three-month period ended March 31, 2008	For the three-month period ended March 31, 2007
	$	$
	(unaudited)	(unaudited)
Cash flows from		
Operating activities		
Net income (loss)	780,010	(1,423,231)
Adjustments for		
Stock-based compensation costs (note 12)	-	41,994
Loss or change in value of temporary investments (note 7)	66,800	(110,500)
Future income taxes (note 15)	-	(459,000)
Loss on disposal of land, exploration buildings and equipment	4,453	-
Amortization of property, plant and equipment	18,867	7,191
Amortization of deferred tenant allowance	(4,797)	-
Unrealized (gain) loss on commodity market price	(824,149)	1,282,415
Loss on currency exchange	-	146,007
	41,184	(515,124)
Changes in non-cash working capital items (note 17)	11,536	1,364,488
	52,720	849,364
Financing activities		
Issuance of share capital	12,000	218,000
	12,000	218,000
Investing activities		
Increase in mining assets (excluding land, exploration buildings and equipment)	(8,309,616)	(6,998,138)
Increase in land, exploration building and equipment	(389,662)	(2,700,557)
Proceeds from sales of concentrates	5,665,244	5,354,105
Disposal of land, exploration building and equipment	8,865	-
Acquisition of property, plant and equipment	(2,491)	(153,189)
	(3,027,660)	(4,497,779)
Decrease in cash and cash equivalents during the period	(2,962,940)	(3,430,415)
Cash and cash equivalents – Beginning of the period	6,700,016	19,704,587
Cash and cash equivalents – End of the period	3,737,076	16,274,172

Additional cash flow information (note 17)

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, incorporated under the *Canada Business Corporations Act* on April 11, 1996, is principally in the business of acquisition, exploration and development of mineral properties.

The Company, through its wholly owned Mexican subsidiary Dia Bras Mexicana, owns or controls several mining concessions located in the States of Chihuahua and Jalisco, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral concessions, receipt of necessary permits and the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, on-site where applicable, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In accordance with industry standards for properties at that stage of exploration, the Company is taking reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects (refer to notes 9 and 20).

2 Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V and Bolivar Administradores S.A. de C.V.

3 Significant accounting policies and new accounting standards

(a) Significant accounting policies

The interim consolidated financial statements of the Company have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements of the Company as at December 31, 2007, except as noted below. The disclosure provided below is incremental to that included in the annual audited consolidated financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual consolidated financial statements and should be used in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

(b) New accounting standards

As of January 1, 2008, the Company adopted the following CICA new Handbook Sections:

Section 3862, "Financial Instruments – Disclosures"

This section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which entity is exposed and how the entity manages those risks.

Section 3863, "Financial Instruments – Presentation"

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

Section 1535, "Capital disclosures"

This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

Section 1400, "General Standards of Financial Statement Presentation"

Section 1400 was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

Section 3031 "Inventories"

This section replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized.

4 Financial instruments and risk management

(a) Financial Instruments

The Company has classified financial instruments as follows:

	Three-month period ended March 31, 2008	Year ended December 31, 2007
	$	$
Financial Assets		
Held-for-trading, measured at faire value		
Cash and cash equivalents	3,737,076	6,700,016
Temporary investments	100,200	167,000
Loans and receivable – measured at amortized costs		
Trade receivable	1,359,489	-
Sales tax and other receivables	2,075,558	1,609,506
Income taxes receivable	799,476	722,515
Financial Liabilities		
Held-for-trading, measured at fair value		
Trade payable	-	1,368,164
Other liabilities, measured at amortized costs		
Accounts payable and accrued liabilities	2,954,975	2,315,477

The Company had no held-to-maturity financial instruments during the quarter ended March 31, 2008 or during the year ended December 31, 2007.

(b) Allowance account for credit losses

	Three-month period ended March 31, 2008	Year ended December 31, 2007
	$	$
Sales tax and other receivables	2,075,558	1,609,506
Income taxes receivable	799,476	722,515
Allowance for doubtful accounts	-	-
	2,875,034	2,332,021

As at March 31, 2008, management considers none of the accounts receivable doubtful and therefore no allowance has been registered.

(c) Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates, and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, receivable from pilot mining, accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

The temporary investment and provision for final settlement are measured at their fair market value.

(d) Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, future and forward contracts, it does not generally enter into such arrangements. Similarly, derivative financial instruments are not used to reduce these financial risks.

Interest rate risk

The Company's trade receivables (payables) and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

Foreign exchange risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

As at March 31, 2008, the following balance sheet items included amounts in foreign currencies as follows:

			As at March 31, 2008
	US $	**Mx Pesos**	**Equivalent CA$**
Cash and cash equivalents	269,110	928,280	366,346
Trade receivables	1,322,589	-	1,359,489
Sales tax and other receivables	-	20,410,961	1,972,931
Accounts payable and accrued liabilities and income taxes receivable and payable	(7,156)	(21,581,648)	(2,093,446)
Net balance	1,584,543	(242,407)	1,605,320

			As at December 31, 2007
	US $	Mx Pesos	Equivalent CA$
Cash and cash equivalents	1,122,440	619,342	1,164,824
Trade receivables	-	-	-
Sales tax and other receivables	-	16,858,433	1,525,520
Accounts payable and accrued liabilities and income taxes receivable and payable	(12,788)	(16,452,464)	(1,501,416)
Trade payables	(1,384,958)	-	(1,368,103)
Net balance	(275,306)	1,025,311	(179,175)

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Commodity price risk

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company has the ability to address its price-related exposure through the limited use of options, future and forward contracts. At the moment, the Company does not use derivative instruments to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

5 Trade receivables (payables)

The Company's trade receivables (payables) are detailed as follows:

	As at March 31, 2008	As at December 31, 2007
	$	$
Receivables from pilot mining	1,121,220	1,048,690
Provision for final settlement*	238,269	(2,416,854)
	1,359,489	(1,368,164)

*The provision for final settlement represents the estimated amount which would be recovered or paid back as at March 31, 2008 on shipments of concentrates for which the Company received provisional payments of approximately 90% of the shipment value at the date of shipment. As at March 31, 2008, shipments that had not reached the final settlement stage comprised approximately 3,224 tonnes of zinc concentrate (7,106,650 lbs. payable) and 931 tonnes of copper concentrate (2,051,535 lbs. payable) (4,634 tonnes (10,213,000 lbs. payable) and 1,590 tonnes (3,503,000 lbs. payable), respectively, as at December 31, 2007). Final settlement value will be determined at the quotational period under the terms of the arrangement and may vary significantly from the current provisional amount.

6 Inventories from the pilot-mining program

	As at March 31, 2008	As at December 31, 2007
	$	$
Broken material (at plant site)	-	37,600
Concentrate	207,085	571,285
	207,085	608,885

7 Temporary investments

	As at March 31, 2008	As at December 31, 2007
	$	$
Pershimco Resources Inc. ("Pershimco") 835,000 common shares – at quoted market value (December 31, 2007 – 835,000 common shares at quoted market value)	100,200	167,000
	100,200	167,000

Changes in the temporary investment value during the period were as follows:

	For the three-month period ended March 31, 2008	For the year ended December 31, 2007		
	Common shares	Common shares	Warrants	Total
	$	$	$	$
Balance – beginning of the period	167,000	261,113	78,887	340,000
Change in accounting policy (note 3)	-	240,387	159,113	399,500
Adjusted balance – beginning of period	167,000	501,500	238,000	739,500
Increase (decrease) in fair value during the period	(66,800)	(498,601)	85,000	(413,601)
Exercise of warrants	-	663,000	(323,000)	340,000
Disposal	-	(498,899)	-	(498,899)
Balance – end of the period	100,200	167,000	-	167,000

8 Property, plant and equipment

	As at March 31, 2008			
	Cost	Accumulated amortization	Net	Estimated useful life
	$	$	$	
Computer equipment	86,612	41,182	45,430	3 years
Office equipment	71,133	28,720	42,413	3 years
Leasehold improvements	160,976	32,195	128,781	Over the term of the lease
	318,721	102,097	216,624	

	As at December 31, 2007			
	Cost	Accumulated amortization	Net	Estimated useful life
	$	$	$	
Computer equipment	84,121	35,672	48,449	3 years
Office equipment	71,133	22,792	48,341	3 years
Leasehold improvements	160,976	24,766	136,210	over the term of the lease
	316,230	83,230	233,000	

9 Mining assets

	As at March 31, 2008	As at December 31, 2007
	$	$
Costs and deferred exploration expenses (a)	23,311,323	21,470,782
Land, exploration buildings and equipment (b)	12,872,546	13,278,355
Supplies and spare parts inventory	2,690,626	1,812,324
Deposits on mining assets	368,888	276,245
	39,243,383	36,837,706

(a) Cost and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at March 31, 2008	As at December 31, 2007	As at March 31, 2008	As at December 31, 2007	As at March 31, 2008	As at December 31, 2007
	$	$	$	$	$	$
Mexico (State of Chihuahua)						
Bolivar projects						
Bolivar III and IV (Bolivar Mine property)* (iv) (note 20)	-	-	-	-	-	-
La Chaparrita (ii)	85,089	-	-	-	85,089	-
Bolivar (iii)	85,076	-	-	-	85,076	-
Piedras Verdes	357,039	356,917	2,073,771	2,073,771	2,430,810	2,430,688
San José (v) (note 22 (b))	228,174	228,174	271,504	271,504	499,678	499,678
Mezquital	33,081	30,716	99,105	99,105	132,186	129,821
La Cascada	14,034	12,794	133,577	133,577	147,611	146,371
Val	2,867	2,867	100,928	100,928	103,795	103,795
Other	72,431	71,972	22,302	22,302	94,733	94,274
Cusi projects (vi)						
India – Marisa (a)	240,920	240,920	1,706,162	1,706,147	1,947,082	1,947,067
Holguin – San Juan (b)	1,555,538	1,545,056	13,112	13,112	1,568,650	1,558,168
San Miguel – La Bamba (c) (option)	222,061	221,726	2,537,905	2,532,400	2,759,966	2,754,126
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	2,140,252	2,162,028	11,177,728	9,576,131	13,317,980	11,738,159
DBM	27,894	25,883	42,752	42,752	70,646	68,635
La Engañosa (i)	64,789	-	3,232	-	68,021	-
	5,129,245	4,899,053	18,182,078	16,571,729	23,311,323	21,470,782

	Costs		Deferred exploration expenses		Total	
	As at March 31, 2008	As at December 31, 2007	As at March 31, 2008	As at December 31, 2007	As at March 31, 2008	As at December 31, 2007
	$	$	$	$	$	$
***Bolivar III and IV (Bolivar Mine property)**						
Costs and deferred exploration expenses	1,827,013	1,797,655	64,909,234	59,146,680	66,736,247	60,944,335
Less: accumulated sales of concentrates from pilot mining	(1,827,013)	(1,797,655)	(70,006,645)	(63,410,122)	(71,833,658)	(65,207,777)
	-	-	(5,097,411)	(4,263,442)	(5,097,411)	(4,263,442)
Less: transfer to excess cost recovery – pilot mining	-	-	5,097,411	4,263,442	5,097,411	4,263,442
	-	-	-	-	-	-

(i) La Engañosa

In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consorcio Minero Latinoamericano, S.A. de C.V. ("Martinez-Consorcio Minero") whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of $1,300,294(1) (US$1,265,000) as follows:

a. $66,814(1) (US$65,000) at the date of signing (paid),

b. $77,093(1) (US$75,000) in August 2008 ,

c. $77,093(1) (US$75,000) in February 2009,

d. $154,185(1) (US$150,000) in August 2009,

e. $205,580(1) (US$200,000) in February 2010,

f. $308,370(1) (US$300,000) in August 2010,

g. $411,160(1) (US$400,000) in February 2011,

and incurring minimum exploration expenditures of $308,370(1) (US$300,000) per year over the same three-year period.

The payments from d) to g) (18 months to 36 months) could be converted (at the option of Martinez-Consorcio Minero) into free-trading shares of Dia Bras Exploration if the share trades at or higher than $1.25. The property is subject to a 2% NSR which can be bought back for $1,541,850(1) (US$1,500,000) over a period of 6 years, plus minimum annual royalties of $49,339(1) (US$48,000) after 5 years.

(ii) La Chaparrita

In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property covering 10.0 hectares adjacent to the Bolivar III and IV concessions (the Bolivar Mine property) for a total amount of $87,372(1) (US$85,000) to be paid as follows:

- $15,419(1) (US$15,000) at the date of signing (paid)
- $15,419(1) (US$15,000) in July 2008
- $56,535(1) (US$55,000) in January 2009

As at March 31, 2008, the total amount of $71,953(1) (US$70,000) is included in accounts payable and accrued liabilities.

(iii) Bolivar

In January 2008, the Company entered into a right purchase agreement with the Fernandez Group regarding the Bolivar property covering 63.56 hectares adjacent to the Bolivar III and IV concessions (the Bolivar Mine property) for a total amount of $87,372(1) (US$85,000) to be paid as follows:

- $15,419(1) (US$15,000) at the date of signing (paid)
- $15,419(1) (US$15,000) in July 2008
- $56,535(1) (US$55,000) in January 2009

As at March 31, 2008, the total amount of $71,953(1) (US$70,000) is included in accounts payable and accrued liabilities.

(iv) Bolivar III and IV (the Bolivar Mine property)

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar III and Bolivar IV ("Bolivar Mine property"). The agreement provides for the acquisition by the Company of 100% of these two concessions for a consideration of US$1,200,000 payable over a two-year period. The last payment scheduled in 2006 was delayed due to legal issues (note 20).

In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of $170,888(1) (US$166,250). As at March 31, 2008, an amount of $28,910(1) (US$28,125) remains to be paid.

During the three-month period ended March 31, 2008, the Company continued its pilot-mining program on the Bolivar Mine property. During the period, the Company's sales of zinc and copper concentrates amounted to $6,625,881 (for the three-month period ended March 31, 2007 – $5,696,533). In accordance with the Company's accounting policy, revenue from sales of concentrates prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $5,097,411 (as at December 31, 2007 – $4,263,442) of excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is disclosed in long-term liability on the Consolidated Balance Sheets.

(v) San José properties

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the San José silver and base metal properties covering 823.16 hectares for a total consideration of US$349,500 and exploration expenditures of $1,683,700[(1)] (US$1,638,000) until July 2009. The remaining payment of $38,546[(1)] (US$37,500) for the San José project was made in February 2008, and the Company concluded that the recognition of an impairment charge for this project was not required as at December 31, 2007.

As per the agreement, advance royalty payments of $64,244[(1)] (US$62,500) are also scheduled for July 2008 and July 2009.

The Company is evaluating the status of this project and its terms of agreement in view of the Company's future development plans. Should the Company decide to abandon this project, the related costs and deferred exploration expenses would then be written-off (see note 22 (b)).

(vi) Cusi Project

In May and June 2006, the Company staked ground and entered into different agreements in order to earn interest in more than 7,500 hectares of contiguous mining concessions (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) La India and La Marisa properties are subject to a 1.5% NSR of up to a maximum of $1,541,850[(1)] (US$1,500,000) with a $1,027,900[(1)] (US$1,000,000) buy-back option.

(b) The Holguin properties, including the San Juan property, covering 1,676 hectares, are subject to a 1.5% NSR of up to a maximum of $1,541,850[(1)] (US$1,500,000). The NSR can be purchased for $1,027,900[(1)] (US$1,000,000). As at March 31, 2008, an amount of $28,267[(1)] (US$27,500) remains to be paid. The majority of the property titles have been transferred to the Company and the others are in the process of being transferred.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco"). As at March 31, 2008, the company had earned a 50% interest in the 36-hectare San Miguel-La Bamba property. The property is subject to a 2% NSR of which 1% may be bought back for $1,027,900[(1)] (US$1,000,000).

In April 2008, the Company and Pershimco have agreed on the terms of a joint venture agreement that foresees the undertaking of an exploration program at La Bamba – San Miguel.

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several mining concessions (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which 3,083,700[(1)] (US$3,000,000) remained to be paid as at March 31, 2008.

Subsequent to quarter end, in April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), $513,950[(1)] (US$500,000) in November 2008 and four quarterly instalments of $529,369[(1)] (US$515,000) in March, June, September and December 2009.

The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of \$11.31[(1)] (US\$11.00) per ounce or 3% NSR if the price of silver exceeds \$11.31[(1)] (US\$11.00) per ounce.

[(1)] Converted at the rate of exchange in effect as at March 31, 2008.

(b) Land, exploration building and equipment

	As at March 31, 2008		
	Cost	**Accumulated amortization**	**Net**
	$	**$**	**$**
Land	273,813	-	273,813
Buildings			
Plant	1,808,410	411,891	1,396,519
Camp	404,802	135,706	269,096
Machinery and equipment	13,135,630	4,507,123	8,628,507
Computers and office furniture	968,845	473,866	494,979
Rolling stock	3,425,850	1,616,218	1,809,632
	20,017,350	7,144,804	12,872,546

	As at December 31, 2007		
	Cost	**Accumulated amortization**	**Net**
	$	**$**	**$**
Land	273,813	-	273,813
Buildings			
Plant	1,808,410	386,648	1,421,762
Camp	404,802	115,329	289,473
Machinery and equipment	12,754,949	3,936,585	8,818,364
Computers and office furniture	940,400	415,206	525,194
Rolling stock	3,445,913	1,496,164	1,949,749
	19,628,287	6,349,932	13,278,355

10 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the three-month period ended March 31, 2008		For the year ended December 31, 2007	
	Number of shares	**Amount**	**Number of shares**	**Amount**
		$		**$**
Balance – Beginning of the period	111,371,269	53,218,198	109,550,905	51,308,067
Issued following exercise of compensation options (note 11)	-	-	996,364	1,181,141
Issued following exercise of stock options (notes 12 and 13)	40,000	20,152	824,000	728,990
Balance – End of the period	111,411,269	53,238,350	111,371,269	53,218,198

11 Compensation options

Changes in the Company's outstanding compensation options in 2007 were as follows:

	For the year ended December 31, 2007	
	Number of compensation options	**Amount**
		$
Balance – Beginning of the period	1,046,500	193,603
Exercised (note 10)	(996,364)	(184,328)
Expired (note 13)	(50,136)	(9,275)
Balance – End of the period	-	-

As at March 31, 2008, there are no outstanding compensations options.

During the year ended December 31, 2007, 996,364 compensation options were exercised for total cash proceeds of $996,364, and consequently the Company issued 996,364 common shares. The remaining 50,136 compensation options expired on August 16, 2007.

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at March 31, 2008, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 10,900,000 (as of December 31, 2007 – 10,900,000) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, up until November 2007, options granted are entirely vested at the date of grant. All options granted after November 2007 have a vesting period of two years as follows: 33 1/3% on the grant of the options, 33 1/3% one year after the grant and 33 1/3% two years after the grant of the options.

No options were granted during the first quarter ended March 31, 2008.

A summary of changes in the Company's stock options outstanding is presented below:

	For the three-month period ended March 31, 2008		For the year ended December 31, 2007	
	Number of options	Average exercise price	Number of options	Average exercise price
		$		$
Beginning of the period	10,318,333	0.72	8,957,333	0.60
Granted	-	-	2,515,000	1.10
Exercised (note 10)	40,000	0.30	(824,000)	0.60
Cancelled	-	-	(330,000)	0.91
End of the period	10,278,333	0.72	10,318,333	0.72

A summary of options outstanding and exercisable as at March 31, 2008 is presented below:

Exercise price	Number of options		Expiry date
	Outstanding	**Exercisable**	
$			
0.85	600,000	600,000	October 2008
0.75	930,000	930,000	August 2009
0.75	400,000	400,000	February 2010
0.30	1,313,333	1,313,333	September 2010
0.22	125,000	125,000	September 2010
0.40	2,545,000	2,545,000	February 2011
0.90	1,890,000	1,890,000	September 2011
0.98	40,000	40,000	January 2012
1.10	1,735,000	1,735,000	April 2012
1.28	250,000	250,000	June 2012
1.25	150,000	150,000	July 2012
0.89	300,000	300,000	October 2012
	10,278,333	10,278,333	

During the three-month period ended March 31, 2008, no stock-based compensation costs were incurred since no options were granted nor vested. For the period ended March 31, 2007, stock-based compensation costs amounted to $58,141, including $16,147 capitalized to mining assets, on the basis that the options were granted to officers and consultants involved in the exploration program in Mexico, and the balance of $41,994 was recorded in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit.

The weighted average of estimated fair value of each option granted during 2007 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the three-month period ended March 31, 2007
Average dividend per share	Nil
Estimated volatility	98%
Risk-free interest rate	4.06%
Expected life of options granted	4 years
Options granted which exercise price equals the market price of the stock on the grant date:	
Estimated fair value of option	$0.68
Exercise price	$0.98

13 Contributed surplus

	For the three-month period ended March 31, 2008	For the year ended December 31, 2007
	$	$
Balance – Beginning of the period	8,169,052	6,590,223
Stock-based compensation costs (note 12)	-	1,806,544
Exercise of options (note 10)	(8,152)	(236,990)
Compensation options expired (note 11)	-	9,275
Balance – End of the period	8,160,900	8,169,052

14 Capital disclosure

In the definition of capital the Company includes: Deficit, share capital, current and long-term liabilities, temporary investments and cash and cash equivalents.

The Company's objectives when managing capital are as follows:

a) To safeguard its ability to continue as a going concern,
b) To secure sufficient capital to be able to develop its mining projects and potentially bring them to the commercial production stage.

The Company monitors capital on an ongoing process by keeping close control over expenditures and adjusting when necessary its exploration and development program at it progresses.

As at March 31, 2008, the Company was not subject to any externally imposed capital requirements. However, it has committed to a environmental capital expenditure program at its Malpaso mill (see Note 19 (c)).

15 Income taxes

The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the three-month period ended March 31, 2008	For the three-month period ended March 31, 2007
	$	$
Loss before income taxes	847,539	(1,789,231)
Combined federal and provincial income tax benefit at 31.9% (32% in 2007)	270,365	(572,554)
Income tax rate differential in Mexico	(49,815)	55,362
Expired tax losses	64,757	-
Stock-based compensation costs	-	13,522
Increase in temporary investment	-	(35,360)
Increase (decrease) in the valuation allowance	(336,766)	153,000
Foreign exchange deductible in Mexico	80,408	(42,092)
Inflation taxable on losses and net financial liabilities in Mexico	22,785	72,347
Permanent difference	-	(2,046)
Non-deductible items in Mexico	14,161	10,918
Increase in taxable loss	-	(18,340)
Other	1,634	(757)
	67,529	(366,000)

16 Asset retirement obligations

As at March 31, 2008 and December 31, 2007, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at the Bolivar project from which asset retirement obligations may arise.

A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

17 Statements of cash flows

	For the three-month period ended March 31, 2008	For the three-month period ended March 31, 2007
	$	$
(a) The changes in non-cash working capital items are as follows:		
Sales tax and other receivables	(466,052)	727,194
Inventories from the pilot-mining program	401,800	(224,667)
Prepaid expenses	(32,253)	10,000
Accounts payable and accrued liabilities	209,064	758,961
Income taxes receivable/payable	(101,023)	93,000
	11,536	1,364,488

	$	$
(b) Additional information – non-cash transactions		
Stock-based compensation costs capitalized into mining assets (note 12)	-	16,147
Additions of mining assets included in accounts payable and accrued liabilities	454,496	237,039
Variation in trade receivables (payables) included in mining assets	(1,903,504)	2,419,349
Capitalized amortization of exploration buildings and equipment	782,153	715,820

	$	$
(c) Interest and income taxes		
Interest paid	3,613	14,764
Income taxes paid and prepaid instalments	49,425	-

18 Related party transactions

During the three-month period ended March 31, 2008, companies controlled by officers of the Company charged consulting fees amounting to $104,377 (for the three-month period ended March 31, 2007 – $124,888), including $77,457 capitalized to deferred exploration costs (for the three-month period ended March 31, 2007 – $66,000). As at March 31, 2008, no balance was due to these companies (as at March 31, 2007 – $8,033).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

19 Commitments

(a) In January 2008, the Company entered into a promise to purchase agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,144).

(b) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of approximately $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced $113,600 ($US115,000) to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the borrower signed a promissory note in favor of the Company in the amount of $494,000 (US$500,000) to secure any potential obligation for the Company. As of May 20, 2008, the amount due pursuant to the financial lease totalled $135,703 (MX 1,420,823) and represents the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately $64,848 (US$65,305). The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at March 31, 2008 and December 31, 2007.

(c) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at March 31, 2008 and December 31, 2007, no provision is recorded in accounts payable and accrued liabilities.

(d) In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

(e) In February 2004, the Company and two other companies jointly signed a five-year lease for the former office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000. Subsequent to year-end, the Company and the other interested parties entered into a full sublease agreement over the remainder of the original lease period.

20 Contingency

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions, Bolivar III and IV (the Bolivar Mine property), entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Although there can be no assurance regarding the outcome of such proceeding, management and its external legal advisors believe that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no significant effects in the financial condition or results of operation of DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property.

21 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

22 Subsequent event

(a) In April 2008, the Board granted a total of 330,000 options to purchase common shares of the Company to a director, officer and employee. The options are exercisable at a price of $0.61 until April 2013.

(b) On May 30, 2008, the Company decided to abandon the San José properties covering 823.16 hectares in Chihuahua, Mexico. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date amounting to approximately $890,000 will be written off in the second quarter of 2008.

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2008

LEONARD TEOLI
Chief Financial Officer

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, **DANIEL TELLECHEA**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2008

DANIEL TELLECHEA
President and Chief Executive Officer

ANNEXE 52-109A2

ATTESTATION DES DOCUMENTS INTERMÉDIAIRES

Je, Leonard Teoli, chef des opérations financières d'Exploration Dia Bras inc., atteste ce qui suit :

1. J'ai examiné les documents intermédiaires (au sens défini dans le Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs) d'Exploration Dia Bras inc. (l'émetteur) pour la période intermédiaire terminée le 31 mars 2008.

2. À ma connaissance, les documents intermédiaires ne contiennent pas d'information fausse ou trompeuse concernant un fait important, n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, au sujet de la période visée par les documents intermédiaires.

3. À ma connaissance, les états financiers intermédiaires et les autres éléments d'information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents intermédiaires ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les périodes présentées dans les documents intermédiaires.

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et le contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons :

   a) conçu ou fait concevoir sous notre supervision ces contrôle et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier pendant la période où les documents intermédiaires sont établis;

   b) conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur.

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion intermédiaire tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : le 30 mai 2008

Le chef des opérations financières,

Leonard Teoli

ANNEXE 52-109A2

ATTESTATION DES DOCUMENTS INTERMÉDIAIRES

Je, Daniel Tellechea, président et chef de la direction d'Exploration Dia Bras inc., atteste ce qui suit :

1. J'ai examiné les documents intermédiaires (au sens défini dans le Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs) d'Exploration Dia Bras inc. (l'émetteur) pour la période intermédiaire terminée le 31 mars 2008.

2. À ma connaissance, les documents intermédiaires ne contiennent pas d'information fausse ou trompeuse concernant un fait important, n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, au sujet de la période visée par les documents intermédiaires.

3. À ma connaissance, les états financiers intermédiaires et les autres éléments d'information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents intermédiaires ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les périodes présentées dans les documents intermédiaires.

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et le contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons :

   a) conçu ou fait concevoir sous notre supervision ces contrôle et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier pendant la période où les documents intermédiaires sont établis;

   b) conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur.

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion intermédiaire tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : le 30 mai 2008

Le président et chef de la direction,

Daniel Tellechea

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 30, 2008

This Management's Discussion and Analysis ("MD&A") supplements the unaudited consolidated financial statements and related notes of Dia Bras Exploration Inc. ("Dia Bras" or the "Company") for the three-month period ended March 31, 2008 and follows rule 51-102A of the Canadian Securities Administrator regarding continuous disclosure for reporting issuers. Therefore, it should be read in conjunction with those financial statements and related notes as at March 31, 2008. Additional information relating to Dia Bras is also available on SEDAR at www.sedar.com. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

NOTE TO READERS

Until it can be determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

CORPORATE OVERVIEW AND BUSINESS

Headquartered in Montréal, Canada, Dia Bras focuses on the exploration and development of silver, copper, lead and zinc properties throughout its combined 17,850 hectares in the states of Chihuahua and Jalisco, Mexico. Two of the Company's projects, Bolivar and Cusihuiriachic ("Cusi"), are located in the Sierra Madre Occidental mountains of northwestern Mexico and within transport distance to its Malpaso Mill. Dia Bras' Malpaso Mill can process up to a capacity of 850 tonnes per day ("tpd") with potential for 1,350 tpd. In addition to Bolivar and Cusi, Dia Bras has also signed an option to acquire the La Engañosa property in Jalisco, Mexico.

FIRST QUARTER 2008 HIGHLIGHTS

» Updated resource estimate at Bolivar: total of 945,400 tonnes at 2.72% CuEq in the Measured and Indicated categories and more than 4.0 Mt at 1.84% CuEq in the Inferred category, all at a 2.5% CuEq cut-off for the upper skarn and 1% CuEq cut-off for the lower skarn (see press release March 3, 2008);

» Sales of approximately $6.6 million at Bolivar III and IV ("Bolivar Mine property") from pilot mining, a 16% increase compared with $5.7 million in the corresponding period of 2007;

» Operating cash costs per dry metric tonne of US$95.56 (see Non-GAAP measured), representing 21% decrease from US$121.97 for the same period last year;

» Acquisition of an option on the La Engañosa property in the Jalisco State of Mexico, which has an historical resource (non-NI43-101 compliant) of 1 Mt and has averaged 1.2% Cu and 51 g/t Ag – with potential to hold a copper-silver ore body amenable to easy open pit mining;

» 6,172 metres of drilling at Bolivar and 6,476 in Cusi, for a total of 12,645.5 metres, on target after the first quarter to reach 35,000 – 40,000 metres of drilling in 2008;

Subsequent to quarter end, on May 1, 2008, the Company received its first Mineral Resource estimates for Santa Edwiges and Promontorio sectors of the Cusi silver district: 2.12 M oz AgEq in the Measured and Indicated categories and 14.6 M oz AgEq in the Inferred category.

OVERALL PERFORMANCE – FIRST QUARTER 2008

EXPLORATION, PILOT MINING AND MINING DEVELOPMENT ACTIVITIES- FIRST QUARTER 2008

Bolivar Project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua, approximately 250 km southwest of the city of Chihuahua, the capital of the state of Chihuahua in northern Mexico and, more specifically, approximately 10 kilometres southwest of Urique. It includes three units of exploration properties: the Bolivar, Mezquital and San José groups, which comprise 17 mineral concessions that cover approximately 7,460 hectares.

The Bolivar project is covered by different purchase and option agreements including:

Bolivar III and IV (Bolivar Mine Property) Option Agreement

In 2004, the Company entered into a commercial agreement with the owners of Bolivar III and Bolivar IV ("the Bolivar Mine property"). The agreement provided for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000. In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of US$166,250. As at March 31, 2008, an amount US$28,125 remains to be paid.

As at March 31, 2008, 50% interest is registered into the name of the Company and 50% is still registered under the name of Javier Bencomo Munoz and in process of registry under the name of the Company before the Public Mining Registry.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S. de R.L. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions, Bolivar III and IV (the Bolivar Mine property), entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Although there can be no assurance regarding the outcome of such proceeding, management and its external legal advisors believe that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no significant effects in the financial condition or results of operation of DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 20 on contingency in the 2007 year-end audited consolidated financial statements).

La Chaparrita

In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property covering 10.0 hectares adjacent to the Bolivar III and IV concessions (the Bolivar Mine property) for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid)
- US$15,000 in July 2008
- US$55,000 in January 2009

As at March 31, 2008, the total amount of US$70,000 is included in accounts payable and accrued liabilities.

Bolivar

In January 2008, the Company entered into a right purchase agreement with the Fernandez Group regarding the Bolivar property covering 63.56 hectares adjacent to the Bolivar III and IV concessions (the Bolivar Mine property) for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid)
- US$15,000 in July 2008
- US$55,000 in January 2009

As at March 31, 2008, the total amount of US$70,000 is included in accounts payable and accrued liabilities.

Bolivar Project 2008 Exploration Program

A budget of US$2.5 million is forecasted in 2008, and exploration efforts will be focused in three areas with a view to accelerate the feasibility study. 20,000 metres of drilling are planned at Bolivar as detailed below. The program at Bolivar has the objective to deliver sufficient resources in the Measured and Indicated categories to allow for a positive feasibility study to be undertaken in the third quarter of 2008. The view of assessing the construction of a mill on site at Bolivar has been addressed by the Company since the acquisition of the property and the inception of pilot-mining activities in 2005; the 2008 exploration program is very important for achieving that goal.

Bolivar – Alta Ley

Drilling will be focused on increasing the measured and indicated resources at the Bolivar mine Alta Ley area, especially within the Titanic and Selena massive sulphide lenses, and along the Fernandez Trend. 10,000 metres of core diamond drilling (surface and underground) are planned in this area.

Bolivar – El Gallo

A further 5,000 metres of drilling is planned in this area to: 1) enable the upgrade of some of the Inferred Resources of the El Gallo Lower Skarn to Measured and Indicated; and 2) further increase the total tonnage of the upper and lower skarn horizons of this prospect.

Bolivar - Exploration drilling

An exploration drilling program of 5,000 metres will allow the Company to demonstrate the bulk volume potential of the Bolivar property. This drilling will be dedicated to evaluate the strike extension of the favourable upper and lower skarn horizons over 2,000 metres of strike length along the La Montura trend where 32.5 metres averaging 4.26% Zn have been intersected at La Narizona prospect.

Bolivar Exploration Q1-2008

An updated resource estimate was completed for the Bolivar project, as at February 29, 2008. The new resource estimate has significantly increased from the previous evaluation and is summarized in the table below. (A copy of the resource estimate report by Geostat is available on SEDAR at www.sedar.com.)

Total Resources of the Bolivar Project
Calculated, Geostat Systems International Inc., 2008-02-28
The cutoff grade applied in the upper and lower skarns is 2.5% CuEq
: Copper equivalent - %CuEq=%Cu+0.5%Zn+0.33*Au (g/t)+0.0066*Ag (g/t)

Classification	Cutoff on the % CuEq LS - US	Tonnes	SG (t/m^3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	Fe %	CuEq* %
Total Measured	1.00 – 2.50	299,900	3.33	1.11	2.68	0.23	24.30	9.95	2.69
Total Indicated	1.00 – 2.50	645,600	3.32	1.12	2.74	0.18	26.55	8.71	2.73
Measured + Indicated	**1.00 – 2.50**	**945,400**	**3.34**	**1.12**	**2.70**	**0.20**	**25.84**	**9.10**	**2.72**
Total Inferred	1.00 – 2.50	4,056,100	3.28	1.23	0.73	0.24	25.23	14.36	1.84

The table above shows the total resources for the upper and lower skarns at various % CuEq cutoff grades. Note that the first set of figures on the left side shows the cutoff grade for the lower skarn, and for the upper skarn, on the right side of the column. Total resources of the Bolivar Project include those from the upper and lower skarn units in the Alta Ley area, the El Gallo area, the Increible area, the North West area and the La Montura area.

Notes:

1 *CIM Definitions were followed for the resource estimate.*
2. *A minimum width of 2 m was used for a mineralized zone.*
3. *Densities of mineralized rock are indicated in the tables.*

Price Assumptions used for the CuEq calculation (US$): Cu 2.00/lb, Zn 1.00/lb, Ag 10.00/oz, Au 500.00/oz.

Drilling is focused on three main areas: the Bolivar Mine property (Alta Ley), the El Gallo zone and the La Montura trend. At the mine, more than 1,807 metres of underground and 1,009 metres of surface drilling was performed, mostly in the Selena and Titanic zone to delineate more resources, and in the San Francisco area, an undeveloped area situated some 300 metres south of the main mine area.

In the El Gallo area, 1,259 metres of drilling was completed, mostly to upgrade the inferred resources to Measured and Indicated categories. The Company continues to have success in the El Gallo area and announced the highest grade ever in this area of Cu-Au intersected in hole DB08B240, which intersected 7.5 metres of 4.53% Cu, 3.75 g/t Au and 383 g/t Ag, including a 4-metre section averaging 6.1% Cu, 6.78 g/t Au and 644 g/t Ag (press release of April 8, 2008).

In the La Montura trend, a further 1,035 metres of surface drilling has been completed to further define the favourable upper and lower skarn horizons and initiate a potential resource evaluation of this area.

	Metres Drilled			
Area	**January**	**February**	**March**	**Total**
San Francisco	147	123	214	484
Selena	387	318	-	705
Titanic	-	202	416	618
Total Underground	534	643	630	1,807
Bolivar Alta Ley	509	386	114	1,009
El Gallo	248	484	527	1,259
El Val	-	135	726	861
La Increíble	-	-	201	201
La Montura	-	-	-	-
La Narizona	363	672	-	1,035
La Pequeña	-	-	-	-
Total Surface	1,120	1,677	1,568	4,365
Total	**1,654**	**2,320**	**2,198**	**6,172**

Bolivar III and IV (Bolivar Mine Property) Pilot-mining Program

During the first quarter of 2008, the Company processed 32,595 tonnes of material from the Bolivar Mine property averaging grades of 2.35% Cu and 7.26% Zn, producing 2,249 DMT of copper concentrate and 3,448 DMT of zinc concentrate compared with 30,014 tonnes of material processed, with average grades of 1.34% Cu and 6.77% Zn, producing 1,172 DMT of copper concentrate and 2,987 of zinc concentrate for the same period in 2007.

First quarter production value amounted to US$6.9 million, a 32.69% increase over last year's corresponding period of $5.7 million. The increase in production value compared to the first quarter of 2007 is mostly attributable to higher copper grades, the strong performance of copper market prices and increased mill throughput. Increased production value from higher zinc grades compared to last year's period was offset by the decrease in zinc market prices during that period.

A summary of comparative statistics for 2008 and 2007 is shown in the table below.

Bolivar Pilot Mining / Summary of the First Quarter 2008

	Forecast Q1-2008	Actual Q1-2008	Actual Q1-2007	% Variation 2008 over 2007
Tonnes processed	32,000	**32,595**	30,014	**8.60**
Daily throughput	366	**373**	343	**8.75**
Copper grade	1.40%	**2.35%**	1.34%	**75.37**
Zinc grade	8.00%	**7.26%**	6.77%	**7.23**
Copper recovery	82.00%	**88.33%**	81.62%	**8.22**
Zinc recovery	88.00%	**80.81%**	84.61%	**(4.49)**
Copper concentrate production DMT	1,355	**2,249**	1,172	**91.89**
Zinc concentrate production DMT	3,949	**3,448**	2,987	**15.43**
Total production of copper (pounds)	806,560	**1,479,684**	722,259	**104.86**
Total production of zinc (pounds)	4,962,446	**4,391,251**	3,788,150	**15.92**
Average price of copper per pound, US$	$2.80	**$3.45**	$2.69	**31.59**
Average price of zinc per pound, US$	$1.00	**$1.08**	$1.57	**(31.21)**
(in US$ millions)				
Total net smelter production value[(1) (2) (3)]	$5.3 M	**$6.9 M**	$5.2 M	**32.69**
Direct operating cash costs (including development) [(1) (2) (3)]	$3.1 M	**$3.1 M**	$3.7 M	**(13.5)**
Direct operating cash margin (FOB Malpaso mill) [(1) (2) (3)]	$2.2 M	**$3.8 M**	$1.5 M	**146.66**
Operating cash costs/DMT (including development) [(1) (2) (3)]	$98.00	**$95.59**	$121.97	**(20.80)**

(1) Non-GAAP measures: The Company reports net smelter production value (net of treatment and refining charges), direct operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Net smelter production value is calculated using quarterly average current metal prices which may be different from final prices.

(3) Before amortization

The Company's total concentrate production is sold to MRI Trading AG (« MRI »), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total sales during the quarter amounted to US$6.62 million (US$5.69 million in the corresponding period of 2007). Total provisional billings to MRI during the quarter amounted to US$6.9 million.

Until the Company reaches the commercial production stage, revenue from sales of concentrates from a pilot-mining program is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the property.

Cusi Project

The history of the Cusihuiriachic silver district spans three hundred-plus years. The abundance of silver initially attracted fortune hunters to Cusi in the late 1600s, and this centrally located district has allowed Mexico to control approximately 33% of the world's silver production. These former mines historically produced high-grade silver but became inactive during plummeting silver prices; most have never been explored at depth and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The Cusi project is subject to different purchase and option agreements all entered into in 2006, including the Minera Cusi agreement on which related properties' exploration expenditures were incurred during the first quarter of 2008 and the Pershimco Option Agreement.

Minera Cusi Agreement

In 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years of which US$3,000,000 remained to be paid, at the option of the Company, as at March 31, 2008.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. Those amounts are not included in accounts payables and accrued liabilities as at March 31, 2008, but are included since the date of this agreement and will, therefore, be part of accounts payable in the second quarter of 2008. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

Pershimco Option Agreement

In 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District. The property is subject to a 2% NSR of which 1% may be bought back for US$1,000,000. The Company has earned a 50% interest in the project. Transfer of title remains in process. In April 2008, the Company and Pershimco have agreed to terms of a joint venture agreement.

Cusi Exploration – Q1-2008

The objectives of 2008 are twofold: 1) define a large silver resource within the Cusi silver mining camp, and 2) identify sufficient Measured and Inferred resources at Santa Edwiges and Promontorio to begin a pilot-mining program in 2008.

Regional Mapping

A regional mapping, prospecting and sampling program in the southern part of the Cusi property was initiated in the first quarter of 2008. The objectives were to define a zone of potential economic mineralization in silver and follow up with a limited drilling program. The exploration group evaluated a number of historical mineralized and mined areas – including La Reina, Princesa and Coyotes. Results will be announced in the second quarter of 2008.

Cusi 2008 Exploration Program and Development Activities

A budget of US$2.5 million is forecasted for 2008. Activities will be focused on metallurgical testing with the objective of improving metal recovery, especially for the material from the transition zones (mixed oxides and sulphides) and sulphide zones to a commercial level to allow the start-up of the pilot-mining program.

15,000 metres of drilling are planned at Cusi to further define the resources at Santa Edwiges and Promontorio, as well as to evaluate, by drilling, the potential of the Minerva area discovered during the surface mapping program. The Company intends to drill some 2,000 metres in this area to evaluate the potential of this sector. A first NI43-101 resource estimate was released.

Drilling

From January to March 2008, 6,476 metres of diamond core drilling was performed on the Cusi project (4,467 m from surface and 2,009 m from underground).

Metres Per Zone	January	February	March	Total
Santa Edwiges Sector	422	792	795	
Total Underground	422	792	795	2,009
Promontorio Sector	920	789	126	1835
Santa Edwiges Sector	601	394	0	995
Santa Marina	176	521	376	1,073
Minerva	0	40	524	564
Total Surface	1,697	1,744	1,026	4,467
Grand Total	**2,119**	**2,536**	**1,821**	**6,476**

The highlights of the exploration program came from the publication of the first NI43-101-compliant resources estimates for two of the most promising sectors of the Cusi camp, the Santa Edwiges and Promontorio areas. These numbers are very promising, as only two of the known twelve mineralised areas have been included in the resource calculation, leaving a tremendous upgrade potential.

Resources - Total of Promontorio and Santa Edwiges
Calculated by Yann Camus, Eng., Geostat Systems International Inc.,
Resource situation on 2008-03-31
Cutoff at 120 g/t AgEq, 2 m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Oz of Ag	Oz of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured+Indicated	**234,000**	**0.12**	**187**	**0.05**	**0.80**	**0.82**	**281**	**1,413,260**	**2,121,160**
Inferred	**1,394,000**	**0.24**	**188**	**0.06**	**1.15**	**1.14**	**326**	**8,434,810**	**14,614,410**

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Notes:

1. *CIM Definitions were followed for the resource estimate.*
2. *A minimum width of 2 m was used for a mineralized zone.*
3. *Densities of mineralized rock are indicated in the tables.*
4. *Equivalent Ag grades and contained ounces were estimated based on gold, silver, lead and zinc plant recoveries as per the most recent metallurgical test work and smelter terms.*
5. *Mineral resources that are not mineral reserves do not have demonstrated economic viability.*
6. *Price assumptions used for the AgEq calculation (US$): Ag 11.00/oz, Au 600.00/oz, Cu 2.00/lb, Zn1.00/lb, Pb 0.65/lb.*

Santa Edwiges (Refer to the Minera Cusi Agreement)

From January to March 2008, 4,077 metres of core diamond drilling (surface and underground) was performed, as well as the development of more than 160 metres of the 303 ramp which should allow access to a mineralized zone containing possibly up to 40,000 tonnes of economic (Pb-Zn-Ag) material known as the Santa Rosa chimney. This zone has been intersected by a number of surface and underground drill holes (including hole DC07B091).

Promontorio Mine (Refer to the Minera Cusi Agreement)

From January to March 2008, 1,835 metres of surface drilling was performed in this area, as well as close to 100 metres of ramp advance towards both the El Gallo vein and the Veta A vein. The dewatering of the main shaft continued with the water level brought down to the 7th level and more underground mapping and sampling to assess the potential of the 7th level area.

Cusi Metallurgical Study

During the first quarter of 2008, batch test samples were sent to San Luis Potosi University for metallurgical testing. The study is headed by Dr Alejandro Lopez Valdivieso (Ph.D. Minerals Engineering, UC Berkeley and M.Sc.A. Metallurgy, South Dakota School of Mines) and Mr. Ruben Tello Flores, Metallurgist.

This program was initiated for Santa Edwiges and includes mineralogical studies and flotation tests to obtain both a silver-lead concentrate and a zinc concentrate. The first results from the flotation tests are very promising. They indicate that it is feasible to produce a lead concentrate with 60% Pb and 1 kg / ton Ag with a recovery of 75% for lead and 70% for silver and also to produce a zinc concentrate with 55% Zn with low levels of lead and iron for a zinc recovery of 70%. This metallurgical study is continuing to improve recoveries for silver, lead and zinc.

In respect to Promontorio, metallurgical testing is in process to obtain silver concentrate.

La Engañosa Property

In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consorcio Minero Latinoamericano, S.A. de C.V. ("Martinez-Consorcio Minero") whereby it can earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 of which US$65,000 was paid at the date of signature and the remaining option balance of $1,200,000 to be paid as follows:

US$75,000 in August 2008,

US$75,000 in February 2009,

US$150,000 in August 2009,

US$200,000 in February 2010,

US$300,000 in August 2010,

US$400,000 in February 2011,

and incurring minimum exploration expenditures of $308,370[1] (US$300,000) per year over the same three-year period.

The last four payments totalling US$1,050,000 could be converted (at the option of Martinez-Consorcio Minero), into common shares of the Company if the shares trade at or higher than $1.25. The property is subject to a 2% NSR which can be bought back for US$1.5 million over a period of 6 years, plus minimum annual royalties of US$48,000 after 5 years.

RESULTS OF OPERATIONS FIRST QUARTER 2008 VS 2007

During the quarter ended March 31, 2008, the Company realized a profit of $780,010 ($0.01 per share) compared with a loss of $1,423,231 ($0.01 per share) in 2007.

The period results are explained as follows:

Income

Interest income amounted to $43,705 compared with $109,892 in 2007. This decrease in interest revenue is due to a lower average level of cash on hand in 2008 compared to 2007.

Expenses

Administrative

Administrative expenses totalled $606,879 compared with $517,252 for the three-month period ended March 31, 2007. This increase is explained by increased management salaries not capitalized to mining assets ($62,655), payment and accrual for termination payments totalling $149,248 (nil in 2007), increased corporate office salaries for $19,267 and increased lease operating expenses at the Montreal corporate office for the first quarter of 2008 in the amount of $35,618. During 2007, the Company moved offices and benefited from free rent over a six-month period; however, the Company had incurred additional office expenses. Other office expenses and administrative travel were down $89,363 compared to 2007.

Consulting fees increased by $24,750 compared to 2007 due to additional services provided in 2008.

Business development expenses amounted to $52,240 compared with $137,038 in the first quarter of 2007, as the Company reduced investor relations consulting activities and participated in fewer industry events.

Other

Corporate expenses were consistent with the same period in 2007 and included directors' fees amounting to $27,750 (nil in Q1-2007).

During the quarter, the Company did not account for any stock-based compensation cost since no options were granted nor vested during the period. In the first quarter of 2007, those costs amounted to $58,141 including $16,147 capitalized to mining assets and the balance of $41,994 recorded in the Consolidated Statements of Operations and Deficit.

During the quarter, due to the increased market price of copper, the Company recorded a gain on the variation of commodity market prices of $1,373,705 related to final settlement billings and unsettled shipment provision change in value during the quarter, compared with a loss of $1,282,415 in the same period of 2007.

During the period, the Company recorded a non-cash loss on change in value of the temporary investment in Pershimco Resources Inc. of $66,800 compared to a non-cash gain of $110,500 in 2007. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

During the three-month period ended March 31, 2008, the Company recorded a gain on currency exchange of $91,199 (loss of $146,007 in 2007). This gain is mainly attributable to the conversion into Canadian currency of the monetary assets and liabilities in Mexico and on final billings and outstanding negative final settlement provision, as both the U.S. dollar and Mexican peso gained value over the Canadian dollar.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Profit (Loss)	Basic and Diluted Loss Per Share
	$	$
March 31, 2008	780,010	0.01
December 31, 2007	(3,678,927)	(0.03)
September 30, 2007	(1,885,151)	(0.02)
June 30, 2007	(2,196,390)	(0.02)
March 31, 2007	(1,423,231)	(0.01)
December 31, 2006	(417,065)	(< 0.01)
September 30, 2006	(406,545)	(< 0.01)
June 30, 2006	(709,539)	(< 0.01)

LIQUIDITY AND WORKING CAPITAL

As at March 31, 2008, the Company's working capital amounted to $5,369,001, including $3,737,076 in cash and cash equivalents, compared with $6,137,120 as at December 31, 2007, including $6,700,016 in cash and cash equivalents.

Decrease in cash compared to December 31, 2007 is mainly due to the settlement of negative final billing with MRI Trading amounting to $1.5 million and investment in mining assets of $8,309,616 including exploration program and property payments. Capital expenditures amounted to $389,662. The liquidity and working capital are sufficient to meet current liabilities and to support current operations.

As at March 31, 2008, sales tax and other receivables amounted to $2,075,558 ($1,609,506 as at December 31, 2007) and are mostly comprised of Mexican recoverable Value Added Tax credits "IVA". Income taxes receivable in the amount of $799,476 ($722,515 as at December 31, 2007) represents 2007 provisional tax instalments receivable from the Mexican tax authorities. As at March 31, 2008, no allowance was taken with respect to any of the amounts receivable. Income taxes receivable is expected to be received during the third quarter of 2008.

As at March 31, 2008, accounts payable and accrued liabilities amounted to $2,917,683 ($2,254,123 as at December 31, 2007) which represents mostly current usual business transaction balances and unpaid provision of approximately $410,000 including $307,000 from year-end 2007. The increase in accounts payable is also due to property purchase agreements entered into in the first quarter of 2008 of which $140,000 is included in accounts payable and accrued liabilities as at March 31, 2008.

As at March 31, 2008, and included in working capital, the Company has a net **receivable** position of $1,359,489 with MRI Trading, (**payable** of $1,368,164 as at December 31, 2007, resulting from a reduction of metal prices in November and December 2007 which has been disclosed separately as trade payables). The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property, thereby providing a source of income through the sales of concentrates, the Company is not yet considered as being at the commercial production stage.

The Company's current near-term plans include the following objectives:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Exploration:

(a) Block Measured and Indicated resources to reserves,
(b) Identify new mineral resources,
(c) Explore region adjacent to the Bolivar Mine property and Santa Edwiges (Cusi) sector;

(3) Mine development; and

(4) Corporate activities: to continue to identify and assess property and corporate acquisition or business combination opportunities to increase shareholder value.

The Company will continue to periodically reassess the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, Management will continually assess its capital requirements that may require accessing capital markets.

During the first quarter of 2008, the Company did not complete any private placement (nil in 2007). 40,000 stock options were exercised for a total cash consideration of $12,000 (374,750 stock options for $218,000 in 2007).

The pilot-mining program generated sales of $6.6 million ($5.7 million in 2007) and cash flow of approximately $3.8 million ($1.5 million in 2007) which was used in the exploration program and other project related costs in Mexico.

Capital Expenditures, Deferred Exploration Expenses and Property Payments

Capital expenditures in 2008 amounted to $0.3 million and consisted of machinery and equipment at the project mill site, compared with 2007 capital expenditures of $2.8 million and $2.7 million in machinery and equipment. Other mining asset expenses amounted to $8,309,616 compared with $6,998,138 in the same period of 2007. This increase is due to important purchases of spare parts for the mill, chemicals, fuel and explosives in the first quarter of 2008.

Currently, the Company has the necessary equipment to accomplish its 2008 exploration program along with the expected mining and development activities on both Cusi and Bolivar projects. Other capital expenditures in 2008 will be limited to plant optimization, environmental capital expenditure investment at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1 million.

Property payments in the first quarter amounted to approximately $259,550 ($43,150 in 2007), including $64,789, $85,089 and $85,076, respectively, for the newly acquired La Engañosa, Bolivar and La Chaparrita properties.

Long-term Debt

Following the new agreement entered into with Minera Cusi in April 2008, the Company has an obligation of US$2,560,000 including US$2,060,000 payable in 2009 which will be reflected in the consolidated financial statements of the second quarter of 2008.

FINANCIAL COMMITMENTS

The Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012;

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been subleased until the end of the lease;

(c) In January 2008, the Company entered into an agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,143);

(d) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the Borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the Borrower signed a promissory note in favour of the Company in the amount of US$500,000 to secure any potential obligation for the Company. On May 20, 2008, the amount due pursuant to the financial lease totalled $135,703 and represented the maximum potential exposure for the Company under this agreement. The Balance outstanding under the advance is approximately US$65,305. The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at March 31, 2008 (nil as at December 31, 2007); and

(e) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at March 31, 2008, no provision is recorded in accounts payable and accrued liabilities.

To exercise its various options on the mining properties, the Company's option payments and exploration expenses would be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	136,839	308,370	445,209
2009	344,347	308,370	652,717
2010	513,950	308,370	822,320
2011	411,160	-	411,160

NOTE: Those amounts exclude payments and expenses relating to the San José property since the decision to abandon the project was taken during May 2008.

OFF-BALANCE SHEET ARRANGEMENT

During the period, the Company did not enter into any off-balance sheet arrangement.

SUBSEQUENT EVENT

On May 30, 2008, the Company decided to abandon the San José properties covering 823.16 hectares in Chihuahua, Mexico. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date amounting to approximately $890,000 will be written off in the second quarter of 2008.

RELATED PARTY TRANSACTIONS

During the first quarter of 2008, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections as follows;

Section 3862, "Financial Instruments – Disclosures"; Section 3863, "Financial Instruments – Presentation"; Section 1535, "Capital disclosures"; Section 1400, "General Standards of Financial Statement Presentation; Section 3031 "Inventories" replaces the existing section 3030.

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031, "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized.

CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

This represents a critical accounting policy since it has an impact on the consolidated financial statements, given the embedded derivative included in the sales agreement for concentrate is recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining Assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and Deferred Exploration Expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as: 1) no financial resources are available for development in areas of interest for three consecutive years or 2) exploration results do not warrant further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

» Persuasive evidence of an arrangement exists;
» Delivery has occurred under the terms of the arrangement;
» The price is fixed or determinable; and
» Collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment, using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time, it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of 6 months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

Asset Retirement Obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and, therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Other than the temporary investments and the guaranty, the Company does not use financial or other instruments. However, management considers that an embedded derivative is included in the Company's concentrate sales agreements.

RISK AND UNCERTAINTIES

Business Risks

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above and as set out below:

- » Actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
- » Mining dilution;
- » Ramp wall failures or cave-ins;
- » Ventilation and adverse temperature levels underground;
- » Industrial accidents;
- » Equipment failures;
- » Natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
- » Encounter of unusual or unexpected geological conditions;
- » Changes in power costs and potential power shortages;
- » Shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; and
- » Restrictions imposed by government agencies.

Land Title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to note 9 and 20 of the three-month period ended March 31, 2008, unaudited interim consolidated financial statements).

Capital Needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity Prices

The Company is exposed to commodity price risk for variations in base and precious metal prices, since final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Foreign Exchange Risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit Risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the government of Mexico, and, as such, management believes it also represents a normal credit risk.

OUTLOOK AND OBJECTIVES

2008 OBJECTIVES REMAIN AS FOLLOWS:

- » Pursue aggressive exploration program to expand and upgrade current resources at Bolivar;
- » Continue exploration to increase the first resource estimate at Cusi;
- » Conduct metallurgical testing at Cusi and start up pilot mining;
- » Initiate a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
- » Evaluate the full potential of the newly acquired property – La Engañosa;
- » Process 144,000 tonnes of material from Bolivar at average grades of 1.4% Cu and 8.0% Zn for a production value of US$24 million;
- » Drill a combined 35,000 metres at Bolivar and Cusi;
- » Conduct blue sky exploration outside Bolivar and Cusi mining areas; and
- » Maintain cost improvement program in all areas of the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Internal Controls over Financial Reporting

The Company, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of its internal control over financial reporting as of March 31, 2008, pursuant to the requirements of Multilateral Instrument 52-109. Based on this evaluation, the Company concluded that the disclosure controls and procedures are effective in making known to them in a timely manner material information relating to the Company and its subsidiaries, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Company's financial statements for external purposes in accordance with Canadian GAAP.

During the quarter ended March 31, 2008 the following changes to the Company's internal control over financial reporting were made to regulate weaknesses identified in the last quarter of 2007:

- Sales valuation process: New procedures have been implemented in order to ensure the use of appropriate forward prices at the date of sales recognition.
- Reporting of material commitment agreements: Identified managers and officer will be asked to complete and sign a report, on a monthly basis, listing all the agreements or commitments involving the Company during the reporting period of which they have knowledge.

Other than the above mentioned changes, there have been no changes in the Company's internal control over financial reporting for the quarter ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 – SECTION 5.3**

Analysis of Costs and Deferred Exploration Expenses

				For the Three-month Period Ended March 31, 2008	For the Year Ended December 31, 2007
	Bolivar $	Cusi $	La Engañosa $	Total $	Total $
Balance – Beginning of period	3,404,627	18,066,155	-	21,470,782	11,672,155
Costs and deferred exploration expenses					
Property acquisition and related costs	203,708	(8,947)	64,789	259,550	1,446,016
Sampling	79,415	63,954	-	143,369	2,174,022
Geology consulting and management	257,044	244,879	2,895	504,818	1,343,279
Drilling and mining development	1,577,383	914,805	-	2,492,188	9,265,331
Pilot milling and metallurgy testing	877,508	-	-	877,508	5,131,739
Supervision and local administrative costs	177,229	126,570	-	303,799	939,631
Transportation costs	1,925,135	17,155	-	1,942,290	9,999,427
Roads	15,936	13,104	-	29,040	145,722
Camp costs	275,396	65,849	-	341,245	2,817,404
Capitalized amortization of exploration buildings and equipment	621,016	160,800	337	782,153	3,526,437
Stock-based compensation costs	-	-	-	-	772,898
	6,009,770	1,598,169	68,021	7,675,960	37,561,906
Write-off of mining assets – Costs and deferred exploration expenses	-	-	-	-	(1,199,891)
Sales of concentrate	(6,625,881)	-	-	(6,625,881)	(24,056,537)
	(616,111)	1,598,169	68,021	1,050,079	12,305,478
Transfer to (from) excess cost recovery – pilot mining	790,462	-	-	790,462	(2,506,851)
	174,351	1,598,169	68,021	1,840,541	9,798,627
Balance – End of period	3,578,978	19,664,324	68,021	23,311,323	21,470,782

(ii) **NATIONAL INSTRUMENT 51-102 – SECTION 5.4**

Disclosure of Outstanding Securities as at May 30, 2008

Common shares: 111,501,269

Options outstanding: 10,518,333

Number of Options	Exercise Price $	Expiry Date
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,313,333	0.30	September 2010
125,000	0.22	September 2010
2,455,000	0.40	February 2011
1,890,000	0.90	September 2011
40,000	0.98	January 2012
1,735,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Chairman

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

OFFICERS

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary